Scotiabank®

25

2025 ANNUAL REPORT

Scotiabank's vision is to be our clients' most trusted financial partner and deliver sustainable, profitable growth

REPORTED NET INCOME	ADJUSTED NET INCOME[2]
$7.8 Bn	$9.5 Bn
REPORTED RETURN ON EQUITY[1]	ADJUSTED RETURN ON EQUITY[2]
9.7%	11.8%
TOTAL ASSETS	COMMON EQUITY TIER 1 (CET1) RATIO[3]
$1.5 T	13.2%

[1] Refer to Glossary on page 136.
[2] Refer to Non-GAAP Measures section starting on page 20.
[3] The regulatory capital ratios are based on Basel III requirements as determined in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guideline – Capital Adequacy Requirements.

Our Strategy

Launched at our Investor Day in December 2023, our strategy focuses on four key pillars:

 **Grow and scale in priority markets**

We are deploying most of our incremental capital to our priority businesses in Canada, the United States, and Mexico, strengthening North American corridor connectivity to accelerate growth and scale while ensuring resources go where they create the greatest impact and value.

 **Earn primary client relationships**

We are advancing our North Star of client primacy by driving value over volume – building deeper, long-term relationships with our clients, diversifying our business mix, and bringing the full strength of the Bank to meet our clients' evolving needs.

 **Make it easy to do business with us**

We are simplifying our processes, driving operational excellence and efficiency, improving access to our products and services, and investing in digital, cash management, and cross-border capabilities, so that our clients can confidently bank with us wherever they are and however they choose.

 **Win as one team**

Through our ScotiaBond, we are investing in our people and communities, fostering an inclusive, high-performance culture where everyone thrives, and strengthening our commitment to being the employer of choice.



Scott Thomson
President and
Chief Executive Officer

CEO's Message to Shareholders

Fellow shareholders,

2025 was a very positive year for Scotiabank as we strengthened our foundation, advanced our vision to be our clients' most trusted financial partner, and continued to deliver against our strategy.

Heading into this year, few could have predicted the events that would reshape our global operating environment – the effects of which continue to ripple across all areas of the economy, from consumer spending to housing markets. Yet despite growing geopolitical tensions and the rewiring of global trade relations, we have remained disciplined in our execution, controlling what we can and staying laser focused on our plan.

I am immensely proud that two years after launching our enterprise strategy, we are doing what we said we would do. We are making clear progress towards achieving our key priorities, including being prudent in our capital allocation, improving our client experience, and seeking out ways to work better, faster, safer, and at a lower cost.



We have shifted our business from volume to value – moving our focus from leading with our loan book to building deeper, more meaningful relationships with clients, enhancing our products and services, and diversifying our business mix to advance our North Star of client primacy. And we are delivering consistent results – as we fortify our balance sheet, improve our loan-to-deposit ratio, grow return on equity, and drive a stronger shareholder return.

Our solid share price performance this year signals strong investor confidence and a recognition that we are on the right path. We have returned capital to our shareholders through a quarterly dividend increase of four cents, and by buying back approximately 11 million shares during 2025.

ScotiaBond

We believe that a strong corporate culture is a strategic driver that fuels performance, strengthens alignment, and delivers lasting value to our clients and shareholders. Our culture ambition – **our ScotiaBond** – captures our shared commitment to each other to create safe spaces to learn and grow, promote accountability, and foster inclusivity.

ScotiaBond is more than a reflection of who we are today – it's a **foundation for where we are headed**. It grounds us in a shared mindset and unites us all with a common purpose that empowers everyone to feel that they belong and to win together as one team.

By living our core values and demonstrating our key behaviours, we are not only shaping the future of our Bank – we are building a stronger future for our clients, our shareholders, and each other. These are not just cultural ideals – they are how we deliver results and build resilient teams that fuel growth.



As governments have explored new trade agreements and shifted global alignments, we have also spent much of the year advocating for measures that will unlock greater economic prosperity within our markets. In Canada, that has meant championing those policies that will improve productivity, grow investment, and unleash the country's economic potential. Across North America, we have worked to build new linkages, forge new opportunities, and reinforce to policymakers the benefits of a more deeply connected continent.

Reflecting on the year, I am exceedingly proud of the resilience and strategic focus of our global team of Scotiabankers. The changes we have made to transform our Bank to deliver profitable and sustainable growth have not been easy. We started down this path knowing that this was a multi-year endeavour, and we have begun to realize the benefits.

United by our shared goals and ScotiaBond values, we have continued to collaborate across borders and business lines to deliver for our stakeholders and for one another, and to demonstrate strong progress against each of our strategic pillars in 2025.

Grow and Scale in Priority Markets

I spent considerable time this year with our teams across our core markets of Canada, the United States, and Mexico, while also engaging with colleagues across our broader international footprint. Through conversations with clients, meetings with policymakers, and discussions with our employees – I have left every visit with a deeper appreciation of the immense opportunity that each market holds.

In Canada, we have spent time this year deepening relationships with our existing clients and acquiring new ones. We also focused on improving the funding of our personal and commercial business, streamlining our operations to drive efficiency, and investing in our frontline staff to grow sales capacity. Retail deposits and investments have grown at a 6% compound annual growth rate over the last two years, in a clear sign of the growing strength and appeal of our offering.

In the Small Business segment, we are acquiring clients at approximately twice the market rate. We have laid important groundwork to drive growth in the year ahead, as we ramp up investments in those initiatives that we believe will deliver the most significant impact to our clients and the teams that serve them, and we are very excited about what 2026 will hold.

The U.S. is becoming an increasingly important market for our earnings profile, with our U.S. earnings contribution growing to 14% in 2025. We also completed our approximately 15% investment in U.S. regional bank KeyCorp this year, and we announced plans to open a best-in-class regional office in Dallas, Texas. While Canada remains our primary market, these strategic investments reflect the Bank's growing U.S. footprint.



In Mexico, Scotiabank finished the year as the fourth-largest bank by loan portfolio, solidifying our role as a key player across the North American corridor. Mexico is also one of the first markets where we launched our refreshed retail value proposition and our new Global Transaction Banking offering, reinforcing the country's role as a growth engine for the region.

We have reduced operational complexity in our non-core markets. This year, we entered into an agreement to transfer our banking operations in Colombia, Costa Rica, and Panama to Latin American bank Davivienda, in exchange for an approximate 20% ownership stake in the combined entity. The transaction, which closed on December 1, 2025, reflects our commitment to optimize our International Banking business – in this case, participating in a business with a proven management team that we believe will be well-positioned to become a leading institution through increased scale and synergies, and an expanded client base.

In recognition of our progress to date and the strength of our Bank, we were proud to be recognized as Canada's Best Bank for the second consecutive year by Euromoney magazine.

Earn Primary Client Relationships

We have continued to build primary client relationships while remaining true to our commitment to prioritize value over volume. Across all business lines, we have sharpened our focus on deepening multi-product client relationships and enhancing our value proposition. Since the launch of our strategy, we have added 420,000 new retail primary clients across our Canadian and International businesses, forming a strong foundation for our long-term growth ambitions.

We built strong momentum in our Wealth Management business this year. We have achieved a 14 point improvement in our Net Promoter Score since our 2023 Investor Day, reflecting the increasing quality of our client experience. We are also seeing meaningful progress in collaboration across our businesses, with $15 billion in combined referrals between Retail, Commercial, and Wealth. This collaboration is helping us to serve clients more holistically and deepen relationships across segments.





We have continued to build primary client relationships while remaining true to our commitment to prioritize value over volume."

Our Canadian Banking business continues to be a key driver of client primacy. Our Mortgage+ program, for example, continues to drive multi-product banking relationships. 30% of our new Mortgage+ clients have opened a Scotiabank credit card, and 95% of new clients have retained their day-to-day accounts after one year.

Our wholly-owned subsidiary, Tangerine, which is one of Canada's leading digital banks, is empowering over two million clients to reach their goals and move their finances forward. Through a new agreement between Tangerine and Starling Group's SaaS business – Engine by Starling – our Technology teams are innovating to deliver a next-generation digital cloud-based client experience through an intuitive mobile app, driving greater value for our clients.

In our Global Transaction Banking business, we announced the official launch of our U.S. Cash Management program powered by our cloud-based treasury platform, ScotiaConnect®. This marks a major step forward in our vision to unify and modernize cash management capabilities across the North American corridor.

Our Global Banking and Markets business continues to build deeper relationships through advisory services. We achieved record M&A revenue this year, with strong revenue growth across both Capital Markets and Business Banking. Overall net fee and commissions revenue has grown at a 20% compound annual growth rate since our Investor Day in 2023, as we continue to build out our ancillary service offerings and diversify revenue opportunities beyond those that are balance-sheet led.

Taken together – across every line of business – we are working to bring the full force of the Bank and everything that we can offer to our client interactions, as we work to build lasting, meaningful, and trusted relationships.



Make It Easy To Do Business With Us

An important part of our strategy is making it easier for clients to do business with us, wherever they are and however they choose to bank. Over the past year, we have continued to enhance our products, services, and technology to meet the evolving needs of our clients, all while streamlining our processes to drive greater efficiency. This has included making improvements in the strength and resiliency of our technology platforms through the ongoing modernization of our core systems.

Through our regionalization efforts in our International Banking business, we have made progress in addressing gaps and creating a more seamless, integrated client experience. Our Commercial teams made significant progress in streamlining the onboarding process across jurisdictions by reducing onboarding times from 30 days to approximately 10 days. Additionally, our new case management tool, ScotiaFlow, was implemented in Mexico and Peru to provide greater visibility into the end-to-end client journey, with full implementation across the remaining Latin American and Caribbean countries planned for 2026.

In Canada, we have focused on helping our clients achieve their financial goals faster and with greater confidence. We launched Pay Yourself First and Savings Finder – new, fully automated mobile savings solutions with features that make it easier for clients at every stage of their financial journey to reach their short- and long-term savings goals. We also introduced the Scotia Wealth Management mobile app to our Private Investment Counsel and International Investment Advisory clients, providing them with on-the-go access to, and insights on, their portfolio.

2025 Awards and Recognitions



Recognized as Canada's Best Bank for the second consecutive year by the Euromoney Awards for Excellence. We were also recognized as:

- North America's Best Bank for ESG
- Latin America's Best Investment Bank for Financing
- Latin America's Best Bank for Sustainable Finance
- Best Investment Bank in Chile
- Best Bank for Corporates in Chile

We are also building our Bank for the future by embedding artificial intelligence (AI) into the way we work and serve clients.

We have rolled out AskAI, our internal chatbot now used across Canadian branches and contact centres to enable our teams to more quickly serve and respond to our clients. Since its launch, this platform has assisted over 15,000 employees with more than 750,000 questions, providing timely responses to a range of client inquiries, which directly translates into faster calls and lower wait times for our clients. Scotia chat, our AI-powered virtual assistant, manages over 132,000 inquiries each month, improving the speed and quality of our client experience. Tools like our AIDox are transforming how we support our Commercial and Small Business clients by automating email processing and reducing fulfillment timelines.

Collectively, these innovations have allowed our teams to focus on what matters most – helping our clients achieve their goals.

These advancements, anchored in automation, personalization, and convenience, are guided by a key goal – making it easy for clients to do business with us, today and into the future.

We continue to scale and optimize our products and services to differentiate Scotiabank in a competitive landscape and enhance client experience across our global footprint.

2025 Awards and Recognitions

 Named one of Canada's Top 100 Employers for 2026 by Mediacorp Canada Inc.

 Tangerine tops the J.D. Power client satisfaction study for the 14th year in a row.

 Named Best FX Bank by Global Finance Gordon Platt Foreign Exchange Awards.

 Recognized as one of the Best Workplaces™ in Canada by Great Place to Work® for the sixth consecutive year.

 Recognized as one of Canada's Top Employers for Young People 2025 by Mediacorp Canada Inc., for the fifth consecutive year.

 Recognized for the Best Corporate Card Solution at the 2025 Global Transaction Banking Awards.

Win as One Team

We have intentionally fostered a culture centered on excellence, collaboration, and alignment with our purpose and values.

Every Scotiabanker has played an important role in the successful execution of our strategy over the past year, building trust, prioritizing our clients' experience, and working across borders and business lines to deliver more value.

We have continued to invest in our people, embedding our ScotiaBond values and behaviours into performance, development, recognition, and engagement programs. We are working to cultivate a culture of inclusion, belonging, and high performance across the Bank – one where every team member is empowered to thrive and contribute their best.

We are proud of the progress we made this year on our enterprise-wide Truth & Reconciliation Action Plan, launching 11 of the 37 commitments outlined. This includes the creation of a standardized Guide to Land Acknowledgements and Statements of Reconciliation, and the launch of training programs designed to foster Indigenous talent and to build Cultural Competency with employees across Canada. Through our social impact efforts, we are creating conditions to help Indigenous economies thrive by investing in capacity building, educational activities, and thought leadership.

2025 Awards and Recognitions

 Ranked among the Safest Banks in Latin America, including the safest in Chile for the second consecutive year and among the top 10 in Peru.

 Ranked #1 Best Workplace To Grow Your Career In Canada.

 Best Bank for Sustainability Transparency.

 Recognized on The Globe and Mail's 2025 Report on Business magazine's annual Women Lead Here list for the fifth consecutive year.

 Best Transaction Bank in Canada by Euromoney.

Through ScotiaRISE, our 10-year, $500 million initiative to promote economic inclusion, we continued to support organizations driving meaningful change. To date, we have reached more than $210 million in ScotiaRISE investments across more than 300 community partners throughout our footprint. In our most recent employee giving campaign, Scotiabankers themselves raised more than $17 million globally, an increase of 20% since the previous year's campaign, and tracked more than 250,000 volunteer hours through our internal donation platform, Spark, supporting more than 7,000 charities around the world. Looking forward, we are continuing to evolve our community investment portfolio to help address both the challenges of today and those posed by greater economic growth.

Our efforts have once again been recognized externally. In 2025, Scotiabank was named one of the Best Workplaces™ in Canada by Great Place to Work® for the sixth consecutive year, and one of Canada's Top 100 Employers by Mediacorp Canada Inc. Together, we are building a workplace and a culture where we win as one team – for each other, for our clients, and for the communities we serve.

Looking Forward

We are at a pivotal moment for the Bank as we move into the next phase of our strategic journey – growth.

We believe the foundation we have laid over the past year positions us well to accelerate execution and deliver on our medium-term targets, even as we navigate a very different economic environment.

Scotiabank's Truth & Reconciliation Action Plan:

One year of progress

Scotiabank continues to progress in its journey of reconciliation by building momentum through education, deepening trust in communities across Turtle Island, and driving social and economic outcomes with the delivery of 11 Truth & Reconciliation Action Plan commitments, including:

Commitment #2:

Launched the Good Corporate Governance Program to support Scotiabank Indigenous Talent with professional development and skills training, and help grow the Indigenous employee boardroom talent pool.

Commitment #3:

Completed annual mandatory training for Scotiabank's Board of Directors and Executive Team to deepen their knowledge and understanding of Free, Prior and Informed Consent (FPIC) and key considerations within the political and business context in Canada.

Commitment #8:

Launched our Guide to Land Acknowledgments & Statements of Reconciliation for employees, and unveiled our first Land Acknowledgment Plaque in our Scotia Plaza branch in Toronto.

Commitment #12:

Launched the updated Building Indigenous Cultural Competency at Scotiabank course for all employees in Canada, marking a crucial step in fostering a more inclusive and respectful environment for Indigenous Peoples.

Commitment #35:

Delivered tailored training content to Scotiabank Global Asset Management employees, to understand the investment landscape for Indigenous Peoples and enhance economic opportunities for Indigenous communities.



Photo by Métis photographer Faithe McGuire, member of the Paddle Prairie Métis Settlement in Alberta. Illustrations created by Ojibwe graphic designer Joshua Hunt from Migisi Sahgaigan (Eagle Lake) in Treaty 3.

Client primacy remains our North Star. Across all regions and business lines, we are deepening relationships, strengthening collaboration, and working to deliver the full power of Scotiabank to our clients. This client-centric mindset is driving value over volume and earning the continued confidence and trust of our clients, shareholders, and communities.

As we look to 2026, we are focused on the future - building on the strengths of our businesses, leading with transparency, and enhancing our digital capabilities to grow sustainably and create long-term value for all our stakeholders.

I also want to recognize and thank our extraordinary team of Scotiabankers whose unwavering commitment, deep expertise, and shared purpose empower us to keep driving forward.

Scotiabank's leadership team is aligned and energized as we focus on the future. I am looking forward to all that we will accomplish in the year ahead.

Scott Thomson
President and CEO



Leadership Team

Scott Thomson
President and Chief Executive Officer

Jacqui Allard
Group Head,
Global Wealth Management

Ian Arellano
Executive Vice President
and General Counsel

Francisco Aristeguieta
Group Head,
International and Global
Transaction Banking

Aris Bogdaneris
Group Head,
Canadian Banking

Tim Clark
Group Head
and Chief Information Officer

Travis Machen
CEO and Group Head,
Global Banking and Markets

Shannon McGinnis
Chief Risk Officer

Jenny Poulos
Chief Human Resources Officer

Phil Thomas
Group Head & Chief Strategy
and Operating Officer

Raj Viswanathan
Group Head and Chief Financial Officer

Julie Walsh
Executive Vice President
and Chief Compliance Officer

Leadership Team effective December 2, 2025.

Chair's Message to Shareholders

Aaron Regent
Chair of the Board



Dear fellow shareholders,

This was a very good year for your Bank as it continued to deliver against its strategic objectives. The Bank has built positive momentum heading into 2026, and your Board is looking forward to continued progress in the year ahead.

Strong progress

Scotiabank delivered 10% adjusted earnings growth while prudently building allowances for credit losses, strengthening its balance sheet and capital position, and maintaining a strong liquidity profile. Your Board is also pleased to see the discipline with which the Bank has shifted its business from volume to value – from leading with its loan book to building deeper, more meaningful relationships with clients, improving products and services, and diversifying its business mix to advance Scotiabank's North Star of client primacy.

At the same time, after a long period of relative underperformance, the Bank's share price is meaningfully up as it returned capital to shareholders through a dividend increase and share repurchases. Your Board is confident in the path forward, and we remain committed to providing effective risk oversight as Scotiabank continues to drive profitable growth and build sustainable value for its shareholders over the long term.

Returning to our roots

This year, your Board was proud to welcome our shareholders to Halifax, Nova Scotia for Scotiabank's 193rd Annual Meeting of Shareholders. It marked our first Annual Meeting outside Toronto since the onset of the COVID-19 pandemic – and returning to our Atlantic roots felt both timely and symbolic. Just as shareholders first gathered in Halifax in 1833, we came together once again to reflect on our progress, reaffirm our purpose, and celebrate the region that continues to shape our identity and values.

Planning for the future

A new Technology Committee was established this year to oversee the Bank's technology strategy, technology-based risk management, and technology investment and innovation. As this space continues to undergo rapid change, oversight of cybersecurity and the ethical use of data and artificial intelligence are key areas of focus for the Committee. We also welcomed Steven Van Wyk to the Board, whose global experience and deep expertise in technology and financial services bring valuable perspective to our table.

In this period of transformation for the Bank, a strong and unified culture is more essential than ever. Your Board continues to support and champion the Bank's culture ambition, ScotiaBond, which is helping align the organization around the right values and behaviors to guide it into the future.

Our thanks

I want to extend our sincere thanks to Scott Bonham, Michael Penner, and Calin Rovinescu who retired from the Board this year. We are grateful for their leadership, insight, and many contributions to Scotiabank. I also want to recognize President and CEO Scott Thomson, the executive leadership team, and our global network of Scotiabankers for their steadfast commitment to our clients, shareholders, and the Bank during this period of economic uncertainty.

On behalf of the entire Board, thank you for your continued trust and support.



Board of Directors

Aaron W. Regent

- Chair of the Board
- Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc.
- Scotiabank director since April 9, 2013

Committee Chairs

Nora A. Aufreiter

- Human Capital and Compensation Committee Chair and member of the Risk Committee
- Corporate director
- Scotiabank director since August 25, 2014

Lynn K. Patterson

- Risk Committee Chair and member of the Human Capital and Compensation Committee
- Corporate director
- Scotiabank director since September 1, 2020

Steven C. Van Wyk

- Technology Committee Chair and member of the Audit and Conduct Review Committee
- Corporate director
- Scotiabank director since November 15, 2024

Michael B. Medline

- Corporate Governance Committee Chair and member of the Audit and Conduct Review Committee
- Corporate director
- Scotiabank director since September 1, 2023

Benita M. Warmbold

- Audit and Conduct Review Committee Chair and member of the Corporate Governance Committee
- Corporate director
- Scotiabank director since October 29, 2018

Guillermo E. Babatz

- Managing Partner of Atik Capital, S.C.
- Scotiabank director since January 28, 2014

Daniel (Don) H. Callahan

- Corporate director
- Scotiabank director since June 15, 2021

W. Dave Dowrich

- Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (TIAA)
- Scotiabank director since June 1, 2022

Una M. Power

- Corporate director
- Scotiabank director since April 12, 2016

Sandra J. Stuart

- Corporate director
- Scotiabank director since September 1, 2023

Scott Thomson

- President and Chief Executive Officer of Scotiabank
- Scotiabank director since April 12, 2016

As of December 2, 2025

Sustainability Highlights

PROGRESSED

11
commitments
of our Truth & Reconciliation Action Plan

PARTNERED ON A

$100
million
program with Canada Infrastructure Bank to finance energy retrofits[1]

ISSUED

$5.7
billion
of offerings under our Sustainable Issuance Framework[2]

GOAL TO INVEST

$500 million
by 2030
through ScotiaRISE™

GOAL TO PROVIDE

$350 billion
by 2030
in climate-related finance[3]

Investing to strengthen economic resilience in our communities

Reached more than $210 million of ScotiaRISE investments since 2021 with approximately 300 organizations operating in communities across our footprint.

ScotiaRISE supports community programs to improve people's economic potential, including $2.5 million in Windmill Microlending to enhance supports for skilled immigrants seeking professional accreditation, and $1.2 million in CNIB's Come to Work program to boost employment opportunities.

To enhance access to education, ScotiaRISE funding in Chile and Mexico supported Technovation's program developing youth AI and tech skills, and a $2 million investment supported the YMCA's Back on Track program to reintegrate youth in school.

Collaborating to enhance economic opportunity

Scotiabank's Climate Action Research Fund distributed approximately $1 million in 2025, part of $5 million across 52 climate projects since 2021.

Hosted our 2nd annual Indigenous Reconciliation Summit, advancing the Truth & Reconciliation Commission of Canada's Call to Action #92.

49,700+ women entrepreneurs participated in Scotiabank Women Initiative® programs in Canada, Chile, Costa Rica, Jamaica, Mexico and Peru.

Held our ScotiaRISE Atlantic Summit, culminating in a $3 million investment in community programs.



---

[1] Through the program, Scotiabank will provide low-cost, flexible financing for commercial, industrial, office and multi-residential building owners seeking to finance energy retrofits of their buildings.

[2] Scotiabank and its related entities or subsidiaries have issued a total Canadian Dollar Equivalent of $5.7 billion in sustainable bonds and structured notes, as defined pursuant to the Framework and its predecessors at the time of issuance.

[3] The total climate-related finance amount measured for fiscal 2025 is intended to be reported in the 2025 Sustainability Report, planned for publication in March 2026.

MD&A Highlights

Medium-Term Financial Objectives*

Key Metrics	Medium-term objectives	3-Year Performance	2025 Performance
Earnings Per Share Growth **Reported** **Adjusted**[1]	7%+ CAGR	**(10.9)%**[1] **(5.9)%**[1]	**(3.4)%** **9.6%**
Return on Equity[2] **Reported** **Adjusted**[1]	14%+	**10.1%**[2] **11.6%**[2]	**9.7%** **11.8%**
Operating Leverage[2] **Reported** **Adjusted**[1]	Positive	**(3.3)%**[1] **(1.1)%**[1]	**(2.2)%** **3.0%**
Common Equity Tier 1 (CET1) Ratio[3]	12%+	**13.1%**	**13.2%**

2025 Reported Earnings by Market

Net income attributable to equity holders



U.S.A. **$1.1** — 14%
Mexico **$0.8** — 10%
English Caribbean **$0.9** — 12%
Other **$1.6** — 20%
Canada **$3.4** — 44%

$7.8 BILLION

Earnings Per Share

Reported	Adjusted[1]
$5.67	**$7.09**

Reported 5Y CAGR = 1.4%
Adjusted[1] 5Y CAGR = 5.8%



Reported — — Adjusted[1]

Dividends Paid
Dollars per share



$4.32

5Y CAGR = 3.7%

Total Shareholder Return %[2]



35.7	18.8	17.1
1-year	3-year	5-year

Common Equity Tier 1 Capital Ratio %[3]



11.8	12.3	11.5	13.0	13.1	**13.2**
9.0	**10.5**	**10.5**	**11.0**	**11.5**	**11.5**
20	21	22	23	24	25

Regulatory Minimum

* Medium-term refers to 5-year CAGR (FY23-FY28) for Earnings Per Share growth, and FY28 for Return on Equity.
[1] Refer to Non-GAAP Measures section starting on page 20.
[2] Refer to Glossary on page 136 for the description of the measure.
[3] 2024 and 2025 regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Effective Q2 2023, regulatory capital ratios were based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

ENHANCED DISCLOSURE TASK FORCE (EDTF) RECOMMENDATIONS

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012, the EDTF published its report, “Enhancing the Risk Disclosures of Banks,” which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF

Type of risk	Number	Disclosure	Pages: MD&A	Pages: Financial Statements	Pages: Supplementary Regulatory Capital Disclosures
General	1	The index of risks to which the business is exposed.	16		
	2	The Bank’s risk terminology, measures and key parameters.	76-83		
	3	Top and emerging risks, and the changes during the reporting period.	85-87, 91-96		
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	60-63, 120-121		
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	78-80		
	6	Description of risk culture and procedures applied to support the culture.	80-83		
	7	Description of key risks from the Bank’s business model.	84		
	8	Stress testing use within the Bank’s risk governance and capital management.	80-82		
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	60-63	208	4, 5
	10	a) Regulatory capital components.	64		22-24
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	65-66		100
	12	Discussion of targeted level of capital, and the plans on how to establish this.	60-63		
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	68-73, 84, 127	178	6, 37-40, 44-49, 50-55, 56-61, 73-75, 76-78, 82, 97, 103
	14	Analysis of the capital requirements for each Basel asset class.	68-73	178, 224-228	16-17, 37-62, 71-78, 82, 87-90
	15	Tabulate credit risk in the Banking Book.	68-73	225	16-17, 37-62, 82, 87-90
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	68-73		63, 81, 102
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	69-71		64-67, 107
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	103-108		
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	105		
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	109-111		
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	108-109		
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	102		
	23	Discussion of significant trading and non-trading market risk factors.	97-103		
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	97-103		
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.	97-103		
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	91-96, 123-127	188-189, 225-228	6, 37-40, 44-61, 73-78
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		158-160	
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	93, 122-125	189	34-35
	29	Analysis of counterparty credit risk that arises from derivative transactions.	88-90	176-179	108
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	89-91, 94		
Other risks	31	Quantified measures of the management of operational risk.	72, 112-113		
	32	Discussion of publicly known risk items.	85-87	205-206	

Management's Discussion & Analysis

Management's Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank's financial condition and results of operations as at and for the year ended October 31, 2025. The MD&A should be read in conjunction with the Bank's 2025 Consolidated Financial Statements, including the Notes. This MD&A is dated December 2, 2025.

Additional information relating to the Bank, including the Bank's 2025 Annual Report, are available on the Bank's website at www.scotiabank.com. As well, the Bank's 2025 Annual Report and Annual Information Form are available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov.

Table of Contents

FORWARD LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2025 Annual Report under the headings "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "aim," "achieve," "foresee," "forecast," "anticipate," "intend," "estimate," "outlook," "seek," "schedule," "plan," "goal," "strive," "target," "project," "commit," "objective," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would," "might," "can" and "could" and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank's use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank's ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank's information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank's business, results of operations, financial condition and prospects; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results, for more information, please see the "Risk Management" section of the Bank's 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" and "2026 Priorities" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov.

December 2, 2025

FINANCIAL HIGHLIGHTS

T1 Financial highlights

As at and for the years ended October 31	2025	2024
Operating results ($ millions)		
Net interest income	21,522	19,252
Non-interest income	16,219	14,418
Total revenue	37,741	33,670
Provision for credit losses	4,714	4,051
Non-interest expenses	22,518	19,695
Income tax expense	2,751	2,032
Net income	7,758	7,892
Net income attributable to common shareholders	7,283	7,286
Operating performance		
Basic earnings per share ($)	5.84	5.94
Diluted earnings per share ($)	5.67	5.87
Return on equity (%)[1]	9.7	10.2
Return on tangible common equity (%)[2]	11.9	12.6
Productivity ratio (%)[1]	59.7	58.5
Operating leverage (%)[1]	(2.2)	1.5
Net interest margin (%)[2]	2.33	2.16
Financial position information ($ millions)		
Cash and deposits with financial institutions	65,967	63,860
Trading assets	152,223	129,727
Loans	771,045	760,829
Total assets	1,460,042	1,412,027
Deposits	966,279	943,849
Common equity	76,927	73,590
Preferred shares and other equity instruments	9,939	8,779
Assets under administration[1]	868,347	771,454
Assets under management[1]	432,375	373,030
Capital and liquidity measures		
Common Equity Tier 1 (CET1) capital ratio (%)[3]	13.2	13.1
Tier 1 capital ratio (%)[3]	15.3	15.0
Total capital ratio (%)[3]	17.1	16.7
Total loss absorbing capacity (TLAC) ratio (%)[4]	29.1	29.7
Leverage ratio (%)[5]	4.5	4.4
TLAC Leverage ratio (%)[4]	8.5	8.8
Risk-weighted assets ($ millions)[3]	474,453	463,992
Liquidity coverage ratio (LCR) (%)[6]	128	131
Net stable funding ratio (NSFR) (%)[6]	116	119
Credit quality		
Net impaired loans ($ millions)	4,903	4,685
Allowance for credit losses ($ millions)[7]	7,654	6,736
Gross impaired loans as a % of loans and acceptances[1]	0.93	0.88
Net impaired loans as a % of loans and acceptances[1]	0.63	0.61
Provision for credit losses as a % of average net loans and acceptances[1][8]	0.62	0.53
Provision for credit losses on impaired loans as a % of average net loans and acceptances[1][8]	0.54	0.52
Net write-offs as a % of average net loans and acceptances[1]	0.50	0.46
Adjusted results[2]		
Adjusted total revenue ($ millions)	37,731	33,813
Adjusted non-interest expenses ($ millions)	20,581	18,961
Adjusted net income ($ millions)	9,510	8,627
Adjusted diluted earnings per share ($)	7.09	6.47
Adjusted return on equity (%)	11.8	11.3
Adjusted return on tangible common equity (%)	14.3	13.7
Adjusted productivity ratio (%)	54.5	56.1
Adjusted operating leverage (%)	3.0	2.3
Common share information		
Closing share price ($) (TSX)	91.99	71.69
Shares outstanding (millions)		
Average – Basic	1,244	1,226
Average – Diluted	1,248	1,232
End of period	1,236	1,244
Dividends paid per share ($)	4.32	4.24
Dividend yield (%)[1]	5.6	6.5
Market capitalization ($ millions) (TSX)	113,728	89,214
Book value per common share ($)[1]	62.22	59.14
Market value to book value multiple[1]	1.5	1.2
Price to earnings multiple (trailing 4 quarters)[1]	15.8	12.0
Other information		
Employees (full-time equivalent)	86,431	88,488
Branches and offices	2,128	2,236

(1) Refer to Glossary on page 136 for the description of the measure.

(2) Refer to Non-GAAP Measures section starting on page 20.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guideline – Capital Adequacy Requirements.

(4) This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity.

(5) The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements.

(6) The LCR and NSFR are calculated in accordance with OSFI Guideline – Liquidity Adequacy Requirements (LAR).

(7) Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.

(8) Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.

NON-GAAP MEASURES

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

T2 Reconciliation of reported and adjusted results

As at October 31 ($ millions)	2025	2024
Reported Results		
Net interest income	$ 21,522	$ 19,252
Non-interest income	16,219	14,418
Total revenue	37,741	33,670
Provision for credit losses	4,714	4,051
Non-interest expenses	22,518	19,695
Income before taxes	10,509	9,924
Income tax expense	2,751	2,032
Net income	$ 7,758	$ 7,892
Net income (loss) attributable to non-controlling interests in subsidiaries (NCI)	(31)	134
Net income attributable to equity holders	7,789	7,758
Net income attributable to preferred shareholders and other equity instrument holders	506	472
Net income attributable to common shareholders	$ 7,283	$ 7,286
Adjustments		
Adjusting items impacting non-interest income and total revenue (Pre-tax)		
(a) Divestitures and wind-down of operations	$ (36)	$ 143
(d) Amortization of acquisition-related intangible assets	26	–
Total non-interest income and total revenue adjusting items (Pre-tax)	(10)	143
Adjusting items impacting non-interest expenses (Pre-tax)		
(a) Divestitures and wind-down of operations	1,422	(7)
(b) Restructuring charge and severance provisions	373	53
(c) Legal provision	74	176
(d) Amortization of acquisition-related intangible assets	68	72
(e) Impairment of non-financial assets	–	440
Total non-interest expense adjusting items (Pre-tax)	1,937	734
Total impact of adjusting items on net income before taxes	1,927	877
Impact of adjusting items on income tax expense		
(a) Divestitures and wind-down of operations	(32)	(46)
(b) Restructuring charge and severance provisions	(103)	(15)
(c) Legal provision	(20)	–
(d) Amortization of acquisition-related intangible assets	(20)	(20)
(e) Impairment of non-financial assets	–	(61)
Total impact of adjusting items on income tax expense	(175)	(142)
Total impact of adjusting items on net income	1,752	735
Impact of adjusting items on NCI	(191)	(2)
Total impact of adjusting items on net income attributable to equity holders	$ 1,561	$ 733
Adjusted Results		
Adjusted net interest income	$ 21,522	$ 19,252
Adjusted non-interest income	16,209	14,561
Adjusted total revenue	37,731	33,813
Adjusted provision for credit losses	4,714	4,051
Adjusted non-interest expenses	20,581	18,961
Adjusted income before taxes	12,436	10,801
Adjusted income tax expense	2,926	2,174
Adjusted net income	$ 9,510	$ 8,627
Adjusted net income attributable to NCI	160	136
Adjusted net income attributable to equity holders	9,350	8,491
Adjusted net income attributable to preferred shareholders and other equity instrument holders	506	472
Adjusted net income attributable to common shareholders	$ 8,844	$ 8,019

T2A Reconciliation of reported and adjusted diluted earnings per common share

As at and for the year ended October 31 ($ millions)	2025	2024
Reported Results		
Net income attributable to common shareholders	$ 7,283	$ 7,286
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	(22)	–
Net income attributable to common shareholders used to calculate basic earnings per common share	7,261	7,286
Dilutive impact of share-based payment options and others	(181)	(49)
Net income attributable to common shareholders (diluted)	7,080	7,237
Weighted average number of diluted common shares outstanding (millions)	1,248	1,232
Diluted earnings per common share (in dollars)	$ 5.67	$ 5.87
Adjusted Results		
Net income attributable to common shareholders used to calculate basic earnings per common share	$ 7,261	$ 7,286
Impact of adjusting items on net income attributable to common shareholders[1]	1,561	733
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	22	–
Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	8,844	8,019
Dilutive impact of share-based payment options and others	7	(49)
Adjusted net income attributable to common shareholders (diluted)	8,851	7,970
Weighted average number of diluted common shares outstanding (millions)	1,248	1,232
Adjusted diluted earnings per common share (in dollars)	$ 7.09	$ 6.47
Impact of adjustments on diluted earnings per share (in dollars)	$ 1.42	$ 0.60

(1) Refer to Table T2 for details of adjusting items.

T3 Impact of adjustments on (income)/expenses

($ millions)	For the year ended 2025 Pre-tax	After-tax	2024 Pre-tax	After-tax	For the three months ended October 31, 2025 Pre-tax	After-tax	October 31, 2024 Pre-tax	After-tax
(a) Divestitures and wind-down of operations	$ 1,386	$ 1,354	$ 136	$ 90	$ 12	$ 8	$ –	$ –
(b) Restructuring charge and severance provisions	373	270	53	38	373	270	53	38
(c) Legal provision	74	54	176	176	74	54	–	–
(d) Amortization of acquisition-related intangible assets	94	74	72	52	25	20	19	13
Impairment of non-financial assets:								
(e) Investment in associates	–	–	343	309	–	–	343	309
(e) Intangible assets including software	–	–	97	70	–	–	97	70
Total	$ 1,927	$ 1,752	$ 877	$ 735	$ 484	$ 352	$ 512	$ 430
Diluted EPS Impact		$ 1.42		$ 0.60		$ 0.28		$ 0.35
CET1 Impact[1]		(20 bps)		(9 bps)		(7 bps)		(5 bps)

(1) Including related impacts on regulatory capital and risk-weighted assets.

The Bank's fiscal 2025 and 2024 results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a) Divestitures and wind-down of operations

In Q1 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. On that date, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax) as the banking operations that are part of the transaction were classified as held for sale. As of October 31, 2025, the Bank has recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax). These subsequent changes represent changes in the carrying value of net assets being sold and fair value of shares to be received less costs to sell, as well as changes in foreign currency.

In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest income and a recovery of expenses of $7 million in non-interest expenses – salaries and employee benefits (collectively $90 million after-tax), the majority of which relates to goodwill.

For further details, please refer to Note 35 of the consolidated financial statements.

b) Restructuring charge and severance provisions

In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax) primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank's enterprise strategy. For further details, please refer to Note 22 of the consolidated financial statements.

In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax) related to the Bank's continued efforts to streamline its organizational structure and support execution of the Bank's strategy.

c) Legal provision

In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax) related to several civil and other litigation matters.

In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank's acquisition of its Peruvian subsidiary. For further details, please refer to Note 22 of the consolidated financial statements.

d) Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income – net income from investments in associated corporations for the Other operating segment.

e) Impairment of non-financial assets

In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi'an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank's carrying value for a prolonged period. In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax).

In addition to the above, the following adjustment also impacted earnings per share calculation.

f) Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note

In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS). For the adjusted diluted EPS calculation, the loss was added back as an adjusting item (refer to Table T2A for reconciliation). Please also refer to Note 23 (b) and Note 32 of the consolidated financial statements.

T4 **Reconciliation of reported and adjusted results by business line**

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
			For the year ended October 31, 2025[1]			
Reported net income (loss)	$ 3,425	$ 2,789	$ 1,680	$ 1,921	$ (2,057)	$ 7,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	158	10	(1)	(198)	(31)
Reported net income attributable to equity holders	3,425	2,631	1,670	1,922	(1,859)	7,789
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	506	506
Reported net income attributable to common shareholders	$ 3,425	$ 2,631	$ 1,670	$ 1,922	$ (2,365)	$ 7,283
Adjustments						
Adjusting items impacting non-interest income and total revenue (Pre-tax)						
Divestitures and wind-down of operations	$ –	$ –	$ –	$ –	$ (36)	$ (36)
Amortization of acquisition-related intangible assets	–	–	–	–	26	26
Total non-interest income adjustments (Pre-tax)	–	–	–	–	(10)	(10)
Adjusting items impacting non-interest expenses (Pre-tax)						
Divestitures and wind-down of operations	–	–	–	–	1,422	1,422
Restructuring charge and severance provisions	–	–	–	–	373	373
Legal provision	–	–	–	–	74	74
Amortization of acquisition-related intangible assets	4	28	36	–	–	68
Total non-interest expenses adjustments (Pre-tax)	4	28	36	–	1,869	1,937
Total impact of adjusting items on net income before taxes	4	28	36	–	1,859	1,927
Total impact of adjusting items on income tax expense	(1)	(8)	(10)	–	(156)	(175)
Total impact of adjusting items on net income	3	20	26	–	1,703	1,752
Impact of adjusting items on NCI	–	–	–	–	(191)	(191)
Total impact of adjusting items on net income attributable to equity holders	3	20	26	–	1,512	1,561
Adjusted net income (loss)	$ 3,428	$ 2,809	$ 1,706	$ 1,921	$ (354)	$ 9,510
Adjusted net income attributable to equity holders	$ 3,428	$ 2,651	$ 1,696	$ 1,922	$ (347)	$ 9,350
Adjusted net income attributable to common shareholders	$ 3,428	$ 2,651	$ 1,696	$ 1,922	$ (853)	$ 8,844

(1) Refer to Business Line Overview on page 42.

($ millions)	Canadian Banking[2]	International Banking[2]	Global Wealth Management[2]	Global Banking and Markets[2]	Other[2]	Total
			For the year ended October 31, 2024[1]			
Reported net income (loss)	$ 3,777	$ 2,706	$ 1,428	$ 1,478	$ (1,497)	$ 7,892
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	125	10	–	(1)	134
Reported net income attributable to equity holders	3,777	2,581	1,418	1,478	(1,496)	7,758
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	468	472
Reported net income attributable to common shareholders	$ 3,776	$ 2,580	$ 1,417	$ 1,477	$ (1,964)	$ 7,286
Adjustments						
Adjusting items impacting non-interest income and total revenue (Pre-tax)						
Divestitures and wind-down of operations	$ –	$ –	$ –	$ –	$ 143	$ 143
Adjusting items impacting non-interest expenses (Pre-tax)						
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Restructuring charge and severance provisions	–	–	–	–	53	53
Legal provision	–	–	–	–	176	176
Amortization of acquisition-related intangible assets	4	32	36	–	–	72
Impairment of non-financial assets	–	–	–	–	440	440
Total non-interest expenses adjustments (Pre-tax)	4	32	36	–	662	734
Total impact of adjusting items on net income before taxes	4	32	36	–	805	877
Total impact of adjusting items on income tax expense	(1)	(9)	(10)	–	(122)	(142)
Total impact of adjusting items on net income	3	23	26	–	683	735
Impact of adjusting items on NCI	–	–	–	–	(2)	(2)
Total impact of adjusting items on net income attributable to equity holders	3	23	26	–	681	733
Adjusted net income (loss)	$ 3,780	$ 2,729	$ 1,454	$ 1,478	$ (814)	$ 8,627
Adjusted net income attributable to equity holders	$ 3,780	$ 2,604	$ 1,444	$ 1,478	$ (815)	$ 8,491
Adjusted net income attributable to common shareholders	$ 3,779	$ 2,603	$ 1,443	$ 1,477	$ (1,283)	$ 8,019

(1) Refer to Business Line Overview on page 42.

(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

Constant Dollar

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table "Impact of foreign currency translation" in Overview of Performance on page 30.

T5 Reconciliation of International Banking's reported and adjusted results and constant dollar results

For the year ended October 31 ($ millions)

(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar
		2024[1]	
Net interest income	$ 8,867	$ 11	$ 8,856
Non-interest income	2,999	19	2,980
Total revenue	11,866	30	11,836
Provision for credit losses	2,285	(8)	2,293
Non-interest expenses	6,170	49	6,121
Income tax expense	705	1	704
Net Income	$ 2,706	$ (12)	$ 2,718
Net income attributable to non-controlling interest in subsidiaries	$ 125	$ (3)	$ 128
Net income attributable to equity holders of the Bank	$ 2,581	$ (9)	$ 2,590
Other measures			
Average assets ($ billions)	$ 231	$ (1)	$ 232
Average liabilities ($ billions)	$ 179	$ 1	$ 178

For the year ended October 31 ($ millions)		2024[1]	
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$ 8,867	$ 11	$ 8,856
Non-interest income	2,999	19	2,980
Total revenue	11,866	30	11,836
Provision for credit losses	2,285	(8)	2,293
Non-interest expenses	6,138	49	6,089
Income tax expense	714	1	713
Net Income	$ 2,729	$ (12)	$ 2,741
Net income attributable to non-controlling interest in subsidiaries	$ 125	$ (3)	$ 128
Net income attributable to equity holders of the Bank	$ 2,604	$ (9)	$ 2,613

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

Earning and non-earning assets, core earning assets, core net interest income and net interest margin

Net interest margin
Net interest margin is a non-GAAP ratio that is used to measure the return generated by the Bank's core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.

Components of net interest margin are defined below:

Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers' liability under acceptances. This is a non-GAAP measure.

Non-earning assets
Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

T6 Calculation of net interest margin

Consolidated Bank

For the year ended October 31 (Unaudited) ($ millions)	2025	2024
Average total assets – Reported[1]	**$ 1,465,278**	$ 1,419,284
Less: Non-earning assets	**115,718**	108,110
Average total earning assets[1]	**$ 1,349,560**	$ 1,311,174
Less:		
Trading assets	**153,283**	146,307
Securities purchased under resale agreements and securities borrowed	**209,261**	193,090
Other deductions	**35,149**	53,819
Average core earning assets[1] (A)	**$ 951,867**	$ 917,958
Net Interest Income – Reported	**$ 21,522**	$ 19,252
Less: Non-core net interest income	**(645)**	(620)
Core net interest income (B)	**$ 22,167**	$ 19,872
Net interest margin (B/A)	**2.33%**	2.16%

(1) Average balances represent the average of daily balances for the period.

Canadian Banking

For the year ended October 31 (Unaudited) ($ millions)	2025	2024[1]
Average total assets – Reported[2]	**$ 462,670**	$ 449,469
Less: Non-earning assets	**4,697**	4,393
Average total earning assets[2]	**$ 457,973**	$ 445,076
Less:		
Other deductions	**182**	16,380
Average core earning assets[2]	**$ 457,791**	$ 428,696
Net Interest Income – Reported	**$ 10,484**	$ 10,185
Less: Non-core net interest income	**–**	2
Core net interest income	**$ 10,484**	$ 10,183
Net interest margin	**2.29%**	2.38%

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Average balances represent the average of daily balances for the period.

International Banking

For the year ended October 31 (Unaudited) ($ millions)	2025	2024[1]
Average total assets – Reported[2]	**$ 226,820**	$ 231,456
Less: Non-earning assets	**13,843**	15,949
Average total earning assets[2]	**$ 212,977**	$ 215,507
Less:		
Trading assets	**6,283**	6,407
Securities purchased under resale agreements and securities borrowed	**3,763**	4,063
Other deductions	**7,184**	6,660
Average core earning assets[2]	**$ 195,747**	$ 198,377
Net Interest Income – Reported	**$ 8,866**	$ 8,867
Less: Non-core net interest income	**66**	123
Core net interest income	**$ 8,800**	$ 8,744
Net interest margin	**4.50%**	4.41%

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Average balances represent the average of daily balances for the period.

Global Banking and Markets

For the year ended October 31 (Unaudited) ($ millions)	2025	2024[1]
Average total assets – Reported[2]	**$ 509,263**	$ 494,595
Less: Non-earning assets	**46,594**	39,787
Average total earning assets[2]	**$ 462,669**	$ 454,808
Less:		
Trading assets	**139,466**	132,210
Securities purchased under resale agreements and securities borrowed	**205,499**	189,027
Other deductions	**23,080**	32,078
Average core earning assets[2]	**$ 94,624**	$ 101,493
Net Interest Income – Reported	**$ 1,400**	$ 1,102
Less: Non-core net interest income	**(273)**	(475)
Core net interest income	**$ 1,673**	$ 1,577
Net interest margin	**1.77%**	1.55%

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Average balances represent the average of daily balances for the period.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders' equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of average common shareholders' equity.

Attributed capital and operating segment return on equity

The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. Attributed capital is a non-GAAP measure. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.

Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure. Management uses operating segment return on equity to evaluate the performance of its operating segments.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure.

Return on equity by operating segment

T7 Return on equity by operating segment

For the year ended October 31, 2025 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported						
Net income (loss) attributable to common shareholders	$ 3,425	$ 2,631	$ 1,670	$ 1,922	$ (2,365)[1]	$ 7,283
Total average common equity[2]	21,030	18,061	10,417	14,968	10,529	75,005
Return on equity	16.3%	14.6%	16.0%	12.8%	nm[3]	9.7%
Adjusted[4]						
Net income (loss) attributable to common shareholders	3,428	2,651	1,696	1,922	(853)[1]	8,844
Return on equity	16.3%	14.7%	16.3%	12.8%	nm[3]	11.8%

(1) Includes dividends paid on preferred shares and other equity instruments of $506.
(2) Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3) Not meaningful.
(4) Refer to Table on page 20.

For the year ended October 31, 2024 ($ millions)	Canadian Banking[1]	International Banking[1]	Global Wealth Management[1]	Global Banking and Markets[1]	Other[1]	Total
Reported						
Net income (loss) attributable to common shareholders	$ 3,776	$ 2,580	$ 1,417	$ 1,477	$ (1,964)[2]	$ 7,286
Total average common equity[3]	20,585	19,148	10,210	15,342	5,842	71,127
Return on equity	18.3%	13.5%	13.9%	9.6%	nm[4]	10.2%
Adjusted[5]						
Net income (loss) attributable to common shareholders	3,779	2,603	1,443	1,477	(1,283)[2]	8,019
Return on equity	18.4%	13.6%	14.1%	9.6%	nm[4]	11.3%

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(2) Includes dividends paid on preferred shares and other equity instruments of $468.
(3) Average amounts calculated using methods intended to approximate the daily average balances for the period.
(4) Not meaningful.
(5) Refer to Table on page 20.

Return on tangible common equity

Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders' equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio. Management uses ROTCE to assess the Bank's performance and ability to use its tangible common equity to generate returns.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

T8 Return on tangible common equity

For the years ended October 31 ($ millions)	2025	2024
Reported		
Average common equity – reported[1]	$ 75,005	$ 71,127
Average goodwill[1][2]	(9,744)	(9,056)
Average acquisition-related intangibles (net of deferred tax)[1]	(3,577)	(3,629)
Average tangible common equity[1]	$ 61,684	$ 58,442
Net income attributable to common shareholders – reported	$ 7,283	$ 7,286
Amortization of acquisition-related intangible assets (after-tax)[3]	74	52
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$ 7,357	$ 7,338
Return on tangible common equity – reported	11.9%	12.6%
Adjusted[3]		
Adjusted net income attributable to common shareholders	$ 8,844	$ 8,019
Return on tangible common equity – adjusted	14.3%	13.7%

(1) Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2) Includes imputed goodwill from investments in associates.
(3) Refer to Table on page 20.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.

Management uses the productivity ratio as a measure of the Bank's efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

Adjusted dividend payout ratio

Adjusted dividend payout ratio is defined as common dividends as a percentage of adjusted net income attributable to common shareholders. The reported net income attributable to common shareholders is adjusted to remove the impact of adjusting items, net of income taxes. This is a non-GAAP measure.

Pre-tax, pre-provision earnings

Pre-tax, pre-provision earnings is a non-GAAP measure and is calculated as the difference between revenues and expenses. The Bank believes this measure to be useful for readers as it measures the Bank's operating profit before subtracting credit losses and taxes.

OVERVIEW OF PERFORMANCE

Financial Results: 2025 vs 2024

Net income was $7,758 million compared to $7,892 million, a decrease of 2%. The decrease was driven primarily by higher non-interest expenses, income taxes and provision for credit losses, partly offset by higher net interest income and non-interest income. Diluted earnings per share (EPS) were $5.67 in fiscal 2025 compared to $5.87 last year. Return on equity was 9.7% this year compared to 10.2% in fiscal 2024.

Adjusting items impacting net income in the current year were a net charge of $1,752 million after-tax ($1,927 million pre-tax). The net impact of the adjusting items on diluted earnings per share was $1.42 and on Basel III Common Equity Tier 1 (CET1) ratio was negative 20 basis points. In the prior year, adjusting items were a net charge of $735 million after-tax ($877 million pre-tax), with an impact on diluted earnings per share of $0.60 and on Basel III Common Equity Tier 1 (CET1) ratio of negative nine basis points. Refer to Non-GAAP Measures starting on page 20 for further details.

Adjusted net income was $9,510 million compared to $8,627 million, an increase of 10%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses, income taxes and provision for credit losses. Adjusted diluted EPS was $7.09 compared to $6.47, and adjusted return on equity was 11.8% compared to 11.3%.

Net interest income was $21,522 million compared to $19,252 million, an increase of $2,270 million or 12% due primarily to a higher net interest margin and loan growth inclusive of the conversion of bankers' acceptances to loans resulting from the cessation of CDOR in June 2024 ("BA conversion"). Higher net interest income was driven by the Other segment due mainly to lower funding costs, as well as increases in Canadian Banking from asset and deposit growth, Global Banking and Markets driven by higher corporate lending margins and deposit growth, and Global Wealth Management from growth in loans and deposits. The net interest margin was 2.33%, an increase of 17 basis points primarily from significantly lower funding costs driven by central bank rate cuts and higher margins in Global Banking and Markets. This was partly offset by lower deposit margins in Canadian Banking, and increased levels of high quality, lower yielding treasury assets.

Non-interest income was $16,219 million, an increase of $1,801 million or 12%. Adjusted non-interest income was $16,209 million, an increase of $1,648 million or 11%. The increase was driven mainly by higher wealth management revenue, trading related revenues, underwriting and advisory fees, and net income from associated corporations, partially offset by lower banking revenues.

The provision for credit losses was $4,714 million compared to $4,051 million last year, an increase of $663 million due mainly to higher provisions on performing loans. The provision for credit losses ratio increased nine basis points to 62 basis points. The provision for credit losses on performing loans increased by $460 million driven by the impact of credit migration, an unfavourable macroeconomic outlook primarily driven by the U.S. tariffs, and business growth, mainly in the International retail portfolio. The increase in provision for credit losses on impaired loans this year was due primarily to higher formations in Canadian Banking.

Non-interest expenses were $22,518 million compared to $19,695 million, an increase of $2,823 million or 14%. Adjusted non-interest expenses were $20,581 million compared to $18,961 million, an increase of $1,620 million or 9%. The increase was mainly driven by higher personnel costs, including performance and share-based compensation, inflationary adjustments and annual increases, higher technology and advertising and business development costs to support strategic and regulatory initiatives, as well as the negative impact of foreign currency translation, partly offset by lower depreciation and amortization. Operating leverage was negative 2.2% on a reported basis and positive 3.0% on an adjusted basis.

The effective tax rate was 26.2% compared to 20.5% due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, lower income in lower tax jurisdictions and the implementation of the Global Minimum Tax (GMT), partially offset by higher non-deductible expenses and the impairment charge on Bank of Xi'an Co in the prior year. On an adjusted basis, the effective tax rate was 23.5% compared to 20.1% primarily due to lower income in lower tax jurisdictions and the implementation of the GMT.

The Basel III Common Equity Tier 1 (CET1) ratio was 13.2% as at October 31, 2025, compared to 13.1% last year.

Medium-term financial objectives

The following table provides a summary of our 2025 performance against our medium-term financial objectives:

	2025 Results	
	Reported	Adjusted[1]
Diluted earnings per share growth of 7%+	(3.4)%	9.6%
Return on equity of 14%+	9.7%	11.8%
Achieve positive operating leverage	Negative 2.2%	Positive 3.0%
Maintain strong capital ratios	CET1 capital ratio of 13.2%	N/A

(1)   Refer to Non-GAAP Measures on page 20.

Shareholder Returns

In fiscal 2025, the total shareholder return on the Bank's shares was 36%, compared to the total return of the S&P/TSX Composite Index of 29%. The total compound annual shareholder return on the Bank's shares over the past five years was 17.1%, and 9.6% over the past 10 years. This is below the total annual return of the S&P/TSX Composite Index over the past five years and ten years of 17.7% and 11.7%, respectively.

Dividends per share totaled $4.32 for the year, an increase of 1.9% from 2024. The Bank's target payout range is 40-50%. The dividend payout ratio for the year was 73.7% on a reported basis and 60.7% on an adjusted basis. The Board of Directors approved a quarterly dividend of $1.10 per common share, at its meeting on December 1, 2025. This quarterly dividend applies to shareholders of record at the close of business on January 6, 2026, and is payable January 28, 2026.



C1   Closing common share price as at October 31

T9 Shareholder returns

For the years ended October 31	2025	2024
Closing market price per common share ($)	91.99	71.69
Dividends paid ($ per share)	4.32	4.24
Dividend yield (%)[1]	5.6	6.5
Increase (decrease) in share price (%)	28.3	27.7
Total annual shareholder return (%)[1]	35.7	35.9

(1)   Refer to Glossary on page 136 for the description of the measure.

Significant Developments

Investment in KeyCorp

On December 27, 2024, the Bank completed its acquisition of an approximate ownership interest of 14.9% or 163 million shares in KeyCorp. The acquisition was completed in two stages – an initial investment of 4.9% (Initial Investment) on August 30, 2024, and an additional investment of approximately 10% (Additional Investment) on December 27, 2024. The acquisition was completed through all-cash purchases of newly issued voting common shares, at a fixed price of U.S.$17.17 per share, resulting in total cash consideration paid of approximately U.S.$2.8 billion ($4.1 billion). Following completion of the Additional Investment, the Bank designated two individuals to serve on KeyCorp's Board of Directors.

Effective December 27, 2024, the combined 14.9% investment was accounted for as an investment in associate as the Bank has significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest. The Initial Investment of 4.9% previously accounted for at fair value through other comprehensive income was derecognized and included in the cost base of the investment in associate in Q1 2025. The difference between the fixed transaction price and the quoted share price of KeyCorp on the date of Additional Investment (U.S.$17.20) was recognized as a gain in non-interest income – other in Q1 2025, with a corresponding increase in the carrying value of the investment in associate. The carrying amount of the investment in associate upon closing was U.S.$2.8 billion ($4.1 billion), and represents the Bank's share of KeyCorp's net assets, adjusted for goodwill and other intangibles. The total impact to the Bank's common equity Tier 1 (CET1) ratio from the transaction was a decrease of approximately 49 basis points.

For the three and twelve months ended October 31, 2025, $117 million ($111 million after-tax) and $362 million ($338 million after-tax), respectively, was recorded in net income from investments in associated corporations, representing the Bank's share of KeyCorp's financial results.

Sale of banking operations in Colombia, Costa Rica and Panama

On January 6, 2025, the Bank entered into an agreement with Davivienda to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. The Bank's ownership will consist of 14.99% voting common shares and the remainder in non-voting preferred shares.

On the date of the agreement, the Bank's operations that are part of this transaction were classified as held for sale in accordance with IFRS 5 and an impairment loss of $1,362 million ($1,355 million after-tax) was recorded in non-interest expenses – other within the Other operating segment, representing the write-down of goodwill ($589 million), intangibles ($151 million), property and equipment ($290 million) and the remaining in other assets.

As of October 31, 2025, the Bank has recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax). The loss was recorded in the Other operating segment. The held for sale operations included total assets of $24 billion and total liabilities of $22 billion, consisting primarily of loans and deposits, and the total cumulative foreign currency translation losses, net of hedges was $249 million.

The total impact of the transaction to the Bank's CET1 capital ratio was a decrease of approximately 13 basis points as of October 31, 2025.

On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group upon receiving all regulatory approvals and satisfying all customary closing conditions. Following the closing date, the Bank's investment will be accounted for as an investment in associate since the Bank has significant influence over Davivienda's combined operations as defined under IFRS, given its board representation and ownership interest. Additionally, total assets and liabilities will be derecognized and the Bank is expected to record a loss in Q1 2026 of approximately $300 million after-tax in the Other segment, primarily relating to the release of cumulative foreign currency translation losses, net of hedges.

The CET1 ratio for Q1 2026 is expected to benefit by approximately 10 basis points, primarily from the reduction in risk-weighted assets, net of the Davivienda Investment.

Strategy, Economic Summary and Outlook

Strategy

The Bank's strategic vision is to be our clients' most trusted financial partner and deliver sustainable, profitable growth. Our vision is driven by four strategic pillars:

(i)   Grow and scale in priority businesses, leveraging connectivity across North America and optimizing capital in lower return businesses.

(ii)   Earn more primary clients to build deeper, more meaningful relationships with a focus on value over volume.

(iii)   Focus on making it easier for our clients to do business with us and improving experiences, while streamlining and digitizing processes.

(iv)   Win as one team by bringing the whole bank to our clients, while building and strengthening our culture where all employees can thrive.

Our strategy is underpinned by strong risk management practices to keep our bank and our clients safe, and a robust balance sheet that provides flexibility and growth opportunities across changing market conditions.

Economic Summary

The global economic landscape continues to be shaped by developments in U.S. trade policy. While there is now a better sense of the tariff landscape, there remains much uncertainty about how these changes in trade policy will impact economies and financial markets. There is accumulating evidence that these policies and the associated uncertainty are weighing more heavily on the U.S. than on many other countries. In many countries fiscal packages will dampen but not eliminate the macroeconomic consequences of the tariffs on the U.S. and its trading partners.

The U.S. Federal Reserve is expected to lower its policy rate through the first half of 2026. Though inflation remains elevated, there are clear signs of a slowdown in the non-technological sectors of the U.S. economy. The labour market is softening and there are rising indications of economic damage in the goods sector of the U.S. economy even though this weakness is masked by rapid investments in the technology sector. This sluggishness suggests the Federal Reserve will lower interest rates by another 100 basis points in coming months. The U.S. will nevertheless maintain a significantly tighter stance relative to other central banks as the U.S. economy adapts to a higher tariff and inflation environment. Restrictive monetary policy and uncertainty surrounding the impact of tariffs are leading to modest growth this year before the economy benefits from some fiscal support next year. The economy is expected to grow by 1.9% in 2025 and 1.6% in 2026.

U.S. trade policy is also significantly impacting Canada. The direct impact of the tariffs on Canadian goods, the uncertainty caused by U.S. policies and the indirect impacts on Canada of a weaker U.S. economy will weigh on growth this year and next. Policy measures announced by the Federal government are likely to provide some offset to the headwinds coming from the U.S. economy, notably as they relate to private investment. This should lead to growth of 1.4% next year, stronger than the 1.2% expected in 2025. There are upside risks to this forecast if, as expected, additional measures are announced as part of the Federal government's plan to transform the economy. Given that inflation remains above the Bank of Canada's target, we anticipate the Bank of Canada will remain on hold through the first half of 2026 and subsequently raise its policy rate by 50 basis points by the end of next year.

Latin American economies are moving at different speeds, faced with divergent performances at home and varying impacts from developments in the global economy. Mexico's economy, already facing weak domestic demand, has been further weighed by U.S. tariffs and softer growth stateside that leave it on track for only a marginal expansion in 2025 and weak growth in 2026. The country's central bank has also used up most of its easing space, leaving Mexican households and businesses with little additional policy support. Peru's economy continues to exceed expectations with strong growth and low inflation, as the country mostly benefits from strong copper and gold prices boosting export revenues. Growth should remain firm next year despite some uncertainty and headwinds associated with April elections. Chile has also not faced a significant direct impact from U.S. tariffs, with domestic conditions remaining firm thanks to positive investment trends. The result of December's second round presidential election vote remains uncertain – with important implications for 2026's economic performance. In the Caribbean, Jamaican and Dominican Republic economic activity will be affected by the impacts of Hurricane Melissa which caused significant damage in both countries. Jamaica was more heavily impacted by the hurricane and rebuilding efforts will be substantial. This should eventually lead to a strong rebound in activity, but the near-term consequences of the hurricane will weigh on the outlook.

Outlook

The Bank expects to generate strong earnings growth in 2026. Strong revenue growth, excluding the impact of divestitures, is underpinned by growth in both net interest income and non-interest revenue. Higher net interest income is expected to be driven by both loan and deposit growth and net interest margin expansion. Non-interest revenue is expected to grow across all business segments. Earnings are expected to also benefit from lower provision for credit losses, partially offset by the impact of a higher tax rate. The Bank expects modest expense growth, excluding the impact of divestitures, as technology spend to strengthen and strategically grow the Bank will be partly offset by the benefit from productivity initiatives. The Bank is expected to generate positive operating leverage. The capital and liquidity metrics are expected to remain strong in 2026.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T10 Impact of foreign currency translation

	2025		2024	
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.714	(2.9)%	0.735	(0.9)%
Mexican Peso/Canadian Dollar	13.950	6.6%	13.091	(2.5)%
Peruvian Sol/Canadian Dollar	2.593	(5.9)%	2.757	(1.1)%
Colombian Peso/Canadian Dollar	2,964.017	0.7%	2,943.081	(11.1)%
Chilean Peso/Canadian Dollar	685.697	0.5%	682.082	9.2%

Impact on net income[1] ($ millions except EPS)	2025 vs. 2024	2024 vs. 2023
Net interest income	$ (11)	$ (31)
Non-interest income[2]	(70)	243
Non-interest expenses	(45)	(70)
Other items (net of tax)[2]	41	(56)
Net income	$ (85)	$ 86
Earnings per share (diluted)	$ (0.07)	$ 0.07
Impact by business line ($ millions)[3]		
Canadian Banking	$ 4	$ 2
International Banking[2]	1	90
Global Wealth Management	(2)	–
Global Banking and Markets	24	5
Other[2]	(112)	(11)
	$ (85)	$ 86

(1) Includes impact of all currencies.

(2) Includes the impact of foreign currency hedges.

(3) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

Impact of Closed Divestitures

On January 6, 2025, the Bank announced the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group. The sale was completed on December 1, 2025 upon receiving all regulatory approvals and satisfying all customary closing conditions. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal year. For further details on divestitures, refer to Note 35 in the accompanying consolidated financial statements.

T11 Impact of divested operations

($ millions)	2025	2024
Net interest income	$ 1,055	$ 1,169
Non-interest income	568	596
Total revenue	1,623	1,765
Provision for credit losses	473	742
Non-interest expenses	1,009	1,113
Income before taxes	141	(90)
Income tax expense (recovery)	56	(29)
Net income (loss)	$ 85	$ (61)
Net income (loss) attributable to non-controlling interests (NCI)	11	(49)
Net income (loss) attributable to equity holders - relating to divested operations	$ 74	$ (12)
Average Loans ($ billions)	18	18
Average Deposits ($ billions)	$ 18	$ 17

GROUP FINANCIAL PERFORMANCE

T12 Group financial performance

As at October 31 ($ millions)	2025	2024
Reported Results		
Net interest income	$ 21,522	$ 19,252
Non-interest income	16,219	14,418
Total revenue	37,741	33,670
Provision for credit losses	4,714	4,051
Non-interest expenses	22,518	19,695
Income before taxes	10,509	9,924
Income tax expense	2,751	2,032
Net income	$ 7,758	$ 7,892
Net income attributable to non-controlling interests in subsidiaries (NCI)	$ (31)	$ 134
Net income attributable to equity holders of the Bank	$ 7,789	$ 7,758
Other Financial Data and Measures		
Return on Equity[1]	9.7%	10.2%
Net interest margin[2]	2.33%	2.16%
Effective tax rate[1]	26.2%	20.5%
Provision for credit losses – performing (Stage 1 and 2)	$ 581	$ 121
Provision for credit losses – impaired (Stage 3)	$ 4,133	$ 3,930
Provision for credit losses as a percentage of average net loans and acceptances (annualized)[1]	0.62%	0.53%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)[1]	0.54%	0.52%
Net write-offs as percentage of average net loans and acceptances (annualized)[1]	0.50%	0.46%

(1) Refer to Glossary on page 136 for the description of the measure.
(2) Refer to Non-GAAP Measures starting on page 20.

T12A Adjusted Group financial performance[1]

As at October 31 ($ millions)	2025	2024
Adjusted Results		
Net interest income	$ 21,522	$ 19,252
Non-interest income	16,209	14,561
Total revenue	37,731	33,813
Provision for credit losses	4,714	4,051
Non-interest expenses	20,581	18,961
Income before taxes	12,436	10,801
Income tax expense	2,926	2,174
Net income	$ 9,510	$ 8,627
Net income attributable to non-controlling interests in subsidiaries (NCI)	$ 160	$ 136
Net income attributable to equity holders of the Bank	$ 9,350	$ 8,491

(1) Refer to Non-GAAP Measures starting on page 20.

Net Income

Net income was $7,758 million compared to $7,892 million, a decrease of 2%. The decrease was driven primarily by higher non-interest expenses, income taxes and provision for credit losses, partly offset by higher net interest income and non-interest income.

Adjusted net income was $9,510 million compared to $8,627 million, an increase of 10%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses, income taxes and provision for credit losses.

Net Interest Income

Net interest income was $21,522 million compared to $19,252 million, an increase of $2,270 million or 12% due primarily to a higher net interest margin, and loan growth inclusive of the conversion of bankers' acceptances to loans resulting from the cessation of CDOR in June 2024 ("BA conversion"). Higher net interest income was driven by the Other segment due mainly to lower funding costs, as well as increases in Canadian Banking from asset and deposit growth, Global Banking and Markets driven by higher contribution from capital market activities, higher corporate lending margins and deposit growth and Global Wealth Management from strong loan growth, and higher margins and growth in deposits.

The net interest margin was 2.33%, an increase of 17 basis points primarily from significantly lower funding costs driven by central bank rate cuts and higher margins in Global Banking and Markets. This was partly offset by lower deposit margins in Canadian Banking, and increased levels of high quality, lower yielding treasury assets.

T13 Average balance sheet[1] and net interest income

For the fiscal years ($ billions)	2025			2024		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets						
Deposits with financial institutions	$ 67.9	$ 2.6	3.77%	$ 64.5	$ 3.1	4.79%
Trading assets	153.3	1.1	0.73%	146.3	1.7	1.13%
Securities purchased under resale agreements and securities borrowed	209.3	2.8	1.34%	193.1	1.6	0.83%
Investment securities	157.2	6.8	4.34%	147.6	7.5	5.09%
Loans:						
Residential mortgages	359.0	15.8	4.40%	343.6	16.0	4.67%
Personal loans	107.4	8.2	7.64%	105.5	8.8	8.32%
Credit cards	17.5	3.2	18.18%	17.3	3.2	18.53%
Business and government	285.0	17.1	6.00%	289.9	19.8	6.82%
Allowance for credit losses	(7.1)			(6.6)		
Total loans	$ 761.8	$ 44.3	5.81%	$ 749.7	$ 47.8	6.38%
Customers' liability under acceptances	0.1			10.0		
Total average earning assets[2]	$ 1,349.6	$ 57.6	4.27%	$ 1,311.2	$ 61.7	4.70%
Other assets	115.7			108.1		
Total average assets	$ 1,465.3	$ 57.6	3.93%	$ 1,419.3	$ 61.7	4.34%
Liabilities and equity						
Deposits:						
Personal	$ 299.9	$ 7.9	2.65%	$ 292.4	$ 9.5	3.25%
Business and government	619.0	24.1	3.89%	610.2	28.2	4.63%
Financial institutions	43.0	1.4	3.28%	49.1	1.8	3.58%
Total deposits	$ 961.9	$ 33.4	3.47%	$ 951.7	$ 39.5	4.15%
Obligations related to securities sold under repurchase agreements and securities lent	208.9	0.6	0.28%	176.2	0.7	0.40%
Subordinated debentures	7.8	0.4	4.93%	8.5	0.5	5.74%
Other interest-bearing liabilities	70.6	1.7	2.38%	73.0	1.7	2.37%
Total interest-bearing liabilities	$ 1,249.2	$ 36.1	2.89%	$ 1,209.4	$ 42.4	3.51%
Financial instruments designated at fair value through profit or loss	40.8			33.5		
Other liabilities including acceptances	89.5			94.9		
Equity[3]	85.8			81.5		
Total liabilities and equity	$ 1,465.3	$ 36.1	2.46%	$ 1,419.3	$ 42.4	2.99%
Net interest income		$ 21.5			$ 19.3	

(1) Average of daily balances.
(2) Refer to Non-GAAP Measures on Page 20.
(3) Includes non-controlling interest of $1.7 (2024 – $1.7).

Non-Interest Income

T14 Non-interest income

For the fiscal years ($ millions)	2025	2024	2025 versus 2024
Banking			
Card revenues	$ 892	$ 869	3%
Banking services fees	1,997	1,955	2
Credit fees	1,249	1,585	(21)
Total banking revenues	$ 4,138	$ 4,409	(6)%
Wealth management			
Mutual funds	$ 2,564	$ 2,282	12%
Brokerage fees	1,436	1,251	15
Investment management and trust			
Investment management and custody	902	840	7
Personal and corporate trust	260	256	2
	1,162	1,096	6
Total wealth management revenues	$ 5,162	$ 4,629	12%
Underwriting and advisory fees	964	702	37
Non-trading foreign exchange	948	930	2
Trading revenues	1,984	1,634	21
Net gain on sale of investment securities	71	48	48
Net income from investments in associated corporations	608	198	207
Insurance service results	485	470	3
Other fees and commissions	1,653	1,247	33
Other	206	151	36
Total non-interest income	$ 16,219	$ 14,418	12%
Non-GAAP Adjusting items[1]			
Divestitures and wind-down of operations[2]	(36)	143	
Amortization of acquisition-related intangible assets[3]	26	–	
Adjusted non-interest income[1]	$ 16,209	$ 14,561	11%

(1) Refer to Non-GAAP Measures on page 20.
(2) Recorded in Other Non-interest Income.
(3) Recorded in net income from investments in associated corporations.



C2 Sources of non-interest income in 2025

- Card revenues – 5%
- Banking services fees – 12%
- Credit fees – 8%
- Mutual funds – 16%
- Brokerage fees – 9%
- Investment management and trust – 7%
- Underwriting and advisory fees – 6%
- Non-trading foreign exchange – 6%
- Trading revenues – 12%
- Other non-interest income – 19%

Non-interest income was $16,219 million, an increase of $1,801 million or 12%. Adjusted non-interest income was $16,209 million, an increase of $1,648 million or 11%. The increase was driven mainly by higher wealth management revenue, trading related revenues, underwriting and advisory fees, and net income from associated corporations, partially offset by lower banking revenues.

Wealth management revenues increased $533 million or 12% from higher mutual fund revenues, brokerage fees, and investment management and trust revenues.

Net income from investments in associated corporations increased $436 million or 220%, primarily related to the KeyCorp investment.

Other fee and commissions revenue increased $406 million or 33%, due mainly to higher volume of securities borrowing and lending activities.

Underwriting and advisory fees increased $262 million or 37%, due mainly to higher new issuance activities in equity and debt capital markets.

Trading revenues increased $350 million or 21%, due mainly to higher client-driven trading activity in Global Banking and Markets related to fixed income and currency trading, net of lower equities trading, as well as higher trading revenues in International Banking.

Banking revenues decreased $271 million or 6%, due mainly to lower credit fees from banker's acceptances, partly offset by higher deposit and payment services fees and higher card revenues.

T15 Trading-related revenues[1]

For the fiscal years ($ millions)	2025	2024[2]
Trading-related revenue (TEB)[3]		
Net interest income	$ (3)	$ (252)
Non-interest income		
Trading revenues	1,984	1,686
Other fees and commissions	1,006	613
Total trading-related revenue (TEB)	**$ 2,987**	$ 2,047
Taxable equivalent adjustment	–	(52)
Trading-related revenue (Non-TEB)	**$ 2,987**	$ 1,995

(1) Refer to Non-GAAP Measures on page 20.

(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(3) Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of trading securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded.

Provision for Credit Losses

The provision for credit losses was $4,714 million compared to $4,051 million, an increase of $663 million. The provision for credit losses ratio was 62 basis points compared to 53 basis points. This was due mainly to higher provisions on performing loans, primarily in the Canadian Banking and International Banking portfolios, as well as impaired loans mainly in Canadian Banking.

The provision for credit losses on performing loans was $581 million compared to $121 million. The provision increased by $460 million driven by the impact of credit migration, an unfavourable macroeconomic outlook primarily driven by the U.S. tariffs, as well as business growth, mainly in the International retail portfolio.

The provision for credit losses on impaired loans was $4,133 million compared to $3,930 million. The provision for credit losses ratio on impaired loans was 54 basis points compared to 52 basis points. The increase in provision this year was due primarily to higher formations in Canadian Banking.

T16 Provision for credit losses by business line

	2025			2024		
For the fiscal years ($ millions)	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total
Canadian Banking						
Retail	$ 291	$ 1,419	$ 1,710	$ 109	$ 1,257	$ 1,366
Commercial	108	475	583	18	307	325
Total	399	1,894	2,293	127	1,564	1,691
International Banking						
Retail	66	1,872	1,938	(138)	2,040	1,902
Commercial	62	308	370	89	297	386
Total	128	2,180	2,308	(49)	2,337	2,288
Global Wealth Management	9	5	14	3	24	27
Global Banking and Markets	43	54	97	43	5	48
Other	1	–	1	–	–	–
Provision for credit losses on loans, acceptances and off-balance sheet exposures	$ 580	$ 4,133	$ 4,713	$ 124	$ 3,930	$ 4,054
International Banking	$ 1	$ –	$ 1	$ (3)	$ –	$ (3)
Global Wealth Management	–	–	–	–	–	–
Global Banking and Markets	–	–	–	(1)	–	(1)
Other	–	–	–	1	–	1
Provision for credit losses on debt securities and deposits with banks	$ 1	$ –	$ 1	$ (3)	$ –	$ (3)
Total provision for credit losses	$ 581	$ 4,133	$ 4,714	$ 121	$ 3,930	$ 4,051

T16A Provision for credit losses against impaired financial instruments by business line

For the fiscal years ($ millions)	2025	2024
Canadian Banking		
Retail	$ **1,419**	$ 1,257
Commercial	**475**	307
	$ **1,894**	$ 1,564
International Banking		
Caribbean and Central America	$ **212**	$ 194
Latin America		
Mexico	**489**	404
Peru	**392**	554
Chile	**639**	587
Colombia	**392**	532
Other Latin America	**56**	66
Total Latin America	**1,968**	2,143
	$ **2,180**	$ 2,337
Global Wealth Management	$ **5**	$ 24
Global Banking and Markets		
Canada	$ **12**	$ (12)
U.S.	**44**	24
Asia and Europe	**(2)**	(7)
	$ **54**	$ 5
Total	$ **4,133**	$ 3,930

T17 Provision for credit losses as a percentage of average net loans and acceptances[1][2]

For the fiscal years (%)	2025	2024
Canadian Banking		
Retail	**0.47%**	0.39%
Commercial	**0.62**	0.35
	0.50	0.38
International Banking		
Retail	**2.40**	2.42
Commercial	**0.45**	0.44
	1.41	1.37
Global Wealth Management	**0.05**	0.11
Global Banking and Markets	**0.08**	0.04
Provisions against impaired loans	**0.54**	0.52
Provisions against performing loans	**0.08**	0.01
Provision for credit losses as a percentage of average net loans and acceptances	**0.62%**	0.53%

(1) Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(2) Refer to Glossary on page 136 for the description of the measure.

T18 Net write-offs[1] as a percentage of average net loans and acceptances[2]

For the fiscal years (%)	2025	2024
Canadian Banking		
Retail	**0.38%**	0.34%
Commercial	**0.41**	0.26
	0.38	0.32
International Banking		
Retail	**2.21**	2.43
Commercial	**0.22**	0.20
	1.21	1.25
Global Wealth Management	**0.03**	0.05
Global Banking and Markets	**0.06**	–
Total	**0.50%**	0.46%

(1) Write-offs net of recoveries.
(2) Refer to Glossary on page 136 for the description of the measure.

Non-Interest Expenses

T19 Non-interest expenses and productivity

For the fiscal years ($ millions)	2025	2024	2025 versus 2024
Salaries and employee benefits			
Salaries	$ 6,040	$ 5,663	7%
Performance-based compensation	2,591	2,170	19
Share-based payments	407	371	10
Other employee benefits	1,786	1,651	8
	$ 10,824	$ 9,855	10%
Premises and technology			
Premises	558	571	(2)
Technology	2,739	2,325	18
	$ 3,297	$ 2,896	14%
Depreciation and amortization			
Depreciation	683	730	(6)
Amortization of intangible assets	921	1,030	(11)
	$ 1,604	$ 1,760	(9)%
Communications	$ 384	$ 381	1%
Advertising and business development	$ 672	$ 614	9%
Professional	$ 880	$ 793	11%
Business and capital taxes			
Business taxes	626	617	1
Capital taxes	82	65	26
	$ 708	$ 682	4%
Other	$ 4,149	$ 2,714	53%
Total non-interest expenses	$ 22,518	$ 19,695	14%
Non-GAAP adjusting items[1]:			
Divestitures and wind-down of operations	(1,422)	7	
Restructuring charge and severance provisions	(373)	(53)	
Legal provision	(74)	(176)	
Amortization of acquisition-related intangible assets	(68)	(72)	
Impairment of non-financial assets	–	(440)	
	(1,937)	(734)	
Recorded in:			
Salaries and employee benefits	(54)	(46)	
Depreciation and amortization	(78)	(169)	
Professional	(34)	–	
Other	(1,771)	(519)	
	(1,937)	(734)	
Adjusted non-interest expenses[1]	$ 20,581	$ 18,961	9%
Productivity ratio[2]	59.7%	58.5%	
Adjusted productivity ratio[1]	54.5%	56.1%	

(1) Refer to Non-GAAP Measures starting on page 20.
(2) Refer to Glossary on page 136 for the description of the measure.



C3 Non-interest expenses
$ millions

- Other
- Professional & taxes
- Communications & advertising
- Depreciation and amortization
- Premises & technology
- Salaries & employee benefits



C4 Direct and indirect taxes
$ millions

- Total other taxes
- Provision for income taxes

Non-interest expenses were $22,518 million compared to $19,695 million, an increase of $2,823 million or 14%. Included in non-interest expenses is an impairment loss of $1,422 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, restructuring charge and severance provisions of $373 million and legal provisions of $74 million.

Adjusted non-interest expenses were $20,581 million compared to $18,961 million, an increase of $1,620 million or 9%. The increase was mainly driven by higher personnel costs, including performance and share-based compensation, inflationary adjustments and annual increases, higher technology and advertising and business development costs to support strategic and regulatory initiatives, as well as the negative impact of foreign currency translation, partly offset by lower depreciation and amortization.

The technology costs reflect the Bank's medium-term commitment to modernize and scale data and analytics capabilities, cloud migration, and end-to-end digitization, as well as continued investment in core foundational enterprise security and architecture.

The productivity ratio was 59.7% compared to 58.5%. The adjusted productivity ratio was 54.5% compared to 56.1%. Operating leverage was negative 2.2% on a reported basis and positive 3.0% on an adjusted basis.

Provision for Income Taxes

The effective tax rate was 26.2% compared to 20.5% due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, lower income in lower tax jurisdictions and the implementation of the Global Minimum Tax (GMT), partially offset by higher non-deductible expenses and the impairment charge on Bank of Xi'an Co in the prior year. On an adjusted basis, the effective tax rate was 23.5% compared to 20.1% primarily due to lower income in lower tax jurisdictions and the implementation of the GMT.

Fourth Quarter Review

T20 Fourth quarter financial results

($ millions)	For the three months ended		
	October 31 2025	July 31 2025	October 31 2024
Reported Results			
Net interest income	$ **5,586**	$ 5,493	$ 4,923
Non-interest income	**4,217**	3,993	3,603
Total revenue	**9,803**	9,486	8,526
Provision for credit losses	**1,113**	1,041	1,030
Non-interest expenses	**5,828**	5,089	5,296
Income tax expense	**656**	829	511
Net income	$ **2,206**	$ 2,527	$ 1,689
Net income attributable to non-controlling interests in subsidiaries (NCI)	**(13)**	80	47
Net income attributable to equity holders of the Bank	$ **2,219**	$ 2,447	$ 1,642
Preferred shareholders and other equity instrument holders	**115**	134	121
Common shareholders	**2,104**	2,313	1,521
Adjustments[1]			
Adjusting items impacting non-interest income and total revenue (Pre-tax)			
Divestitures and wind-down of operations	$ **(45)**	$ –	$ –
Amortization of acquisition-related intangible assets	**9**	8	–
Total non-interest income adjusting items (Pre-tax)	**(36)**	8	–
Adjusting items impacting non-interest expenses (Pre-tax)			
Divestitures and wind-down of operations	**57**	(23)	–
Restructuring charge and severance provisions	**373**	–	53
Legal provision	**74**	–	–
Amortization of acquisition-related intangible assets	**16**	17	19
Impairment of non-financial assets	**–**	–	440
Total non-interest expense adjusting items (Pre-tax)	**520**	(6)	512
Total impact of adjusting items on net income before taxes	**484**	2	512
Impact of adjusting items on income tax expense			
Divestitures and wind-down of operations	**(4)**	(6)	–
Restructuring charge and severance provisions	**(103)**	–	(15)
Legal provision	**(20)**	–	–
Amortization of acquisition-related intangible assets	**(5)**	(5)	(6)
Impairment of non-financial assets	**–**	–	(61)
Total impact of adjusting items on income tax expense	**(132)**	(11)	(82)
Total impact of adjusting items on net income	**352**	(9)	430
Impact of adjusting items on NCI	**(53)**	37	–
Total impact of adjusting items on net income attributable to equity holders	$ **299**	$ 28	$ 430
Adjusted Results			
Adjusted net interest income	$ **5,586**	$ 5,493	$ 4,923
Adjusted non-interest income	**4,181**	4,001	3,603
Adjusted total revenue	**9,767**	9,494	8,526
Adjusted provision for credit losses	**1,113**	1,041	1,030
Adjusted non-interest expenses	**5,308**	5,095	4,784
Adjusted income tax expense	**788**	840	593
Adjusted net income	$ **2,558**	$ 2,518	$ 2,119
Adjusted net income attributable to non-controlling interests in subsidiaries (NCI)	**40**	43	47
Adjusted net income attributable to equity holders of the Bank	$ **2,518**	$ 2,475	$ 2,072
Preferred shareholders and other equity instrument holders	**115**	134	121
Common shareholders	**2,403**	2,341	1,951

(1)   Refer to Non-GAAP Measures starting on page 20.

Net income

Q4 2025 vs Q4 2024

Net income was $2,206 million compared to $1,689 million, an increase of 31%. Adjusted net income also increased 21% from $2,119 million to $2,558 million. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses and income taxes.

Q4 2025 vs Q3 2025

Net income was $2,206 million compared to $2,527 million, a decrease of 13%. The decrease was driven primarily by higher non-interest expenses from the restructuring charge, partly offset by lower income taxes and higher net interest income and non-interest income. Adjusted net income was $2,558 million compared to $2,518 million, an increase of 2%. The increase was driven primarily by higher net interest income, non-interest income and lower income taxes, partly offset by higher non-interest expenses and provision for credit losses.

Total revenue

Q4 2025 vs Q4 2024

Revenues were $9,803 million compared to $8,526 million, an increase of 15%.

Net interest income was $5,586 million compared to $4,923 million, an increase of $663 million or 13%. The increase was due primarily to a higher net interest margin, loan growth and the positive impact of foreign currency translation. The net interest margin was 2.40%, an increase of 25 basis points mainly from significantly lower funding costs driven by central bank rate cuts, and higher margins in International Banking and Global Banking and Markets.

Non-interest income was $4,217 million, an increase of $614 million or 17%. Adjusted non-interest income was $4,181 million, an increase of $578 million or 16%. The increase was due mainly to higher income from associated corporations primarily related to the KeyCorp investment, as well as higher wealth management revenues, underwriting and advisory fees, trading-related revenues, and banking fees.

Q4 2025 vs Q3 2025

Revenues were $9,803 million compared to $9,486 million, an increase of 3%.

Net interest income increased $93 million or 2%, due primarily to a higher net interest margin, and the positive impact of foreign currency translation. The net interest margin increased four basis points, mainly driven by higher business line margins.

Non-interest income increased $224 million or 6%. Adjusted non-interest income was up $180 million or 4%. The increase was due mainly to higher wealth management revenues, other fee and commission revenues, and underwriting and advisory fees.

Provision for credit losses

Q4 2025 vs Q4 2024

The provision for credit losses was $1,113 million compared to $1,030 million, an increase of $83 million. The provision for credit losses ratio was 58 basis points compared to 54 basis points.

Provision for credit losses on performing loans was $71 million compared to a reversal of $13 million. The provision this period was primarily related to business growth, mainly in the International retail portfolio, as well as credit migration impacting Canadian Banking and Corporate loan book, partly offset by the impact of the improving macroeconomic outlook.

Provision for credit losses on impaired loans was $1,042 million compared to $1,043 million. The provision for credit losses ratio on impaired loans was 54 basis points compared to 55 basis points. The decrease was due primarily to lower provisions in the retail portfolio, partly offset by higher provisions in the Canadian commercial portfolio.

Q4 2025 vs Q3 2025

The provision for credit losses was $1,113 million compared to $1,041 million, an increase of $72 million. The provision for credit losses ratio was 58 basis points compared to 55 basis points.

Provision for credit losses on performing loans was $71 million compared to $66 million. The provision this period was primarily related to business growth, mainly in the International retail portfolio, as well as credit migration impacting Canadian Banking and Corporate loan book, partly offset by the impact of the improving macroeconomic outlook.

Provision for credit losses on impaired loans was $1,042 million compared to $975 million, an increase of $67 million or 7% mainly in retail. The provision for credit losses ratio on impaired loans was 54 basis points compared to 51 basis points.

Non-interest expenses

Q4 2025 vs Q4 2024

Non-interest expenses were $5,828 million compared to $5,296 million, an increase of $532 million or 10%. Adjusted non-interest expenses were $5,308 million compared to $4,784 million, an increase of $524 million or 11%, driven mainly by higher personnel costs, including performance-based compensation, higher technology and advertising and business development costs to support strategic and regulatory initiatives, as well as the negative impact of foreign currency translation.

The productivity ratio was 59.4% compared to 62.1%. The adjusted productivity ratio was 54.3% compared to 56.1%. Year-to-date operating leverage was negative 2.2% and positive 3.0% on adjusted basis.

Q4 2025 vs Q3 2025

Non-interest expenses were up $739 million or 14%. Adjusted non-interest expenses were $5,308 million, an increase of $213 million or 4%, driven by higher personnel costs, including performance-based compensation, higher technology and advertising and business development costs to support strategic and regulatory initiatives, and the negative impact of foreign currency translation. This was partly offset by lower professional fees and depreciation and amortization.

The productivity ratio was 59.4% compared to 53.7%. The adjusted productivity ratio was 54.3% compared to 53.7%.

Provision for income taxes

Q4 2025 vs Q4 2024

The effective tax rate was 22.9% compared to 23.2%. On an adjusted basis the effective tax rate was 23.6% compared to 21.8% due primarily to lower income in lower tax jurisdictions and the implementation of the GMT.

Q4 2025 vs Q3 2025

The effective tax rate was 22.9% compared to 24.7% and on an adjusted basis the effective tax rate was 23.6% compared to 25.0% due primarily to higher income in lower tax jurisdictions and withholding taxes paid in the prior quarter.

Trending Analysis

T21 Quarterly financial highlights

				For the three months ended				
($ millions)	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024
Reported results								
Net interest income	$ 5,586	$ 5,493	$ 5,270	$ 5,173	$ 4,923	$ 4,862	$ 4,694	$ 4,773
Non-interest income	4,217	3,993	3,810	4,199	3,603	3,502	3,653	3,660
Total revenue	$ 9,803	$ 9,486	$ 9,080	$ 9,372	$ 8,526	$ 8,364	$ 8,347	$ 8,433
Provision for credit losses	1,113	1,041	1,398	1,162	1,030	1,052	1,007	962
Non-interest expenses	5,828	5,089	5,110	6,491	5,296	4,949	4,711	4,739
Income tax expense	656	829	540	726	511	451	537	533
Net income	$ 2,206	$ 2,527	$ 2,032	$ 993	$ 1,689	$ 1,912	$ 2,092	$ 2,199
Basic earnings per share ($)	1.70	1.84	1.48	0.82	1.23	1.43	1.59	1.70
Diluted earnings per share ($)	1.65	1.84	1.48	0.66	1.22	1.41	1.57	1.68
Net interest margin (%)[1]	2.40	2.36	2.31	2.23	2.15	2.14	2.17	2.19
Effective tax rate (%)[2]	22.9	24.7	21.0	42.2	23.2	19.1	20.4	19.5
Adjusted results[1]								
Adjusting items impacting non-interest income and total revenue (Pre-tax)								
Divestitures and wind-down of operations	$ (45)	$ –	$ 9	$ –	$ –	$ 143	$ –	$ –
Amortization of acquisition-related intangible assets	9	8	9	–	–	–	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	(36)	8	18	–	–	143	–	–
Adjusting items impacting non-interest expenses (Pre-tax)								
Divestitures and wind-down of operations	57	(23)	26	1,362	–	(7)	–	–
Restructuring charge and severance provisions	373	–	–	–	53	–	–	–
Legal provision	74	–	–	–	–	176	–	–
Amortization of acquisition-related intangible assets	16	17	17	18	19	17	18	18
Impairment of non-financial assets	–	–	–	–	440	–	–	–
Total non-interest expenses adjusting items (Pre-tax)	520	(6)	43	1,380	512	186	18	18
Total impact of adjusting items on net income before taxes	484	2	61	1,380	512	329	18	18
Impact of adjusting items on income tax expense	(132)	(11)	(21)	(11)	(82)	(50)	(5)	(5)
Total impact of adjusting items on net income	352	(9)	40	1,369	430	279	13	13
Adjusted net income	$ 2,558	$ 2,518	$ 2,072	$ 2,362	$ 2,119	$ 2,191	$ 2,105	$ 2,212
Adjusted diluted earnings per share	$ 1.93	$ 1.88	$ 1.52	$ 1.76	$ 1.57	$ 1.63	$ 1.58	$ 1.69

(1) Refer to Non-GAAP Measures starting on page 20.
(2) Refer to Glossary on page 136 for the description of the measure.

Earnings over the two-year period were driven by higher net interest income and generally higher non-interest income. Provisions for credit losses, non-interest expenses and provisions for income taxes were generally higher. Earnings during this period were impacted by adjusting items.

Total revenue

Canadian Banking net interest income over the period has increased, driven by asset and deposit growth and the benefit of the BA conversion. International Banking net interest income is stable with improvements in lending mix and the positive impact from central bank rate decreases. Global Wealth Management fee-based revenues increased during the period from AUM and AUA market appreciation and higher net sales. Global Banking and Markets revenues are affected by market conditions that impact client activity and have trended upwards due to positive market conditions in the capital markets and business banking businesses, supported by higher underwriting and advisory fees. Revenues in the Other segment were impacted by higher term funding costs, and income from associated corporations, both of which have improved in 2025.

Provision for credit losses

Provision for credit losses have trended upward during the period driven by higher performing loans, due primarily to credit quality migration and significant deterioration in the macroeconomic outlook in Canadian Banking, which reflects the continued uncertainty related to U.S. tariffs. The increase in provision for credit losses on impaired loans this year was due primarily to higher formations in the Canadian Banking portfolio.

Non-interest expenses

Non-interest expenses for the period reflect the Bank's continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period. Non-interest expenses during the period were impacted by adjusting items.

Provision for income taxes

The effective tax rate was 22.9% this quarter. The average effective tax rate was 24.1% over the period and was impacted by implementation of the GMT, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax exempt dividend income and inflationary benefits.

BUSINESS LINE OVERVIEW

The Bank's businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank's other smaller operating segments and corporate adjustments are included in the Other segment.

Segment measurement methodologies

Taxable Equivalent Basis

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the provision for income taxes; hence, there is no impact on the segment's net income. Management believes that this basis for measurement provides a uniform comparability of income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. The elimination of the TEB gross-up is recorded in the Other segment; hence, there is no impact on the consolidated results. Effective January 1, 2024, in line with the provisions of Bill C-59, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

Constant Dollar Basis

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Other segment

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank's wholesale funding activities.

Funds transfer pricing

Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance sheet exposures, this process aims to manage these risks through Group Treasury and enables risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect customer behaviours, market dynamics and other factors, which may impact the financial results of the business segments.

Changes in business line allocation methodology

Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank's FTP, head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period's methodology. Further details on the changes are as follows:

1. FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank's strategic objective to maintain higher liquidity ratios.

2. Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3. To be consistent with the reporting of its recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi'an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management), which are now reported in the Other segment.

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

- Net income
- Return on equity
- Productivity ratio
- Provision for credit losses ratio

Below are the results of the Bank's operating segments for 2025:

T22 Financial performance – Reported

For the year ended October 31, 2025 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income[1]	$ 10,484	$ 8,866	$ 1,025	$ 1,400	$ (253)	$ 21,522
Non-interest income[1]	2,941	3,177	5,403	4,766	(68)	16,219
Total revenue[1]	13,425	12,043	6,428	6,166	(321)	37,741
Provision for credit losses	2,293	2,309	14	97	1	4,714
Non-interest expenses	6,405	6,164	4,144	3,563	2,242	22,518
Provision for income taxes[1]	1,302	781	590	585	(507)	2,751
Net income	$ 3,425	$ 2,789	$ 1,680	$ 1,921	$ (2,057)	$ 7,758
Net income attributable to non-controlling interests in subsidiaries	–	158	10	(1)	(198)	(31)
Net income attributable to equity holders of the Bank	$ 3,425	$ 2,631	$ 1,670	$ 1,922	$ (1,859)	$ 7,789
Return on equity(%)[2]	16.3%	14.6%	16.0%	12.8%	nm	9.7%
Total average assets ($ billions)	$ 463	$ 227	$ 38	$ 509	$ 228	$ 1,465
Total average liabilities ($ billions)	$ 382	$ 175	$ 48	$ 520	$ 254	$ 1,379

(1) Taxable equivalent basis. Refer to Glossary on page 136.
(2) Refer to Non-GAAP Measures on page 20 for the description of the measure.

For the year ended October 31, 2024 ($ millions)	Canadian Banking[1]	International Banking[1]	Global Wealth Management[1]	Global Banking and Markets[1]	Other[1]	Total
Net interest income[2]	$ 10,185	$ 8,867	$ 786	$ 1,102	$ (1,688)	$ 19,252
Non-interest income[2]	2,848	2,999	4,803	3,959	(191)	14,418
Total revenue[2]	13,033	11,866	5,589	5,061	(1,879)	33,670
Provision for credit losses	1,691	2,285	27	47	1	4,051
Non-interest expenses	6,125	6,170	3,655	3,122	623	19,695
Provision for income taxes[2]	1,440	705	479	414	(1,006)	2,032
Net income	$ 3,777	$ 2,706	$ 1,428	$ 1,478	$ (1,497)	$ 7,892
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	(1)	134
Net income attributable to equity holders of the Bank	$ 3,777	$ 2,581	$ 1,418	$ 1,478	$ (1,496)	$ 7,758
Return on equity(%)[3]	18.3%	13.5%	13.9%	9.6%	nm	10.2%
Total average assets ($ billions)	$ 449	$ 231	$ 35	$ 495	$ 209	$ 1,419
Total average liabilities ($ billions)	$ 389	$ 179	$ 41	$ 475	$ 254	$ 1,338

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(2) Taxable equivalent basis. Refer to Glossary on page 136.
(3) Refer to Non-GAAP Measures on page 20 for the description of the measure.

T22A Financial performance – Adjusted

For the year ended October 31, 2025 ($ millions)[1]	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income[2]	$ 10,484	$ 8,866	$ 1,025	$ 1,400	$ (253)	$ 21,522
Non-interest income[2]	2,941	3,177	5,403	4,766	(78)	16,209
Total revenue[2]	13,425	12,043	6,428	6,166	(331)	37,731
Provision for credit losses	2,293	2,309	14	97	1	4,714
Non-interest expenses	6,401	6,136	4,108	3,563	373	20,581
Provision for income taxes[2]	1,303	789	600	585	(351)	2,926
Net income	$ 3,428	$ 2,809	$ 1,706	$ 1,921	$ (354)	$ 9,510
Net income attributable to non-controlling interests in subsidiaries	–	158	10	(1)	(7)	160
Net income attributable to equity holders of the Bank	$ 3,428	$ 2,651	$ 1,696	$ 1,922	$ (347)	$ 9,350

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2) Taxable equivalent basis. Refer to Glossary on page 136.

For the year ended October 31, 2024 ($ millions)[1]	Canadian Banking[2]	International Banking[2]	Global Wealth Management[2]	Global Banking and Markets[2]	Other[2]	Total
Net interest income[3]	$ 10,185	$ 8,867	$ 786	$ 1,102	$ (1,688)	$ 19,252
Non-interest income[3]	2,848	2,999	4,803	3,959	(48)	14,561
Total revenue[3]	13,033	11,866	5,589	5,061	(1,736)	33,813
Provision for credit losses	1,691	2,285	27	47	1	4,051
Non-interest expenses	6,121	6,138	3,619	3,122	(39)	18,961
Provision for income taxes[3]	1,441	714	489	414	(884)	2,174
Net income	$ 3,780	$ 2,729	$ 1,454	$ 1,478	$ (814)	$ 8,627
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	1	136
Net income attributable to equity holders of the Bank	$ 3,780	$ 2,604	$ 1,444	$ 1,478	$ (815)	$ 8,491

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(3) Taxable equivalent basis. Refer to Glossary on page 136.

Canadian Banking

2025 Achievements

Earn primary client relationships
- Accelerated the Mortgage+ program – a customizable bundle with a preferred mortgage rate, everyday banking account and other retail products, with 90% penetration on new originations and significant increase in mortgage renewal rates.
- Leveraged Scene+ program to drive debit and credit card growth, increasing the penetration of Scotia payment products among members to 26%.
- Improved client attrition by 150 bps to its lowest level in recent years, through higher quality acquisition, focus on cross-sell and streamlining everyday service tasks to capture and maintain deeper client relationships.

Grow and scale in priority businesses
- Launched major salesforce effectiveness programs nationally, improving sales practices across Retail, Small Business and Commercial Banking.
- Maintained solid growth in Retail deposits and investments. Retail mutual fund assets under management grew ~12% from last year, driven by strong sales performance.
- Launched the new Scotiabank Passport® Visa Infinite Privilege Card, an elite travel credit card tailored to Canadians seeking a superior travel experience.
- Launched the new Smart Savings tools on our Money Master account, helping clients automate their savings and earn a boosted interest rate, achieving a significant increase in deepening client relationships since the launch.

Make it easy to do business with us
- Expanded our virtual advice teams in Retail and Business Banking, improving overall advisor coverage and making it easier for clients to access advice.
- Accelerated the shift to digital, with digital adoption up 70 bps and share of sales revenue from digital and virtual channels reaching 15%.
- First bank in Canada to fully integrate Nova Credit into a digital onboarding experience, giving newcomers a seamless experience when opening chequing, savings and credit card accounts online, reducing the need for branch visits.

Win as one team
- Built our momentum to increase collaboration across teams and business lines and bring the whole bank to our clients, achieving 18% growth in closed referrals between Retail, Wealth, Small Business and Commercial.
- Named as one of the Best Workplaces™ in Canada by Great Place to Work for the 6th year in a row.
- Named one of Canada's Top Employers for Young People 2025 by Mediacorp Canada for the 5th consecutive year.

Select awards
- Named Canada's Best Bank at the 2025 Euromoney Awards for Excellence for the 2nd consecutive year.
- Named Bank of the Year in Canada for the 6th consecutive year by The Banker, which recognizes financial institutions for their performance, and strategic and technological advancements.
- J.D. Power ranked Tangerine Bank highest in Personal Banking Client Satisfaction among Midsize Banks for the 14th consecutive year, with top rankings across six of the study's seven key dimensions – including 'Level of trust'.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million customers. Retail, Small Business Banking and Commercial Banking customers receive service through its network of 892 branches and 3,542 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to Tangerine customers. Canadian Banking comprises the following areas:

- Retail Banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, personal loans, and related creditor insurance products to retail customers, including automotive dealers and their customers, providing retail automotive financing solutions. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, mortgages, loans, and investments to self-directed customers.

- Business Banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses, including the Roynat franchise, which provides clients with innovative financing alternatives through both public and private markets.

Strategy

We aim to be Canada's most trusted and data-driven bank with market-leading client advice, and sustainable growth in earnings and return on equity. Canadian Banking will continue to execute its long-term strategy to deliver stable and consistent earnings, including businesses and products that deliver higher returns on equity and lower risk-weighted assets. Ongoing efforts focus on deepening relationships with clients to increase engagement, loyalty and primacy, investing in digital and analytical capabilities to understand and anticipate customer needs, and developing a high-quality and diverse team of Scotiabank employees.

2026 Priorities

- **Client primacy:** Increase client primacy across Retail, Tangerine, Small Business and Commercial Banking, with segment driven value propositions, personalization, and best-in-class client experience.
- **Everyday Banking:** Strengthen the day-to-day ecosystem and harness the full potential of Scene+ to drive higher deposit and card balances and capture share of wallet.
- **Sales and channel effectiveness:** Fully embed sales effectiveness enhancements across Retail, Small Business and Commercial Banking to drive consistency, and ramp up our digital and virtual capabilities to enable more specialization in human assisted channels.
- **Operational Excellence:** Deliver productivity-enabled investments, including end-to-end process optimization, automation and digitization, to unlock savings, fund future growth, and improve organizational agility.
- **Realize Tangerine's full potential as a digital challenger:** Strengthen foundational capabilities and capitalize on opportunities as one of Canada's leading digital challenger banks.
- **Accelerate data & analytics, technology, and digital capabilities:** Strengthen capabilities across data, technology and digital to support client experience and insight-driven decision-making, and bolster technological resiliency.

T23 Canadian Banking financial performance

Taxable equivalent basis ($ millions)	2025	2024[1]
Reported results		
Net interest income	$ 10,484	$ 10,185
Non-interest income[2]	2,941	2,848
Total revenue	13,425	13,033
Provision for credit losses	2,293	1,691
Non-interest expenses	6,405	6,125
Income tax expense	1,302	1,440
Net income	$ 3,425	$ 3,777
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$ 3,425	$ 3,777
Key ratios and other financial data		
Return on equity[3]	16.3%	18.3%
Productivity[4]	47.7%	47.0%
Net interest margin[3]	2.29%	2.38%
Effective tax rate[4]	27.5%	27.6%
Provision for credit losses – performing (Stages 1 and 2)	$ 399	$ 127
Provision for credit losses – impaired (Stage 3)	$ 1,894	$ 1,564
Provision for credit losses as a percentage of average net loans and acceptances[4]	0.50%	0.38%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances[4]	0.41%	0.35%
Net write-offs as a percentage of average net loans and acceptances[4]	0.38%	0.32%
Selected Consolidated Statement of Financial Position data (average balances)		
Earning assets[3]	$ 457,973	$ 445,076
Total assets	462,670	449,469
Deposits	377,778	367,441
Total liabilities	382,398	388,957

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(2) Includes net (loss) income from investments in associated corporations of $19 (2024 – $(9)).
(3) Refer to Non-GAAP Measures on page 20 for the description of the measure.
(4) Refer to Glossary on page 136 for the description of the measure.

T23A Adjusted Canadian Banking financial performance[1]

($ millions)	2025	2024[2]
Adjusted results		
Net interest income	$ 10,484	$ 10,185
Non-interest income	2,941	2,848
Total revenue	13,425	13,033
Provision for credit losses	2,293	1,691
Non-interest expenses[3]	6,401	6,121
Income before taxes	4,731	5,221
Income tax expense	1,303	1,441
Net income	$ 3,428	$ 3,780
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–
Net income attributable to equity holders	$ 3,428	$ 3,780

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(3) Includes adjustment for amortization of acquisition-related intangible assets of $4 (2024 – $4).

Financial Performance

Net income
Net income attributable to equity holders was $3,425 million compared to $3,777 million, a decrease of 9%. Adjusted net income attributable to equity holders was $3,428 million compared to $3,780 million, a decrease of 9%. The decrease was driven primarily by higher provision for credit losses and non-interest expenses, partly offset by higher net interest income and non-interest income.

Average assets and liabilities
Average assets were $463 billion compared to $449 billion. The increase was due primarily to growth of $13 billion or 5% in residential mortgages.

Average liabilities were $382 billion compared to $389 billion. The decrease was due primarily to a reduction of $16 billion in bankers' acceptances liabilities due to the BA conversion, partly offset by growth of $5 billion or 4% in non-personal deposits, primarily in demand accounts, and $5 billion or 2% in personal deposits, mainly in chequing and savings products.

Revenues
Revenues were $13,425 million compared to $13,033 million, an increase of 3%.

Net interest income was $10,484 million compared to $10,185 million, an increase of 3%. The increase was due primarily to solid asset and deposit growth, and the benefit of the BA conversion, partly offset by lower net interest margin. The net interest margin declined nine basis points to 2.29% due primarily to lower deposit margins reflecting the impact of Bank of Canada's rate cuts, partly offset by an increase in asset margins.

Non-interest income was $2,941 million compared to $2,848 million, an increase of 3%. The increase was due primarily to elevated private equity gains, higher mutual fund distribution fees and insurance income, partly offset by lower banking fees, including the impact of the BA conversion.

Retail Banking
Retail Banking revenues were $9,880 million compared to $9,820 million, an increase of 1%.

Net interest income was $7,701 million compared to $7,758 million, a decrease of 1%, due primarily to lower deposit margins reflecting the impact of Bank of Canada's rate cuts, partly offset by solid asset and deposit growth, and higher asset margins.

Non-interest income was $2,179 million compared to $2,062 million, an increase of 6%, due primarily to higher insurance revenue, mutual fund distribution fees, and banking revenue.

Business Banking
Total Business Banking revenues were $3,545 million compared to $3,213 million, an increase of 10%.

Net interest income was $2,783 million compared to $2,427 million, an increase of 15%, due primarily to solid deposit growth, the benefit of the BA conversion, and improved margins.

Non-interest income was $762 million compared to $786 million, a decrease of 3%, due primarily to lower banking fees, including the impact of the BA conversion, partly offset by elevated private equity gains.

Provision for credit losses
The provision for credit losses was $2,293 million compared to $1,691 million, an increase of $602 million. The provision for credit losses ratio was 50 basis points compared to 38 basis points.

The provision for credit losses on performing loans was $399 million compared to $127 million. The provision increased by $272 million driven by credit quality migration and significant deterioration in the macroeconomic outlook impacting both the retail and commercial portfolios.

The provision for credit losses on impaired loans was $1,894 million compared to $1,564 million. The provision for credit losses ratio on impaired loans was 41 basis points compared to 35 basis points. This was due primarily to higher formations in retail mortgages and unsecured portfolios, as well as commercial formations.

Non-interest expenses
Non-interest expenses were $6,405 million compared to $6,125 million, an increase of 5%. The increase was due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, as well as general inflationary increases. The productivity ratio was 47.7% compared to 47.0%.

Provision for income taxes
The effective tax rate was 27.5%, compared to 27.6%.

Outlook
Canadian Banking expects to generate strong earnings growth from good revenue growth and moderating loan losses from elevated levels in 2025. Revenue in Canadian Banking is expected to be driven by growth in loans and deposits, and a stable interest rate environment. Retail and Small Business Banking revenue growth is expected to accelerate through continued deposit mix improvements and loan growth. Commercial earnings growth will be driven by growth in loans and deposits, while maintaining the focus on profitability. Earnings growth in Tangerine is expected to remain modest, as we execute upfront strategic investments to drive more significant medium-term revenue lift. The segment will continue to maintain strong expense discipline while balancing investments in strategic initiatives to drive future growth, with a focus on generating positive operating leverage. Provision for credit losses is anticipated to recover from the elevated levels experienced in 2025. Earnings growth will be supported by the continued focus on client primacy across all segments.

C5 Total revenue by sub-segment
$ millions



C6 Average loans and acceptances
$ billions



C7 Average deposits
$ billions



International Banking


2025 Achievements

Earn primary client relationships

- Strengthened IB Retail by implementing a segmented operating model that improved client quality, deepened relationships, and enhanced client journeys through tailored digital capabilities, driving a 7% increase in primary clients compared to the prior year.
- Enhanced Commercial client relationships by introducing a new segmentation and coverage model, resulting in a 3% increase in Cash Management clients compared to the prior year.
- Deepened engagement in Global Banking and Markets by focusing on client payroll growth and enhancing CRM systems to better serve client needs, achieving a 5% increase in Cash Management clients compared to the prior year.

Grow and scale in priority markets

- Maintained our position across most markets, sustaining franchise value in deposits and loans.
- In Latin America League Tables, GBM is ranked 5th in Mergers and Acquisitions (M&A), 2nd in Equity Capital Market (ECM) and 6th in Debt Capital Market (DCM).
- Executed the sale of CrediScotia Financiera, a wholly owned consumer finance subsidiary in Peru, as part of our strategy to focus on core operations.
- Announced the Davivienda transaction, transferring our Colombia, Costa Rica, and Panama operations, and reinforcing our commitment with priority markets. Agreement includes referral arrangements in Wealth Management and GBM, leveraging our strong capabilities to enhance returns on capital deployed.

Make it easy to do business with us

- Executed on the structural transformation outlined at Investor Day 2023. Begun operating under a simplified, regionally aligned business model and structure focused on client segments.
- Increased client acquisition through virtual and digital channels to 23%, up 469 bps compared to the prior year, strengthening operational efficiency across the footprint.
- Continuous progress in building scalable solutions to better serve our clients' needs. Select highlights include:
  - Launched scalable digital-first client onboarding and deposit account opening in Retail, starting with Mexico.
  - Rolled-out Global Treasury Portal within ScotiaConnect 2.0 for business clients in Mexico through regionally scalable solution.
  - Released Wallets ecosystem, enabling Apple Pay, Google Pay, etc. for personal clients across International Banking.
  - Expanded behavioral biometrics authentication technology to protect the Bank and our clients.

Win as one team

- Renewed our talent pool by promoting internal talent and attracting top-industry leaders for targeted roles.
- Strengthened culture and management processes, resulting in strong employee engagement as per internal employee satisfaction surveys while executing on our business transformation.
- Recognized as a Great Place to Work® in Peru.
- Ranked as a Top Employer in Chile with Certified Excellence in Employee Conditions by Top Employer.

Select awards

- Recognized by Global Finance as Latin America's Best Bank for Sustainable Transparency, Sustainable Infrastructure & Project Finance, and Payments & Collections, and as Best Bank in Chile for Sustainable Finance (second year).
- Recognized by Euromoney as Latin America's Best Investment Bank for Financing and Sustainable Finance, and Best Bank for Trade Finance Products in Mexico and Latin America.
- Recognized for Private Banking Excellence by Euromoney as Best International Private Bank (Bahamas, Jamaica, Cayman Islands) and Best Private Bank for Digital Solutions in Peru.
- Named Best Private Bank of the Year in Mexico and Bank of the Year in Bahamas, Barbados, Jamaica, Trinidad & Tobago, and Turks & Caicos by The Banker.


Business Profile

International Banking is comprised of a strong and universal banking franchise that provides financial advice and solutions to over 8 million Retail, Commercial and GBM clients. Its geographic presence spans more than 12 countries, including Mexico, Chile, Peru, Brazil, Uruguay, and various markets in the Caribbean, with a relevant local presence in all core markets. The Bank's unique geographical footprint ensures robust connectivity within the North American corridor.

Strategy

International Banking aims to achieve sustainable earnings growth by strategically targeting priority segments and geographies. The focus is on deepening client relationships to enhance engagement and primacy, managing credit risk prudently, accelerating deposit growth, and prioritizing expansion in markets with scale opportunities. International Banking will continue to maintain a strong emphasis on expense management while executing our long-term vision of building a robust client franchise across priority segments and geographies, supported by a diverse and talented team. International Banking business has successfully undergone a structural transformation and is now well positioned to deliver sustainable earnings and profitability growth, while effectively navigating market challenges.

2026 Priorities

- **Deepen client relationships**: Strengthen relationships by launching tailored value propositions in IB Retail to drive acquisition, deepen engagement, and enhance retention. Roll out segmented and consistent IB Commercial offerings focused on cash management and cross-border solutions to deliver improved client experience.
- **Grow and scale in priority markets**: Focus on strategic segments and geographies while preserving franchise value across other businesses. Expand Global Transaction Banking by leveraging existing assets and capabilities to reinforce our balance sheet. Capture efficiencies through regionalization of support functions, elimination of stranded costs, and deployment of scalable technologies.
- **Make it easy to do business with us**: Leverage segmentation, digitization, and personalization to deliver regional solutions and boost productivity, competitiveness and improve client experience.
- **Win as one team**: Continue to strengthen culture and management processes, align incentives to drive accountability and execution, and deliver on sustainability commitments.

T24 International Banking financial performance – Reported

Taxable equivalent basis ($ millions)	2025		2024[1]	
Reported results				
Net interest income	$	**8,866**	$	8,867
Non-interest income[2]		**3,177**		2,999
Total revenue		**12,043**		11,866
Provision for credit losses		**2,309**		2,285
Non-interest expenses		**6,164**		6,170
Income tax expense		**781**		705
Net income	$	**2,789**	$	2,706
Net income attributable to non-controlling interests in subsidiaries		**158**		125
Net income attributable to equity holders of the Bank	$	**2,631**	$	2,581
Key ratios and other financial data				
Return on equity[3]		**14.6%**		13.5%
Productivity[4]		**51.2%**		52.0%
Net interest margin[3]		**4.50%**		4.41%
Effective tax rate[4]		**21.9%**		20.6%
Provision for credit losses – performing (Stages 1 and 2)	$	**129**	$	(52)
Provision for credit losses – impaired (Stage 3)	$	**2,180**	$	2,337
Provision for credit losses as a percentage of average net loans and acceptances[4]		**1.41%**		1.37%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances[4]		**1.34%**		1.40%
Net write-offs as a percentage of average net loans and acceptances[4]		**1.21%**		1.25 %
Selected Consolidated Statement of Financial Position data (average balances)				
Earning assets[3]	$	**212,977**	$	215,507
Total assets		**226,820**		231,456
Deposits		**130,252**		130,227
Total liabilities		**175,426**		178,579

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(2) Includes income (on a taxable equivalent basis) from associated corporations of $152 (2024 – $130). This income from associated corporations includes a tax normalization adjustment of $34 (2024 – $27).
(3) Refer to Non-GAAP Measures on page 20 for the description of the measure.
(4) Refer to Glossary on page 136 for the description of the measure.

T24A Adjusted International Banking financial performance[1]

($ millions)	2025		2024[2]	
Adjusted results				
Net interest income	$	**8,866**	$	8,867
Non-interest income		**3,177**		2,999
Total revenue		**12,043**		11,866
Provision for credit losses		**2,309**		2,285
Non-interest expenses[3]		**6,136**		6,138
Income before taxes		**3,598**		3,443
Income tax expense		**789**		714
Net income	$	**2,809**	$	2,729
Net income attributable to non-controlling interests (NCI)		**158**		125
Net income attributable to equity holders	$	**2,651**	$	2,604

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(3) Includes adjustment for amortization of acquisition-related intangible assets of $28 (2024 – $32).

Financial Performance

Net income

Net income attributable to equity holders was $2,631 million compared to $2,581 million, an increase of 2%. The increase was driven primarily by higher non-interest income, lower non-interest expenses and the positive impact of foreign currency translation. This was partly offset by higher income taxes, higher provision for credit losses. Adjusted net income attributable to equity holders was $2,651 million compared to $2,604 million, an increase of 2%.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 20). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T25 International Banking financial performance on reported and constant dollar basis

Taxable equivalent basis ($ millions)	2025	2024[1]
Net interest income	$ 8,866	$ 8,856
Non-interest income[2]	3,177	2,980
Total revenue	12,043	11,836
Provision for credit losses	2,309	2,293
Non-interest expenses	6,164	6,121
Income tax expense	781	704
Net income on constant dollar basis	$ 2,789	$ 2,718
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	158	128
Net income attributable to equity holders of the Bank on a constant dollar basis	$ 2,631	$ 2,590
Selected Consolidated Statement of Financial Position data (average balances)		
Total assets	$ 226,820	$ 231,900
Total liabilities	175,426	177,824

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Includes net income from investments in associated corporations of $152 (2024 – $132).

T25A International Banking financial performance on adjusted and constant dollar basis

Taxable equivalent basis ($ millions)	2025	2024[1]
Net interest income	$ 8,866	$ 8,856
Non-interest income	3,177	2,980
Total revenue	12,043	11,836
Provision for credit losses	2,309	2,293
Non-interest expenses[2]	6,136	6,089
Income tax expense	789	713
Net income on constant dollar basis	$ 2,809	$ 2,741
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	158	128
Net income attributable to equity holders of the Bank on a constant dollar basis	$ 2,651	$ 2,613

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Includes adjustment for amortization of acquisition-related intangible assets of $28 (2024 – $32).



C8 Total revenue by region
$ millions

- Central America
- Caribbean and Central America
- Latin America



C9 Average loans and acceptances
$ billions

- Residential mortgages
- Retail loans (except mortgages)
- Business loans/acceptances



C10 Average earning assets by region
$ billions

- Central America
- Caribbean and Central America
- Latin America



C11 Average deposits
$ billions

- Personal Deposits
- Non-Personal Deposits

Net income

Net income attributable to equity holders was $2,631 million compared to $2,590 million, an increase of 2%. Adjusted net income attributable to equity holders was $2,651 million compared to $2,613 million. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher income taxes, provision for credit losses and non-interest expenses.

Assets and liabilities

Average assets were $227 billion, a decrease of $5 billion or 2%. Total loans decreased by 3%, primarily in Mexico, Brazil and Peru. The decrease was driven by an 8% reduction in business loans, in line with the Bank's capital deployment strategy. This was partly offset by an increase of 3% in retail loans, mostly mortgages.

Average liabilities were $175 billion, a decrease of $3 billion or 1%. Total deposits were in line with previous year, and personal deposits increased by 1% mainly in Mexico, while non-personal deposits were in line with previous year. Term deposits decreased by 3%, and non-term deposits increased by 5% mainly in Peru and Chile.

Revenues

Revenues were $12,043 million compared to $11,836 million, an increase of 2%.

Net interest income was $8,866 million compared to $8,856 million, in line with the prior period. Net interest margin increased by nine basis points to 4.50%, driven by lower funding costs due to declines in central bank rates.

Non-interest income was $3,177 million compared to $2,980 million, an increase of 7%. This was driven mainly by higher capital markets revenues in Chile and Mexico, corporate loan fees in Colombia, and banking fees in Uruguay.

Provision for credit losses

The provision for credit loss was $2,309 million compared to $2,293 million, an increase of $16 million. The provision for credit losses ratio was 141 basis points compared to 137 basis points.

The provision for credit losses on performing loans was $129 million compared to a reversal of $52 million. The provision this period was driven by retail portfolio growth, credit quality migration in the commercial portfolio along with the continued unfavourable macroeconomic outlook.

The provision for credit losses on impaired loans was $2,180 million compared to $2,345 million. The provision for credit losses ratio on impaired loans was 134 basis points compared to 140 basis points. This was due primarily to a decrease in retail provisions driven by lower formations mainly in Colombia and Peru, due in part to the CrediScotia divestiture.

Non-interest expenses

Non-interest expenses were $6,164 million compared to $6,121 million, an increase of 1%, driven mainly by higher technology costs and salaries and employee benefits. This was offset by lower depreciation and amortization in Colombia. The business continues to realize the benefits from its efficiency initiatives, despite an inflationary environment.

Provision for income taxes

The effective tax rate was 21.9% compared to 20.6%. On an adjusted basis, the effective tax rate was 21.9% compared to 20.7%. The increase was due primarily to the impact of the GMT in the current year and lower inflationary adjustments in Mexico partially offset by higher tax exempt income.

Outlook

International Banking earnings, excluding divestitures, are expected to increase modestly. Good growth in pre-tax pre-provision earnings is expected to be offset by slightly elevated loan loss provisions and a higher tax rate. Revenues, excluding the impact of divestures, are expected to grow, supported by strong performance across retail, commercial, and GBM segments, with good loan and deposit growth. Expenses, excluding the impact of divestures, are projected to modestly increase below inflation rates, reflecting the benefits from productivity initiatives. The segment will continue to invest selectively to grow profitably across the markets while generating positive operating leverage.

Global Wealth Management

2025 Achievements

Earn primary client relationships

- Through our commitment to provide clients with Total Wealth advice, Scotia's Wealth Management businesses reached an all-time high in client satisfaction, as measured by Net Promotor Score.
- Continued to build strong momentum in broadening investment advice to retail clients, growing our retail mutual fund client base by 450 bps since last year.
- Launched multiple new investment solutions for clients in Canada and internationally, including additional ETF funds, and private asset mandates as part of our strategic relationship with Sun Life Capital Management.
- Scaled Total Wealth capabilities across our international footprint, including expanded capabilities in Mexico, Chile and the Caribbean.
- Entered a strategic referral arrangement with ICICI Bank Canada to provide their high-net-worth clients with access to Scotia Wealth Management advice and solutions in Canada.

Grow and scale in priority businesses

- Ranked as the 3rd largest wealth management business in Canada, based on total net income for publicly traded banks as of July 31, 2025.
- Continued strong momentum across our Wealth and Asset Management businesses, with AUA and AUM growing by 13% and 16%, respectively.
- Global Asset Management ranked #2 in Canadian retail mutual funds (excluding money market funds) by market share among bank-owned peers.
- International Wealth Management delivered double-digit earnings growth, supported by strong growth in Mexico, as we deliver Total Wealth advice and best-in-class investment solutions to our international clients.
- Successfully launched our Signature Banking offering in Canada tailored to a wider segment of high-net-worth clients with a service-focused banking solution.

Make it easy to do business with us

- Completed full deployment of a new financial planning tool across all advisory business lines in Canada to enhance Total Wealth advice and planning to our clients.
- Deployed our enhanced mobile app across Scotia Wealth Management businesses, providing clients access to new digital capabilities and opportunities to engage with advisors in a seamless manner.
- Launched the new elite credit card for Private Banking clients that provides a variety of travel rewards and lifestyle benefits.
- The Scotia Smart Investor platform continued to play an integral role in helping our Retail clients invest and plan for their future, with a 37% year-over-year lift in AUM and a 33% increase in the number of accounts activated through Smart Investor.
- Continued to enhance the client experience across our international footprint by implementing a new client portal in Chile to provide clients with leading digital capabilities.

Win as one team

- Continued focus on delivering the entire bank to clients and driving partnerships across businesses. Referrals across our Wealth, Retail and Commercial Banking businesses reached a new all-time high in fiscal 2025.
- Continued building out a modern data-driven organization that leverages Digital & AI capabilities across our operations and advisor teams to enhance workflows, decision-making, and productivity.
- Improvement in employee engagement scores year-over-year supported by various initiatives.

Select awards

- Recognized with seven Euromoney Private Banking Awards for 2025: Latin America's Best for Fund Selection, Jamaica's Best International Private Bank, Mexico's Best for Family Office Services, Peru's Best for Digital Solutions, The Bahamas' Best International Private Bank, The Cayman Islands' Best International Private Bank, and Canada's Best for Succession Planning.
- Scotia Wealth Management earned two Global Finance Best Private Bank Awards for 2026 (awarded in fiscal year 2025) - Best Private Bank in the Bahamas, Caribbean & Central America.
- Scotia Wealth Management was recognized with two PWM/The Banker 2024 Global Private Banking Awards (awarded in fiscal year 2025): Best Private Bank in North America for Wealthy Women, and Best Private Bank in North America for Education and Training of Private Bankers.
- Scotia Global Asset Management's investment teams were recognized with 21 awards at the 2024 FundGrade A+ Awards and with 10 individual 2024 LSEG Lipper awards across 7 categories (both awarded in fiscal year 2025).
- Scotia Investments Jamaica received the World Finance Pension Fund Award 2025.
- Scotia iTRADE ranked 2nd among the Big 5 banks in the 2025 MoneySense Best Online Brokers in Canada.

Business Profile

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank's footprint. Global Wealth Management serves over 2 million investment fund and advisory clients across 12 countries – administering over $750 billion in assets.

Global Wealth Management has built a robust client-centric business with comprehensive advice, products, and platforms to meet a broad range of client needs.

Global Wealth Management is comprised of the following businesses:

- **Wealth Management:** Online brokerage (Scotia iTRADE), Scotia Financial Planning (Scotiabank), Full-service brokerage (ScotiaMcLeod and MD Financial Management), Scotiatrust, Private Banking, Private Investment Counsel (Scotia Jarislowsky Fraser, and MD Financial Management).
- **Asset Management:** Retail mutual funds, Exchange Traded Funds, Liquid Alternatives, Institutional Funds/Strategies.

Scotiatrust, ScotiaMcLeod, Scotia iTRADE, Private Banking, Private Investment Counsel, 1832 Asset Management and Dynamic Funds are top performers in key industry metrics.

Strategy

Global Wealth Management continues to execute on its mission to provide clients with strong risk-adjusted investment results and financial planning to deliver wealth solutions that meet their complex needs. The focus continues to be delivering comprehensive advice and planning to best serve clients in the current economic environment and through all market conditions. To maintain our strong momentum towards that focus, Global Wealth Management is continuing to enhance our Total Wealth advice capabilities in Canadian and international markets as well as broaden our proprietary and third-party distribution capabilities.

In addition, Global Wealth Management is focused on building a unified data, analytics, and operations foundation to personalize client experiences and accelerate growth.

2026 Priorities

- **Earn primary client relationships:** Evolve Total Wealth model to do even more financial planning across our Canadian and international footprint, and broaden investment advice to Retail clients to win new clients and deepen relationships.
- **Grow and scale in priority businesses:** Maximize momentum in Canada across Wealth and Asset Management through our distribution channels and salesforce, while continuing to scale capabilities in international markets to accelerate growth.
- **Make it easier to do business with us:** Deliver innovative, streamlined digital client solutions and modernize our advisor tools and platforms to deliver a leading end-to-end client experience, while investing in our people to grow our integrated team.
- **Win as one team:** Deepen partnerships with Retail, Small Business and Commercial Banking to deliver the whole Bank to clients, and foster an inclusive culture that reflects our communities and our Scotia Bond.

T26 Global Wealth Management financial performance

Taxable equivalent basis ($ millions)	2025	2024[1]
Reported results		
Net interest income	$ 1,025	$ 786
Non-interest income	5,403	4,803
Total revenue	6,428	5,589
Provision for credit losses	14	27
Non-interest expenses	4,144	3,655
Income tax expense	590	479
Net income	$ 1,680	$ 1,428
Net income attributable to non-controlling interests in subsidiaries	10	10
Net income attributable to equity holders of the Bank	$ 1,670	$ 1,418
Key ratios and other financial data		
Return on equity[2]	16.0%	13.9%
Productivity[3]	64.5%	65.4%
Effective tax rate[3]	26.0%	25.1%
Selected Consolidated Statement of Financial Position data (average balances)		
Earning assets[2]	$ 28,706	$ 25,843
Total assets	38,273	35,468
Deposits	45,731	36,673
Total liabilities	48,041	40,967
Other ($ billions)		
Assets under administration[3]	$ 797	$ 704
Assets under management[3]	$ 432	$ 373

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.
(2) Refer to Non-GAAP Measures on page 20 for the description of the measure.
(3) Refer to Glossary on page 136 for the description of the measure.

T26A **Adjusted Global Wealth Management financial performance**[1]

($ millions)	2025	2024[2]
Adjusted results		
Net interest income	$ **1,025**	$ 786
Non-interest income	**5,403**	4,803
Total revenue	**6,428**	5,589
Provision for credit losses	**14**	27
Non-interest expenses[3]	**4,108**	3,619
Income before taxes	**2,306**	1,943
Income tax expense	**600**	489
Net income	$ **1,706**	$ 1,454
Net income attributable to non-controlling interests in subsidiaries (NCI)	**10**	10
Net income attributable to equity holders	$ **1,696**	$ 1,444

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.

(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(3) Includes adjustment for Amortization of acquisition-related intangible assets of $36 (2024 – $36).

Financial Performance

Net income
Net income attributable to equity holders was $1,670 million compared to $1,418 million, an increase of 18%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest expenses. Adjusted net income attributable to equity holders was $1,696 million compared to $1,444 million, an increase of 17%.

Assets under management (AUM) and assets under administration (AUA)
Assets under management were $432 billion compared to $373 billion, an increase of 16%, and assets under administration were $797 billion compared to $704 billion, an increase of 13%, driven by market appreciation and higher net sales.

Revenues
Revenues were $6,428 million compared to $5,589 million, an increase of 15%.

Net interest income was $1,025 million compared to $786 million, an increase of 31%, driven by strong loan and deposit growth, and improved margins.

Non-interest income was $5,403 million compared to $4,803 million, an increase of 12%. The increase was due primarily to higher mutual fund, brokerage and investment management fees, driven by assets under management and assets under administration growth.

Canada
Revenues were $5,572 million compared to $4,829 million, an increase of 15%. The increase was due primarily to higher mutual fund, brokerage, and investment management fees, driven by assets under management and assets under administration growth, and higher net interest income driven by loan and deposit growth, and improved margins.

International
Revenues of $856 million compared to $760 million, an increase of 13%. The growth was due primarily to higher mutual fund fees, investment management fees and brokerage revenues, driven by assets under management and assets under administration growth in Mexico, Peru, and Chile, and net interest income, driven by loan and deposit growth, and improved margins.

Provision for credit losses
The provision for credit losses was $14 million compared to $27 million, a decrease of $13 million. The provision for credit losses ratio was five basis points compared to 11 basis points.

Provision for credit losses on performing loans was $9 million, compared to $3 million.

Provision for credit losses on impaired loans was $5 million, compared to $24 million. The provision for credit losses ratio on impaired loans was two basis points compared to nine basis points. The higher provisions last year were driven by higher formations, mainly related to two impaired loan accounts in Canada.

Non-interest expenses
Non-interest expenses were $4,144 million compared to $3,655 million, an increase of 13%, due primarily to higher volume-related expenses, technology costs, and sales force expansion to support business growth.

Provision for income taxes
The effective tax rate was 26.0%, compared to 25.1%, due to the implementation of the GMT in certain jurisdictions.

Outlook
Global Wealth Management expects to generate strong earnings growth in 2026. Revenue growth is expected to be driven by strong business volumes, retail mutual fund volume growth through active management and multi-brand distribution in Canada; market appreciation; solid growth across our advisory business and Private Banking; and continued expansion across our key international markets. The segment will continue to invest in the business through ongoing enhancements to digital client and advisor capabilities.



C12 Total revenue by sub-segment
$ millions

- International
- Canada



C13 Wealth management assets under administration (AUA)
$ billions, as at October 31

- International
- Canada



C14 Wealth management assets under management (AUM)
$ billions, as at October 31

- International
- Canada

Global Banking and Markets

2025 Achievements

Earn primary client relationships

- Launched first Mortgage Capital Markets funding transactions on a newly created platform in the U.S.
- Sustained a strong M&A pipeline despite slowdown in announced deals due to market uncertainty and delivered record M&A revenue in the year.
- Brought in strong senior leaders to bolster our talent and drive profitable growth in alignment with our strategy.

Grow and scale in priority markets

- In 2025, GBM has improved its League table ranking positions across Canada and the U.S.
- In Canadian League Tables, GBM ranked 4th in M&A and 3rd in Debt Capital Market (DCM).
- In the U.S., GBM is ranked 18th in DCM.

Make it easy to do business with us

- Enhanced client onboarding process via introduction of a workflow tool providing process transparency to Front office, reducing overall onboarding time and minimizing onboarding forms.
- Migrated most of the GBM data platform to cloud and executed conversion of 4,500 legacy trades in preparation for Mexico's interest rate benchmark reform.

Win as one team

- Executed a significant Synthetic Risk Transfer transaction to support the Bank's capital strategy.
- Facilitated Cedar Leaf Capital entry into First Nations Finance Authority's dealer syndicate.

Select awards and deal highlights

Awards

- Recognized by Environmental Finance 2025 Sustainable Debt Awards: Sustainability Bond of the Year – Financial Institutions.
- Recognized by Global Finance Gordon Platt Foreign Exchange Award for 2025: Best Foreign Exchange (FX) Bank in Canada for the second year in a row.
- Recognized by the SCI Risk Sharing Awards 2025 as the North American Arranger of the Year for leadership in structured credit and risk-sharing transactions.

Deal highlights

- Joint Bookrunner on several notable mandates this year, including:
  - Served as Active Bookrunner for Thermo Fisher Scientific's USD $2.5 billion senior note offering, Scotiabank's first mandate in the U.S. Healthcare sector.
  - Acted as Joint Bookrunner in Severn Trent Utilities Finance Plc's EUR €850 million sustainable bond issuance, Severn Trent's largest-ever EUR benchmark deal.
  - Acted as Ratings Advisor and Joint Bookrunner on Northwest Healthcare Properties REIT's inaugural CAD $500 million bond offering, securing 80% of the final order book.
  - Supported CAD $15 billion business combination between Whitecap Resources and Veren, acting as Joint Bookrunner on a CAD $1 billion credit facility.
  - Strengthened market position with key ABS transactions, including Centersquare's $885 million inaugural ABS, GM Financial's $1.25 billion deal, and Porsche Financial Services' $966 million issuance.
- Financial Advisor on several marquee transactions this year, including:
  - Played a key role in one of the largest power sector transactions in recent years, acting as financial advisor to NRG Energy on its US $12 billion acquisition of LS Power's ~13 GW power generation portfolio and virtual power plant platform.
  - Acted as exclusive financial advisor to Carcetti Capital Corp. on its acquisition of the Hemlo Gold Mine from Barrick Mining Corp. for up to US$1.09 billion, while also providing financing as sole underwriter of a US$225 million credit facility and sole bookrunner for a CAD $575 million bought deal private placement of subscription receipts—one of the Bank's largest-ever sole bookrunner roles.
  - Acted as financial advisor on the CAD $15 billion business combination between Whitecap Resources and Veren, supporting strategic execution and financing.
  - Played a key role in Gold Fields Limited's CAD $1.93 billion acquisition of Osisko Mining Inc., acting as Agent and Mandated Lead Arranger on a US$750 million bridge financing, Joint Bookrunner on the subsequent USD bond issuance, and Sole FX Provider.

Business Profile

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Strategy

Global Banking and Markets' ambition is to deliver sustainable and profitable growth for shareholders, driven by disciplined capital allocation across our footprint. To achieve this vision, GBM is focused on increasing relevance with clients with leading financial advice and solutions and on expanding the Bank's full-service corporate offering and prioritizing client relationships where we can provide incremental value beyond lending. We are leveraging regional and institutional capabilities to deliver for our clients with focused growth in businesses and markets supported by our strategic framework.

2026 Priorities

- **Earn primary client relationships:** Advance primary client relationships by expanding and deepening repeatable fee-based offerings together with refining our approach to capital and liquidity pricing to deliver enhanced value for clients and shareholders.
- **Grow and scale in priority markets:** Accelerate growth in priority markets by deepening our North American footprint – in the U.S., execute significant upgrades in cash management and invest in infrastructure to enable scalable expansion and regulatory alignment.
- **Make it easy to do business with us:** Streamline delivery with a client-first global coverage model to lead our clients' advisory needs and win event-based mandates (e.g. M&A, Leveraged Finance), driving alpha with high margins.
- **Win as one team:** Advance a unified go-to-market strategy by aligning client coverage across GBM and the broader enterprise and strengthening our senior banker bench in Canada and the U.S. to improve client connectivity, expand partnership opportunities and deliver the whole bank to our clients.

T27 Global Banking and Markets financial performance

Taxable equivalent basis ($ millions)	2025	2024[1]
Reported results		
Net interest income	$ 1,400	$ 1,102
Non-interest income[2]	4,766	3,959
Total revenue	6,166	5,061
Provision for credit losses	97	47
Non-interest expenses	3,563	3,122
Income tax expense[2]	585	414
Net income	$ 1,921	$ 1,478
Net income attributable to non-controlling interests in subsidiaries	(1)	–
Net income attributable to equity holders of the Bank	$ 1,922	$ 1,478
Key ratios and other financial data		
Return on equity[3]	12.8%	9.6%
Productivity[4]	57.8%	61.7%
Net Interest Margin[3]	1.77%	1.55%
Effective tax rate[4]	23.3%	21.9%
Provision for credit losses – performing (Stages 1 and 2)	$ 43	$ 42
Provision for credit losses – impaired (Stage 3)	$ 54	$ 5
Provision for credit losses as a percentage of average net loans and acceptances[4]	0.08%	0.04%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances[4]	0.05%	–%
Net write-offs as a percentage of average net loans and acceptances[4]	0.06%	–%
Selected Consolidated Statement of Financial Position data (average balances)		
Trading assets	$ 139,466	$ 132,210
Loans and acceptances	96,669	111,670
Earning assets[3]	462,669	454,808
Total assets	509,263	494,595
Deposits	176,365	172,023
Total liabilities	520,167	475,212

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Includes the gross-up of tax-exempt income earned on certain securities reported in non-interest income for the year ended October 31, 2025 – nil (October 31, 2024 – $52).

(3) Refer to Non-GAAP Measures on page 20 for the description of the measure.

(4) Refer to Glossary on page 136 for the description of the measure.

Financial Performance

Net income
Global Banking and Markets reported net income attributable to equity holders of $1,922 million, compared to $1,478 million, an increase of 30%. The increase was driven primarily by higher non-interest income, higher net interest income, and the positive impact of foreign currency translation. This was partly offset by higher non-interest expenses, higher provision for credit losses, and higher income taxes.

Average assets and liabilities
Average assets were $509 billion compared to $495 billion, an increase of 3%. The increase was due mainly to higher securities purchased under resale agreements, higher trading securities and the impact of foreign currency translation, partly offset by lower corporate loans and acceptances of $15 billion or 13%.

Average liabilities were $520 billion compared to $475 billion, an increase of 9%. The increase was due mainly to higher securities sold under repurchase agreements, higher deposit volumes of $4 billion or 3%, and the impact of foreign currency translation.

Revenues
Revenues were $6,166 million compared to $5,061 million, an increase of 22%. The increase was due primarily to higher non-interest income, higher net interest income and the positive impact of foreign currency translation.

Net interest income was $1,400 million compared to $1,102 million, an increase of 27%. The increase was due primarily to higher net interest income from corporate lending margins, higher deposit volumes, and capital market activities.

Non-interest income was $4,766 million compared to $3,959 million, an increase of 20%. The increase was due primarily to higher fixed income and equities trading-related revenues, higher fee and commission revenues and higher underwriting and advisory fees.

Provision for credit losses
The provision for credit losses was $97 million compared to $47 million, an increase of $50 million. The provision for credit losses ratio was eight basis points compared to four basis points.

The provision for credit losses on performing loans was $43 million compared to $42 million. The provision this period was driven primarily by credit quality migration in the U.S. and Canada.

The provision for credit losses on impaired loans was $54 million compared to $5 million, due primarily to one account. The provision for credit losses ratio on impaired loans was five basis points.

Non-interest expenses
Non-interest expenses were $3,563 million compared to $3,122 million, an increase of 14%. The increase was due primarily to higher personnel costs, including performance-based compensation, higher technology costs to support business growth and the negative impact of foreign currency translation.

Provision for income taxes
The effective tax rate was 23.3% compared to 21.9% the prior year, due mainly to the change in earnings mix across jurisdictions.

Outlook
Global Banking and Markets earnings are expected to grow modestly in 2026, after a very strong performance in 2025, focused on North American markets and sustainable client engagement. The revenue momentum is expected to continue, benefiting from the investments in talent and technology and constructive markets. The business is committed to advancing its position in priority markets and deepening client relationships to capture greater share of wallet and fee income. Fixed Income, Currencies, and Commodities (FICC) is expected to lead capital markets revenue growth and business banking is expected to expand at a measured pace maintaining our focus on client profitability. Expense growth is expected to outpace revenue growth driven by necessary investments in talent and technology in priority segments and markets, to position the business for continued future growth.



C15 **Total Revenue (2025)**

47% 53%

■ Capital Markets – 53%
■ Business Banking – 47%



C16 **Business banking revenue**
$ millions

2,753   2,909

24   25



C17 **Capital markets revenue by business line**
$ millions

849   1,229
1,459   2,028

24   25

■ Global Equities
■ Fixed Income, Currency & Commodities



C18 **Composition of average assets**
$ billions

62   68
189   205
132   139
112   97

24   25

■ Other
■ Securities purchased under resale agreement
▨ Trading assets
■ Corporate loans and acceptances



C19 **US Net Income**

865   966

24   25

Other

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank's wholesale funding.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Financial Performance

T28 Other financial performance

($ millions)	2025	2024[1]
Reported results		
Net interest income[2]	$ (253)	$ (1,688)
Non-interest income[2][3][4]	(68)	(191)
Total revenue[2]	(321)	(1,879)
Provision for credit losses	1	1
Non-interest expenses[4]	2,242	623
Income tax expense[2]	(507)	(1,006)
Net income (loss)	$ (2,057)	$ (1,497)
Net income (loss) attributable to non-controlling interests in subsidiaries	(198)	(1)
Net income (loss) attributable to equity holders	$ (1,859)	$ (1,496)

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Includes net residual funds transfer pricing, and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income, and provision for income taxes in the business segments, which are reported on a taxable equivalent basis.

(3) Includes net income from investments in associated corporations of $436 (2024 – $77).

(4) Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

T28A Adjusted Other financial performance[1]

($ millions)	2025	2024[2]
Adjusted results		
Net interest income	$ (253)	$ (1,688)
Non-interest income[3]	(78)	(48)
Total revenue	(331)	(1,736)
Provision for credit losses	1	1
Non-interest expenses[4]	373	(39)
Income before taxes	(705)	(1,698)
Income tax expense	(351)	(884)
Net income (loss)	$ (354)	$ (814)
Net income (loss) attributable to non-controlling interests (NCI)	(7)	1
Net income (loss) attributable to equity holders	$ (347)	$ (815)

(1) Refer to Non-GAAP Measures on page 20 for the description of the adjustments.

(2) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(3) Includes adjustment for divestitures and wind-down of operations of $(36) (2024 – $143) and amortization of intangible assets of $26 (2024 – nil).

(4) Includes adjustment for legal provision of $74 (2024 – $176), restructuring charge and severance provisions of $373 (2024 – $53) and divestitures and wind-down of operations of $1,422 (2024 – $(7)). Includes adjustment for impairment of non-financial assets of $440 for the year ended October 31, 2024.

Net income
The Other segment reported a net loss attributable to equity holders of $1,859 million compared to a net loss of $1,496 million, including adjusting items of $1,512 million in the current period, compared to adjusting items of $681 million in the prior year (refer to Non-GAAP measures on page 20). Adjusted net income attributable to equity holders was a loss of $347 million compared to a net loss of $815 million in the prior year. The lower loss of $468 million was due to higher revenues resulting primarily from lower funding costs, partly offset by higher non-interest expenses.

Revenues
Revenues were negative $321 million compared to negative $1,879 million in the prior year. Adjusted revenues were negative $331 million compared to negative $1,736 million in the prior year. The improvement of $1,405 million is due primarily to lower funding costs as a result of central bank rate decreases in the current and prior year, and higher income from associated corporations primarily related to the KeyCorp investment.

Non-interest expenses
Non-interest expenses were $2,242 million, compared to $623 million. Included in non-interest expenses is an impairment loss of $1,422 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, restructuring charge and severance provisions of $373 million and legal provisions of $74 million. Adjusted non-interest expenses were $373 million compared to a recovery of $39 million in the prior year. The increase of $412 million is due mainly to higher project costs and higher pension-related expenses.

Outlook
The loss in the Other segment is expected to improve in fiscal 2026. The improved results are expected to be driven primarily by lower funding costs as a result of liabilities repricing at lower interest rates, as well as the repricing of fixed rate assets at higher interest rates.

GROUP FINANCIAL CONDITION

T29 Condensed statement of financial position

As at October 31 ($ billions)	2025	2024	Change	Volume Change	FX Change
Assets					
Cash, deposits with financial institutions and precious metals	$ 71.1	$ 66.4	7.1%	5.4%	1.7%
Trading assets	152.2	129.7	17.4	15.8	1.6
Securities purchased under resale agreements and securities borrowed	203.0	200.6	1.2	–	1.2
Derivative financial instruments	46.5	44.4	4.9	(1.0)	5.9
Investment securities	150.0	152.8	(1.9)	(3.1)	1.2
Loans	771.0	760.8	1.3	0.2	1.1
Other	66.2	57.3	15.4	14.0	1.4
Total assets	**$1,460.0**	$1,412.0	3.4%	2.0%	1.4%
Liabilities					
Deposits	$ 966.3	$ 943.8	2.4%	1.1%	1.3%
Derivative financial instruments	56.0	51.3	9.3	8.8	0.5
Obligations related to securities sold under repurchase agreements and securities lent	189.1	190.5	(0.7)	(2.1)	1.4
Other	152.3	134.5	13.2	10.5	2.7
Subordinated debentures	7.7	7.8	(1.8)	(2.1)	0.3
Total liabilities	**$1,371.4**	$1,327.9	3.3%	1.9%	1.4%
Equity					
Common equity[1]	$ 76.9	$ 73.6	4.6%	3.6%	1.0%
Preferred shares and other equity instruments	10.0	8.8	13.2	13.2	–
Non-controlling interests in subsidiaries	1.7	1.7	0.8	0.2	0.6
Total equity	$ 88.6	$ 84.1	5.4%	4.5%	0.9%
Total liabilities and equity	**$1,460.0**	$1,412.0	3.4%	2.0%	1.4%

(1) Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.



C20 Loan portfolio loans & acceptances, $ billions, as at October 31

- 24: 293, 17, 106, 351
- 25: 280, 18, 111, 370

  ■ Business & Government
  ■ Credit cards
  ▨ Personal Loans
  ■ Residential Mortgages

C21 Deposits $ billions, as at October 31

- 24: 45, 600, 299
- 25: 37, 627, 302

  ■ Financial institutions
  ▨ Business & Government
  ■ Personal

Statement of Financial Position

Assets

The Bank's total assets were $1,460 billion as at October 31, 2025, an increase of $48 billion from October 31, 2024. Cash, deposits with financial institutions and precious metals increased $5 billion due mainly to higher amounts at central banks and increases in gold position and price. Trading assets increased $22 billion due mainly to higher trading securities held as a hedge on derivatives. Securities purchased under resale agreements and securities borrowed increased $2 billion due mainly to higher client activity. Derivative instrument assets increased $2 billion due mainly to changes in valuations. Investment securities decreased $3 billion due mainly to lower holdings of common equities in the treasury portfolio. Loans increased $10 billion. Residential mortgages were up $19 billion due mainly to growth in Canada and personal loans increased $4 billion mainly in Latin America, which were partly offset by lower business and government loans, mainly in Asia and Canada. Other assets increased $9 billion due mainly to the Bank's investment in KeyCorp and higher collateral requirements relating to capital markets businesses.

Liabilities

Total liabilities were $1,371 billion as at October 31, 2025, an increase of $44 billion from October 31, 2024. Total deposits increased $22 billion. Personal deposits of $302 billion increased $3 billion mainly in Latin America and business and government deposits were higher by $28 billion, mainly in U.S., Europe, Canada and Latin America, which were partly offset by lower deposits by financial institutions, mainly in Asia. Derivative instrument liabilities increased by $5 billion due mainly to changes in valuations. Other liabilities increased $18 billion due mainly to new issuances of financial instruments designated at fair value through profit or loss and higher obligations related to securities sold short.

Equity

Total equity was $89 billion, an increase of $5 billion from October 31, 2024. Equity was higher due to current year earnings of $7,758 million less dividends paid of $5,875 million, other comprehensive income of $2,397 million, and net preferred shares and other equity instruments issuances of $1,160 million less share buybacks of $913 million. Other comprehensive income mainly consisted of gains on derivative instruments designated as cash flow hedges of $1,057 million, foreign currency translation of $708 million, and net change in fair value of debt securities measured through other comprehensive income of $533 million.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to financial safety for the Bank's customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank's capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank's annual capital and strategic plans. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank's Finance, Group Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank's capital plan.

Risk appetite

The risk appetite framework that establishes enterprise-wide risk tolerances in addition to capital limits is detailed in the Risk Management section "Risk Appetite". The framework encompasses medium-term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These limits drive behaviour to ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank's shareholders with acceptable returns.

Regulatory capital

Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1 (CET1), Tier 1 and Total capital, which are determined by dividing those capital components by risk-weighted assets (RWA). Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance.

C22 Minimum Regulatory Capital Requirements (as at October 31, 2025)



The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the international implementation of Basel III. OSFI requires Canadian deposit-taking institutions to meet minimum requirements related to risk-weighted assets of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total capital ratios, respectively, which includes the capital conservation buffer of 2.5%. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for Global Systemically Important Banks. OSFI's minimum Pillar 1 capital ratio requirements are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In June 2018, OSFI implemented the Domestic Stability Buffer, to be held by Domestic Systemically Important Banks (D-SIBs) as an additional Pillar 2 buffer. Breaches of this buffer will not result in banks being subject to automatic constraints on capital distributions. Instead, OSFI will require a remediation plan to address any shortfall to their minimum. Supervisory interventions pursuant to OSFI's Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI. OSFI undertakes a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer are made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates. In addition, OSFI may subsequently vary the minimum requirements for individual D-SIBs or groups of D-SIBs, as a supervisory measure.

Effective November 1, 2023, the Domestic Stability Buffer (DSB) was increased to 3.5% of total risk-weighted assets. This DSB requirement of 3.5% was maintained by OSFI in their most recent June 2025 announcement. OSFI's minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a BCBS countercyclical buffer requirement of approximately eight basis points.

Leverage ratio

In addition to risk-based capital ratio requirements, Basel III introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. OSFI's Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements outline the application and disclosure of the Basel III Leverage ratio in Canada. Institutions are expected to maintain an operating buffer above the 3.5% minimum, which includes the D-SIB surcharge of 0.5%.

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada's D-SIBs as part of the Federal Government's bail-in regime. The standard is intended to address the sufficiency of a systemically important bank's loss absorbing capacity to support its recapitalization in the event of its failure. D-SIBs are required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation (CDIC) Act and meet all of the eligibility criteria under the guidelines. The Bank's minimum TLAC ratio requirements consist of 25.0% of RWA (including OSFI's 3.5% DSB) and 7.25% of leverage ratio exposures. As noted above, OSFI may subsequently vary the minimum TLAC requirements for D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act (Canada). As at October 31, 2025, the Bank exceeds the OSFI minimum TLAC and TLAC leverage ratios.

OSFI's Parental Stand-Alone Total Loss Absorbing Capacity (Solo TLAC) framework

In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI's TLAC Guideline and the risk-based capital ratios described within OSFI's Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio is the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent's ability to act as a source of strength for its subsidiaries and/or other affiliates. D-SIBs are required to maintain a minimum Solo TLAC ratio of 21.5% on a continuous basis. Public disclosure of a D-SIBs' Solo TLAC ratio is not presently a requirement. OSFI plans to consult on its data assurance and its future public disclosure expectations in due course. The Bank remains compliant with OSFI's Solo TLAC requirements.

Revised Basel III reforms

Effective the second quarter of fiscal 2023, the Bank adopted the Revised Basel III reforms in accordance with OSFI's revised Capital Adequacy Requirements Guideline, Leverage Ratio Requirements Guideline, and Pillar 3 Disclosures Guideline for domestic systematically important banks (D-SIBs). OSFI's requirements are substantially aligned with the BCBS' Revised Basel III reforms with some differences, primarily in residential real estate and qualifying revolving retail exposures.

The final Basel III reforms implemented in the second quarter of 2023 primarily impact the calculation of RWA and include:

- a revised standardized approach for credit risk, with increased granularity of prescribed risk weights for credit cards, mortgages and business loans;
- revisions to the internal ratings-based approach for credit risk with new requirements for internally developed model parameters under the Advanced Internal Ratings-Based Approach (AIRB), including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings-Based (FIRB) approach;
- a revised standardized approach for operational risk, which builds on the existing standardized approach including the recognition of an institution's operational risk loss experience;
- revisions to the measurement of the Leverage ratio and a Leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of a D-SIB's 1.0% risk-weighted surcharge capital buffer; and
- an aggregate output floor, which will ensure that banks' RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework's standardized approaches. There is an international phase-in period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks in the second quarter of 2023.

Additionally, the revised market risk framework and credit valuation adjustment (CVA) framework were implemented in the first quarter of 2024. The main changes include:

- revised standardized and modelled approaches for market risk capital requirements; and
- a new standardized approach for CVA (SA-CVA) similar to the standardized approach for market risk.

Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. While a number of BCBS members have finalized their revised Basel III reforms guidelines, delays continue to persist in several key jurisdictions.

The Bank continues to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory capital developments

OSFI defers further increases to the Basel III standardized capital output floor

In February 2025, OSFI announced its deferral of increases to the Basel III standardized capital output floor until further notice. OSFI has noted that there remains uncertainty about when other jurisdictions will fully implement Basel III and it will not extend its implementation lead.

As noted above, Canada concluded its implementation of the revised Basel III 2017 reforms in early 2024 and established an accelerated phase-in of the Basel III standardized capital output floor, calibrated at 65% in 2023, increasing in the first quarter by 2.5% per year through to 72.5% in 2026. OSFI's announcement of a deferral maintains the capital floor calibration at the 2024 level of 67.5% indefinitely, delaying further increases to 70% and 72.5%, until further notice. Moreover, OSFI has committed to notifying affected banks at least two years prior to resuming an increase to the Basel III standardized capital output floor.

OSFI guideline for the capital and liquidity treatment of crypto-asset exposures

In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for crypto-asset exposures, as updated in November 2024, and it replaces OSFI's interim advisory on the regulatory treatment of crypto-asset exposures.

Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. In addition, OSFI published final amendments to its Pillar 3 Disclosure Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank's strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank's comprehensive ICAAP, sources and uses of capital are measured and monitored on an ongoing basis through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank's assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank's forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank's capital.

The Bank sets internal regulatory capital targets to ensure the Bank's available capital is sufficient within the context of its risk appetite.

The Bank's internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank's risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank's risk management framework. In managing the Bank's capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank's shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

Capital deployment

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

Regulatory capital and total loss absorbing capacity ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2025 was 13.2%, an increase of approximately 10 basis points from the prior year. The ratio benefited from strong internal capital generation, revaluation gains on FVOCI securities, partly offset by the completion of the Bank's investment in KeyCorp, the impairment loss related to the announced sale of banking operations in Colombia, Costa Rica and Panama to Davivienda, the impact of Q4 adjustment items, and share repurchases under the Bank's Normal Course Issuer Bid.

The Bank's Tier 1 capital ratio was 15.3% as at October 31, 2025, an increase of approximately 30 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio and issuances of U.S. $1 billion of Limited Recourse Capital Notes in each of the first and fourth quarters of 2025 partly offset by a redemption of U.S. $1.25 billion of subordinated Additional Tier 1 Capital Notes in the third quarter.

The Bank's Total capital ratio was 17.1% as at October 31, 2025, an increase of approximately 40 basis points from 2024, due primarily to the above noted redemptions, issuances and impacts to the Tier 1 capital ratio.

The TLAC ratio was 29.1% as at October 31, 2025, a decrease of approximately 60 basis points from the prior year, primarily from higher RWA.

The Leverage ratio was 4.5% as at October 31, 2025, an increase of approximately 10 basis points from the prior year, with growth in Tier 1 capital due to the above noted Additional Tier 1 Capital issuances, partly offset by increases in leverage exposure amounts.

The TLAC Leverage ratio was 8.5%, a decrease of approximately 30 basis points from 2024, primarily due to increased leverage exposures partly offset by higher available TLAC.

The Bank's capital, leverage and TLAC ratios continue to be in excess of OSFI's minimum capital ratio requirements for 2025. In 2026, the Bank will continue to maintain strong capital ratios, continuing to optimize capital deployment in line with its strategic plans.

C23 Continuity of Common Equity Tier 1 ratio[1]



(1)   This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

T30 Regulatory capital[1] and total loss absorbing capacity (TLAC)[2] ratios

As at October 31 ($ millions)	2025	2024
Common Equity Tier 1 capital		
Total Common Equity[3]	$ 76,927	$ 73,590
Qualifying non-controlling interest in common equity of subsidiaries	718	683
Goodwill and intangibles, net of deferred tax liabilities[4]	(15,825)	(15,044)
Threshold related deductions	–	–
Net deferred tax assets (excluding those arising from temporary differences)	(356)	(451)
Other Common Equity Tier 1 capital deductions[5]	1,288	1,853
Common Equity Tier 1	**62,752**	60,631
Additional Tier 1 capital		
Preferred shares	–	–
Subordinated additional Tier 1 capital notes (NVCC)	1,560	3,249
Limited recourse capital notes (NVCC)	8,379	5,530
Capital instrument liabilities – trust securities[6]	–	–
Other Tier 1 capital adjustments[7]	99	89
Net Tier 1 capital	**72,790**	69,499
Tier 2 capital		
Subordinated debentures, net of amortization	5,938	6,190
Allowance for credit losses eligible for inclusion in Tier 2 and excess allowance (re: IRB approach)	2,041	1,942
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	139	77
Tier 2 capital	**8,118**	8,209
Total regulatory capital	**80,908**	77,708
Non-regulatory capital elements of TLAC		
External TLAC instruments	57,312	59,092
TLAC deductions and other adjustments	(171)	952
TLAC available after deductions	**138,049**	137,752
Risk-weighted assets ($ billions)[1]		
Credit risk	406.3	398.2
Market risk	12.8	14.7
Operational risk	55.4	51.1
Risk-weighted assets	$ 474.5	$ 464.0
Regulatory Capital [1] and TLAC [2] ratios		
Common Equity Tier 1	13.2%	13.1%
Tier 1	15.3%	15.0%
Total	17.1%	16.7%
Total loss absorbing capacity	**29.1%**	29.7%
Leverage[8]		
Leverage exposures	$ 1,622,415	$ 1,563,140
Leverage ratio	4.5%	4.4%
Total loss absorbing capacity leverage ratio[2]	8.5%	8.8%

(1) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2) This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

(3) Includes Other Reserves adjusted for regulatory capital purposes.

(4) Reported amounts are based on OSFI's requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.

(5) Other CET1 capital deductions under Basel III include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.

(6) Non-qualifying capital instruments.

(7) Other Tier 1 capital adjustments under Basel III rules include eligible non-controlling interests in subsidiaries.

(8) The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

T31 Changes in regulatory capital

For the fiscal years ($ millions)	2025	2024
Total capital, beginning of year	**$ 77,708**	$ 75,651
Changes in Common Equity Tier 1		
Net income attributable to common equity holders of the Bank	**7,283**	7,286
Dividends paid to equity holders of the Bank	**(5,369)**	(5,198)
Shares issued	**210**	1,945
Shares repurchased/redeemed	**(913)**	–
Gains/losses due to changes in own credit risk on fair valued liabilities	**525**	723
Movements in accumulated other comprehensive income, excluding cash flow hedges	**1,264**	(1,577)
Change in non-controlling interest in common equity of subsidiaries	**35**	(80)
Change in goodwill and other intangible assets (net of related tax liability)[1]	**(780)**	694
Other changes including regulatory adjustments below:	**(134)**	(202)
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	**95**	(220)
– IFRS 17 impact	**–**	(86)
– Other capital deductions	**(34)**	85
– Other	**(195)**	19
Changes in Common Equity Tier 1	**$ 2,121**	$ 3,591
Changes in Additional Tier 1 Capital		
Issued	**2,848**	1,004
Redeemed	**(1,688)**	(300)
Other changes including regulatory adjustments	**10**	(20)
Changes in Additional Tier 1 Capital	**$ 1,170**	$ 684
Changes in Tier 2 Capital		
Issued	**–**	1,000
Redeemed	**–**	(3,250)
Allowance for credit losses eligible for inclusion in Tier 2 and Excess Allowance under IRB[2]	**99**	11
Other changes including regulatory adjustments	**(190)**	21
Changes in Tier 2 Capital	**$ (91)**	$ (2,218)
Total capital generated (used)	**$ 3,200**	$ 2,057
Total capital, end of year	**$ 80,908**	$ 77,708

(1) Reported amounts are based on OSFI's requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(2) Eligible allowances for 2025 and 2024.

Regulatory capital components

The Bank's regulatory capital is divided into three components – CET1, Additional Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders' equity, regulatory derived non-controlling interest capital, and prescribed regulatory adjustments or deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension assets and the shortfall (if any) of the allowance for credit losses to regulatory parameter-based expected losses.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, and qualifying other equity instruments (as described in Note 23 of the consolidated financial statements). Tier 2 capital consists mainly of qualifying subordinated debentures and eligible allowances for credit losses.

The Bank's CET1 capital was $62.8 billion as at October 31, 2025, an increase of approximately $2.1 billion from the prior year due primarily to:

- $1.9 billion growth from internal capital generation, net of dividends paid;
- $0.2 billion from share issuances, mainly related to stock options;
- $1.3 billion from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges, primarily from the impact of foreign currency translation and changes in the fair values of investment securities; and
- $0.5 billion from changes in the regulatory deductions from own credit risk on fair value liabilities.

Partly offset by:

- $0.9 billion from common share buybacks under the Bank's Normal Course Issuer Bid; and
- $0.9 billion from higher regulatory deductions and other regulatory adjustments.

The Bank's Tier 1 capital increased by $3.3 billion to $72.8 billion, primarily due to the above noted impacts to CET1 capital and U.S. $2.0 billion (C$2.8 billion) issuances of Limited Recourse Capital Notes partly offset by a redemption of U.S. $1.25 billion (C$1.7 billion) of AT1 Notes.

Total capital increased by $3.2 billion during the year to $80.9 billion, mainly due to the above noted impacts to CET1 and Tier 1 capital.



C24 CET1 capital
% , as at October 31

13.1   13.2
24   25



C25 Dividend growth
dollars per share

5
4
3
2
1

15 17 19 21 23 25



C26 Internally generated capital
$ billions, for years ended October 31

2.1   1.9
24   25

Dividends

The annual dividend in 2025 was $4.32, an increase of $0.08 from 2024. The Board of Directors approved a quarterly dividend of $1.10 per common share, at its meeting on December 1, 2025. This quarterly dividend applies to shareholders of record at the close of business on January 6, 2026, and is payable January 28, 2026.

T32 Selected capital management activity

For the fiscal years ($ millions)	2025	2024
Dividends		
Common	$ 5,369	$ 5,198
Preferred and other equity instruments	506	472
Common shares issued[1]	210	1,945
Common shares repurchased for cancellation under the Normal Course Issuer Bid[2]	913	–
Preferred shares and other equity instruments issued	2,848	1,004
Preferred shares and other equity instruments redeemed	1,688	300
Maturity, redemption and repurchase of subordinated debentures	250	3,250

(1) Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Shareholder Dividend and Share Purchase Plan.
(2) Represents reduction to common shares and Retained Earnings, including tax.

Normal Course Issuer Bid

On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the "2025 NCIB") pursuant to which it may repurchase for cancellation up to 20 million of the Bank's common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.

From the commencement of the 2025 NCIB until October 31, 2025, the Bank repurchased and cancelled approximately 10.8 million common shares at an average price of $82.57 per share for a total amount of $913 million, including tax.

The Bank did not have an active normal course issuer bid and did not repurchase any common shares pursuant to a normal course issuer bid during the year ended October 31, 2024.

Share data and other capital instruments

The Bank's common and preferred share data, as well as certain other capital instruments, are shown in T33. Further details, including exchangeability features, are discussed in Note 20 and Note 23 of the consolidated financial statements.

T33 Shares and other instruments

As at October 31, 2025	Amount ($ millions)	Dividends declared per share[1]	Number outstanding (000s)	Conversion features
Common shares[2]	$ 22,067	$ 4.32	1,236,306	n/a

NVCC Additional Tier 1 Securities[3][5]	Amount ($ millions)	Distribution[4]	Yield (%)	Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes[6]	U.S.$ 1,250	U.S.$ 17.4317	6.821	1,250
Subordinated Additional Tier 1 Capital Notes[7]	U.S.$ –	U.S.$ –	4.900	–
Limited Recourse Capital Notes Series 1[8]	$ 1,250	$ 9.2500	3.700	1,250
Limited Recourse Capital Notes Series 2[9]	U.S.$ 600	U.S.$ 9.0625	3.625	600
Limited Recourse Capital Notes Series 3[10]	$ 1,500	$ 17.5575	7.023	1,500
Limited Recourse Capital Notes Series 4[11]	U.S.$ 750	U.S.$ 21.5625	8.625	750
Limited Recourse Capital Notes Series 5[12]	U.S.$ 750	U.S.$ 20.0000	8.000	750
Limited Recourse Capital Notes Series 6[13]	U.S.$ 1,000	U.S.$ 18.3750	7.350	1,000
Limited Recourse Capital Notes Series 7[14]	U.S.$ 1,000	U.S.$ 20.8160	6.875	1,000

NVCC Subordinated Debentures[3]	Amount ($ millions)	Interest Rate (%)
Subordinated debentures due June 2025[15]	$ –	8.900
Subordinated debentures due December 2025	U.S.$ 1,250	4.500
Subordinated debentures due May 2032	$ 1,750	3.934
Subordinated debentures due December 2032	JPY 33,000	1.800
Subordinated debentures due August 2033	$ 1,000	5.679
Subordinated debentures due December 2033	JPY 12,000	1.830
Subordinated debentures due August 2034	$ 1,000	4.959
Subordinated debentures due May 2037	U.S.$ 1,250	4.588

Other	Amount ($ millions)	Distribution[4]	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust[16a,b]	$ 750	28.25	5.650	750

Options	Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares[2]	10,087

(1) Dividends declared from November 1, 2024 to October 31, 2025.
(2) Dividends on common shares are paid quarterly, if and when declared. As at November 21, 2025, the number of outstanding common shares and options was 1,236,011 thousand and 9,901 thousand, respectively.
(3) These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 20 and 23 of the consolidated financial statements in the Bank's 2025 Annual Report for further details.
(4) Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(5) Quarterly distributions are recorded in each fiscal quarter if and when paid.
(6) In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.
(7) On June 4, 2025, the Bank redeemed US $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes at 100% of their principal amount plus accrued and unpaid interest. The redemption of these AT1 Notes resulted in a foreign currency loss of $22 million recorded in Retained Earnings.
(8) Subsequent to the initial five-year fixed rate period ending on July 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year Government of Canada Yield plus 2.761%.
(9) Subsequent to the initial five-year fixed rate period ending on October 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 2.613%.
(10) Subsequent to the initial five-year fixed rate period ending on July 27, 2027, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year Government of Canada Yield plus 3.95%.
(11) Subsequent to the initial five-year fixed rate period ending on October 27, 2027, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 4.389%.
(12) Subsequent to the initial five-year fixed rate period ending on January 27, 2029, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year U.S. Treasury rate plus 4.017%.
(13) On January 31, 2025, the Bank issued US$1,000 million 7.350% Fixed Rate Resetting Limited Recourse Capital Notes Series 6 (NVCC) ("LRCN Series 6"). In connection with the issuance of LRCN Series 6, the Bank issued US$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier1 Capital Notes (NVCC) ("the series 6 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure. Subsequent to the initial five-year fixed rate period ending on April 27, 2030, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year US Treasury rate plus 2.903%. For more details, refer to Note 23 of the consolidated financial statements.
(14) On September 29, 2025, the Bank issued US$1,000 million 6.875% Fixed Rate Resetting Limited Recourse Capital Notes Series 7 (NVCC) ("LRCN Series 7"). In connection with the issuance of LRCN Series 7, the Bank issued US$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier1 Capital Notes (NVCC) ("the Series 7 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure. Subsequent to the initial ten-year fixed rate period ending on October 27, 2035, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year US Treasury rate plus 2.734%. For more details, refer to Note 23 of the consolidated financial statements.
(15) On June 20, 2025, all $250 million of outstanding 8.9% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.
(16)(a) On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 23(c) – Restrictions on payment of dividends and retirement of shares. The Scotia BaTS II Series 2006-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(16)(b) No cash distributions will be payable on the Scotia BaTS II Series 2006-1 in the event that the regular dividend is not declared on the Bank's preferred shares and, if no preferred shares are outstanding, the Bank's common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 23(c) - Restrictions on payment of dividends and retirement of shares of the consolidated financial statements.

Risk-weighted assets

Regulatory capital requirements are based on OSFI's target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank's exposure to credit, market and operational risks and are computed by applying a combination of the OSFI approved Bank's internal risk models and OSFI prescribed risk weights to on and off-balance sheet exposures. In addition, OSFI has adopted the revised Basel III aggregate output floor, which ensures that the Bank's total RWA are not lower than 72.5% of RWA as calculated by the revised Basel III framework's standardized approaches. The output floor has been set at 72.5% with an international phase-in period from 2023 to 2028. For Canadian banks, the floor is presently at 67.5%. As noted above, OSFI has deferred any further increases to the floor and has committed to notifying affected banks at least two years prior to resuming an increase to the Basel III standardized capital output floor.

As at year end, the Bank's RWA of $474.5 billion, represents an increase of approximately $10.5 billion, or 2.3%, from 2024, due primarily to higher RWA from credit risk due to book quality, operational risk, FX translation from a weaker Canadian dollar, partly offset by lower asset growth and decrease in market risk RWA.

Credit risk-weighted assets

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank.

The credit risk component consists of on and off-balance sheet claims. The Basel III rules are not applied to traditional balance sheet categories but to categories of on and off-balance sheet exposures which represent general classes of assets or exposure types (e.g. Large Corporate, Mid-size Corporate, Small and Medium Enterprise, Sovereign, Bank, Retail Mortgages, Other Retail, Equity, etc.) based on their different underlying risk characteristics. Generally, while calculating capital requirements, exposure types are analyzed by the following credit risk exposure sub-types: drawn, undrawn, repo-style transactions, over-the-counter (OTC) derivatives, exchange-traded derivatives and other off-balance sheet claims.

Credit risk-weighted assets increased by $8.1 billion to $406.3 billion. The key drivers or components of the change are reflected in Table T34 below.

T34 Flow statement for Basel III credit risk-weighted assets ($ millions)

Credit risk-weighted assets movement by key driver ($ millions)	2025		2024	
	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
Credit risk-weighted assets as at beginning of year	$ 398,153	$ 18,760	$ 378,670	$ 16,276
Book size[1]	(6,550)	5,033	(5,165)	246
Book quality[2]	7,792	247	17,516	662
Model updates[3]	(1,900)	–	6,640	635
Methodology and policy[4]	–	–	776	776
Acquisitions and disposals	1,923	–	2,749	–
Foreign exchange movements	6,838	210	(3,033)	165
Other	–	–	–	–
Credit risk-weighted assets as at end of year	$ 406,256	$ 24,250	$ 398,153	$ 18,760

(1) Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(2) Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(3) Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(4) Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III revision).

T35 Internal rating scale[1] and mapping to external rating agencies

Equivalent Rating

External Rating – S&P and Fitch	External Rating – Moody's	External Rating – Morningstar DBRS	Grade	IG Code	PD Range[2]
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99-98	0.0000% – 0.0565%
AA to A+	Aa2 to A1	AA to A (high)	Investment grade	95	0.0565% – 0.0693%
A to A-	A2 to A3	A to A (low)		90	0.0693% – 0.0833%
BBB+	Baa1	BBB (high)		87	0.0833% – 0.1243%
BBB	Baa2	BBB		85	0.1243% – 0.1976%
BBB-	Baa3	BBB (low)		83	0.1976% – 0.2743%
BB+	Ba1	BB (high)		80	0.2743% – 0.3806%
BB	Ba2	BB		77	0.3806% – 0.7061%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.7061% – 1.4290%
B+	B1	B (high)		73	1.4290% – 2.4715%
B to B-	B2 to B3	B to B (low)		70	2.4715% – 6.2065%
CCC+	Caa1	–		65	6.2065% – 15.9382%
CCC	Caa2	–	Watch list	60	15.9382% – 28.5499%
CCC- to CC	Caa3 to Ca	–		40	28.5499% – 48.3748%
–	–	–		30	48.3748% – 100.0000%
Default	–	–	Default	21	100%

(1) Applies to non-retail portfolio.
(2) PD Ranges as at October 31, 2025. The Range does not include the upper boundary for the row.

T36 Non-retail IRB portfolio exposure by internal rating grade[1]

| As at October 31 ($ millions) | | 2025 | | | | | 2024 | | | | |
Grade	IG Code	Exposure at default ($)[3]	RWA ($)[4]	PD (%)[5][8]	LGD (%)[6][8]	RW (%)[7][8]	Exposure at default ($)[3]	RWA ($)[4]	PD (%)[5][8]	LGD (%)[6][8]	RW (%)[7][8]
	99-98	150,554	653	–	14	–	157,031	1,030	–	14	1
	95	73,203	12,175	0.06	33	17	67,710	11,758	0.06	34	17
Investment grade[2]	90	54,864	10,652	0.08	41	19	48,113	10,146	0.07	43	21
	87	56,701	10,492	0.09	35	19	63,699	11,320	0.09	34	18
	85	44,862	13,629	0.17	38	30	49,920	15,343	0.16	39	31
	83	60,463	20,083	0.23	36	33	69,342	22,379	0.22	36	32
	80	55,548	22,600	0.32	37	41	54,770	21,985	0.30	37	40
	77	37,003	18,439	0.45	39	50	40,729	19,244	0.42	39	47
Non-Investment grade	75	29,103	20,447	1.11	38	70	27,324	18,610	1.05	38	68
	73	10,133	7,972	1.84	36	79	10,140	7,975	1.74	36	79
	70	6,060	5,849	3.33	35	97	3,791	3,282	3.11	34	87
	65	1,010	1,711	11.58	43	169	1,592	2,473	10.79	40	155
Watch list	60	1,156	2,366	21.93	39	205	986	1,972	20.59	40	200
	40	1,119	2,179	37.16	39	195	889	1,665	36.17	37	187
	30	287	419	62.97	43	146	232	361	60.41	43	156
Default[9]	21	1,594	2,933	100.00	43	184	1,313	3,529	100.00	42	269
Total		583,660	152,599	0.68	31	26	597,581	153,072	0.57	31	26
Government guaranteed residential mortgages		50,845	–	–	17	–	53,319	–	–	18	–
Total		634,505	152,599	0.63	30	24	650,900	153,072	0.52	30	24

(1) Excludes securitization exposures.
(2) Excludes government guaranteed residential mortgages of $50.8 billion ($53.3 billion in 2024).
(3) After credit risk mitigation.
(4) RWA – Risk-Weighted Assets.
(5) PD – Probability of Default.
(6) LGD – Loss Given Default.
(7) RW – Risk Weight.
(8) Exposure at default used as basis for estimated weightings.
(9) Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

The Bank uses the Internal Ratings Based (IRB) approach under Basel III to determine minimum regulatory capital requirements for credit risk in its Canadian, U.S. and European credit portfolios, and for a significant portion of its international corporate and commercial portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings (Fitch, Morningstar DBRS, S&P) of exposures and/or borrowers, if available, or prescribed risk weights by counterparty type or exposure type to compute regulatory capital for credit risk. For the Bank's Corporate, Bank and Sovereign IRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

- Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) rating, will default within a one-year time horizon. IG ratings are a component of the Bank's risk rating system. Each of the Bank's internal borrower IG depending on the borrower type is mapped to a PD.
- Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower's default. LGD segments are determined based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. Each LGD segment is assigned a LGD estimate. LGD is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.
- Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

Under the Advanced Internal Ratings Based (AIRB) approach, all three risk measures are estimated using the Bank's historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates.

Under Basel III there are IRB requirements for internally developed model parameters under AIRB including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g. Large Corporates, Banks, etc.) the FIRB utilizes the Bank's internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters.

Further adjustments, as required under the Basel III Framework and OSFI's requirements set out in its Domestic Implementation Notes, including any input floor requirements, are applied to average estimates obtained from historical data. These adjustments incorporate the regulatory requirements pertaining to:

- Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;
- Downturn estimation for internally modeled AIRB LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average;
- Downturn estimation for internally modeled AIRB EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and
- The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on the Basel framework. The credit quality distribution of the Bank's IRB non-retail portfolio is shown in Table T36. Portfolio average PD increased year-over-year mainly due to model updates and book quality while average LGD and RW stayed flat over the prior year.

The risk measures are subject to a rigorous back-testing framework which uses the Bank's historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis in order to reflect the implications of new data, technical advances and other relevant information.

- As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined criteria, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;
- The back-testing for AIRB LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2025, are shown in Table T37. During this period the actual experiences of PD, LGD and CCF were all lower than the estimates as reflected within the risk parameters.

T37 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated[1]	Actual
Average PD	0.78	0.44
Average LGD	41.73	17.03
Average CCF[2]	50.22	49.05

(1) Estimated parameters are based on portfolio count-weighted averages at Q3/24, whereas actual parameters are based on count-weighted averages of realized parameters during the subsequent four quarters.

(2) Exposure-at-default (EAD) back-testing of the Bank's credit conversion factor (CCF) parameters is performed through Limit Factor (LF) back-testing. EAD is computed using the total limit multiplied by the estimated LF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio in Canada. The retail portfolio is comprised of the following Basel-based pools:

- Residential real estate secured exposures mainly consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as mortgage loans, credit cards and secured lines of credit;
- Qualifying revolving retail exposures (QRRE) consist of unsecured credit cards and lines of credit, including transactors and revolvers;
- Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate or do not meet the QRRE definition.

For the AIRB portfolios, the following models and parameters are estimated, subject to parameter input floors as required by OSFI:

- Probability of Default (PD) is the likelihood that the facility will default within the next 12 months.
- Loss Given Default (LGD) measures the estimated economic loss as a proportion of the defaulted balance.
- Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

- PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.
- LGD and EAD include historical data covering stressed years.
- LGD and EAD are adjusted to reflect downturn conditions and when PDs are highly correlated with each of the parameters.
- Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank's AIRB retail portfolio as at October 31, 2025.

Year-over-year the Bank's AIRB retail portfolio parameters and average risk weights at the total portfolio level remained stable.

T38 Retail AIRB portfolio exposure by PD range[1]

As at October 31 ($ millions)		2025					2024				
Category	PD Range	Exposure at default ($)[1]	RWA ($)[2]	PD (%)[3][6]	LGD (%)[4][6]	RW (%)[5][6]	Exposure at default ($)[1]	RWA ($)[2]	PD (%)[3][6]	LGD (%)[4][6]	RW (%)[5][6]
Exceptionally low	0.0000% – 0.0500%	163,826	3,898	0.05	22	2	145,243	3,873	0.05	22	3
Very low	0.0501% – 0.1999%	157,873	11,560	0.16	38	7	148,919	12,705	0.16	37	9
Low	0.2000% – 0.9999%	75,439	19,071	0.64	42	25	79,011	22,791	0.63	43	29
Medium low	1.0000% – 2.9999%	31,463	17,352	1.95	52	55	25,478	15,667	2.07	57	61
Medium	3.0000% – 9.9999%	5,409	6,108	5.34	82	113	7,524	8,812	5.81	77	117
High	10.0000% – 19.9999%	6,419	8,418	16.02	44	131	3,232	4,002	14.29	39	124
Extremely high	20.0000% – 99.9999%	1,298	2,638	46.03	81	203	2,263	3,528	43.74	50	156
Default[7]	100%	1,213	2,636	100.00	38	217	975	3,030	100.00	52	311
Total		442,940	71,681	1.03	35	16	412,645	74,408	1.02	35	18

(1) After credit risk mitigation.
(2) RWA – Risk-Weighted Assets.
(3) PD – Probability of Default.
(4) LGD – Loss Given Default.
(5) RW – Risk Weight.
(6) Exposure at default used as basis for estimated weightings.
(7) Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended October 31, 2025 is shown in Table T39. During this period the actual experience was generally more favourable to the estimates as reflected by the risk parameters; however, for Secured Lines of Credit PDs and Qualifying Revolving Retail Exposures' LGDs, actual values are slightly elevated as they reflect the most recent year of defaults and economic losses while estimates reflect the long run overall portfolio averages.

T39 Estimated and actual loss parameters[1][2]

($ millions)	Average estimated PD (%)[3]	Actual default rate (%)[3][6]	Average estimated LGD (%)[4]	Actual LGD (%)[4][7]	Estimated EAD ($)[5]	Actual EAD ($)[5][6]
Residential real estate secured						
Residential mortgages						
Insured mortgages[8]	0.57	0.50	–	–	–	–
Uninsured mortgages	0.48	0.44	15.65	8.83	–	–
Secured lines of credit	0.29	0.30	22.63	15.63	191	173
Qualifying revolving retail exposures	1.64	1.45	93.72	96.86	853	829
Other retail	2.03	1.52	67.74	54.32	15	14

(1) Estimated values are based on the models in place four quarters prior to the reporting date.
(2) Actual values are aligned with model updates implemented during the period.
(3) Account weighted aggregation.
(4) Default weighted aggregation.
(5) EAD is estimated for revolving products only.
(6) Actual based on accounts not at default as at four quarters prior to reporting date.
(7) Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(8) Actual and estimated LGD for insured mortgages are not shown; actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

- Residential real estate secured lending; and
- Other regulatory retail, mainly consisting of term loans and credit card and lines of credit transactors and revolvers.

Under the standardized approach, each of the above components is risk-weighted based on prescribed risk weights, which consider borrower or facility attributes, such as, loan-to-value, transactors vs. revolvers, and drawn vs. undrawn.

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

Market Risk – Market Risk-Weighted Assets

In the first quarter of 2024, OSFI implemented the revised market risk framework following the Fundamental Review of the Trading Book (FRTB) as part of the Basel III reforms, including revised standardized and modelled approaches for market risk capital requirements. The Bank applies the standardized approach (FRTB-SA) for calculating market risk capital. Below are the market risk requirements as at October 31, 2025 and 2024:

T40 Total market risk capital[1]

($ millions)	2025	2024
General interest rate risk	$ 89	$ 80
Equity risk	188	145
Commodity risk	86	90
Foreign exchange risk	31	42
Credit spread risk	188	371
Default risk	375	400
Residual risk add-on	66	49
Total market risk capital[2]	$ 1,023	$ 1,177

(1)   The Bank uses the standardized approach for calculating market risk capital.
(2)   Equates to $12,786 of market risk-weighted assets (2024 – $14,710).

T41 Risk-weighted assets movement by key drivers

	Market risk	
	2025	2024
RWA as at beginning of the year	$ 14,710	$ 12,040
Movement in risk levels[1]	(1,924)	(1,184)
Model updates[2]	–	–
Methodology and policy[3]	–	3,854
Acquisitions and divestitures	–	–
RWA as at end of the year	$ 12,786	$ 14,710

(1)   Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are embedded within Movement in risk levels.
(2)   Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)   Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulations (e.g. Revised Basel III), including regulatory interpretation. The impact in 2024 represents the impact from transitioning from the prior modelled approaches to the new standardized approach under FRTB.

Market risk-weighted assets decreased by $1.9 billion to $12.8 billion, as shown in the table above. This was primarily due to movements in risk levels including position changes and market movements.

Market Risk – CVA Risk-Weighted Assets

Credit Valuation Adjustment (CVA) is the adjustment to the risk free mark-to-market value of transactions to account for the potential default of a counterparty. CVA risk is the risk of loss arising from changing CVA values in response to changes in counterparty credit spreads and market risk factors.

Following the implementation of the revised OSFI Capital Adequacy Requirements (CAR) in Q1 2024, the Bank applies primarily the standardized approach (SA-CVA) for calculating CVA capital as approved by OSFI, and for netting sets carved out from SA-CVA, the basic approach (BA-CVA). CVA capital covers derivatives; securities financing transaction (SFT) positions which are not fair valued for accounting purposes are excluded from CVA Capital.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

Consistent with OSFI's adoption of the revised Basel III reforms, the Bank applies the Standardized Approach (SA) for calculating operational risk capital requirements. Under the SA, operational risk capital is determined based on the existing gross income approach further supplemented by a scalar or internal loss multiplier (ILM) that recognizes the Bank's operational risk loss experience.

Operational risk-weighted assets increased by $4.3 billion during the year to $55.4 billion, due primarily to growth in the Bank's gross income and an increase to the Bank's ILM.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank's business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank's Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

- Credit risk covers derivatives, repo-style transactions, securitizations, corporate and commercial loans and retail products. The measurement of internal capital mainly leverages the Bank's internal credit risk ratings and a Monte-Carlo simulation model calibrated based on the Bank's actual experience in probabilities of default, exposures at default, expected severity of loss in the event of default, concentration and diversification.
- Market risk for internal capital incorporates the higher of: a Market Risk VaR calibrated to a higher 99.95% confidence interval, and regulatory capital components under the new standardized approaches. For the banking book, structural interest rate and foreign exchange risks leverage a modelled approach based on Economic Value of Equity (EVE) sensitivities.

- Operational risk for internal capital is calculated based on an approach consistent with the Bank's regulatory capital requirements including a conservative forward-looking view of gross income.
- Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank's measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements but could have a current or future impact on the Bank's financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

Structured entities
Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Bank's arrangements with structured entities include:

- Structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities.
- Structured entities that the Bank sponsors and actively manages.

The Bank consolidates all structured entities that it controls which includes a U.S. based multi-seller conduit and certain funding and other vehicles. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities' underlying assets and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity, or operational risks. Noteholders of securitizations may also be exposed to these risks. The Bank may earn fees based on the nature of its association with a structured entity.

Unconsolidated structured entities
There are two primary types of association the Bank has with unconsolidated structured entities:

- Canadian multi-seller conduits administered by the Bank; and
- Structured finance entities.

The Bank earned total fees of $118 million in 2025 (October 31, 2024 – $73 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank's involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 14(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank
In 2025, the Bank established Temperance Street Funding Trust, a Canadian multi-seller conduit. The Bank sponsors a total of three Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $55 million in 2025, compared to $54 million in 2024. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $8.6 billion as at October 31, 2025 (October 31, 2024 – $7.7 billion). The year-over-year increase was primarily driven by the establishment of Temperance Street Funding Trust. As at October 31, 2025, total commercial paper outstanding for the Canadian-based conduits was $7 billion (October 31, 2024 – $6.4 billion) and the Bank held 0.37% (October 31, 2024 – 0.1%) of the total commercial paper issued by these conduits. Table T42 presents a summary of assets purchased and held by the Bank's three Canadian multi-seller conduits as at October 31, 2025 and 2024, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA or higher based on the Bank's internal rating program; and assets held in these conduits were investment grade as at October 31, 2025 and 2024.

T42 Assets held by Bank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2025 Funded assets	2025 Unfunded commitments	2025 Total exposure[1]	2024 Funded assets	2024 Unfunded commitments	2024 Total exposure[1]
Auto loans/leases	$ 3,430	$ 699	$ 4,129	$ 2,957	$ 578	$ 3,535
Trade receivables	–	459	459	–	459	459
Canadian residential mortgages	2,775	387	3,162	2,643	264	2,907
Equipment leases and rental contracts	670	73	743	607	39	646
Other	96	21	117	92	26	118
Total[2]	$ 6,971	$ 1,639	$ 8,610	$ 6,299	$ 1,366	$ 7,665

(1) Exposure to the Bank is through global-style liquidity facilities.
(2) These assets are substantially sourced from Canada.

Structured finance entities
The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank's maximum authorized amount from structured finance entities was $22,670 million as at October 31, 2025 (October 31, 2024 – $11,469 million). The year-over-year increase was due to normal business operations and new transactions.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank's senior exposure. The Bank's broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. The Bank's maximum authorized amount was $20,735 million as at October 31, 2025 (October 31, 2024 – $9,743 million), relating to credit facilities extended to these entities, of which $8,114 million was funded (October 31, 2024 – $4,243 million). The increase in the Bank's maximum authorized amount during the year was driven by the addition of new financing facilities.

Other off-balance sheet arrangements
The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank's Consolidated Statement of Financial Position. The total principal balance of guarantee-linked notes issued by this vehicle and outstanding was $1,697 million as at October 31, 2025 (October 31, 2024 – $1,002 million). These are included in Deposits – Business and government on the Bank's Consolidated Statement of Financial Position.

Other unconsolidated structured entities
The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank's name is used by the structured entity to create an awareness of the instruments being backed by the Bank's reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2025, the Bank earned $2,851 million (October 31, 2024 – $2,547 million) income from its involvement with the unconsolidated Bank-sponsored structured entities, all of which is from Bank-sponsored mutual funds.

Securitizations

The Bank securitizes fully insured residential mortgage loans, originated by the Bank and third parties, through the creation of mortgage-backed securities that are sold to Canada Housing Trust (CHT), Canada Mortgage and Housing Corporation (CMHC) or third-party investors, as an efficient source of financing. The sale of such mortgages does not meet the derecognition requirements where the Bank retains substantially all of the risks and rewards of ownership of the securitized mortgages. The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position, along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 13 of the consolidated financial statements.

Third-party originated mortgages purchased by the Bank and social housing mortgage pools originated by the Bank that are securitized and sold, qualify for derecognition where the Bank transfers substantially all of the risks and rewards of ownership to third parties. As at October 31, 2025, the outstanding amount of off-balance sheet securitized third-party originated mortgages was $23,870 million (October 31, 2024 – $24,837 million) and off-balance sheet securitized social housing pools was $1,330 million (October 31, 2024 – $1,148 million).

The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a consolidated Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank's Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the year, $682 million receivables were securitized through Trillium (2024 – $585 million).

The Bank securitizes a portion of its Canadian auto loans through its Securities Term Auto Receivables Trust program. During the year, $2,990 million of its Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2025-A (START 2025-A) and $2,937 million through Securitized Term Auto Receivables Trust (SSTRT), both Bank-sponsored consolidated structured entities. These entities issue offered notes to third-party investors which are included as Deposits – Business and government on the Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the receivables and a cash reserve account. The sale of the underlying auto loan receivables does not qualify for derecognition, and the receivables continue to be recognized on the Bank's Consolidated Statement of Financial Position.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

- Standby letters of credit and letters of guarantee. As at October 31, 2025, these amounted to $86 billion, compared to $63 billion last year. These instruments are issued at the request of a Bank customer to secure the customer's payment or performance obligations to a third party.
- Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;
- Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties' performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;
- Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2025, these commitments amounted to $276 billion, compared to $273 billion last year. The higher year-over-year amount is primarily due to an impact from foreign currency translation.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank's standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Detailed information on guarantees and loan commitments is disclosed in Note 33 in the consolidated financial statements.

Financial Instruments

Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the Bank's financial position and are integral to the Bank's business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers' liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income (OCI):

- debt instruments measured at fair value through OCI,
- equity instruments measured at fair value through OCI,
- derivatives designated as cash flow hedges, and
- financial instruments designated as net investment hedges.

Gains and losses on derecognition of debt instruments at FVOCI are reclassified from OCI to the Consolidated Statement of Income under non-interest income. Gains and losses on derecognition of equity instruments designated at FVOCI are not reclassified from OCI to the Consolidated Statement of Income. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

The Bank's accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses related to loans are recorded in the provision for credit losses in the Consolidated Statement of Income. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in non-interest income – trading revenues. Dividends received on equity instruments measured at FVOCI are recorded in interest income in the Consolidated Statement of Income as part of net interest income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank's risk management policies and practices can be found in the Risk Management section on pages 76 to 115. In addition, Note 34 to the consolidated financial statements presents the Bank's exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank's corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments. For example, the interest rate risk arising from the Bank's financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders' equity, as described on page 98. For trading activities, Table T51 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the maturity profile of the notional amount of the Bank's derivative financial instruments, only 16% (2024 – 19%) had a term to maturity greater than five years.

Note 9 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank's financial instruments is provided in Note 6 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank's financial instruments was unfavourable when compared to their carrying value by $1.3 billion as at October 31, 2025 (October 31, 2024 – unfavourable $1.4 billion). This difference relates mainly to loan assets, debt investment securities measured at amortized cost, deposit liabilities, subordinated debentures and other liabilities. These changes are primarily driven by movements in interest rates and by volume changes. Fair value estimates are based on market conditions as at October 31, 2025, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting policies and estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

Risk Management

Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in the Bank's overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank's employees.

Risk Management Framework

The Enterprise Risk Management Framework (the Framework or ERMF) is a key source of information for the Board of Directors, executive management, and other stakeholders of the Bank that:

- outlines the Bank's risk governance and oversight, risk identification and measurement, risk assessment and control management, risk monitoring and testing, risk reporting and escalation and other key elements of the Bank's risk management framework; and
- serves as an over-arching framework for all elements of the Bank's risk management activities, and a source document to which all other risk management frameworks and policies must be aligned.

All local risk management frameworks must be aligned with this Framework, in accordance with the type and scale of their activities and local regulatory requirements and are subject to advice and counsel by Global Risk Management.

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Balancing Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified and managed.

Shared Accountability – every employee is responsible for managing risk.

Client Focus – understanding our clients and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk-taking activities must be in line with the Bank's risk appetite, our Scotiabank Code of Conduct (our "Code"), including values and behaviours (ScotiaBond), and framework principles.

Controls – maintaining a robust and resilient control environment to protect our stakeholders and to manage risk in alignment with the Bank's Risk Appetite.

Compensation – performance and compensation structures reinforce ScotiaBond values and behaviours and promote sound risk taking behaviour considering the compensation-related regulatory environment.

Financial Resilience – maintaining financial resilience to withstand financial stress. Capital and liquidity management are fundamental to financial resilience as they ensure the Bank can absorb shocks and meet its obligations during periods of stress.

Operational Resilience – maintaining operational resilience to effectively prepare for, respond to, and recover from operational disruptions to the provision of services that have the potential to cause intolerable harm to clients, or threaten the viability of the Bank, or cause instability to the financial system. This could in turn impact the Bank's financial resilience and its ability to meet obligations during periods of stress. Effective enterprise risk management requires an understanding of how risk types are interconnected, which in turn supports financial and operational resilience.

Three Lines of Defence

The Three Lines of Defence (3LoD) model is a foundational component of the Bank's Enterprise Risk Management Framework, supporting a robust and resilient risk management lifecycle. It delineates clear roles and responsibilities across the organization to ensure effective risk ownership, oversight, and assurance. Together, these lines form an integrated structure that promotes accountability, transparency, and continuous improvement across the risk lifecycle.



First Line of Defence
Business Lines and Corporate/Support Functions

- Incurs and owns the risks.
- Designs and executes internal controls.
- Ensures that the risks generated are identified, assessed, managed, monitored, reported on, within risk appetite, and are in compliance with relevant policies, guidelines and limits.

Second Line of Defence
Independent Risk and Compliance Functions

- Provides independent oversight and effective challenge of the First Line of Defence.
- Develops risk appetite, risk limits, policies, and frameworks, in accordance with best practice and regulatory requirements.
- Measures, monitors, controls and reports on risks taken in relation to risk appetite, and on emerging risks.

Third Line of Defence
Audit Department

- Provides enterprise-wide independent, objective and reasonable assurance over the design and operation of the Bank's internal control, risk management and governance processes.

Enterprise Risk Taxonomy

Standardizing data elements around risk assessments is crucial for consistency and clarity in assessing and managing risks. The Bank's Enterprise Risk Taxonomy (ERT) serves as the definitive source for risk names and definitions, providing a common reference for categorizing risks. This facilitates better communication and understanding across departments by categorizing and defining risks uniformly.

Principal Risk Types

The Bank's Principal Risk types are reviewed annually as part of the Assessment of Risks process to determine that they adequately reflect the Bank's risk profile. Principal Risks are defined as:

Those risks which management considers of primary importance: i) having a significant impact or influence on the Bank's primary business and revenue generating activities (Financial Risks) or ii) inherent in the Bank's business and can have significant negative strategic, business, financial and/or reputational consequences (Non-Financial Risks).

Principal Risks are assessed on an annual basis considering, amongst other things, the following factors:

- Potential impact (direct or indirect) on the Bank's financial results, operations, management and strategy
- Effect on the Bank's long-term prospects and ongoing viability
- Regulatory focus and/or social concern
- Short to mid-term macroeconomic and market environment
- Financial and human resources required to manage and monitor the risk
- Establishment of key risk indicators, performance indicators or management limits to monitor and control the risk
- Peer identification and global best practices
- Regular monitoring and reporting to the Board on the risk is warranted

Principal Risks are categorized into two main groups (Financial and Non-Financial):

Financial Risks:

Credit, Liquidity, Market

These are risks that are directly associated with the Bank's primary business and revenue generating activities. The Bank understands these risks well and takes them on to generate sustainable, consistent and predictable earnings. Financial risks are generally quantifiable and are relatively predictable. The Bank has a higher risk appetite for financial risks which are a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired strategic priorities and risk return profile.

Non-Financial Risks:

Operational, Model, Data, Compliance, Money Laundering /Terrorist Financing and Sanctions, Environmental, Social & Governance (ESG), Cyber Security & Information Technology (IT), Strategic, Reputational

These are risks that are inherent in the Bank's business and can have significant negative strategic, business, financial and/or reputational consequences if not managed properly. In comparison to financial risks, non-financial risks are less predictable and more difficult to define and measure. The Bank has low risk appetite for non-financial risks and mitigates these accordingly.

Transverse Risks:

Transverse risks are risks that do not exist in isolation but instead manifest through other recognized risk channels or types (for example, ESG Risk, Reputational Risk, Culture Risk, and Strategic Risk). Distinct risk events could be the result of a specific risk type or a combination of financial and non-financial transverse risks. The Bank manages these risks through risk-specific teams which coordinate cross-functionally to address and respond to the broader risk environment. This is supported by comprehensive risk reporting, established escalation channels, and data standardization which enables effective aggregate analysis and effective decision-making.

Risk Management Lifecycle

Effective risk management is a continuous and integrated process that underpins the Bank's ability to achieve its strategic objectives while safeguarding its financial and operational resilience. Each component of the risk management lifecycle operates in an ongoing and iterative manner, reflecting the dynamic nature of the risk environment. The Bank's Risk Management Framework provides a standardized structure that promotes consistency across these components, enabling the Bank to assess, manage, and monitor risk in a disciplined and transparent way. This standardization enhances the Bank's ability to evaluate the effectiveness of its risk management practices and supports informed decision-making across the enterprise.

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank's ScotiaBond (Values & Behaviours), strategies and risk appetite, and that there is an appropriate balance between risk and reward to maximize shareholder value. This Framework provides the foundation for achieving these goals.

The Framework is applied on an enterprise-wide basis and consists of five key elements:

- Risk Governance and Oversight
- Risk Identification and Measurement
- Risk Assessment and Control Management
- Risk Monitoring and Testing
- Risk Reporting and Escalation


Reporting Process & Responsibilities
Escalations, Early Warning Thresholds and Breaches
Risk Management Structure & Oversight
Risk Appetite
Risk Culture
Reporting & Escalation
Risk Governance and Oversight
Monitoring and Testing
Risk Identification and Measurement
Risk Assessment and Control Management
Key Risk Indicators
Risk-based KPIs and KCIs
Risk Limits
Testing Procedures
Top & Emerging Risks
Issue and Event Management
Models, Stress Testing, Scenario Analysis
Inherent & Residual Risks
Risk Assessments
Internal Control System

Risk Governance and Oversight

Effective risk management begins with effective risk governance and oversight.

Risk governance and oversight serves as the structural backbone that ensures risk-taking activities are aligned with the Bank's strategic objectives and risk appetite. The Board of Directors, supported by the Corporate Governance Committee, the Risk Committee, the Audit and Conduct Review Committee, the Human Capital and Compensation Committee, and the Technology Committee, plays a central role in overseeing the Bank's risk profile. These bodies are responsible for approving principal risk policies, frameworks, and/or limits, and for overseeing that management operates within the defined Enterprise Risk Appetite Framework. This governance structure is complemented by executive leadership who are accountable for embedding risk considerations into strategic planning and operational execution.

Governance Structure

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through several executive and senior risk management committees.

The Bank's Board of Directors and its Committees provide oversight and governance over the Bank's risk management program which is supported by the President and Chief Executive Officer (CEO) and Chief Risk Officer (CRO).

The Risk Governance Structure of the Bank is set out below.

Risk Governance Structure


Board of Directors
Corporate Governance Committee
Risk Committee
Audit & Conduct Review Committee
Human Capital and Compensation Committee
Technology Committee
Chief Executive Officer
Global Risk Management*
Global Compliance & AML*
Global Finance
Audit Department
Business Lines
Corporate Functions

*The Group Head & CRO has unfettered access to the Risk Committee of the Board and the EVP & Chief Compliance Officer and Group Chief Anti-Money Laundering Officer have unfettered access to the Audit and Conduct Review Committee

Board of Directors: as the top of the Bank's risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank's strategies and risk appetite. The Board receives regular updates on the key risks of the Bank (including a quarterly comprehensive summary of the Bank's risk profile and performance of the portfolio against defined limits). The Board approves key risk policies, frameworks, and limits, and ensures the implementation of the appropriate processes by management to manage those risks and to adhere to the policies and frameworks.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank's corporate governance through a continuing assessment of the Bank's approach to corporate governance and makes policy recommendations in support of the Bank's purpose, culture and strategy.

Risk Committee of the Board: assists the Board in fulfilling its responsibilities for the review of the Bank's risk appetite and identifying and monitoring key financial and non-financial risks and the oversight of the promotion and maintenance of a strong risk culture throughout the Bank. The Committee assists the Board by providing oversight of the risk management function at the Bank. This includes periodically reviewing and approving the Bank's key risk management policies, frameworks and limits and satisfying itself that management is operating within the Bank's Enterprise Risk Appetite Framework. The Committee oversees the Bank's sustainability-related risks, specifically the Bank's environmental (including climate), social, and governance (ESG) risks. The Committee also oversees the independence of Global Risk Management, including the effectiveness of the head of this function, as well as the function itself.

Audit and Conduct Review Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank's system of internal controls. The Committee oversees the integrity of the Bank's consolidated financial statements and related quarterly results. This includes oversight of all financial reporting as well as the external auditor's qualifications, independence and performance. This Committee assists the Board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour, the oversight of conduct reviews, culture as it relates to conduct risk, and the oversight of compliance with the consumer provisions. The Committee also oversees the Bank's compliance with legal and regulatory requirements, and oversees the Global Finance, Global Compliance (including anti-money laundering, anti-terrorist financing and sanctions) and Audit Department functions at the Bank. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Human Capital and Compensation Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks (including conduct risk) associated with the Bank's material compensation programs and that such procedures are consistent with the Bank's risk management programs. The Committee has further responsibilities relating to talent management, succession planning and total rewards.

Technology Committee of the Board: assists the Board in fulfilling its oversight responsibilities with respect to technology-based risk management in coordination with the Risk Committee. The Committee oversees the Bank's technology strategy and technology investment and innovation. The Committee reviews, approves or recommends for Board approval, the Bank's significant technology frameworks, policies and supporting standards and internal controls, and monitors risks related to the use of technology. The Committee also reviews the independence of the Technology function, including the effectiveness of the head of this function, as well as the function itself.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value and returns, and meeting the needs of the Bank's other key stakeholders. The CEO oversees the establishment of the Bank's risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank's short- and long-term strategy, business and capital plans, as well as compensation programs.

Global Risk Management (GRM): is an independent second line of defence that provides oversight of enterprise-wide risk management and is led by the Group Head & CRO. The CRO reports directly to the Chief Executive Officer and has a functional reporting line to the Risk Committee of the Board of Directors. The CRO also maintains unfettered access to the Board and its committees, ensuring the independence, authority, and transparency of the Risk Function. GRM accountabilities include the management of all principal risks globally. Furthermore, as a senior member of the Bank's executive team, the CRO provides independent and effective challenge to strategic and capital allocation decisions, ensuring they align with the Bank's Risk Appetite Statement and support sustainable performance against the Bank's Balanced Scorecard objectives. GRM is responsible for providing effective challenge and reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. GRM's accountability is to ensure that the outcomes of risk-taking activities optimize and protect long-term value by using insight and partnership to drive business impact and safeguards trust.

Global Compliance & AML: is an independent second line of defence that is responsible for oversight of Compliance Risk, ML/TF Risk & Sanctions Risk and is led by the EVP & Chief Compliance Officer and supported by the Group Chief Anti-Money Laundering Officer (Group CAMLO). Within this structure, Global Compliance provides effective challenge and oversight to business lines and corporate functions assessing the adequacy of, adherence to, and effectiveness of the Bank's day-to-day compliance controls, and for opining to the Board on whether, based on the independent monitoring and testing conducted, the controls are sufficiently robust to achieve compliance with the applicable regulatory requirements. It also provides oversight and effective challenge to the Bank's management of bribery and corruption risk. Global AML under the Group CAMLO is responsible for maintaining the AML/ATF and Sanctions program which is designed to comply in all material respects with the regulations to which it is subject, and to protect the Bank from being used to launder illicit funds, finance terrorism, violate or evade sanctions. This group also develops AML/ATF and Sanctions policies and control standards to effectively manage money laundering, terrorist financing, and sanctions risks and provides risk-based independent oversight, risk assessment and effective challenge to the first line of defence.

Global Finance: is led by the Group Head & Chief Financial Officer (CFO) and is responsible for setting enterprise-wide financial strategies which support the Bank's ability to maximize sustainable shareholder value. Global Finance actively manages the reliable and timely reporting of financial information to management, the Board of Directors, shareholders, regulators, as well as other stakeholders. This reporting includes the Bank's consolidated financial statements and related quarterly and annual results, as well as all financial reporting related regulatory filings. Global Finance executes the Bank's financial, liquidity and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Audit Department: reports functionally to the Audit and Conduct Review Committee of the Board on the design and operating effectiveness of the Bank's risk management processes. The mission of the Audit Department is to provide the Board and Management with independent, risk-based, and objective assurance over the Bank's internal controls, risk management and governance processes which strengthen the Bank's ability to create, protect and sustain value. The Audit Department provides value-added insights and advisory services* in support of the Bank's strategic objectives in addition to developing talent for the Bank. The Audit Department enhances the Bank's reputation and credibility with its stakeholders.

Business Lines: as the first line of defence, own the risks generated by their activities, are accountable for effective management of the risks within their Business Lines and functions through identifying, assessing, mitigating, monitoring and reporting the risks. Business lines and corporate functions actively design and implement effective controls as well as governance activities to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, assess, monitor and report against allocated risk appetite limits and are in compliance with relevant policies, standards and guidelines. The Business Risk Management functions ("1B") play an important role in assisting the Risk Owners ("1A") in identifying, assessing, monitoring, reporting, and mitigating risks; and establishing risk governance, internal controls, and reporting frameworks. While Business Lines may rely on corporate and support functions to execute certain activities (i.e., technology, procurement, etc.), Business Lines ultimately maintain accountability for the risks generated by their activities and timely remediation of gaps.

Corporate & Support Functions: refer to the departments that execute activities supporting the overall operations of the organization and/or provide assistance and services to the core business operations. These functions typically include human resources, technology, operations, etc. that play a crucial role in ensuring the smooth functioning of the Bank.

* Subject to not impairing the Audit Department's independence or objectivity.

Risk Oversight Requirements

- Each principal risk identified by the Bank must be governed by a clearly articulated risk management governance document (Frameworks and Policies) aligned with the Bank's overarching risk appetite and governance standards.
- Policies should be developed in consultation with stakeholders across risk management, control functions, business lines, and the Audit Department, and must reflect regulatory expectations, industry best practices, and internal governance principles.
- Policy and Framework development must align with the Bank's Policy of Policies to ensure consistency and alignment in risk management practices across the Enterprise.
- Committee governance structures must be established to manage each principal risk, with designated risk committees or governance bodies accountable for monitoring exposures, reviewing metrics, and ensuring mitigation strategies are in place.
- Dedicated second line resources must be in place to provide effective challenge and oversight of the risk.
- Risk appetite statements must be established to define the Bank's appetite for the risk and how it is measured and monitored.
- Risk appetite metrics must be supported by management limits, early warning thresholds, risk appetite limits, and key risk indicators, as appropriate for the risk.
- Adequate and effective monitoring and reporting must be established to the Board and executive and senior management, including from subsidiaries, with clear escalation lines.
- Board and executive management must have clearly defined roles and responsibilities in relation to risk identification, assessment, measurement, monitoring, and reporting to support effective governance and oversight.

Risk Appetite

Effective risk management requires clear articulation of the Bank's risk appetite and how the Bank's risk profile aligns with the Bank's strategy and managed in relation to that appetite.

The Enterprise Risk Appetite Framework (ERAF) defines the types and levels of risk the Bank is willing to accept to meet its strategic and financial goals. It aligns with the Bank's vision and strategy, reinforcing a strong risk culture and ensuring decisions stay within set boundaries.

The ERAF is integrated into strategic, capital, and financial planning, as well as compensation programs. It is reviewed annually by senior management and approved by the Board.

Each Principal Risk, Business Line, and Key Subsidiary must have its own Risk Appetite Statement (RAS), aligned with the ERAF and tailored to its operations, including alignment to local requirements where relevant.

The ERAF includes both qualitative and quantitative measures, supported by management-level limits and controls. Key metrics ensure effective management of Principal Risks within regulatory constraints, keep reputational risk top of mind, and support strategic execution within defined operating parameters, helping the Bank maintain its risk posture over time.



Culture Risk and Risk Culture

Culture Risk is the risk that the Bank's actual culture diverges from its stated desired culture. This misalignment can weaken risk management, impair decision making, and undermine the Bank's ability to meet strategic and regulatory expectations.

Risk Culture focuses specifically on how risk is understood, discussed, and managed across the organization. A strong risk culture reinforces accountability, ethical conduct, and alignment with the Bank's risk appetite.

Effective risk management requires a strong, robust, and pervasive risk culture where every Bank employee understands and recognizes their role as a risk manager and is responsible for identifying and managing risks.

Keeping the Bank Safe



Culture refers to the commonly held values, mindsets, beliefs, and assumptions **that guide what is important and how people should behave.** Culture risk refers to the misalignment between a financial institution's stated desired culture and its actual culture that may prevent it from achieving its objectives.

- **Values**
- **Behaviours**

Risk Culture refers to the commonly held values, mindsets, beliefs, and assumptions **about risks and risk-taking.**

- **Tone from the Top**
- **Accountability**
- **Risk Management**
- **People Management**

Conduct Risk is the **behavioural manifestation** of our Culture and Risk Culture.

- By way of example, Conduct Risk includes, but not limited to, **sales conduct, bribery & corruption, conflicts of interest, insider trading, and market manipulation.**

The Bank has identified four key themes of a strong Risk Culture: tone from the top, accountability, risk management and people management. These key themes are predicated on our ScotiaBond values and behaviours, and enables employees to identify risk taking activities that are beyond the established risk appetite.

Elements that influence and support the Bank's Risk Culture:

- **Governance:** Senior management is responsible for culture risk management. The Board is responsible for the Bank's culture and promotes a risk culture that stresses integrity and effective risk management.
- **Decision-making on risk issues is highly centralized:** the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces and ensures that transactions and risks are aligned with the Bank's risk appetite.
- **Scotiabank Code of Conduct:** describes standards of conduct required of Employees, Contingent Workers, Directors and officers of the Bank. All Scotiabankers are required to receive, read and comply with our Code, and any other applicable Scotiabank policies and affirm their compliance within the required timeline on an annual basis.
- **ScotiaBond:** the Bank's culture ambition reflects the Bank's values and behaviours. Our values are: Client-centric – Deliver a differentiated experience that creates value for our clients; Integrity – Make the right decisions for our clients, each other, and our Bank; Inclusion – Value and leverage differences and diverse perspectives; Accountability – Take initiative to sustainably and profitably grow our Bank.
- **Communication:** the Bank actively communicates risk appetite to help embed appropriate risk taking into the Bank's Risk Culture, to reinforce and champion ScotiaBond values and behaviours, and promote desired culture.
- **Training:** Risk Culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics.
- **Compensation:** the Bank's compensation, rewards and recognition, and incentive programs are designed to support and reinforce appropriate risk behaviours, ensure compliance with compensation-related principles and regulations and discourage behaviours that conflict with ScotiaBond values and behaviours, and our Code – ensuring undesired behaviours are not incentivized or rewarded.
- **Employee goals:** all employees across the Bank have an accountability goal assigned to them annually.
- **Executive mandates:** all Executives across the Bank have risk management responsibilities within their mandates.

Risk Identification and Measurement

Effective risk management requires a comprehensive process to identify risks and assess their materiality.

Risk Identification and Measurement encompasses both known and potential or unknown risks. The Bank's approach ensures that risks are not only identified through current exposures and trends but also proactively assessed for emerging threats and vulnerabilities that may not yet be fully understood or realized. This comprehensive view supports a resilient and forward-looking risk management framework.

The Bank defines Risk as the potential impact of deviations from expected outcomes on the Bank's earnings, capital, liquidity, reputation and resilience caused by internal and external vulnerabilities.

Risk Identification and Measurement is performed on an ongoing basis through the following:

- Transactions – risks, including credit and market exposures, are assessed by the business lines as risk owners with GRM providing review and effective challenge, as applicable
- Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis, top and emerging risks and internal and external significant adverse events impacting the Bank
- New Products and Services – new or significant change to products, services and/or supporting technology are assessed for potential risks through the New Initiatives Risk Assessment Program

- Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Operating Committee with advice and counsel from the Strategic Transactions and Investment Committee who provides direction and guidance on effective allocation and prioritization of resources

Risk Measurement

The Bank's measurement of risk is a key component of its risk management framework. The measurement methodologies may apply to a group of risks or a single risk type and are supported by an assessment of qualitative risk factors to ensure the level of risks are within the Bank's risk appetite. The Bank utilizes various risk techniques such as: models, stress testing, scenario and sensitivity analysis, and back testing using data with forward-looking projections based on plausible and worst-case economic and financial market events to support its risk measurement activities.

Internal Capital Adequacy Assessment Process (ICAAP)

On an annual basis, the Bank undergoes a Bank-wide Assessment of Risks that identifies the principal risks faced by the Bank for the Internal Capital Adequacy Assessment Process and the determination of internal capital. This process evaluates the risks and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income and therefore would be mitigated by internal capital. The process also reviews other evolving and emerging risks and includes qualitative considerations such as strategic, economic and ESG risk factors. The identified risks are ascribed a rating of how probable and impactful they may be and are used as an important input for the ICAAP and the determination of internal capital.

As part of this annual risk assessment process the Bank's Principal Risks for the year are identified through consultation with various risk owners and/or stakeholders and approved by the Operational Risk Committee and the Risk Management Committee.

Models

The use of quantitative risk methodologies and models is subject to effective oversight and a strong governance framework which includes the application of sound and experienced judgment. The development, design, independent review and testing, and approval of models are subject to the Model Risk Management Policy.

The Bank employs models for a number of important risk measurement and management processes including: regulatory and internal capital, internal risk management, valuation/pricing and financial reporting, meeting initial margin requirements, business decision-making for risk management, and stress testing.

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank's performance resulting from significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as financial crisis management planning. The development, approval and on-going review of the Bank's stress testing programs are subject to policy, and the oversight of the Stress & Scenarios Committee (SSC) or other management committees as appropriate. The SSC is also responsible for reviewing and approving stress testing, climate risk, and expected credit loss scenarios for implementation and use. Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital adequacy and/or allocation, funding requirements and strategy, risk appetite setting, and limit determinations. The stress testing programs are designed to capture a number of stress scenarios with differing severities and time horizons.

Other stress tests are conducted, as required, at the enterprise-wide level and within specific functional areas to test the decision-making processes of the senior management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include several complexities and disruptions through which senior management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision-making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Scenario Analysis

Scenario analysis is a forward-looking Operational Risk Management ("ORM") tool utilized by the Bank to actively manage risk by assessing low likelihood, high impact, hypothetical events. Through this process, hypothetical events are analyzed to allow for the identification of potential operational risks or threats and an assessment of the adequacy of controls. The output of this analysis may lead to a mitigation of risk exposures, and ultimately, a reduction in operational losses. This also allows for assessments related to material catastrophic risk exposures (e.g. technology or fraud scenarios, as well as physical risks related to climate change, earthquake, hurricane, forest fire, pandemics, and significant adverse events).

Risk Assessment and Control Management

Effective risk assessment and control management is foundational to the Bank's Risk Management Framework, it enables the organization to identify, evaluate, manage and control risks in alignment with its strategic objectives and risk appetite.

Risk Assessments

The Bank has developed key risk assessment processes to comprehensively assess materiality of risks and effectiveness of controls to ensure risks are effectively managed.

Risk Response Strategies

Risk response is the process for designing and implementing actions to address risk issues to ensure risks are managed proactively and effectively to minimize any impact on the Bank. Key strategies include:

- **Risk Mitigation:** Involves taking steps to reduce the likelihood or impact of a risk. This process begins when the Risk Owner's management acknowledges the risk and determines a corrective action plan.

- **Risk Avoidance:** Risks are avoided when management determines that the risk is outside of the risk appetite or that a cost-effective solution is not available and decides not to pursue the activity which creates the risk.
- **Risk Transfer:** Risks are transferred when management acknowledges the risk and determines that the risk is more appropriately covered by insurance.

Controls

The Bank's risk control activities are integral to maintaining a robust risk management environment and is an important component of corporate governance. The Bank is committed to meet OSFI's requirements and guidelines when conducting business activities which involve exposure to risk.

The Bank's Internal Control System is designed to mitigate risks to the Bank and ensure that control activities are defined at every level of the organization, including approval and authorization limits, segregation of duties, physical and logical access controls, and information processing and reconciliation controls. Internal control underpins all activities the Bank undertakes to meet its objectives and its obligations to all its stakeholders.

Risk Monitoring and Testing

The Bank is committed to remaining vigilant and responsive to potential risks to ensure that all business activities operate within the approved risk appetite limits, thresholds, or guidelines. This proactive approach to risk management is essential for safeguarding the Bank's financial stability, reputation, and regulatory compliance. By maintaining a comprehensive view of risk exposures, the Bank can promptly address any emerging threats and ensure that its risk profile remains within the established risk appetite. A component of risk monitoring is business oversight in which the effectiveness of controls and identification of issues or trends are discussed in committee meetings or similar forums. Risk Monitoring also includes surveillance monitoring in which employee and client activities are reviewed to identify instances of misconduct or non-compliance.

Metric Monitoring

Risk Appetite Metrics are Key Risk Indicators (KRIs) that are monitored as part of the Enterprise Risk Appetite Framework. Management monitors additional metrics, such as KRIs, Key Performance Indicators (KPIs), and Key Control Indicators (KCIs) that assist in the oversight of risk management activities across the Bank.

Risk Limits

Risk limits are a fundamental mechanism for governing risk-taking activities within the boundaries established by the Board of Directors and executive management. These limits are aligned with the Bank's approved risk appetite and tolerances and are designed to ensure that risk exposures remain within acceptable levels across financial, operational, compliance, and strategic dimensions.

Limits serve to:

- Reinforce accountability by clearly assigning responsibility for managing risk within defined thresholds.
- Prevent excessive risk-taking that could compromise the Bank's financial stability, reputation, or regulatory compliance.
- Promote a culture of risk awareness and disciplined decision-making throughout the organisation.

By setting clear and measurable boundaries, limits support the effective implementation of the Bank's risk management strategy and ensure consistency with its overall risk governance framework.

Testing Procedures

Testing is a critical component of the Bank's risk monitoring activities. It provides assurance that internal controls are appropriately designed and operating effectively to mitigate risks. The Bank's testing program supports proactive risk management by identifying control weaknesses, supporting the validation of remediation efforts, and reinforcing accountability across the First and Second Lines of Defence.

Testing activities are risk-based and prioritized according to, among other factors, the materiality and complexity of the control environment, regulatory expectations, and the maturity of existing monitoring. Annual testing plans are subject to review and approval by relevant governance committees. Testing may include walkthroughs, control design assessments, data analysis techniques and operating effectiveness testing using sampling methodologies.

Reporting and Escalation

Reporting Process

Within the ERM framework, regular updates to senior management and the Board, including the Enterprise Risk Management (ERM) Quarterly Risk Report (QRR), provide aggregate measures of risk across the Bank's global operations. These reports ensure adherence to risk appetite and limits while offering a clear overview of the Bank's risk profile and performance. Senior leadership uses this information to assess the organization's risk exposure.

Escalations

The Bank's escalation processes are crucial for risk monitoring and reporting, ensuring timely identification and communication of potential risks. Risk owners are responsible for continuously tracking risk metrics and identifying any breaches of limits or early warning thresholds. When breaches of early warning thresholds or risk appetite limits occur, or if there are any other deteriorating trends in the risk profile that could impact the organization's stability and performance, risk owners must promptly escalate these issues to senior management and/or the Board. This ensures that timely and necessary actions can be taken to mitigate the risks and maintain the Bank's risk posture and compliance with regulatory requirements.

T43 Exposure to risks arising from the activities of the Bank's businesses



The Bank

Business Lines	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other
Business Activities	• Deposits • Accounts services • Credit and lending • Commercial banking • Payments and cash management • Advisory services	• Deposits • Accounts services • Credit and lending • Commercial banking • Payments and cash management • Advisory services	• Asset management • Advisory services • Online brokerage • Deposits • Credit and lending	• Deposits • Accounts services • Corporate lending • Equity and debt underwriting • M&A advisory services • Capital markets products & services • Foreign exchange • Payments and cash management	• Group treasury • Other control functions
Balance Sheet	• Average assets $463bn	• Average assets $227bn	• Average assets $38bn	• Average assets $509bn	• Average assets[1] $228bn
Attributed Capital[2]	• Attributed Capital $21.0bn • Proportion of Bank 30.0% Comprised of: • Credit risk 72% • Market risk -% • Operational risk 7% • Other[3] 21%	• Attributed Capital $18.1bn • Proportion of Bank 25% Comprised of: • Credit risk 70% • Market risk 2% • Operational risk 9% • Other[3] 19%	• Attributed Capital $10.4bn • Proportion of Bank 15% Comprised of: • Credit risk 18% • Market risk -% • Operational risk 7% • Other[3] 75%	• Attributed Capital $15.0bn • Proportion of Bank 21% Comprised of: • Credit risk 65% • Market risk 8% • Operational risk 9% • Other[3] 18%	• Attributed Capital $6.5bn • Proportion of Bank 9% Comprised of: • Credit risk 32% • Market risk 1% • Operational risk 9% • Other[3] 58%
Risk-Weighted Assets[4]	• RWA $156.1bn • Proportion of Bank 33% Comprised of: • Credit risk 91% • Market risk -% • Operational risk 9%	• RWA $146.5bn • Proportion of Bank 31% Comprised of: • Credit risk 88% • Market risk 2% • Operational risk 10%	• RWA $26.3bn • Proportion of Bank 6% Comprised of: • Credit risk 72% • Market risk -% • Operational risk 28%	• RWA $113.0bn • Proportion of Bank 24% Comprised of: • Credit risk 80% • Market risk 8% • Operational risk 12%	• RWA $32.5bn • Proportion of Bank 6% Comprised of: • Credit risk 80% • Market risk 2% • Operational risk 18%

Credit, market, liquidity, money laundering, terrorist financing and sanctions, operational, cyber security and information technology, compliance, environmental, data, model, reputational and strategic risk.

(1) Average assets for the Other segment include certain non-earning assets related to the business lines.
(2) Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital.
(3) Includes Attributed Capital for significant investments, goodwill, intangibles and leverage capital.
(4) Risk-weighted assets (RWA) are as at October 31, 2025 as measured for regulatory purposes in accordance with Basel III.

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially affect the Bank's business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks and drivers of those risks to undertake appropriate risk mitigation strategies.

Risk drivers are identified using a risk identification system whereby information is gathered and consolidated from a variety of internal and external sources including industry research and peer analysis, Senior Management expertise, and risk reporting from our international operations. The results of this research, in conjunction with internal risk assessments across the Bank's principal risks and Business Lines, help identify the impact of top and emerging risk drivers, which, along with mitigation activities, are summarized and reported to Executives and the Board of Directors on a quarterly basis.

The external risk environment continues to be characterized by an unprecedented rate of change and interconnectivity on a global scale. Drivers of risk are becoming less predictable and require a more agile approach to respond quickly to mitigate their impacts. While emerging risk drivers continue to be concentrated in non-financial areas, they have the potential to interact and amplify other top risks, including financial ones, in ways that can be difficult to predict. This year, the impacts of U.S. imposed tariffs and continued trade and government policy uncertainty have been key interconnected risk drivers.

The Bank's top and emerging risk drivers are as follows:

Evolving Cyber Threats

As technology advances, cyber threats continue to evolve in sophistication and scope, which could impact the Bank directly and/or its third-party service providers. These threats manifest as attacks on critical functions or infrastructure, including but not limited to, client facing systems and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. The inherent risk of cyber threats continues to increase as attack surfaces grow with the adoption of new technologies and cloud services. Geopolitical conflicts have increased the severity and frequency of cyber threats and state-sanctioned cyber attacks on critical infrastructure, public facing services and emerging technologies. Advancements in Generative AI and Large Language Models (LLM) create additional attack vectors that enable new forms of cyber attacks to commit fraud or exfiltrate sensitive data and personally identifiable information.

The Bank's overall cyber security and IT program continues to adapt to the evolving and complex cyber threat landscape, and investments in cyber defences, including proactive and adaptive security measures, and IT infrastructure to strengthen its operational resilience. As threat actors look to exploit the weakest link in a system, frequent monitoring of critical suppliers and effective contingency planning helps mitigate the vulnerability to cyber attacks on third parties and safeguards critical assets to ensure business continuity. The Bank also maintains cyber insurance coverage to help mitigate potential losses linked to cyber incidents. The insurance coverage limit is regularly reviewed and evaluated to ensure it meets the Bank's needs.

Tariffs and Trade Policy Uncertainty

Heightened economic uncertainty driven by the impact of tariffs and changing government policy may contribute to a slowdown in economic and trade activity. This is occurring in an already uncertain macroeconomic environment for the Bank's clients who may also be dealing with higher borrowing costs and could further dampen consumer demand and investor confidence. In addition, existing sectoral and non-CUSMA compliant goods tariffs on Mexico and Canada could impact key exports creating headwinds for the Bank in its priority markets.

Proactive provisioning, stress testing, and regular monitoring of the environment supports the Bank's preparedness for a significant downturn, while fostering a deeper understanding of how evolving conditions affect the Bank's risk profiles and business performance. Ongoing monitoring of liquidity, deposit levels, and credit quality keeps the Bank adept in responding to this changing environment and protects against potential impacts of macroeconomic uncertainty. Portfolios are monitored for delinquency trends, and collections measures are being deployed to mitigate potential impacts to the Bank's most vulnerable borrowers.

Client Repayment Vulnerability and Recession Risks

After a period of elevated interest rates, most central banks have lowered their policy rates, which should support economies that are actively dealing with tariffs and economic uncertainty. As well, the lag effects of higher interest rates may continue to increase portfolio impacts, including provisions and delinquencies as clients continue to face higher refinancing costs, weakening consumer demand and higher unemployment. This environment also increases the risk of recession or a market downturn, which can put further pressure on consumer and business confidence, loan demand and real estate markets and may result in lower earnings and higher credit losses for the Bank.

The Bank has measures in place to monitor and mitigate impacts on its portfolios (i.e., stress testing, downturn readiness playbooks), while continuing its proactive client outreach. The effectiveness of collection efforts remains critical to sustaining momentum in impaired loan management and driving overall portfolio health. In addition, the Bank's strategic shift places focus on allocating capital to more mature, priority markets with an emphasis on lower cost deposits and client primacy that helps reduce credit risk.

Changing Government Policy

Recent developments suggest a possible trend toward increased government engagement in economic and regulatory matters that may include more active fiscal measures aimed at achieving specific outcomes. Though the direction of such policies remains uncertain, governments are working towards increasing economic growth, national strength and resilience, including more restrictive trade policies, promotion of industrial policy and supporting national corporate champions. This new policy environment will create uncertainty as previous rules and operating principles for businesses are upended that could result in inflation, higher longer term borrowing costs and sovereign risk concerns. It could also lead to headwinds for the Bank in its priority markets, particularly the North American corridor, as political relationships change and policy uncertainty accelerates, requiring strategic adjustments.

Government Affairs, Compliance, Global AML and Economics teams continue to monitor the changing political and economic landscape across the Bank's operating footprint, communicating broadly to clients and employees, and supporting stress testing and scenario analysis. These teams regularly update the Bank's leadership to support a continuous understanding of the evolving environment and its impact on the Bank's risk profile, strategy and business performance. In Canada, recent legislative efforts, such as the One Canadian Economy Act, may help advance major projects and stimulate economic activity, potentially supporting loan demand and employment.

Climate Change

Rising costs of climate change and new climate guidelines increase regulatory oversight and stakeholder expectations to demonstrate strong governance in managing climate risks. The increased intensity and frequency of severe weather events highlights the potential impacts of diverse physical risks due to climate change, which include damage to properties and disruptions to operations that can negatively impact profitability. The changing corporate and political environment in the US and Canada could result in reduced support for climate-related regulation and funding for climate initiatives, creating uncertainty that could limit clients' ability or willingness to reduce emissions. Under current laws and evolving climate regulations, which include management of nature-related risks and their impacts, making exaggerated or misleading sustainability claims or "greenwashing", either intentionally or due to data collection and reporting challenges, can create legal and reputational risks. For further details please refer to the ESG Risk section on page 113.

The Bank continues to maintain compliance with evolving climate regulations across its global footprint. To manage physical risks, there are several mechanisms to identify, mitigate, and assess potential Bank losses, while disaster recovery planning is focused on ensuring uninterrupted operations for localized disasters and weather-related events. The Bank has a public ESG policy that restricts lending to the Oil & Gas industry within the Arctic, thermal coal mining or coal power generation and new nature-related sustainability policies for activities in UNESCO World Heritage sites and RAMSAR wetlands.

Geopolitical Tensions

The potential for political miscalculations and conflict escalations remains a key concern. Geopolitical uncertainty and a fracturing global economy continues as many geopolitical conflicts remain unresolved, including U.S.-China tensions, the continuing war in Ukraine, and the ongoing conflict in the Middle East. Geopolitical tensions are accelerating in complexity and speed with risk increasingly manifesting in interconnected ways that could disrupt global trade, supply chains or operations, and cause market volatility. Financial institutions have limited influence over broad geopolitical dynamics and resulting impacts could require strategic adjustments to manage changes to client and investor confidence and to address a higher risk of financial instability.

The Bank seeks to grow and do business in countries that have a track record of economic growth and institutional stability, while continuing to invest in its priority markets within the North American corridor. The Bank monitors geopolitical developments through various pillars and threat intelligence coordination, and monitors regions with geopolitical conflicts to ensure operations, including sanctions related controls continue to be fully compliant with evolving laws. The Bank's stress testing programs help evaluate the potential impacts of severe economic scenarios, and the Bank can draw from its extensive experience operating in emerging markets across the globe to manage volatility, and right scaling exposure when necessary. As well, the Bank's strong and varied client base, robust liquidity levels and diversified funding programs help manage disruptions or market dislocations.

Increasing Regulatory Scrutiny and Changing Regulatory Landscape

As a global financial institution, the Bank operates under various legal and regulatory frameworks that affect its businesses. The growing volume, complexity, and pace of regulatory obligations, combined with continued scrutiny and increasing fines and penalties across the Bank's footprint is competing for limited resources and is a challenge when balancing compliance with innovation amidst growing competition in the non-regulated financial industry. The Bank strives to monitor and evaluate the emerging regulatory developments and to implement the necessary changes to ensure compliance. However, any inadvertent non-compliance may expose the Bank to fines, penalties, litigation, regulatory sanctions, enforcement actions and restrictions or prohibitions on its business activities. These consequences may adversely affect the Bank's financial performance, its business strategy execution and its reputation.

The Bank continues to monitor changes in regulatory guidance from regulators and to assess the impact of new regulations and increasing scrutiny across its operating footprint. It continues to coordinate regulatory examinations as part of its compliance program and work with peers to promote consistent guidance and requirements across jurisdictions. Although some regulators have indicated a desire to ease financial rules to support lending and economic growth, the Bank is continuing to invest in infrastructure to address immediate compliance challenges while building resilience for the years ahead, supported by a robust funding model and risk culture with the appropriate regulatory talent. For additional information on some of the key regulatory developments that potentially impact the Bank's operations, see "Regulatory Developments" on page 120.

Increasing Reliance on Third Party Services

The Bank continues to rely on third parties for the delivery of some critical services. The growing concentration of dominant third and nth parties for the delivery of these critical services, combined with attempts to keep up with technological advancements requires oversight and monitoring of complex third- and nth-party arrangements, and their compensating controls. Using third-party service providers increases the risk of attacks, breaches, or disruptions due to the Bank's reduced oversight and control over their technology and security. This can interrupt critical functions or infrastructure, including but not limited to, client facing systems and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. Resiliency and preparedness for third party disruptions, including contingency planning and identification of alternative vendors, is an area of increasing focus.

The Bank aims to be "Resilient by Design" and has established an operational resilience program to support engagements with third party service providers, including defining critical suppliers, enhancing continuous monitoring, increasing the frequency of risk assessments and developing vendor disruption strategies. The Bank continues to invest in enhancing its governance of third parties, resourcing capabilities, and technology to ensure it manages third party risk prudently.

External Fraud, Scams and Insider Risks

The Bank and the industry as a whole continues to be exposed to the threat of increasing fraud given the uncertain economic climate, rapid digitization, and the adoption of new technologies. The Bank anticipates that it will continue to experience fraud losses driven by external threats and scams, including first party fraud. First party fraud involves deceptive actions by clients who knowingly engage in false or deceptive activities relating to financial transactions on an account issued in their name for personal gain. As well, the financial industry continues to observe an increased number of insider risk cases, leading to new or emerging threats. These cases can lead to data being compromised, intellectual property theft, business disruptions, as well as regulatory, operational and compliance risks. It can also lead to fraud, which historically has been driven by external factors, including service providers to the Bank and its customers.

Despite the Bank's investments in fraud prevention and detection programs, capabilities, measures and defences, it may not prevent against all fraudulent activity which could result in financial loss, reputational damage or operational disruptions in the Bank's businesses. The Bank is continuously enhancing its fraud oversight functions and governance structures to ensure a coordinated response to fraud attacks and to support future business growth in line with its strategy.

Data Quality and Availability

The increasing role of data in processes, models and operations, its potential for bias, and the increasing sensitivities and concerns on appropriate use of data in the decision-making process, can all result in reputational risk. Models leveraging data with poor quality may impair the Bank's ability to meet regulatory disclosure requirements and increase compliance and operational costs. As data volumes grow exponentially, driven in part by Gen AI, the risk of inaccurate, incomplete, or untimely data is increasing. This can hinder effective reporting, governance, and risk profiling, and may compromise compliance with regulatory requirements, including the accuracy of disclosures. Challenges in data availability and quality amplify these risks, potentially impacting decision making and leading to higher costs.

The Bank has policies that outline guiding principles on how to manage the risks of using data, in alignment to the latest regulations on data and AI, while incorporating data ethics into its Code and training. The Bank continues to modernize its data management processes, expanding data governance and increasing the scope and thoroughness of its data quality validations.

Rapid AI Adoption

AI introduces risks such as operational disruptions, security vulnerabilities, including a higher risk of fraud, regulatory challenges, and ethical concerns. Maintaining competitiveness through AI adoption including Gen AI, Agentic AI and LLM is vital for the Bank as it aims to leverage the technology for improved decision-making, enhanced client experience and process optimisation. However, keeping pace with the latest advancements poses new risks, including additional model governance requirements, potential copyright and intellectual property infringement, spread of misinformation and inaccuracy of outputs, which could ultimately erode consumer trust and confidence. Rapid adoption and ease of use of Gen AI and Agentic AI technologies also leads to increased competitive pressures from non-regulated FinTech companies that have lower cost structures and regulator oversight.

The Bank is addressing the risks of further AI adoption, including malicious use, data vulnerabilities, and regulatory scrutiny, by operationalizing its AI Risk Management Program through cross functional collaboration and embedding robust procedures across business units, while increasing employee awareness by expanding training, ultimately building trust and oversight across the organization. To address the increasing regulatory scrutiny on the use of AI, and potentially inconsistent AI rules across jurisdictions, the Bank must stay abreast of emerging regulations and continue to establish robust governance with adaptable risk management frameworks as it continues to expand its use of emerging AI technologies across different geographies.

Technology Modernization

Outdated software and complex technology infrastructure can lead to ineffective change management, increased regulatory and strategic risk, and require investments to adapt to new technologies and react to competitive risks. Risks and impacts emanating from digital innovations such as cloud computing, Gen AI, machine learning and process automation, require continued investments to respond to changing customer needs, regulatory expectations, and cyber threats, while staying competitive with peers and new entrants. Rapid digitalization has created greater dependency on technology to carry out critical business processes and as digital service usage continues to increase, stakeholder tolerance for downtime has reduced.

Technology is a focus for the Bank and is a key enabler for the Bank's clients to do business easily, for automating processes, and for driving innovation, including better risk analytics. Managing legacy IT platforms to stay competitive with digital-first players that offer faster, cheaper, and more accessible services requires the Bank to continue investing in digital infrastructure, enhancements to cybersecurity, while adapting to new technologies. The Bank is strategically increasing its technology investments to address legacy platforms, which should reduce system vulnerabilities and increase flexibility to adopt new technologies cost-effectively. The Bank remains focused on ensuring sufficient resourcing for software updates and to accelerate the remediation of expired software, while cloud investments should support software modernization and application rationalization.

Change Management

Change management and execution risks could remain elevated as the pace of regulatory projects and scale of transformational efforts across the Bank accelerates. It remains essential that change execution is managed effectively by modernizing critical technology and mitigating key person risk. Successful project delivery in support of the Bank's strategy could be at risk if overdue regulatory actions, resource constraints and maintenance of critical operations is not addressed.

The Bank continues to strengthen its issues management processes to mitigate against execution risk by enhancing the reporting and tracking of issues to further improve visibility and oversight, and to improve closure rates. As well, processes and operations are managed through a structured risk framework that insists on strong governance, ongoing project assessments through the life cycle, a separation of duties, and thorough testing, supported by post-implementation reviews.

Contagion Risks

The external risk landscape remains defined by an extraordinary pace of change and global interconnectivity. Risk drivers have the potential to interact with and intensify key financial and non-financial risks in complex and unforeseen ways. This high degree of interconnectedness is intensifying as interdependencies among top risk drivers deepen – where a cyber breach can cascade into operational outages, liquidity stress, and reputational damage, while credit deterioration in stressed sectors can trigger funding challenges and regulatory pressures – creating systemic vulnerabilities that amplify overall impact across the Bank.

These increasingly unpredictable risk drivers can lead to contagion risks and demand a more agile and responsive approach to mitigation. The Bank actively monitors the risk environment across its operating footprint and coordinates responses to events across stakeholders and functional groups. Stress testing programmes are used to evaluate the potential impact of severe economic scenarios, while scenario planning helps the Bank prepare for a range of interconnected risk events and explore a range of possible future impacts – such as economic downturns, regulatory shifts, or climate-related disruptions – and assess their potential impact on operations, portfolios, and strategy. By modeling these scenarios, the Bank can identify vulnerabilities, test the resilience of its risk frameworks and enhance decision-making.

The grey shaded text and tables marked with an asterisk (*) in the following sections of Management's Discussion and Analysis (MD&A) form an integral part of the Bank's 2025 Consolidated Financial Statements. These disclosures are presented in accordance with IFRS 7, Financial Instruments: Disclosures, which permits specific risk information to be disclosed in the MD&A and incorporated by cross-reference in the financial statements. These sections provide discussion on the Bank's risk management framework to monitor, evaluate, measure and manage credit, market and liquidity risk. As such, these shaded sections should be read in conjunction with the 2025 Consolidated Financial Statements.

Principal Risks – Financial

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank's direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit risk summary

- The Bank's overall loan book as of October 31, 2025 increased to $779 billion versus $768 billion as of October 31, 2024, led by an increase in Residential mortgages, despite decline in Business and Government lending. Residential mortgages were $370 billion as of October 31, 2025, with 84% in Canada. The corporate loan book, which accounts for 36% of the total loan book is composed of 50% of loans with an investment grade rating as of October 31, 2025, compared to 51% of the total loan book in October 31, 2024.
- Loans and acceptances (Personal, and Business and Government lending) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 68%, United States 8%, Chile 7%, Mexico 6% and Other 11%). Financial Services constitutes 4% of overall gross exposures (before consideration of collateral) and was $32 billion. These exposures are predominately to highly rated counterparties and are generally collateralized.

The effective management of credit risk requires the establishment of an appropriate risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank's Credit Risk Appetite limits annually and Credit Risk limits and thresholds biennially.

- The objectives of the Credit Risk Appetite are to ensure that:
  - target markets and product offerings are well defined at both the enterprise-wide and business line levels;
  - the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
  - transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank's risk appetite.
- The Credit Risk Policy articulates the credit risk management framework, including:
  - credit risk management policies;
  - delegation of authority;
  - the credit risk management program;
  - credit risk management for trading and investment activities; and
  - Single Name and Aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the methodology and calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by various business lines and/or by major industry type. Aggregate credit risk limits for each of these segments are also reviewed and approved biennially by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Management Committee and, when significant, to the Board.

Risk measures

The Bank's credit risk rating systems support the determination of key credit risk parameter estimates (Probability of Default (PD), Loss-Given-Default (LGD) and Exposure at Default (EAD)) that are applicable to both Retail and Business Banking portfolios and are designed to measure customer credit and transaction risk. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank's credit risk rating system is subject to a comprehensive validation, governance and oversight framework. The objectives of this framework are to ensure that:

- Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed, and that the results of each process are adequately documented; and
- The validation process represents an effective challenge to the design and development process including an assessment of risk measures.

The Bank's credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design, and development of credit risk rating methodologies and parameters. Separate units within GRM are responsible for validation and review. The operation of these separate units is functionally independent from the business units responsible for originating exposures. Within GRM, these units are also independent from the units involved in risk rating approval and credit adjudication.

Business Banking credit risk ratings and associated risk parameters affect lending decisions, and loan pricing. Both Business Banking and Retail Banking's credit risk rating systems affect the computation of the allowance for credit losses, and regulatory capital.

Corporate and commercial

Corporate and commercial credit exposure arises in the Bank's business lines.

Risk ratings

The Bank's risk rating system utilizes internal grade (IG) ratings – a 17 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank's IG ratings and external agency ratings is shown in table T35.

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where a credit exceeds the authority delegated to a credit unit, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

- The borrower's management;
- The borrower's current and projected financial results and credit statistics;
- The industry in which the borrower operates;
- Environmental and Climate Change risks (including regulatory or reputational impacts);
- Economic trends; and
- Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank's risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer's financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank's adjudication limits. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts management group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security
Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower's deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants, including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification, including certification by banking officers during initial, annual, and periodic reviews, that collateral values/ margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value, etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank's decision to make the loan. Moreover, in rendering an opinion of the property's market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i. comparable sales approach

ii. replacement cost approach

iii. income approach

The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions.

When third party appraisers are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates based on comparables, reversionary calculations or the income capitalization approach.

Traded products

Traded products are transactions such as OTC derivatives (including foreign exchange and commodity based transactions), and Securities Financing Transactions (including repurchase/reverse repurchase agreements, and securities lending/borrowing). Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty's obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong-way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party's view of the other party's creditworthiness. CSAs and regulation in some jurisdictions can require both parties to post initial margin (regulatory and non-regulatory). CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 88% of the credit risk. Approximately 31% of the Bank's derivative counterparty exposures are to bank counterparties, as defined under Basel III revision. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2025. No individual exposure to an investment grade bilateral counterparty exceeded $1,679 million and no individual exposure to a corporate counterparty exceeded $1,233 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions and limit assignments for consumer loans are processed by proven adjudication software and are based on strategies that utilize a robust combination of key financial and customer risk indicators and segmentation in addition to credit bureau information and internal risk ratings generated using predictive credit scoring models.

The Bank's credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans in line with our risk appetite. The Bank's rigorous credit underwriting and retail risk strategies and modeling methodologies are more customer focused than product focused. The Bank's view is that a customer-centric approach provides better risk assessment than product-based approaches, a more consistent experience to the customer, and should result in lower loan losses over time.

All credit scoring and policy changes are primarily initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed at least monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank's consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer's credit history and/or internal credit score. The Bank's automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

Customer behavior characteristics which are used as inputs within the Bank's Basel III AIRB models are consistent with those used by the Bank's Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisals (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVMs.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank's senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit Quality

IFRS 9 Financial Instruments, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.

The Bank's models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. In the current year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank's view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as at October 31, 2025 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.

U.S. trade policies and related uncertainty have shaped the economic environment over the past year and weighed on the outlook. The Canadian and U.S. forecasts have been adjusted frequently as new developments emerged. In Canada, tariff-sensitive sectors and regions are showing earlier-than-expected weakness, resulting in a softer 2025 growth profile than expected last year. In contrast, the U.S. has shown surprising resilience, supported by strong AI-related activity. As a result, the U.S. growth profile for 2025 is slightly stronger than forecast last year. Persistent upside surprises to U.S. growth, combined with stubborn inflation, delayed the start of monetary easing relative to last year's expectations. With inflation in both countries now closer to target and economic activity softening, the Bank of Canada and the U.S. Federal Reserve have shifted their focus from inflation control toward supporting growth, though upside inflation risks remain. Economic activity in both countries is expected to improve somewhat in 2026 as tariff impacts fade and, in Canada, as stimulus measures and infrastructure plans from the federal budget take effect.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of 7.5% on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 190 for all key variables). Further changes in these variables up to the date of the consolidated financial statements are incorporated through expert credit judgement.

Gross Domestic Product (GDP): Relative to last year, GDP levels in both countries are higher due to historical data revisions. In Canada, we expect growth of about 1.2% in 2025 – a slower pace than anticipated last year, reflecting tariff impacts – before modestly improving to 1.6% in 2026, remaining below potential in both years. In contrast, deterioration in the U.S. outlook is expected to continue into 2026, with growth projected at 1.8% in 2025 and slowing further to 1.4% in 2026.

Canada Real GDP


CAD, trillions (ch. $2017)
Range of Estimated Scenarios
Baseline (October 31, 2025)
Baseline (October 31, 2024)

US Real GDP


USD, trillions (ch. $2017)
Range of Estimated Scenarios
Baseline (October 31, 2025)
Baseline (October 31, 2024)

Unemployment Rate: The base case scenario anticipates a rise in the unemployment rate in both Canada and the U.S. from current levels and relative to last year. In Canada, the unemployment rate is projected to peak at 7.3% at the end of 2025 before gradually normalizing. In the U.S., it is expected to peak at about 4.5% in early 2026 before stabilizing.

Canada Unemployment Rate


%
Range of Estimated Scenarios
Baseline (October 31, 2025)
Baseline (October 31, 2024)

US Unemployment Rate


%
Range of Estimated Scenarios
Baseline (October 31, 2025)
Baseline (October 31, 2024)

T44 Allowance for credit losses by business line

As at October 31 ($ millions)	2025	2024
Canadian Banking		
Retail	$ 2,301	$ 1,977
Commercial	803	614
	$ 3,104	$ 2,591
International Banking		
Retail		
Caribbean and Central America	$ 381	$ 424
Mexico	782	598
Peru	524	607
Chile	757	617
Colombia	376	354
Other	103	92
Commercial	1,160	1,006
	$ 4,083	$ 3,698
Global Wealth Management	$ 52	$ 47
Global Banking and Markets	$ 223	$ 198
Other	$ 1	$ 2
Allowance for credit losses on loans	$ 7,463	$ 6,536
Allowance for credit losses on:		
Acceptances	$ 1	$ 1
Off-balance sheet exposures	175	186
Debt securities and deposits with financial institutions	15	13
Total Allowance for credit losses	$ 7,654	$ 6,736

Allowance for credit losses

The total allowance for credit losses as at October 31, 2025 was $7,654 million compared to $6,736 million in the prior year. The allowance for credit losses ratio was 98 basis points, an increase of 10 basis points. The allowance for credit losses for loans was $7,463 million, an increase of $927 million from October 31, 2024.

The allowance for credit losses on performing loans was higher at $5,122 million compared to $4,482 million as at October 31, 2024. The allowance for performing loans ratio was 68 basis points, an increase of seven basis points. The increase was driven by credit quality migration and deterioration in the macroeconomic outlook in Canadian Banking and International retail portfolio growth. This also reflects the continued uncertainty related to U.S. tariffs, primarily impacting the Canadian Banking portfolios. The impact of foreign currency translation increased the allowance by $151 million.

The allowance for credit losses on impaired loans increased by $287 million to $2,341 million from $2,054 million last year. The allowance for credit losses on impaired loans ratio was 30 basis points, an increase of three basis points. The increase was due primarily to higher provisions in Canadian and International Banking, and the impact of foreign currency translation of $104 million.

The allowance for credit losses on impaired loans in Canadian Banking increased by $116 million to $667 million, due primarily to higher commercial and retail provisions. In International Banking, the allowance for credit losses on impaired loans increased by $194 million to $1,653 million, due primarily to higher retail and commercial provisions, and the impact of foreign currency translation. In Global Banking and Markets, the allowance for credit losses on impaired loans decreased by $20 million to $3 million, mainly due to the write-off of one account. In Global Wealth Management, the allowance for credit losses on impaired loans decreased by $3 million to $18 million.

T45 Impaired loans by business line

As at October 31 ($ millions)	2025 Gross impaired loans	2025 Allowance for credit losses	2025 Net impaired loans	2024 Gross impaired loans	2024 Allowance for credit losses	2024 Net impaired loans
Canadian Banking						
Retail	$ 1,368	$ 413	$ 955	$ 1,212	$ 365	$ 847
Commercial	911	254	657	840	186	654
	$ 2,279	$ 667	$ 1,612	$ 2,052	$ 551	$ 1,501
International Banking						
Caribbean and Central America	$ 578	$ 157	$ 421	$ 665	$ 158	$ 507
Latin America						
Mexico	1,494	535	959	1,343	424	919
Peru	818	400	418	715	385	330
Chile	1,412	328	1,084	1,249	281	968
Colombia	364	132	232	322	109	213
Other Latin America	149	101	48	166	102	64
Total Latin America	4,237	1,496	2,741	3,795	1,301	2,494
	$ 4,815	$ 1,653	$ 3,162	$ 4,460	$ 1,459	$ 3,001
Global Wealth Management	$ 92	$ 18	$ 74	$ 71	$ 21	$ 50
Global Banking and Markets						
Canada	$ 58	$ 3	$ 55	$ 47	$ 1	$ 46
U.S.	–	–	–	109	22	87
Asia and Europe	–	–	–	–	–	–
	$ 58	$ 3	$ 55	$ 156	$ 23	$ 133
Totals	$ 7,244	$ 2,341	$ 4,903	$ 6,739	$ 2,054	$ 4,685

Impaired loan metrics

As at October 31 ($ millions)	Net impaired loans 2025	2024
Net impaired loans as a % of loans and acceptances[1]	**0.63%**	0.61%
Allowance against impaired loans as a % of gross impaired loans[1]	**32%**	30%

(1) Refer to Glossary on page 136 for the description of the measure.

Impaired loans

Gross impaired loans increased to $7,244 million as at October 31, 2025, from $6,739 million last year. The increase was due primarily to formations mainly in Canadian Banking and International retail portfolio, as well as the impact of foreign currency translation.

Impaired loans in Canadian Banking increased by $227 million, due primarily to higher formations in the commercial and retail portfolios, mainly mortgages and unsecured portfolios. In International Banking, impaired loans increased by $355 million, due primarily to retail formations in Mexico and Chile, as well as the impact of foreign currency translation. Impaired loans in Global Banking and Markets decreased by $98 million, due primarily to higher write-offs and lower formations. Impaired loans in Global Wealth Management increased by $21 million due to new formations. The gross impaired loan ratio was 93 basis points as at October 31, 2025, an increase of five basis points.

Net impaired loans, after deducting the allowance for credit losses, were $4,903 million as at October 31, 2025, an increase of $218 million from the prior year. Net impaired loans as a percentage of loans and acceptances were 0.63% as at October 31, 2025, an increase of two basis point from 0.61% last year.

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio increased by $156 million or 13% from last year, due primarily to higher formations in mortgages and unsecured portfolios. The allowance for credit losses on impaired loans in the retail portfolio was $413 million, up $48 million or 13% from last year due to higher formations.

In the commercial loan portfolio, gross impaired loans increased $71 million to $911 million due primarily to higher formations. The allowance for credit losses on impaired loans was $254 million, up $68 million or 37% from last year due to higher formations.

International Banking

In the retail portfolio, gross impaired loans increased by $315 million to $2,567 million, due primarily to higher formations in Mexico and Chile, as well as the impact of foreign currency translation. The allowance for credit losses on impaired loans in the retail portfolio was $1,020 million, an increase of $126 million or 14% from last year, due primarily to higher formations, as well as the impact of foreign currency translation.

In the commercial portfolio, gross impaired loans were $2,248 million, an increase of $40 million from last year, due primarily to the impact of foreign currency translation. The allowance for credit losses on impaired loans was $633 million, an increase of $68 million or 12% from last year, due primarily to higher formations as well as the impact of foreign currency translation.

Global Wealth Management

Gross impaired loans in Global Wealth Management were $92 million, an increase of $21 million from last year, due primarily to new formations. The allowance for credit losses on impaired loans was $18 million, a decrease of $3 million from last year due primarily to lower provisions.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets decreased by $98 million to $58 million, due primarily to lower formations and higher write-offs. The allowance for credit losses on impaired loans was $3 million, a decrease of $20 million from last year, due to higher write-offs.

Risk diversification

The Bank's exposure to various countries and types of borrowers are well diversified (see T64 and T67). Chart C27 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 37% of the total. Latin America was 19% of the total exposure and the U.S. was 8%.

Chart C28 shows loans and acceptances by type of borrower (see T67). Excluding loans to households, the largest industry exposures were real estate and construction (8%), financial services (4% including banks and non-banks) and wholesale and retail (4%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2025, loan sales totaled $0.6 billion, compared to $1.1 billion in 2024. As at October 31, 2025, no credit derivatives were used to mitigate loan exposures in the portfolios (October 31, 2024 – nil). The Bank actively monitors industry and country concentrations. As in the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.



C27 Well diversified in Canada and internationally... loans and acceptances, October 2025

- Canada – 68%
- United States – 8%
- Latin America – 19%
- Europe – 1%
- Caribbean and Central America – 3%
- Other – 1%



C28 ... and in household and business lending loans and acceptances, October 2025

- Corporate – 36%
- Credit cards – 2%
- Personal loans – 14%
- Residential mortgages – 48%

Real estate secured lending

A large portion of the Bank's lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2025, these loans accounted for $499 billion or 64% of the Bank's total loans and acceptances outstanding (October 31, 2024 – $475 billion or 62%). Of these, $394 billion or 79% are real estate secured loans (October 31, 2024 – $374 billion or 79%). The tables below provide more details by portfolio.

Insured and uninsured residential mortgages and home equity lines of credit
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T46 Insured and uninsured residential mortgages and HELOCs, by geographic areas[1]

	2025											
	Residential mortgages						Home equity lines of credit					
As at October 31	Insured[2]		Uninsured		Total		Insured[2]		Uninsured		Total	
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:[3]												
Atlantic provinces	$ 4,581	1.5	$ 7,466	2.4	$ 12,047	3.9	$ –	–	$ 1,095	4.7	$ 1,095	4.7
Quebec	7,364	2.4	13,879	4.4	21,243	6.8	–	–	1,287	5.5	1,287	5.5
Ontario	29,753	9.5	143,422	46.0	173,175	55.5	–	–	13,771	58.6	13,771	58.6
Manitoba & Saskatchewan	4,738	1.5	4,742	1.5	9,480	3.0	–	–	576	2.5	576	2.5
Alberta	14,096	4.5	18,335	5.9	32,431	10.4	–	–	2,289	9.7	2,289	9.7
British Columbia & Territories	10,417	3.3	53,338	17.1	63,755	20.4	–	–	4,475	19.0	4,475	19.0
Canada[4][5]	$ 70,949	22.7%	$ 241,182	77.3%	$ 312,131	100%	$ –	–%	$ 23,493	100%	$ 23,493	100%
International	–	–	58,060	100	58,060	100	–	–	–	–	–	–
Total	$ 70,949	19.2%	$ 299,242	80.8%	$ 370,191	100%	$ –	–%	$ 23,493	100%	$ 23,493	100%
	2024											
Canada[4][5]	$ 71,696	24.1%	$ 225,981	75.9%	$ 297,677	100%	$ –	–%	$ 23,297	100%	$ 23,297	100%
International	–	–	53,264	100	53,264	100	–	–	–	–	–	–
Total	$ 71,696	20.4%	$ 279,245	79.6%	$ 350,941	100%	$ –	–%	$ 23,297	100%	$ 23,297	100%

(1) The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2) Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(3) The province represents the location of the property in Canada.
(4) Includes multi-residential dwellings (4+ units) of $4,392 (October 31, 2024 – $3,796) of which $3,767 are insured (October 31, 2024 – $3,024).
(5) Variable rate mortgages account for 34% (October 31, 2024 – 30%) of the Bank's total Canadian residential mortgage portfolio.

Amortization period ranges for residential mortgages
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T47 Distribution of residential mortgages by remaining amortization periods, and by geographic areas[1]

	2025					
	Residential mortgages by remaining amortization periods					
As at October 31	Less than 20 years	20–24 years	25–29 years	30–34 years	35 years and greater	Total residential mortgage
Canada	33.7%	34.0%	30.5%	1.1%	0.7%	100%
International	66.1%	17.3%	14.8%	1.8%	0.0%	100%
	2024					
Canada	36.1%	34.9%	27.7%	0.9%	0.4%	100%
International	64.5%	17.9%	16.6%	1.0%	–%	100%

(1) The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).

Loan-to-value ratios
The Canadian residential mortgage portfolio is 77% uninsured (October 31, 2024 – 76%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 54% (October 31, 2024 – 51%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

T48 Loan-to-value ratios[1]

	Uninsured LTV ratios	
	For the year ended October 31, 2025	
Canada:[3]	**Residential mortgages LTV%**	**Home equity lines of credit[2] LTV%**
Atlantic provinces	**60.8%**	**64.0%**
Quebec	**61.6**	**66.7**
Ontario	**61.1**	**63.5**
Manitoba & Saskatchewan	**65.7**	**64.8**
Alberta	**65.0**	**66.5**
British Columbia & Territories	**61.0**	**61.5**
Canada[3]	**61.6%**	**63.5%**
International	**71.0%**	**–**
	For the year ended October 31, 2024	
Canada[3]	61.7%	62.1%
International	71.1%	n/a

(1) The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).

(2) Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3) The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank's residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

Commercial real estate exposures

The Bank's commercial real estate portfolio was $60.0 billion (October 31, 2024 – $66.0 billion), or 7.7% (October 31, 2024 – 8.6%) of the Bank's total loans and acceptances outstanding as at October 31, 2025. This portfolio is comprised of 74% of loans to the residential and industrial sector (October 31, 2024 – 73%) both with relatively stable fundamentals in the long term. Total exposure to the Office subsector (entities engaged in the construction, development, or ownership of office properties as a business) represents approximately 7% of the commercial real estate portfolio (October 31, 2024 – 9%), of which approximately 56% are investment grade facilities (October 31, 2024 – 60%). U.S. office exposure represents approximately 0.3% (October 31, 2024 – 0.4%) of the portfolio.

Loans to Canadian condominium developers

The Bank had loans outstanding to Canadian condominium developers of $3,485 million as at October 31, 2025 (October 31, 2024 – $3,238 million), representing approximately 6% of the commercial real estate portfolio, of which approximately 74% are investment grade facilities, in line with the prior year. This portfolio primarily focuses on top-tier developers with experience managing through business cycles.

Regional non-retail exposures

The Bank's exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the creditworthiness of the counterparties (61% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank's exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank's exposures.

The Bank's exposure to sovereigns was $52.6 billion as at October 31, 2025 (October 31, 2024 – $58.9 billion), $13.1 billion to banks (October 31, 2024 – $15.5 billion) and $103.8 billion to corporates (October 31, 2024 – $111.0 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.01 billion as at October 31, 2025 (October 31, 2024 – $0.3 billion).

The Bank's regional credit exposures are distributed as follows:

T49 Bank's regional credit exposures distribution

As at October 31	2025							2024
($ millions)	**Loans and loan equivalents[1]**	**Deposits with financial institutions**	**Securities[2]**	**SFT and derivatives[3]**	**Funded Total**	**Undrawn Commitments[4]**	**Total**	Total
Latin America[5]	$ 77,931	$ 10,908	$ 17,988	$ 1,543	$ 108,370	$ 11,230	$ 119,600	$ 125,228
Caribbean and Central America	12,710	3,894	4,723	80	21,407	3,053	24,460	24,521
Europe, excluding U.K.	7,301	2,306	4,501	2,551	16,659	11,129	27,788	25,083
U.K.	6,125	1,918	722	1,284	10,049	6,202	16,251	18,192
Asia	5,881	637	5,935	105	12,558	6,588	19,146	29,458
Other[6]	481	3	42	1	527	195	722	778
Total	$ 110,429	$ 19,666	$ 33,911	$ 5,564	$ 169,570	$ 38,397	$ 207,967	$ 223,260

(1) Allowances for credit losses are $637 million. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,576 million as at October 31, 2025 (October 31, 2024 – $14,446 million).

(2) Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.

(3) SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $8,978 million and collateral held against SFT was $127,966 million.

(4) Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5) Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.

(6) Includes Middle East and Africa.

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk includes trading risk, investment risk, structural interest rate risk and structural foreign exchange risk.

Market risk factors
Below is an index of market risk disclosures:

Interest rate risk
The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity analysis (including economic value of equity and net interest income), stress testing, and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk
The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk
The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions and derivatives.

Equity risk
The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk
The risk of loss due to changes in prices or volatility of metal, energy and agriculture products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through derivative hedges.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	**Investments**	**Trading**
Interest rate risk	Interest rate risk	Interest rate risk
Foreign currency risk	Credit spread risk	Credit spread risk
	Foreign currency risk	Foreign currency risk
	Equity risk	Equity risk
		Commodity risk

Market risk governance

Overview
The Board of Directors reviews and approves market risk policies and limits annually. The Bank's Asset-Liability Committee (ALCO), Treasury Risk Committee (TRC) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank's market risk exposures and the activities that give rise to these exposures. The MRMPC and TRC establish specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC, TRC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or the back offices. They provide senior management, business units, the ALCO, TRC, and the MRMPC with a series of reports on market risk exposures by business line and risk type.

Market risk is also managed through the use of a variety of hedging instruments, including derivatives and securities. These instruments are approved for trading by Global Risk Management and the effectiveness of hedging activity is captured through limits on net exposure to risk factors.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques applied to market risk exposure are Value at Risk (VaR), stress testing, and sensitivity analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)
VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates VaR using historical simulation based on 300 days of market data. Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank's VaR model. The Board reviews VaR results quarterly.

Stress testing
A limitation of VaR is that it only reflects the recent history of market volatility. To complement this measure, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the Silicon Valley Bank Crisis Scenario, COVID-19 Scenario or the 2008 Financial Crisis Scenario. Stress testing is a dynamic tool which provides management with information on potential losses due to tail events.

The Bank subjects its trading portfolios to a series of daily stress tests. The stress testing program is an essential component of the Bank's comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank.

Sensitivity analysis
In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. It is applied globally to each of the major currencies within the Bank's operations. The Bank's sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risks. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

Validation of market risk models
Prior to the implementation of new market risk models, validation and testing are conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

- Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and
- Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank's Model Risk Management Policy.

Market risk from CVA
Credit Valuation Adjustment (CVA) is the adjustment to risk free mark-to-market value of transactions to account for the potential default of a counterparty. CVA risk is the risk of loss arising from changing CVA values in response to changes in counterparty credit spreads and market risk factors.

The CVA risk management framework is governed as part of the Bank's risk management policies which are designed to ensure effective oversight and control of market risk and CVA risks. Regular risk reporting to senior management provides aggregate measures of risk for CVA and is used to ensure compliance with risk appetite, policies, limits, and guidelines. The framework includes independent control units responsible for maintaining the integrity and effectiveness of CVA risk management practices. These units operate separately from the lines of business to ensure unbiased oversight. Regular independent reviews are conducted to assess the effectiveness of the CVA risk management and hedging framework. The governance structure and Bank policies ensure that data acquisition for CVA calculation is independent of the lines of business.

Senior management is actively involved in the risk control process. They oversee the implementation of policies and procedures to identify, measure, monitor, and control CVA risks. Updates to the CVA risk management framework and policies are approved by senior management committees. Senior management receives regular reports on CVA risk exposures and the effectiveness of hedging strategies. This continuous monitoring helps in making informed decisions and maintaining a robust risk management framework.

Non-trading market risk

Funding and investment activities
Market risk arising from the Bank's funding and investment activities is identified, managed and controlled through the Bank's asset-liability management processes. The Asset-Liability Committee meets monthly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk
Interest rate risk arising from the Bank's lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The net interest income (NII) sensitivity measures the effect of a specified change in interest rates on the Bank's annual net interest income over the next twelve months, while the economic value of equity (EVE) sensitivity measures the impact of a specified change in interest rates on the present value of the Bank's net assets. Limits for both measurements are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

The net interest income and the economic value of equity result from the differences between yields earned on the Bank's non-trading assets and interest expense paid on its liabilities. Net interest income and economic value of equity sensitivities measure the risk to the Bank's earnings and capital arising from adverse movements in interest rates that affect the Bank's banking book position. The Bank's banking book position reflects the mismatch of the maturity and re-pricing characteristics between the assets and liabilities and optional elements embedded in the Bank's structural balance sheet (e.g. mortgage prepayment). The mismatch and embedded optional elements are inherent in the non-trading operations of the Bank and exposes it to changes of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting net interest income within established risk tolerances.

Simulation modeling, sensitivity analysis and stress testing are used to assess exposures and for limit monitoring of the Bank's interest rate risk in the banking book. The Bank's interest rate risk exposure is estimated by simulating the banking book position under a range of rate shocks. The simulations incorporate maturities, renewal, and repricing characteristics of the banking book along with prepayment and redemption behaviour of loans and cashable investment products. Calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table T50 shows the pro-forma pre-tax impact on the Bank's net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points parallel increase and decrease in interest rate across major currencies as defined by the Bank. The interest rate sensitivities tabulated are based on models that consider a number of inputs and are on a constant balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank's interest rate positions as at October 31, 2025, an immediate and sustained 100 basis point increase in interest rates across all major currencies and maturities would increase pre-tax net interest income by approximately $236 million over the next 12 months, assuming no further management actions. During fiscal 2025, this measure ranged between increase of $102 million and increase of $236 million.

This same increase in interest rates would result in an pre-tax decrease in the present value of the Bank's net assets of approximately $1,568 million. During fiscal 2025, this measure ranged between $1,147 million and $1,568 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (net interest income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The net interest income and economic value results are compared to the authorized Board limits. Both interest rate sensitivities remained within the Bank's approved consolidated limits in the reporting period.

T50 Structural interest sensitivity*

	2025						2024	
	Economic Value of Equity			Net Interest Income			Economic Value of Equity	Net Interest Income
As at October 31 ($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total		
Pre-tax impact of 100bp increase in rates Non-trading risk	$ (616)	$ (952)	$ (1,568)	$ 247	$ (11)	$ 236	$ (1,338)	$ (21)
100bp decrease in rates Non-trading risk	$ 530	$ 671	$ 1,201	$ (224)	$ (21)	$ (245)	$ 780	$ (31)

Internal risk transfer
As per OSFI Capital Adequacy Requirements (CAR), an internal risk transfer is defined as an internal record of a transfer of risk within the banking or trading book, or between the banking and trading book.

In certain cases, it is more efficient for the Bank to hedge a banking book's interest rate risk exposure through an internal risk transfer to a trading desk which can externalize the risk to the market. This activity is governed by regulatory defined parameters to ensure the market risk is externalized.

Foreign currency risk

Foreign currency risk in the Bank's unhedged funding and investment activities arises primarily from the Bank's net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank's foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders' equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a monthly basis, the Asset-Liability Committee reviews the Bank's foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders' equity. However, the Bank's regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2025, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $40 million (October 31, 2024 – $45 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank's operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies. A similar change in the Canadian dollar as at October 31, 2025 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $396 million (October 31, 2024 – $324 million), net of hedging.

Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio's value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument's price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio and VaR limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank's equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers' expertise in particular market niches and products.

Investment portfolio risks
The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk
The Bank's policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

The designation of an instrument as a trading instrument is determined by the Bank's Market Risk Management policies. OSFI's Capital Adequacy Requirements (CAR) guideline prescribes a list of instrument types which are presumed to be part of a Bank's trading portfolio. To assign these instruments to the banking book, certain criteria must be met including OSFI's approval.

The Bank's list of these instruments include equity positions which are outside of the trading business and primarily held for investment, membership in exchanges or to manage the stock-based compensation program. There are also fixed income positions which include positions held for liquidity or regulatory purposes, positions within Wealth Management and loans held as available for sale. As of October 31, 2025, the market value of the instruments mentioned above is $4,483 million in total.

There has been no case where instruments have been moved between the trading and banking book since October 31, 2024.

Market risk arising from the Bank's trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. Trading portfolios are marked-to-market in accordance with the Bank's valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. The quality of the Bank's VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. Aging reports are used to monitor the frequency of turnover of trading portfolio inventory.

Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In fiscal 2025, the total VaR for trading activities averaged $13.6 million, compared to $14.9 million in 2024. The change was mainly driven by lower equity and foreign exchange risk.

T51 Market risk measures*

($ millions)	2025 Year end	Avg	High	Low	2024 Year end	Avg	High	Low
Credit Spread plus Interest Rate	$ 9.5	$ 14.3	$ 22.2	$ 8.8	$ 12.5	$ 13.6	$ 34.3	$ 6.8
Credit Spread[1]	8.1	10.3	18.7	6.6	7.3	8.4	13.6	5.9
Interest Rate	9.6	13.7	28.5	6.0	17.5	12.3	26.9	5.8
Equities	3.4	4.8	9.9	1.9	5.4	5.1	10.1	3.0
Foreign Exchange	3.5	2.6	5.9	0.7	2.9	3.2	9.4	1.1
Commodities	3.2	3.5	6.7	2.2	2.8	2.6	4.6	1.3
Debt Specific	n/a	n/a	n/a	n/a	3.6	3.4	4.8	2.3
Diversification Effect	(10.7)	(11.6)	n.m.	n.m.	(15.0)	(13.1)	n.m.	n.m.
All-Bank VaR	$ 8.9	$ 13.6	$ 21.6	$ 7.1	$ 12.1	$ 14.9	$ 24.2	$ 8.3

(1) Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.
n.m. Not meaningful

Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C29 compares the daily trading revenue distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $16.3 million per day, increased from $13.0 million in 2024. Revenue was positive on 100% of trading days during the year, which was the same as the level in 2024. The largest single-day trading revenue gain in this fiscal year was $43.4 million which occurred on November 1, 2024.

C29 Daily trading revenue vs. VaR
$ millions, November 1, 2024 to October 31, 2025



Credit valuation adjustment (CVA) risk

Credit Valuation Adjustment (CVA) is the difference between the risk free value of a portfolio and the true value of that portfolio, accounting for the possible default of a counterparty. The CVA adjustment aims to identify the impact of Counterparty Risk.

CVA risk management framework
The CVA risk management is part of the Bank's market risk management framework. The framework includes a market risk limit structure to control the level of risk taken by the Bank. This involves setting limits on various risk factors, such as interest rates, foreign exchange rates, and counterparty credit spreads. The Bank uses various tools to measure CVA risk, including stress testing and sensitivity analysis. Regular management reports are produced to monitor market risk exposure. These reports provide insights into the Bank's risk profile and help in making informed decisions.

Senior management role in the CVA risk management framework.
Senior management is actively involved in the risk control process. They oversee the implementation of policies and procedures to identify, measure, monitor, and control CVA risks. Updates to the CVA risk management framework are approved by senior management committees such as the Market Risk Management & Policy Committee (MRMPC) and the Senior Credit Committee (SCC). Material changes to policies and processes are reviewed and approved by senior executives. Senior management receives regular reports on CVA risk exposures and the effectiveness of hedging strategies. This continuous monitoring helps in making informed decisions and maintaining a robust risk management framework. Senior management ensures that adequate resources are allocated to CVA risk management. This includes staffing independent control units and providing the necessary tools and systems for effective risk management.

An overview of the governance of the CVA risk management framework
The CVA (Credit Valuation Adjustment) risk management framework is governed by the Bank's risk management policies which are designed to ensure effective oversight and control of market risk, including CVA risks. Regular risk reporting to senior management provides aggregate measures of risk for CVA and is used to ensure compliance with risk appetite, policies, limits, and guidelines. The framework includes independent control units responsible for maintaining the integrity and effectiveness of CVA risk management practices. These units operate separately from the lines of business to ensure unbiased oversight. Regular independent reviews are conducted to assess the effectiveness of the CVA risk management framework. These reviews help identify any gaps or areas for improvement and ensure that the framework remains robust and effective. The governance structure and Bank policies ensure that data acquisition for CVA calculation is independent of the lines of business. This independence is crucial for maintaining the accuracy and reliability of the data used in risk assessments.

Processes implemented to identify, measure, monitor and control CVA risks, including policies for hedging CVA risk and the processes for monitoring the continuing effectiveness of hedges
The Bank uses a variety of metrics and models to measure and control CVA risk exposures. These measurements are selected based on an assessment of the nature of risks of CVA. The principal measurement techniques are stress testing and sensitivity analysis.

To ensure compliance with policies and limits, CVA risk exposures are independently monitored on a continuing basis by Global Risk Management. They provide senior management, business units and the MRMPC with a series of reports on CVA risk exposures.

CVA risk is managed using a variety of hedging instruments, including derivatives and securities. These instruments are approved for trading by Global Risk Management and the effectiveness of hedging activity is captured through limits on net exposure to risk factors.

Management's Discussion and Analysis

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are generally marked-to-market daily and included in trading risk measures and market risk capital. Derivatives captured under trading risk measures are related to market making and hedging of trading exposures. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T52 Market risk linkage to Consolidated Statement of Financial Position of the Bank

		Market Risk Measure			
As at October 31, 2025 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$ 5,156	$ 5,156	$ –	$ –	n/a
Trading assets	152,223	151,223	1,000	–	Interest rate, FX
Derivative financial instruments	46,531	42,120	4,411	–	Interest rate, FX, equity
Investment securities	149,948	–	149,948	–	Interest rate, FX, equity
Loans	771,045	–	771,045	–	Interest rate, FX
Assets – other[1]	335,139	403	–	334,736	n/a
Total assets	$ 1,460,042	$ 198,902	$ 926,404	$ 334,736	
Deposits	$ 966,279	$ –	$ 898,495	$ 67,784	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	47,165	47,165	–	–	Interest rate, equity
Obligations related to securities sold short	38,104	38,104	–	–	n/a
Derivative financial instruments	56,031	51,586	4,445	–	Interest rate, FX, equity
Trading liabilities[2]	757	757	–	–	n/a
Pension and other benefit liabilities	1,627	–	1,627	–	Interest rate, credit spread, equity
Liabilities – other[3]	261,492	310	–	261,182	n/a
Total liabilities	$ 1,371,455	$ 137,922	$ 904,567	$ 328,966	

(1) Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2) Gold and silver certificates and bullion included in other liabilities.
(3) Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

		Market Risk Measure			
As at October 31, 2024 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$ 2,540	$ 2,540	$ –	$ –	n/a
Trading assets	129,727	129,032	695	–	Interest rate, FX
Derivative financial instruments	44,379	39,736	4,643	–	Interest rate, FX, equity
Investment securities	152,832	–	152,832	–	Interest rate, FX, equity
Loans	760,829	–	760,829	–	Interest rate, FX
Assets – other[1]	321,720	448	–	321,272	n/a
Total assets	$ 1,412,027	$ 171,756	$ 918,999	$ 321,272	
Deposits	$ 943,849	$ –	$ 901,328	$ 42,521	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	36,341	36,341	–	–	Interest rate, equity
Obligations related to securities sold short	35,042	35,042	–	–	n/a
Derivative financial instruments	51,260	45,652	5,608	–	Interest rate, FX, equity
Trading liabilities[2]	578	578	–	–	n/a
Pension and other benefit liabilities	1,587	–	1,587	–	Interest rate, credit spread, equity
Liabilities – other[3]	259,294	275	–	259,019	n/a
Total liabilities	$ 1,327,951	$ 117,888	$ 908,523	$ 301,540	

(1) Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2) Gold and silver certificates and bullion included in other liabilities.
(3) Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, and for funding and investment activities. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books may be managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank's cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) and the Treasury Risk Committee (TRC) provide senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

- Measurement and modeling – the Bank's liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.
- Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO and TRC with analysis, risk measurement, stress testing, monitoring and reporting.
- Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank's liquidity position. Liquidity stress testing has many purposes including:
  - Helping the Bank understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and
  - Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

  The Bank's liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.
- Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.
- Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.
- Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

The Bank's foreign operations have liquidity management frameworks that are similar to the Bank's framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank's derivative instruments is summarized in Note 9(b) of the consolidated financial statements.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank's liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at October 31, 2025, unencumbered liquid assets were $327 billion (October 31, 2024 – $310 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 80% of liquid assets (October 31, 2024 – 81%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 20% (October 31, 2024 – 19%). The increase in total unencumbered liquid assets was attributable to an increase in other liquid securities, NHA mortgage backed securities, cash and deposits with central banks, foreign government obligations and precious metals, partly offset by a decrease in Canada government obligations and deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank's Consolidated Statement of Financial Position as at October 31, 2025. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank's liquid asset pool is summarized in the following table:

T53 Liquid asset pool

As at October 31, 2025 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets	
				Pledged as collateral	Other[1]	Available as collateral	Other
Cash and deposits with central banks	$ 58,825	$ –	$ 58,825	$ –	$ 5,940	$ 52,885	$ –
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Securities:							
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other securities	93,963	151,055	245,018	201,717	–	43,301	–
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Total	$ 394,724	$ 297,021	$ 691,745	$ 359,241	$ 5,996	$ 326,508	$ –

As at October 31, 2024 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets	
				Pledged as collateral	Other[1]	Available as collateral	Other
Cash and deposits with central banks	$ 55,976	$ –	$ 55,976	$ –	$ 5,991	$ 49,985	$ –
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Securities:							
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other securities	75,223	101,262	176,485	143,862	–	32,623	–
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Total	$ 370,156	$ 257,315	$ 627,471	$ 311,389	$ 6,073	$ 310,009	$ –

(1)   Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T54 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2025	2024
The Bank of Nova Scotia (Parent)	$ 254,103	$ 235,378
Bank domestic subsidiaries	25,017	32,769
Bank foreign subsidiaries	47,388	41,862
Total	$ 326,508	$ 310,009

The Bank's liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank's corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank's liquidity management framework.

Encumbered assets

In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T55 Asset encumbrance

As at October 31, 2025 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets	
				Pledged as collateral	Other[1]	Available as collateral[2]	Other[3]
Cash and deposits with central banks	$ 58,825	$ –	$ 58,825	$ –	$ 5,940	$ 52,885	$ –
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Liquid securities:							
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other liquid securities	93,963	151,055	245,018	201,717	–	43,301	–
Other securities	6,004	18,613	24,617	8,971	–	–	15,646
Loans classified as liquid assets:							
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Other loans	740,719	–	740,719	10,016	79,113	20,157	631,433
Other financial assets[4]	258,925	(182,597)	76,328	16,847	–	–	59,481
Non-financial assets	59,670	–	59,670	–	–	–	59,670
Total	$ 1,460,042	$ 133,037	$ 1,593,079	$ 395,075	$ 85,109	$ 346,665	$ 766,230

As at October 31, 2024 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets	
				Pledged as collateral	Other[1]	Available as collateral[2]	Other[3]
Cash and deposits with central banks	$ 55,976	$ –	$ 55,976	$ –	$ 5,991	$ 49,985	$ –
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Liquid securities:							
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other liquid securities	75,223	101,262	176,485	143,862	–	32,623	–
Other securities	4,534	10,677	15,211	4,415	–	–	10,796
Loans classified as liquid assets:							
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Other loans	732,932	–	732,932	6,642	79,812	17,173	629,305
Other financial assets[4]	249,058	(193,018)	56,040	13,148	–	–	42,892
Non-financial assets	55,347	–	55,347	–	–	–	55,347
Total	$ 1,412,027	$ 74,974	$ 1,487,001	$ 335,594	$ 85,885	$ 327,182	$ 738,340

(1) Assets which are restricted from being used to secure funding for legal or other reasons.

(2) Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.

(3) Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank's secured funding programs.

(4) Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2025, total encumbered assets of the Bank were $480 billion (October 31, 2024 – $421 billion). Of the remaining $1,113 billion (October 31, 2024 – $1,066 billion) of unencumbered assets, $347 billion (October 31, 2024 – $327 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at October 31, 2025, the potential adverse impact on derivatives collateral that would result from a one, two or three-notch downgrade of the Bank's rating below its lowest current rating was $21 million, $1,061 million or $2,013 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Credit ratings

Credit ratings are one of the factors that impact the Bank's access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Fitch Ratings, Aa2 by Moody's, AA by Morningstar DBRS and A+ by Standard and Poor's (S&P). The Bank's bail-inable senior debt is rated AA- by Fitch Ratings, A2 by Moody's, AA (low) by Morningstar DBRS, and A- by S&P. As of October 31, 2025, all rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank's average LCR for the quarter ended October 31, 2025 based on the average daily position in the quarter.

T56 Bank's average LCR[1]

For the quarter ended October 31, 2025 ($ millions)[2]	Total unweighted value (Average)[3]	Total weighted value (Average)[4]
High-quality liquid assets		
Total high-quality liquid assets (HQLA)	*	**$ 269,168**
Cash outflows		
Retail deposits and deposits from small business customers, of which:	$ 264,966	$ 28,225
Stable deposits	106,841	3,462
Less stable deposits	158,125	24,763
Unsecured wholesale funding, of which:	279,580	115,344
Operational deposits (all counterparties) and deposits in networks of cooperative banks	110,842	26,701
Non-operational deposits (all counterparties)	159,368	79,273
Unsecured debt	9,370	9,370
Secured wholesale funding	*	100,004
Additional requirements, of which:	263,735	62,704
Outflows related to derivative exposures and other collateral requirements	51,254	29,461
Outflows related to loss of funding on debt products	5,722	5,722
Credit and liquidity facilities	206,759	27,521
Other contractual funding obligations	3,433	3,338
Other contingent funding obligations[5]	624,324	8,880
Total cash outflows	*	**$ 318,495**
Cash inflows		
Secured lending (e.g. reverse repos)	$ 343,904	$ 51,274
Inflows from fully performing exposures	35,034	20,001
Other cash inflows	37,313	37,313
Total cash inflows	**$ 416,251**	**$ 108,588**

		Total adjusted value[6]
Total HQLA	*	**$ 269,168**
Total net cash outflows	*	**$ 209,907**
Liquidity coverage ratio (%)	*	**128%**

For the quarter ended October 31, 2024 ($ millions)		Total adjusted value[6]
Total HQLA	*	$ 261,820
Total net cash outflows	*	$ 200,386
Liquidity coverage ratio (%)	*	131%

*   Disclosure is not required under regulatory guideline.
(1)   The LCR is calculated in accordance with OSFI's LAR Guideline (April 2025).
(2)   Based on the average daily positions of the 62 business days in the quarter.
(3)   Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)   Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)   Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(6)   Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The Bank's average LCR for the quarter ended October 31, 2025 was lower than the prior year mainly due to higher net cash outflows from securities borrowing and lending activities, partially offset by higher HQLA and lower outflows from unsecured wholesale funding. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and off-balance sheet items such as commitments to extend credit.

The following table presents the Bank's NSFR as at October 31, 2025.

T57 Bank's NSFR[1]

As at October 31, 2025 ($ millions)	Unweighted Value by Residual Maturity				Weighted value[3]
	No maturity[2]	< 6 months	6-12 months	≥ 1 year	
Available Stable Funding (ASF) Item					
Capital:	$ 95,055	$ –	$ –	$ –	$ 95,055
Regulatory capital	95,055	–	–	–	95,055
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	235,752	82,064	37,544	46,532	364,132
Stable deposits	93,462	31,256	13,256	15,689	146,765
Less stable deposits	142,290	50,808	24,288	30,843	217,367
Wholesale funding:	217,209	362,852	54,776	129,992	322,618
Operational deposits	110,078	–	–	–	55,039
Other wholesale funding	107,131	362,852	54,776	129,992	267,579
Liabilities with matching interdependent assets	–	1,759	1,296	12,814	–
Other liabilities:	33,447		124,748		23,599
NSFR derivative liabilities			8,794		
All other liabilities and equity not included in the above categories	33,447	90,883	2,944	22,127	23,599
Total ASF					**$ 805,404**
Required Stable Funding (RSF) Item					
Total NSFR high-quality liquid assets (HQLA)					$ 28,833
Deposits held at other financial institutions for operational purposes	$ 1,303	$ –	$ –	$ –	$ 652
Performing loans and securities:	118,673	308,557	105,608	431,791	567,659
Performing loans to financial institutions secured by Level 1 HQLA	1	68,221	1,877	–	4,411
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,409	111,773	11,751	19,716	40,247
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	66,517	94,120	50,497	165,995	269,268
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	360	645	5,709	4,213
Performing residential mortgages, of which:	22,521	33,694	41,369	240,561	225,469
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,521	30,535	37,464	211,648	197,361
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	27,225	749	114	5,519	28,264
Assets with matching interdependent liabilities[4]	–	1,759	1,296	12,814	–
Other assets:	8,048		161,336		73,764
Physical traded commodities, including gold	8,048				6,841
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs			18,534		15,754
NSFR derivative assets			5,327		–
NSFR derivative liabilities before deduction of variation margin posted			28,522		1,426
All other assets not included in the above categories	–	59,212	1	49,740	49,743
Off-balance sheet items			546,572		20,990
Total RSF					**$ 691,898**
Net Stable Funding Ratio (%)					**116%**

(1) The NSFR is calculated in accordance with OSFI's LAR guideline (April 2025).

(2) Items in the "no maturity" time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

(3) Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.

(4) Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

As at October 31, 2024 ($ millions)	Weighted value
Total ASF	$ 781,957
Total RSF	656,747
Net stable funding ratio (%)	119%

Available stable funding (ASF) is primarily provided by the Bank's large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding (RSF) primarily originates from the Bank's loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets.

The Bank's NSFR as at October 31, 2025 was lower than the prior year mainly due to increased RSF for performing loans and securities, partially offset by higher ASF from retail and small business deposits.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank's core funding and these amounted to $403 billion as at October 31, 2025 (October 31, 2024 – $398 billion). The increase since October 31, 2024 is due to growth in personal deposits of $3 billion and common equity of $1 billion from earnings, net of Shareholder Dividend and Share Purchase Plan. The Bank's funding is also comprised of commercial deposits, particularly those of an operating or relationship nature. Core funding is augmented by wholesale debt issuances, the longer term (original maturity over 1 year) portion of which amounts to $199 billion (October 31, 2024 – $206 billion). Longer term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank's operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective, the Bank's objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank's wholesale debt diversification strategy is primarily executed via the Bank's main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank's Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank's Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. CMHC securitization programs, while included in the Bank's view of wholesale debt issuance, do not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, the United Kingdom, and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue through its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).

The Department of Finance's bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T58 Wholesale funding[1]

As at October 31, 2025 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks[2]	$ 1,358	$ 1,362	$ 402	$ 226	$ 28	$ 3,376	$ –	$ 281	$ –	$ 3,657
Bearer deposit notes, commercial paper and certificate of deposits	9,364	16,089	23,389	13,655	3,623	66,120	1,278	440	151	67,989
Asset-backed commercial paper[3]	3,299	5,806	4,347	70	–	13,522	–	–	–	13,522
Senior notes[4][5]	138	77	2,793	2,278	672	5,958	3,796	7,111	13,203	30,068
Bail-inable notes[5]	199	3,835	4,458	3,788	4,877	17,157	14,467	24,033	24,317	79,974
Asset-backed securities	17	644	47	45	651	1,404	816	1,649	79	3,948
Covered bonds	1,447	2,746	3,556	3,023	5,809	16,581	8,320	19,451	2,335	46,687
Mortgage securitization[6]	–	1,343	360	432	782	2,917	2,114	6,676	3,173	14,880
Subordinated debentures[7]	–	1,753	–	55	–	1,808	2	197	8,039	10,046
Total wholesale funding sources	$ 15,822	$ 33,655	$ 39,352	$ 23,572	$ 16,442	$ 128,843	$ 30,793	$ 59,838	$ 51,297	$ 270,771
Of Which:										
Unsecured funding	$ 11,059	$ 23,115	$ 31,042	$ 20,003	$ 9,201	$ 94,420	$ 19,544	$ 32,062	$ 45,709	$ 191,735
Secured funding	4,763	10,540	8,310	3,569	7,241	34,423	11,249	27,776	5,588	79,036

As at October 31, 2024 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks[2]	$ 3,858	$ 1,455	$ 455	$ 318	$ 158	$ 6,244	$ –	$ –	$ –	$ 6,244
Bearer deposit notes, commercial paper and certificate of deposits	6,612	12,754	17,407	12,087	8,307	57,167	1,251	269	182	58,869
Asset-backed commercial paper[3]	2,248	5,831	2,435	139	–	10,653	–	–	–	10,653
Senior notes[4][5]	2,073	88	2,200	2,613	794	7,768	2,949	7,934	12,337	30,988
Bail-inable notes[5]	243	5,699	6,429	6,613	1,682	20,666	16,714	29,520	17,945	84,845
Asset-backed securities	–	1	–	–	908	909	1,218	770	844	3,741
Covered bonds	–	1,515	4,983	2,088	916	9,502	16,039	17,251	4,143	46,935
Mortgage securitization[6]	–	650	1,710	887	235	3,482	3,061	7,099	3,844	17,486
Subordinated debentures[7]	–	47	–	280	–	327	1,788	201	7,430	9,746
Total wholesale funding sources	$ 15,034	$ 28,040	$ 35,619	$ 25,025	$ 13,000	$ 116,718	$ 43,020	$ 63,044	$ 46,725	$ 269,507
Of Which:										
Unsecured funding	$ 12,786	$ 20,042	$ 26,492	$ 21,911	$ 10,941	$ 92,172	$ 22,702	$ 37,924	$ 37,894	$ 190,692
Secured funding	2,248	7,998	9,127	3,114	2,059	24,546	20,318	25,120	8,831	78,815

(1) Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers' acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2) Only includes commercial bank deposits.
(3) Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4) Not subject to bail-in.
(5) Includes structured notes issued to institutional investors.
(6) Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(7) Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $327 billion as at October 31, 2025 (October 31, 2024 – $310 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2025, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank's contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank's liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew.

T59 Contractual maturities*

($ millions)	As at October 31, 2025									
	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity	Total
Assets										
Cash and deposits with financial institutions and precious metals	$ 63,343	$ 846	$ 226	$ 36	$ 34	$ 110	$ 319	$ 315	$ 5,894	$ 71,123
Trading assets	2,570	2,275	4,149	1,678	4,065	6,769	21,163	22,882	86,672	152,223
Securities purchased under resale agreements and securities borrowed	158,225	24,010	15,694	1,286	3,092	–	701	–	–	203,008
Derivative financial instruments	3,431	6,499	3,512	2,718	1,569	6,296	11,182	11,324	–	46,531
Investment securities – FVOCI	1,733	4,356	5,620	7,552	8,698	19,180	43,185	33,408	398	124,130
Investment securities – amortized cost	61	479	895	935	485	1,794	2,966	16,107	–	23,722
Investment securities – FVTPL	2	–	–	–	–	–	21	–	2,073	2,096
Loans	42,269	45,303	53,987	63,272	50,092	162,273	225,891	60,354	67,604	771,045
Residential mortgages	5,392	12,473	22,628	28,766	23,226	98,628	130,190	44,097	4,791[1]	370,191
Personal loans	4,912	3,488	3,591	5,606	3,517	12,881	25,101	6,610	44,861	110,567
Credit cards	–	–	–	–	–	–	–	–	18,045	18,045
Business and government	31,965	29,342	27,768	28,900	23,349	50,764	70,600	9,647	7,370[2]	279,705
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,463)	(7,463)
Customers' liabilities under acceptances	67	68	25	11	6	–	–	–	–	177
Other assets	–	–	–	–	–	–	–	–	65,987	65,987
Total assets	271,701	83,836	84,108	77,488	68,041	196,422	305,428	144,390	228,628	1,460,042
Liabilities and equity										
Deposits	$ 75,799	$ 79,361	$ 68,686	$ 49,395	$ 42,403	$ 64,578	$ 75,189	$ 23,097	$ 487,771	$ 966,279
Personal	17,355	22,930	19,913	17,931	16,136	22,151	12,109	155	173,038	301,718
Non-personal	58,444	56,431	48,773	31,464	26,267	42,427	63,080	22,942	314,733	664,561
Financial instruments designated at fair value through profit or loss	1,098	932	2,774	2,454	2,335	5,798	12,103	19,671	–	47,165
Acceptances	68	68	25	11	6	–	–	–	–	178
Obligations related to securities sold short	172	1,750	2,362	1,158	456	3,693	8,311	11,091	9,111	38,104
Derivative financial instruments	3,015	6,702	4,077	3,506	2,311	7,770	11,011	17,639	–	56,031
Obligations related to securities sold under repurchase agreements and securities lent	179,305	7,159	1,894	546	240	–	–	–	–	189,144
Subordinated debentures	–	1,753	–	–	–	–	–	5,939	–	7,692
Other liabilities	158	494	2,167	1,204	888	2,857	7,042	9,401	42,651	66,862
Total equity	–	–	–	–	–	–	–	–	88,587	88,587
Total liabilities and equity	259,615	98,219	81,985	58,274	48,639	84,696	113,656	86,838	628,120	1,460,042
Off-balance sheet commitments										
Credit commitments[3]	$ 2,347	$ 9,299	$ 12,846	$ 17,043	$ 14,364	$ 53,723	$ 149,510	$ 21,210	$ –	$ 280,342
Guarantees and letters of credit[4]	–	–	–	–	–	–	–	–	86,851	86,851

(1) Includes primarily impaired mortgages.
(2) Includes primarily overdrafts and impaired loans.
(3) Includes the undrawn component of committed credit and liquidity facilities.
(4) Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

T59 Contractual maturities*

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity	Total
Assets										
Cash and deposits with financial institutions and precious metals	$ 59,871	$ 600	$ 100	$ 45	$ 53	$ 152	$ 272	$ 221	$ 5,086	$ 66,400
Trading assets	2,183	3,233	3,782	3,925	3,620	8,484	21,126	22,003	61,371	129,727
Securities purchased under resale agreements and securities borrowed	165,155	19,828	10,573	1,722	2,569	–	696	–	–	200,543
Derivative financial instruments	3,545	5,929	3,118	2,584	1,844	6,774	9,718	10,867	–	44,379
Investment securities – FVOCI	3,404	7,194	6,525	4,316	3,825	19,546	46,178	27,238	3,162	121,388
Investment securities – amortized cost	16	919	706	1,136	994	1,860	4,935	18,846	–	29,412
Investment securities – FVTPL	2	–	–	–	–	–	26	–	2,004	2,032
Loans	40,996	43,071	49,443	52,476	48,186	163,815	242,835	55,047	64,960	760,829
Residential mortgages	5,215	9,719	17,163	19,002	21,784	97,508	135,961	40,720	3,869[1]	350,941
Personal loans	3,499	3,470	3,379	4,807	3,598	12,012	25,695	6,582	43,337	106,379
Credit cards	–	–	–	–	–	–	–	–	17,374	17,374
Business and government	32,282	29,882	28,901	28,667	22,804	54,295	81,179	7,745	6,916[2]	292,671
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,536)	(6,536)
Customers' liabilities under acceptances	39	57	36	10	6	–	–	–	–	148
Other assets	–	–	–	–	–	–	–	–	57,169	57,169
Total assets	275,211	80,831	74,283	66,214	61,097	200,631	325,786	134,222	193,752	1,412,027
Liabilities and equity										
Deposits	$ 88,575	$ 77,322	$ 68,891	$ 57,925	$ 43,415	$ 64,530	$ 76,309	$ 24,977	$ 441,905	$ 943,849
Personal	16,273	23,956	24,000	22,746	19,827	19,423	12,430	138	160,028	298,821
Non-personal	72,302	53,366	44,891	35,179	23,588	45,107	63,879	24,839	281,877	645,028
Financial instruments designated at fair value through profit or loss	510	1,045	2,132	1,609	1,833	5,330	8,887	14,995	–	36,341
Acceptances	40	57	36	10	6	–	–	–	–	149
Obligations related to securities sold short	272	1,988	1,120	1,803	816	3,638	7,114	9,413	8,878	35,042
Derivative financial instruments	2,754	4,595	2,429	2,301	1,857	7,647	11,705	17,972	–	51,260
Obligations related to securities sold under repurchase agreements and securities lent	186,240	3,427	93	437	44	208	–	–	–	190,449
Subordinated debentures	–	–	–	251	–	1,740	–	5,842	–	7,833
Other liabilities	533	759	1,285	1,267	979	3,142	6,860	8,954	39,249	63,028
Total equity	–	–	–	–	–	–	–	–	84,076	84,076
Total liabilities and equity	278,924	89,193	75,986	65,603	48,950	86,235	110,875	82,153	574,108	1,412,027
Off-balance sheet commitments										
Credit commitments[3]	$ 1,538	$ 9,568	$ 15,403	$ 18,291	$ 12,075	$ 58,806	$ 144,972	$ 8,818	$ –	$ 269,471
Guarantees and letters of credit[4]	–	–	–	–	–	–	–	–	64,016	64,016

As at October 31, 2024

(1) Includes primarily impaired mortgages.
(2) Includes primarily overdrafts and impaired loans.
(3) Includes the undrawn component of committed credit and liquidity facilities.
(4) Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Principal Risks – Non-Financial

Money Laundering, Terrorist Financing and Sanctions Risk

Money Laundering / Terrorist Financing (ML/TF) and Sanctions risks are the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. It also includes the risk that Scotiabank does not comply with applicable Anti-Money Laundering (AML)/Anti-Terrorist Financing (ATF) or Sanctions legislation or does not apply adequate controls reasonably designed to deter and detect ML/TF and sanctions violations or to file required regulatory reports.

Money laundering, terrorist financing and sanctions risks are managed throughout the Bank via the operation of the Bank's AML/ATF and Sanctions Program ("the AML/ATF Program"). The Group Chief Anti-Money Laundering Officer is responsible for the AML/ATF Program, which includes the development and application of compliance policies, procedures, the assessment of money laundering, terrorist-financing and sanctions risks, and the maintenance of an ongoing training program. The effectiveness of the AML/ATF and Sanctions Program is subject to regular review and independent assessment conducted by the Audit Department. Global AML establishes enterprise standards to assess clients for money laundering, terrorist financing and sanctions risk.

The Bank conducts an enterprise-wide annual self-assessment of the money laundering/terrorist financing (ML/TF) and sanctions risks inherent in its business units, as well as an assessment of the control measures in place to manage those risks. The process is led by Global AML, the results of which are shared with the Bank's senior management. All active employees are provided with mandatory AML/ATF and Sanctions training on an annual basis. The Bank performs Client Due Diligence sufficient to form a reasonable belief that it knows the true identity of its clients, including in the case of an entity, its material ultimate beneficial owners.

The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its clients and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk tailored monitoring of its clients to detect and report suspicious transactions and activity, and conducts client and transaction screening against terrorist, sanctions, and other designated watch-lists. The Bank has no appetite for its products and services to be used to facilitate money laundering, terrorist financing, or sanctions evasion. The Bank takes appropriate action to prevent, detect, and report such activities to regulators in line with applicable laws and regulations.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate processes and systems, or from external events. It exists in some form in each of the Bank's business and support activities, and third parties with whom the Bank has entered a business or strategic arrangement for outsourcing activities, the provision of products or services, or other benefits. It can result in financial loss, regulatory sanctions and damage to the Bank's reputation. Operational risk management refers to the discipline of systematic identification, assessment, measurement, mitigation, monitoring, and reporting of operational risk.

The Bank's Operational Risk Management Framework (ORMF) outlines a structured approach for the effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements, including those issued by OSFI in their Operational Risk and Resilience Guideline (OSFI E-21). The ORMF is supplemented by additional policies, processes, standards and methodologies. The ORMF supports the governance and management of all non-financial risks. The Framework is approved by the Bank's Board of Directors and addresses program governance, risk culture and risk appetite along with the following key program components:

Risk Identification and Assessment

Risk identification and assessment is a critical part of effectively managing operational risk. Risks are identified, classified and assessed. Their potential impact is evaluated and reported to management and the Board. Operational risk management tools and programs are in place to support the identification and assessment of operational risk with each having their defined methodology and/or standards. The key tools include Risk and Control Self-Assessment (RCSA), Scenario Analysis, and New Initiatives Risk Assessment (NIRA).

Risk Measurement

A key component of risk management is quantifying the size and scope of the Bank's operational risk exposure. The collection and analysis of operational risk event (ORE) data and operational risk capital values provide meaningful information to measure operational risk. The data provides meaningful information for assessing and mitigating operational risk exposure at the Bank as a result of event root cause analysis and evaluation of internal controls. Timely, accurate and complete reporting of internal operational risk events, and their analysis, ensures that the Bank maintains a strong risk culture, promotes transparency, and enables the following:

- Monitoring risk exposure, and to assess if the Bank is operating within risk appetite.
- Contributes to the assessment of the effectiveness of the operational control environment.
- Causal analysis to identify deficiencies and control failures that can be mitigated to prevent recurrence of future events.
- Compliance with Basel III Standardized Approach (SA) requirements for the calculation of operational risk capital.

Operational Risk Capital refers to regulatory and internal capital which is quantified as a reserve for unexpected losses resulting from operational risk. Operational risk capital is a component of the total amount of risk capital that the Bank holds. Loss data from OREs are collected in the Bank's Operational Risk Management System and used for reporting purposes. When combined with Business Indicator Component (BIC)[1] data, the loss data captured from OREs is a critical input for the calculation of the Bank's Internal Loss Multiplier (ILM)[2], which is included in the operational risk regulatory capital calculation.

Risk Mitigation and Control

Operational risk response decisions include mitigation, transfer, acceptance, and avoidance of operational risks. The appropriate response will be determined based on consideration of the nature of the risks, their potential impacts and the consideration of our Code and risk appetite thresholds. Through the Bank's operational risk management tools, issues such as deficiencies in the design or operating effectiveness of a control

---

[1] Business Indicator Component (BIC) is calculated by multiplying the Business Indicator (BI) by set of regulatory determined marginal coefficients. The BI is a financial statement-based proxy for operational risk.

[2] Internal Loss Multiplier (ILM) is a scaling factor that is based on an institution's average historical losses and the BIC.

may be identified. When issues are identified, action plans can be developed to address them, or, where appropriate, the risk associated with these issues can be accepted. Action plans are managed by action owners to ensure the detailed plans are executed timely and effectively.

Controls are identified and assessed through the various operational risk management tools. In cases where controls are deemed deficient a response will be required which will in turn help to mitigate residual risk.

Risk Monitoring, Analytics, and Reporting

The Bank has processes in place for the ongoing monitoring of operational risk. These monitoring activities can provide an early warning of emerging issues, triggering timely management response. In addition, these activities allow for review and analysis of the risk profile in relation to risk appetite or other key indicators to identify when potential risk events may be approaching or exceeding thresholds, requiring action and/or escalation. Operational risk data is collected in risk systems and used for reporting. Operational risk reporting facilitates distribution and escalation of operational risk information to the relevant parties, including the Operational Risk Committee, as well as senior management and the Board via the Enterprise Risk Management report. It provides stakeholders involved in operational risk management activities access to reliable data in a consistent and timely manner to support risk-based decision making.

Cyber Security and Information Technology (IT) Risk

Cyber Security Risk is the risk of loss of confidentiality, integrity, or availability of information, data, or information systems and reflect the potential adverse impacts to organizational operations (i.e., mission, functions, image, or reputation) and assets, clients, and other stakeholders. Information Technology Risk is the risk of financial loss, disruption or damage to reputation from a failure of information technology systems.

The Cyber Security and IT risk landscape continues to evolve across the financial industry. The increasing use of digital delivery channels to deliver financial services exposes the Bank to various vectors of attack. Threat actors, including individuals, organized crime rings and nation state sponsored entities, continue to target financial institutions to steal data, money or to disrupt operations. These events can adversely impact the Bank's operational environment, our customers and other third parties.

In 2025, the Board of Directors approved a revised Enterprise Cyber Security and Information Technology Risk Management Framework to ensure ongoing alignment with the evolving IT and cyber risk landscape. Supported by comprehensive policies and governance structures, this framework safeguards the Bank and its customers' information and ensures a secure, resilient, and reliable technology environment in support of the Bank's business objectives. During the year, the Bank enhanced its cyber security capabilities, strengthened its risk culture through targeted training and awareness initiatives, and accelerated the remediation of identified issues. These actions were taken to defend against evolving threats and minimize potential impacts to the business.

Compliance Risk

Compliance risk is the risk of an activity not being conducted in conformity with applicable laws, rules, regulations, prescribed practices ("regulatory requirements"), internal policies and procedures, and ethical standards expected by regulators, clients, investors, employees, and other stakeholders. Compliance risk is comprised of regulatory compliance risk, conduct risk, privacy risk, and anti-bribery and anti-corruption ("ABAC") risk.

Regulatory compliance risk is the risk that a business activity may not be conducted in conformity with all applicable regulatory requirements wherever the Bank does business.

Conduct risk arises from actions or behaviours of the Bank's officers, directors, employees, or the Bank's business that do not align with our ScotiaBond values and behaviours or the Scotiabank Code of Conduct. This risk can adversely impact the Bank, clients, employees, or integrity of financial markets. Conduct risk is influenced by organizational culture and is manifested in employee conduct.

Privacy risk arises when there are contraventions of applicable privacy laws, regulations, standards, and regulatory expectations; when ethical or operational standards set out in our Code or other policies, procedures, manuals, or guidelines are not followed; and when employees fail to treat client, employee, and third-party Personally Identifiable Information ("PII") in accordance with established security safeguards.

ABAC risk arises when there are contraventions of applicable ABAC laws, regulations, standards, and regulatory expectations, as well as ethical or operational standards set out in our Code or other frameworks, policies, standards, operating procedures, or guidelines related to bribery and corruption.

The Audit and Conduct Review Committee of the Board (the "ACRC") approves the Compliance Risk Summary Framework, which provides an overview of the key governance components, responsibilities, and programs that enable the Bank to effectively manage Compliance Risk as a core component of its enterprise-wide Compliance program. The Bank is required to comply with E-13 guidelines as set out by OSFI with respect to the management of regulatory compliance risk. Regulatory compliance management at the Bank is governed by the Compliance Management Framework ("CMF"). The CMF's primary objective is to provide assurance that the Bank's business activities are conducted in compliance with all applicable regulations and within the Bank's risk appetite.

Environmental, Social and Governance Risk

Environmental, Social and Governance (ESG) Risk is the risk that an environmental (including climate risk), social, or governance event, or condition, which if occurs could cause an actual or potential negative impact to the Bank.

The Bank considers Environmental Risk to be the potential adverse impacts to the Bank because of climate change and/or damage to the natural environment or biodiversity, such as land, water, plants, natural resources, ecosystems, and the atmosphere. The physical and transition risks associated with climate change are a component of Environmental Risk.

Social Risk is the risk of potential adverse impacts to the Bank that can arise due to the mismanagement of social considerations that can cause actual or perceived negative impacts on people and communities. Social considerations include, but are not limited to, human rights (including human trafficking and modern slavery); Indigenous rights; labour standards and working conditions; inclusion; community health, safety, and security; disadvantaged and vulnerable groups; cultural property and heritage; and land acquisition and involuntary resettlement.

Corporate governance refers to the oversight mechanisms and the way in which the Bank is governed. It encompasses the Bank's policies and processes, how decisions are made, and how it deals with the various interests of, and relationships with, its many stakeholders, including shareholders, customers, employees, regulators, and the broader community. Governance Risk is the risk of potential adverse impacts to the Bank stemming from poor or ineffective corporate governance mechanisms and controls.

Governance

Board Oversight

The Board of Directors and its committees provide oversight of ESG Risk to ensure alignment with the Bank's strategies and risk appetite. It also approves key risk policies, frameworks and limits. The following Board committees provide ongoing oversight:

- *Risk Committee*: Retains oversight of ESG Risks, including climate-related risks, and periodically reviews and approves the Bank's key risk management policies, frameworks, and limits to ensure that management is operating within the Bank's Enterprise Risk Appetite Framework.
- *Corporate Governance Committee*: Evaluates the Bank's environmental and social performance and assesses best practices for ESG disclosure; examines current and emerging ESG topics, considers their implications on the Bank's strategy and reviews the Bank's annual ESG Report; and acts in an advisory capacity through a continuing assessment of the Bank's approach to corporate governance and makes policy recommendations, including on topics such as human rights.
- *Audit & Conduct Review Committee*: Oversees climate-related disclosure as part of the Bank's financial reporting, sets standards of conduct for ethical behaviour and oversees conduct risk management, and consumer protection.
- *Human Capital & Compensation Committee*: Oversees human capital and compensation strategies related to inclusion, employee health, safety, and well-being and other ESG policies and practices.

Management's Role

The Board of Directors is supported by the President and Chief Executive Officer (CEO) and Chief Risk Officer (CRO). The CRO has delegated their authority over the oversight of ESG risk to the Operational Risk Committee (ORC). The ORC provides effective oversight and challenge of the Bank's management of environmental and social risks. Its responsibilities include monitoring of the ESG risk profile, reviewing and approving ESG Risk frameworks, policies, risk appetite statements and limits.

The Bank actively monitors policy and legislative requirements through ongoing dialogue with government, industry, and stakeholders in the countries where it operates. Scotiabank regularly meets with various external stakeholders, including industry associations, with respect to roles that banks can play on ESG related issues and to share best practices.

Risk Management

The Bank's approach for the effective management of ESG risk is governed by our ESG Risk Management Framework in a manner consistent with the Enterprise-wide Risk Management Framework. The ESG Risk Management Framework describes the guiding principles, program elements, and roles and responsibilities relating to the Bank's management of ESG risk and establishes the minimum requirements for the integration of ESG risk considerations into the decision-making processes across other risk types and business strategies, activities and internal operations. This framework assists the Bank as we continue to advance our capabilities in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and risk appetite.

The ESG Risk Management framework is supported by additional policies, processes, and guidelines, designed to help mitigate ESG Risk or advance responsible practices. For example, Scotiabank is a signatory to the Equator Principles (EPs) framework, which enables the Bank, in partnership with our clients, to identify, assess, manage and report environmental and social risks and impacts associated with the large-scale infrastructure and industrial development projects. We also have policies in place related to our financing activities to oil and gas projects in the Arctic Circle, and to projects related to thermal coal mining and power, UNESCO World Heritage Sites and Wetlands of International Importance, and illegal logging and wildlife trade. Our approach to respecting and promoting human rights is communicated in our Code and in the Global Human Rights Statement. The Bank has set a number of enterprise-wide commitments that aim to address climate-related risks and opportunities, such as our commitment to provide $350 billion in climate-related finance by 2030 to support clients in their strategies to address climate change and other environmental goals. Our Climate Related Finance Framework outlines the financial product and services we offer in support of this commitment. Additional information on the Bank's approach to climate change risk management and strategy will be provided in our 2025 Sustainability Report.

Data Management Risk

Data Management Risk is the risk of exposure to the financial and non-financial consequences caused by people, inadequate processes and systems related to data governance, data quality, data architecture and/or data ethics.

The Data Risk Management Framework provides an overview of the key governance components for the data management risk and oversight activities across the Bank. The Data Risk Management Policy defines key guiding principles for managing data risk, including the interaction model and roles and responsibilities for key stakeholders involved in managing data management risk across the Bank.

Model Risk

Model risk is the risk of adverse financial (e.g. inadequate capital, financial losses, inadequate liquidity, underfunding of defined benefit pension plans) operational, and/or reputational consequences arising from the design, development, implementation and/or use of a model. It can originate from, among other things, inappropriate specification; incorrect parameter estimates; flawed hypotheses and/or assumptions; mathematical computation errors; inaccurate, inappropriate or incomplete data; inappropriate, improper or unintended usage; and inadequate monitoring and/or controls.

Model risk is managed through a structured framework that outlines minimum compliance requirements aligned with OSFI's revised E-23 Model Risk Management Guideline. This framework spans the entire model lifecycle – from identification and assessment to monitoring and remediation.

All models that meet the Bank's definition – including those developed internally or sourced from vendors – are governed by the Model Risk Management Framework (MRMF). The MRMF is supported by a suite of policies, standards, and guidelines that ensure consistent and effective model risk management across the organization, including well-defined roles and responsibilities for key stakeholders across the lifecycle.

The Bank's model risk appetite – expressed through the Enterprise Model Risk Score – is based on aggregated indicators such as persistent performance breaches, policy exceptions, and material issues. This score reflects the Bank's tolerance for model-related risk and is reported quarterly in the Enterprise Risk Management (ERM) Report.

Reputational Risk

Reputational risk is the risk that negative publicity or stakeholder sentiment regarding Scotiabank's conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or client base, or require other defensive measures.

The Bank has an Enterprise Reputational Risk Policy, as well as other policies and procedures for managing reputational risk. Reputational risk is managed and controlled by our Code, governance practices and risk management programs, policies, procedures, and training. All directors, officers and employees have a responsibility to conduct their activities in accordance with our Code, and in a manner that minimizes reputational risk. The activities of the Legal; Global Tax; Corporate Secretary; Global Communications; Global Compliance & AML, and Global Risk Management departments, as well as the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

Strategic Risk

Strategic Risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are ineffective or insufficiently resilient to changes in the business environment or fail to achieve the Bank's strategic vision in the execution of the Bank's strategy.

The Board is ultimately responsible for oversight of strategic risk, by ensuring a robust strategic planning process and approving, on an annual basis, the strategic plan for the Bank. Changes in our business strategy can impact our risk appetite and therefore the Annual Strategy Report to the Board of Directors considers linkages between the Bank's Enterprise Risk Appetite Framework and the enterprise strategy, business line strategies and how the corporate functions support the business lines in the execution of their strategic plans. The Board reviews this material, along with other relevant strategic and financial presentations by management throughout the year in order to provide the appropriate governance.

The strategic planning process is managed by Enterprise Strategy which supports the management of strategic risk throughout the planning process by ensuring alignment across our business, financial, capital and risk planning. Global Risk Management also provides oversight of strategic risk by providing independent reviews throughout the strategic planning process, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics.

The development, evaluation and execution of the Bank's strategic plans is owned by the Management team of the Bank. They participate actively in the annual planning process and on an ongoing basis, Heads of Business Lines and Corporate Functions identify, manage, and assess the internal and external risks that could impede achievement of, or progress of, strategic objectives. The executive management team regularly meets to evaluate the effectiveness of the Bank's strategic plan, and consider what amendments, if any, are required.

Controls and Accounting Policies

Controls and Procedures

Management's responsibility for financial information contained in this annual report is described on page 140.

Disclosure controls and procedures

The Bank's disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank's management, including the President and Chief Executive Officer and the Group Head and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2025, the Bank's management, with the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank's disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank's management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management's evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2025. There are no material weaknesses that have been identified by management in this regard. KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting as of October 31, 2025.

Changes in internal control over financial reporting

During the year ended October 31, 2025, there have been no changes in the Bank's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Critical Accounting Policies and Estimates

The Bank's accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the consolidated financial statements summarizes the material accounting policies used in preparing the Bank's consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgments that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are particularly important to the presentation of the Bank's financial position and results of operations, as changes in the estimates, assumptions and judgments could have a material impact on the Bank's consolidated financial statements. These estimates, assumptions and judgments are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using valuation models and incorporates inputs, assumptions and techniques that involve a high degree of management judgment. Under IFRS 9 expected credit loss methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. The Bank recognizes an allowance at an amount equal to 12 month expected credit losses if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). When a financial asset experiences a significant increase in credit risk (SIR) after origination but is not considered to be in default, it is included in Stage 2 and subject to lifetime expected credit losses. Financial assets that are in default are included in Stage 3. Similar to Stage 2, the allowance for credit losses for Stage 3 financial assets captures the lifetime expected credit losses.

The main drivers in allowance for credit loss changes that are subject to significant judgment include the following:

- Determination of point-in-time parameters such as probability of default (PD), loss given default (LGD) and exposure at default (EAD).
- Forecast of macroeconomic variables for multiple scenarios and probability weighting of the scenarios.
- Assessment of SIR.

Qualitative adjustments or overlays may also be made as temporary adjustments using expert credit judgment in circumstances where, in the Bank's view, the existing regulatory guidance, inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of allowance recognized.

Measurement of expected credit losses
The PD, EAD, and LGD inputs used to estimate expected credit losses are modelled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

- PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

- EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

- LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking macroeconomic scenarios

The Bank uses a broad range of forward-looking economic information as inputs to its models of expected credit losses and the related allowance. These include real GDP, unemployment rates, consumer price index, central bank interest rates, and house price indices, amongst others. The allowance is determined using four probability-weighted, forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to create unbiased projections and forecasts. The scenarios are prepared using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using both internally and externally developed models whose outputs are modified by SE as necessary to formulate a 'base case' view of the most probable future direction of economic developments. SE also develops a representative range of other possible forecast scenarios. More specifically, the process involves the development of three additional economic scenarios to which relative probabilities are assigned. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight and incorporate judgment both in the determination of the scenarios' forecasts and the probability weights that are assigned to them.

Significant increase in credit risk

The assessment of SIR since origination of a financial asset considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking information. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SIR. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers, changes in portfolio composition, and natural disaster events impacting certain portfolios.

For retail exposures, a SIR is assessed based on thresholds that exist by product which consider the change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

For non-retail exposures, the Bank uses an internal risk rating scale (IG codes). All non-retail exposures have an IG code assigned that reflects the PD of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. SIR is evaluated based on the migration of the exposures among IG codes.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. The contractual cash flow characteristics of a financial instrument and the business model under which it is held determine such classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or fair value through other comprehensive income at inception.

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Quoted prices are not always available for over-the-counter (OTC) transactions, as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would consider in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgement is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank's risk management framework. GRM is independent of the Bank's business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process to ensure the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed by GRM to determine the market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in over-the-counter markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent second-line model risk management function within GRM oversees the initial model validation, approval and ongoing validation and the performance monitoring of valuation models used in determining fair value. Model development and validation processes are governed by the Bank's Model Risk Management Policy.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank's policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves can include adjustments for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets. The methodology for the calculation of valuation reserves is reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $103 million as at October 31, 2025 (2024 – $81 million), net of any write-offs. The majority of the year-over-year change is due to widening of counterparty credit spreads during the year.

As at October 31, 2025, a net funding valuation adjustment (FVA) representing an excess of funding benefit adjustment over funding cost adjustment of $136 million (2024 – $165 million), pre-tax, was recorded for uncollateralized derivative instruments.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees globally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee's length of service and earnings) and defined contribution pension plans (where the Bank's contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits include post-retirement health care, dental care and life insurance, along with other long-term employee benefits, such as long-term disability benefits.

The employee benefit expenses and related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management's best estimate and are reviewed and approved annually. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank's obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors, such as plan-specific experience and best practices.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income, except for other long-term employee benefits, where they are recognized in the Consolidated Statement of Income.

Note 27 of the consolidated financial statements contains details of the Bank's employee benefit plans, such as the disclosure of pension and other benefit amounts, management's key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management's expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management's interpretations of the legislation differ from those of the tax authorities, or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank's tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Note 26 of the consolidated financial statements contains further details with respect to the Bank's provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the Off-balance sheet arrangements section on page 73.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements, and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

• power over the investee;

• exposure, or rights, to variable returns from involvement with the investee; and

• the ability to use power over the investee to affect the amount of the Bank's returns.

This definition of control applies to circumstances:

• when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

• when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

• involving agency relationships; and

• when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent's capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank's exposure to variability of returns from other interests that it holds in the investee. The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change. Management is required to exercise judgement to determine if a change in control event has occurred. During 2025, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 14 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the three Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank's Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank's Consolidated Statement of Financial Position.

Goodwill

For impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank's groups of cash-generating units (CGU) that are expected to benefit from the particular acquisition. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. At each reporting date, goodwill is reviewed to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank's capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis. The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss on goodwill is not reversed.

FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less costs of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors, including normalized net income, price earnings multiples, and control premiums. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.

VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating future cash flows, terminal growth rate and discount rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macroeconomic conditions, forecasted earnings and business strategy for the CGU. The terminal growth rate is based on the long-term growth expectations in the relevant countries, while the discount rate is based on the cost of capital.

Significant judgment is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology described above as at July 31, 2025, and no impairment was determined to exist. As of October 31, 2025, there were no significant changes to this assessment. For additional information, see Note 17 of the consolidated financial statements.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are amortized over the estimated useful life of the asset and are tested for impairment only when events and circumstances indicate impairment. Indefinite and finite life intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. The VIU method is used by the Bank to determine the recoverable amount of intangible assets. In determining VIU, a discounted cash flow valuation model is used which incorporates key assumptions, such as management-approved cash flow projections, terminal growth rate and the applicable discount rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss recognized in a prior period shall be reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment was recognized. The reversal of an impairment loss reflects an increase in the estimated service potential of an asset, either from use or from sale, and does not only result from the passage of time. An impairment loss is reversed only to the extent that the intangible asset's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgment is applied in determining the intangible asset's recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Indefinite life intangible assets were assessed for annual impairment based on the methodology described above as at July 31, 2025, and no impairment was determined to exist. As of October 31, 2025, there were no significant changes to this assessment. For additional information on both indefinite life and finite life intangible assets, see Note 17 of the consolidated financial statements.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the asset have expired, which occurs with repayment by the borrower or upon substantial modification of the asset terms. Assets are also derecognized when the Bank transfers the contractual rights to receive the cash flows from the financial asset or has assumed an obligation to pay those cash flows to an independent third-party, and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Management must apply judgement in determining whether a modification of the contractual terms of the financial asset is substantial. For loans, this includes the nature of the modification and the extent of changes to contractual terms including interest rate, authorized amount and term.

Management must also apply judgement in determining, based on specific facts and circumstances, whether the Bank has retained or transferred substantially all the risks and rewards of ownership of the financial asset. Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement.

Most assets transferred under repurchase agreements, securities lending agreements, securitizations of fully insured Canadian residential mortgages, and securitizations of credit card receivables do not qualify for derecognition. The Bank continues to record the transferred assets on the Consolidated Statement of Financial Position as secured financings.

Further information on derecognition of financial assets can be found in Note 13 of the consolidated financial statements.

Provisions

The Bank recognizes a provision if, because of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank's estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank's liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank's consolidated results of operations for any reporting period.

The Bank, through its Peruvian subsidiary, is engaged in a legal action related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank's acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was concluded in favour of the Government of Peru in May 2024. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru's treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. This case is currently proceeding through the arbitration process. In Q3 2024, the Bank recorded a legal provision of $142 million in other liabilities – provisions, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2026

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments
On May 30, 2024, the IASB issued "Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)" to address post-implementation review findings of IFRS 9 *Financial Instruments*.

The amendments introduce an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for the Bank on November 1, 2026, and early adoption is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. The Bank is currently assessing the impact of these amendments.

Effective November 1, 2027

IFRS 18 Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* on April 9, 2024, to replace IAS 1 *Presentation of Financial Statements* and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.

IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

Regulatory Developments

The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank's operations is included below.

Global Minimum Tax

The Organisation for Economic Co-operation and Development published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of €750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.

The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.

For the twelve months ended October 31, 2025, the impact of the GMT on the Bank's effective tax rate was approximately 0.8%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.

U.S. Tax Legislation

On July 4, 2025, the One Big Beautiful Bill Act was enacted into U.S. law, which codifies certain of the 2017 Tax Cuts and Jobs Act provisions, making them permanent. There has not been any significant impact on the consolidated effective tax rate, however, we continue to monitor any future developments.

Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T60 Compensation of key management personnel of the Bank

For the year ended October 31 ($ millions)	2025	2024
Salaries and cash incentives[1]	$ 28	$ 25
Equity-based payment[2]	36	29
Pension and other benefits[1]	2	2
Total	$ 66	$ 56

(1) Represents amounts expensed during the year.
(2) Represents equity-based awards granted during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director's Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 25 – Share-based payments for further details of these plans.

T61 Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2025	2024
Loans	$ 7	$ 10
Deposits	2	5

The Bank's committed credit exposure to companies controlled by directors totaled $263 million as at October 31, 2025 (October 31, 2024 – $267 million) while actual utilized amounts were $186 million (October 31, 2024 – $199 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

T62 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2025	2024
Net income / (loss)	$ (21)	$ (15)
Loans	140	209
Deposits	282	253
Guarantees and commitments	57	46

Scotiabank principal pension plan

The Bank manages assets of $6.4 billion (October 31, 2024 – $6.0 billion) which is a portion of the Scotiabank principal pension plan assets and earned $7.0 million in fees (October 31, 2024 – $6.7 million).

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing the Related Party Policy and transactions with related parties that may materially affect the Bank and to ensure compliance with the Bank Act. The Bank Act requirements encompass a broader definition of a related party and the transactions than is set out in International Accounting Standard 24 *Related Party Disclosures*. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with reports that reflect the Bank's compliance with its Policy.

The Bank's Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank's policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively in compliance with the Bank Act.

Supplementary Data

Geographic Information

T63 Net income by geographic segment

For the fiscal year ($ millions)	2025									2024[1]								
	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$ 11,378	$ 799	$ 2,405	$ 1,334	$ 1,993	$ 717	$ 1,931	$ 965	$ 21,522	$ 9,207	$ 664	$ 2,397	$ 1,422	$ 2,020	$ 690	$ 1,842	$ 1,010	$ 19,252
Non-interest income	9,352	2,165	1,014	588	571	479	1,295	755	16,219	8,535	1,578	1,032	546	455	486	1,180	606	14,418
Provision for credit losses	2,338	67	552	368	748	378	196	67	4,714	1,701	28	380	501	626	561	150	104	4,051
Non-interest expenses	13,660	1,591	1,822	885	1,168	750	1,508	1,134	22,518	11,207	1,309	1,867	869	1,143	794	1,454	1,052	19,695
Income tax expense	1,532	189	264	126	79	38	450	73	2,751	1,002	146	280	140	119	(49)	303	91	2,032
Net income	3,200	1,117	781	543	569	30	1,072	446	7,758	3,832	759	902	458	587	(130)	1,115	369	7,892
Net income attributable to non-controlling interests in subsidiaries	(200)	–	23	7	7	9	123	–	(31)	–	–	24	3	42	(50)	115	–	134
Net income attributable to equity holders of the Bank	$ 3,400	$ 1,117	$ 758	$ 536	$ 562	$ 21	$ 949	$ 446	$ 7,789	$ 3,832	$ 759	$ 878	$ 455	$ 545	$ (80)	$ 1,000	$ 369	$ 7,758
Adjustments[2]	1,514	24	–	–	18	–	1	4	1,561	708	–	–	2	18	–	3	2	733
Adjusted net income (loss) attributable to equity holders of the Bank[2]	$ 4,914	$ 1,141	$ 758	$ 536	$ 580	$ 21	$ 950	$ 450	$ 9,350	$ 4,540	$ 759	$ 878	$ 457	$ 563	$ (80)	$ 1,003	$ 371	$ 8,491

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology. Refer to page 42 for further details.

(2) Refer to Non-GAAP Measures starting on page 20.

T64 Loans and acceptances by geography

As at October 31 ($ billions)	2025	2024
Canada		
Atlantic provinces	$ 28.0	$ 24.9
Quebec	50.0	44.2
Ontario	280.2	281.9
Manitoba and Saskatchewan	22.6	21.0
Alberta	57.0	55.9
British Columbia	94.2	95.5
	532.0	523.4
U.S.	62.1	59.3
Mexico	45.7	44.2
Peru	22.0	21.0
Chile	51.2	49.2
Colombia	13.3	11.3
Other International		
Latin America	13.1	14.0
Europe	7.8	10.5
Caribbean and Central America	26.1	25.9
Asia and Other	5.3	8.7
	52.3	59.1
	$ 778.7	$ 767.5
Total allowance for credit losses	(7.5)	(6.5)
Total loans and acceptances net of allowance for credit losses	**$ 771.2**	**$ 761.0**

T65 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2025	2024
Canada	$ 2,416	$ 2,158
U.S.	–	109
Mexico	1,494	1,343
Peru	823	715
Chile	1,420	1,249
Colombia	364	322
Other International	727	843
Total	**$ 7,244**	**$ 6,739**

T66 Provision against impaired financial instruments by geographic segment

For the fiscal years ($ millions)	2025	2024
Canada	$ 1,911	$ 1,571
U.S.	44	24
Mexico	489	404
Peru	392	554
Chile	638	592
Colombia	392	532
Other International	267	253
Total	**$ 4,133**	**$ 3,930**

Credit Risk

T67 Loans and acceptances by type of borrower

As at October 31 ($ billions)	2025	2024
Residential mortgages	$ 370.2	$ 350.9
Personal loans	110.6	106.4
Credit cards	18.0	17.4
Personal	$ 498.8	$ 474.7
Financial services		
Non-bank	$ 31.4	$ 29.7
Bank[1]	1.0	0.9
Wholesale and retail	29.0	29.9
Real estate and contractors	60.0	66.0
Energy	6.0	7.1
Transportation	8.4	9.7
Automotive	17.6	17.6
Agriculture	17.4	17.0
Hospitality and leisure	3.5	3.8
Mining	5.4	6.4
Metals	1.9	2.2
Utilities	21.6	25.0
Health care	8.9	7.9
Technology and media	18.9	21.7
Chemicals	2.1	1.9
Food and beverage	10.1	10.8
Forest products	2.5	2.8
Other[2]	28.1	25.2
Sovereign[3]	6.1	7.2
Business and government	$ 279.9	$ 292.8
	$ 778.7	$ 767.5
Total allowance for credit losses	(7.5)	(6.5)
Total loans and acceptances net of allowance for credit losses	**$ 771.2**	**$ 761.0**

(1) Deposit taking institutions and securities firms.
(2) Other includes $9.6 billion in wealth management, $3.5 billion in services and $3.1 billion in financing products.
(3) Includes central banks, regional and local governments, supra-national agencies.

T68 Off-balance sheet credit instruments

As at October 31 ($ billions)	2025	2024
Commitments to extend credit[1]	$ 275.5	$ 272.8
Standby letters of credit and letters of guarantee	86.0	63.0
Securities lending, securities purchase commitments and other	80.2	60.3
Total	**$ 441.7**	**$ 396.1**

(1) Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank's discretion at any time.

T69 Changes in net impaired loans

For the fiscal years ($ millions)	2025	2024
Gross impaired loans		
Balance at beginning of year	$ 6,739	$ 5,726
Net additions		
New additions	9,598	9,495
Acquisition-related	–	–
Declassifications	(2,847)	(2,394)
Payments	(2,028)	(1,744)
Sales	(37)	(79)
	4,686	5,278
Write-offs		
Residential mortgages	(135)	(100)
Personal loans	(2,127)	(2,145)
Credit cards	(1,466)	(1,356)
Business and government	(700)	(484)
	(4,428)	(4,085)
Foreign exchange and other	247	(180)
Balance at end of year	$ 7,244	$ 6,739
Allowance for credit losses on financial instruments		
Balance at beginning of year	$ 2,054	$ 1,881
Provision for credit losses	4,133	3,930
Write-offs	(4,428)	(4,085)
Recoveries		
Residential mortgages	25	24
Personal loans	313	288
Credit cards	224	190
Business and government	58	60
	620	562
Foreign exchange and other	(38)	(234)
Balance at end of year	$ 2,341	$ 2,054
Net impaired loans		
Balance at beginning of year	$ 4,685	$ 3,845
Net change in gross impaired loans	505	1,013
Net change in allowance for credit losses on impaired financial instruments	(287)	(173)
Balance at end of year	$ 4,903	$ 4,685

T70 Provision for credit losses

For the fiscal years ($ millions)	2025	2024
New provisions	$ 4,883	$ 4,591
Reversals	(130)	(99)
Recoveries	(620)	(562)
Provision for credit losses on impaired financial instruments	4,133	3,930
Provision for credit losses – performing financial instruments	581	121
Total Provision for credit losses	**$ 4,714**	**$ 4,051**

T71 Provision for credit losses against impaired financial instruments by type of borrower

For the fiscal years ($ millions)	2025	2024
Residential mortgages	$ 267	$ 250
Personal loans	1,796	1,885
Credit cards	1,233	1,165
Personal	**3,296**	**3,300**
Financial services		
Non-bank	26	34
Bank	–	–
Wholesale and retail	189	137
Real estate and contractors	179	108
Energy	(3)	–
Transportation	79	87
Automotive	9	6
Agriculture	95	73
Hospitality and leisure	5	2
Mining	1	–
Metals	4	9
Utilities	29	–
Health care	30	22
Technology and media	93	32
Chemicals	10	6
Food and beverage	68	69
Forest products	12	9
Other	10	35
Sovereign	1	1
Business and government	**837**	**630**
Provision for credit losses on impaired financial instruments	**$ 4,133**	**$ 3,930**

T72 Impaired loans by type of borrower

As at October 31 ($ millions)	2025 Gross	2025 Allowance for credit losses	2025 Net	2024 Gross	2024 Allowance for credit losses	2024 Net
Residential mortgages	$ 2,903	$ 840	$ 2,063	$ 2,372	$ 645	$ 1,727
Personal loans	1,071	604	467	1,117	621	496
Credit cards	–	–	–	–	–	–
Personal	**$ 3,974**	**$ 1,444**	**$ 2,530**	**$ 3,489**	**$ 1,266**	**$ 2,223**
Financial services						
Non-bank	106	46	60	141	57	84
Bank	–	–	–	–	–	–
Wholesale and retail	556	238	318	487	189	298
Real estate and contractors	902	187	715	768	147	621
Energy	18	4	14	30	5	25
Transportation	253	68	185	351	75	276
Automotive	32	11	21	33	9	24
Agriculture	308	92	216	338	82	256
Hospitality and leisure	69	7	62	71	7	64
Mining	4	1	3	6	3	3
Metals	36	10	26	53	19	34
Utilities	123	18	105	1	1	–
Health care	84	26	58	56	16	40
Technology and media	141	47	94	133	32	101
Chemicals	76	28	48	81	20	61
Food and beverage	121	40	81	198	49	149
Forest products	81	22	59	81	14	67
Other	160	48	112	172	61	111
Sovereign	200	4	196	250	2	248
Business and government	**$ 3,270**	**$ 897**	**$ 2,373**	**$ 3,250**	**$ 788**	**$ 2,462**
Total	**$ 7,244**	**$ 2,341**	**$ 4,903**	**$ 6,739**	**$ 2,054**	**$ 4,685**

T73 Total credit risk exposures by geography[1][2]

As at October 31 ($ millions)	2025 Non-Retail Drawn	Undrawn	Other exposures[3]	Retail	Total	2024 Total
Canada	$ 242,044	$ 42,449	$ 49,473	$ 478,160	$ 812,126	$ 783,178
U.S.	137,005	31,645	83,209	1	251,860	238,201
Chile	23,206	2,263	3,586	33,518	62,573	60,179
Mexico	29,050	2,950	3,183	24,184	59,367	58,439
Peru	18,163	1,435	2,164	12,005	33,767	32,609
Colombia	8,657	682	941	7,873	18,153	15,015
Other International						
Europe	17,423	6,241	22,195	–	45,859	38,776
Caribbean and Central America	17,743	1,213	1,236	16,051	36,243	36,170
Latin America (other)	13,982	814	1,080	1,370	17,246	17,742
Other	11,361	2,882	4,891	–	19,134	25,136
Total	**$ 518,634**	**$ 92,574**	**$ 171,958**	**$ 573,162**	**$ 1,356,328**	**$ 1,305,445**
As at October 31, 2024	$ 535,326	$ 99,011	$ 131,677	$ 539,431	$ 1,305,445	

(1) Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes equities and other assets.
(2) Amounts represent exposure at default.
(3) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T74 IRB credit risk exposures by maturity[1][2]

Residual maturity as at October 31 ($ millions)	2025 Drawn	Undrawn	Other exposures[3]	Total	2024 Total
Non-retail					
Less than 1 year	$ 133,684	$ 20,126	$ 89,711	$ 243,521	$ 260,784
One to 5 years	208,536	65,260	41,159	314,955	301,844
Over 5 years	48,912	1,695	16,918	67,525	55,993
Total non-retail	**$ 391,132**	**$ 87,081**	**$ 147,788**	**$ 626,001**	**$ 618,621**
Retail					
Less than 1 year	$ 78,048	$ 65,109	$ –	$ 143,157	$ 123,229
One to 5 years	229,733	–	–	229,733	234,961
Over 5 years	13,793	–	–	13,793	15,540
Revolving credits[4]	44,788	63,595	–	108,383	93,400
Total retail	**$ 366,362**	**$ 128,704**	**$ –**	**$ 495,066**	**$ 467,130**
Total	**$ 757,494**	**$ 215,785**	**$ 147,788**	**$ 1,121,067**	**$ 1,085,751**
As at October 31, 2024	$ 766,991	$ 205,624	$ 113,136	$ 1,085,751	

(1) Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes equity securities and other assets.
(2) Exposure at default, before credit risk mitigation.
(3) Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4) Credit cards and lines of credit with unspecified maturity.

T75 Total credit risk exposures and risk-weighted assets

| | 2025 | | | | | | 2024 | |
| | IRB | | Standardized[1] | | Total | | Total | |
As at October 31 ($ millions)	Exposure at Default[2]	Risk-weighted assets	Exposure at Default[2]	Risk-weighted assets	Exposure at Default[2]	Risk-weighted assets	Exposure at Default[2]	Risk-weighted assets
Non-retail								
Corporate								
Drawn	$ 189,918	$ 82,445	$ 49,395	$ 46,489	$ 239,313	$ 128,934	$ 246,526	$ 125,359
Undrawn	71,341	28,083	4,901	4,716	76,242	32,799	80,749	32,574
Other[3]	54,146	14,995	2,494	2,307	56,640	17,302	47,919	13,873
	315,405	125,523	56,790	53,512	372,195	179,035	375,194	171,806
Bank								
Drawn	12,924	3,379	1,609	680	14,533	4,059	19,913	5,916
Undrawn	12,253	6,217	69	35	12,322	6,252	14,756	6,946
Other[3]	14,001	2,516	140	95	14,141	2,611	14,521	3,687
	39,178	12,112	1,818	810	40,996	12,922	49,190	16,549
Sovereign								
Drawn	240,416	7,564	24,372	3,088	264,788	10,652	268,887	11,368
Undrawn	3,487	555	523	471	4,010	1,026	3,506	551
Other[3]	6,927	558	187	178	7,114	736	6,043	620
	250,830	8,677	25,082	3,737	275,912	12,414	278,436	12,539
Total Non-retail								
Drawn	443,258	93,388	75,376	50,257	518,634	143,645	535,326	142,643
Undrawn	87,081	34,855	5,493	5,222	92,574	40,077	99,011	40,071
Other[3]	75,074	18,069	2,821	2,580	77,895	20,649	68,483	18,180
	$ 605,413	$ 146,312	$ 83,690	$ 58,059	$ 689,103	$ 204,371	$ 702,820	$ 200,894
Retail								
Retail residential mortgages								
Drawn	$ 244,737	$ 24,970	$ 66,707	$ 21,168	$ 311,444	$ 46,138	$ 289,602	$ 48,567
	244,737	24,970	66,707	21,168	311,444	46,138	289,602	48,567
Secured lines of credit								
Drawn	23,119	5,190	472	166	23,591	5,356	23,452	4,535
Undrawn	60,485	2,480	102	36	60,587	2,516	56,913	2,379
	83,604	7,670	574	202	84,178	7,872	80,365	6,914
Qualifying retail revolving exposures								
Drawn	18,710	13,841	11,011	7,048	29,721	20,889	28,904	19,329
Undrawn	63,595	7,569	8,161	4,001	71,756	11,570	58,300	9,541
	82,305	21,410	19,172	11,049	101,477	32,459	87,204	28,870
Other retail								
Drawn	27,670	15,616	41,541	31,536	69,211	47,152	75,802	52,541
Undrawn/Other	4,624	2,015	2,228	1,680	6,852	3,695	6,458	3,178
	32,294	17,631	43,769	33,216	76,063	50,847	82,260	55,719
Total retail								
Drawn	314,236	59,617	119,731	59,918	433,967	119,535	417,760	124,972
Undrawn/Other	128,704	12,064	10,491	5,717	139,195	17,781	121,671	15,098
	$ 442,940	$ 71,681	$ 130,222	$ 65,635	$ 573,162	$ 137,316	$ 539,431	$ 140,070
Securitization exposures	43,622	6,090	20,650	3,962	64,272	10,052	37,657	7,791
Trading derivatives	29,092	6,287	699	682	29,791	6,969	25,537	5,801
CVA derivatives	–	–	–	5,394	–	5,394	–	4,631
Subtotal	$ 1,121,067	$ 230,370	$ 235,261	$ 133,732	$ 1,356,328	$ 364,102	$ 1,305,445	$ 359,187
Equities	–	–	8,160	20,119	8,160	20,119	7,751	18,644
Other assets[4]	–	–	54,566	22,035	54,566	22,035	46,798	20,322
Total credit risk	$ 1,121,067	$ 230,370	$ 297,987	$ 175,886	$ 1,419,054	$ 406,256	$ 1,359,994	$ 398,153

(1) Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.
(2) Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, after credit risk mitigation.
(3) Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4) Other assets include amounts related to central counterparties, net of capital deductions.

Revenues and Expenses

T76 Volume/rate analysis of change in net interest income

($ millions)	Increase (decrease) due to change in: 2025 versus 2024			Increase (decrease) due to change in: 2024 versus 2023		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Net interest income						
Total earning assets	**$ 1,442**	**$ (5,499)**	**$ (4,057)**	$ 1,064	$ 3,771	$ 4,835
Total interest-bearing liabilities	**464**	**(6,791)**	**(6,327)**	(301)	4,146	3,845
Change in net interest income	**$ 978**	**$ 1,292**	**$ 2,270**	$ 1,365	$ (375)	$ 990
Assets						
Deposits with banks	**$ 166**	**$ (692)**	**$ (526)**	$ (589)	$ 205	$ (384)
Trading assets	**78**	**(604)**	**(526)**	372	(570)	(198)
Securities purchased under resale agreements	**135**	**1,071**	**1,206**	41	83	124
Investment securities	**486**	**(1,179)**	**(693)**	1,281	1,244	2,525
Loans:						
Residential mortgages	**716**	**(961)**	**(245)**	(262)	1,037	775
Personal loans	**158**	**(731)**	**(573)**	197	674	871
Credit cards	**37**	**(60)**	**(23)**	244	18	262
Business and government	**(334)**	**(2,343)**	**(2,677)**	(220)	1,080	860
Total loans	**577**	**(4,095)**	**(3,518)**	(41)	2,809	2,768
Total earning assets	**$ 1,442**	**$ (5,499)**	**$ (4,057)**	$ 1,064	$ 3,771	$ 4,835
Liabilities						
Deposits:						
Personal	**$ 244**	**$ (1,805)**	**$ (1,561)**	$ 362	$ 1,418	$ 1,780
Business and government	**408**	**(4,552)**	**(4,144)**	(468)	2,447	1,979
Banks	**(220)**	**(130)**	**(350)**	(188)	259	71
Total deposits	**432**	**(6,487)**	**(6,055)**	(294)	4,124	3,830
Obligations related to securities sold under repurchase agreements	**131**	**(247)**	**(116)**	178	(194)	(16)
Subordinated debentures	**(42)**	**(63)**	**(105)**	(43)	62	19
Other interest-bearing liabilities	**(57)**	**6**	**(51)**	(142)	154	12
Total interest-bearing liabilities	**$ 464**	**$ (6,791)**	**$ (6,327)**	$ (301)	$ 4,146	$ 3,845

T77 Provision for income and other taxes

For the fiscal years ($ millions)	**2025**	2024	**2025 versus 2024**
Income taxes			
Income tax expense	**$ 2,751**	$ 2,032	**35.4%**
Other taxes			
Payroll taxes	**580**	530	**9.4**
Business and capital taxes	**708**	682	**3.8**
Harmonized sales tax and other	**483**	482	**0.2**
Total other taxes	**1,771**	1,694	**4.5**
Total income and other taxes[1]	**$ 4,522**	$ 3,726	**21.4%**
Net income before income taxes	**$ 10,509**	$ 9,924	**5.9%**
Effective income tax rate (%)[2]	**26.2**	20.5	**5.7**
Total tax rate (%)[3]	**36.8**	32.1	**4.7**

(1) Comprising $2,545 of Canadian taxes (2024 – $1,953) and $1,977 of foreign taxes (2024 – $1,773).
(2) Refer to Glossary on page 136 for the description of the measure.
(3) Total income and other taxes as a percentage of net income before income and other taxes.

T78 Assets under administration and management[1]

($ billions)	2025	2024
Assets under administration		
Personal		
Retail brokerage	$ 283.6	$ 242.9
Investment management and trust	209.5	198.6
	493.1	441.5
Mutual funds	269.5	233.7
Institutional	105.7	96.3
Total	$ 868.3	$ 771.5
Assets under management		
Personal	$ 121.5	$ 100.1
Mutual funds	253.8	217.1
Institutional	57.1	55.8
Total	$ 432.4	$ 373.0

(1) Refer to Glossary on page 136 for the description of the measure.

T79 Changes in assets under administration and management[1]

As at October 31 ($ billions)	2025	2024
Assets under administration		
Balance at beginning of year	$ 771.5	$ 673.6
Net inflows (outflows)	16.7	9.7
Impact of market changes, including foreign currency translation	80.1	88.2
Balance at end of year	$ 868.3	$ 771.5

(1) Refer to Glossary on page 136 for the description of the measure.

As at October 31 ($ billions)	2025	2024
Assets under management		
Balance at beginning of year	$ 373.0	$ 316.6
Net inflows (outflows)	8.7	(0.1)
Impact of market changes, including foreign currency translation	50.7	56.5
Balance at end of year	$ 432.4	$ 373.0

T80 Fees paid to the shareholders' auditors

For the fiscal years ($ millions)	2025	2024
Audit services	$ 40.6	$ 39.1
Audit-related services	2.4	1.2
Tax services outside of the audit scope	0.7	0.4
Other non-audit services	0.9	1.2
Total Bank and Subsidiaries	$ 44.6	$ 41.9
Mutual funds	3.9	3.6
Total Fees	$ 48.5	$ 45.5

Selected Quarterly Information

T81 Selected quarterly information

	2025				2024			
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)								
Net interest income	**5,586**	**5,493**	**5,270**	**5,173**	4,923	4,862	4,694	4,773
Non-interest income	**4,217**	**3,993**	**3,810**	**4,199**	3,603	3,502	3,653	3,660
Total revenue	**9,803**	**9,486**	**9,080**	**9,372**	8,526	8,364	8,347	8,433
Provision for credit losses	**1,113**	**1,041**	**1,398**	**1,162**	1,030	1,052	1,007	962
Non-interest expenses	**5,828**	**5,089**	**5,110**	**6,491**	5,296	4,949	4,711	4,739
Income tax expense	**656**	**829**	**540**	**726**	511	451	537	533
Net income	**2,206**	**2,527**	**2,032**	**993**	1,689	1,912	2,092	2,199
Net income attributable to common shareholders	**2,104**	**2,313**	**1,841**	**1,025**	1,521	1,756	1,943	2,066
Operating performance								
Basic earnings per share ($)	**1.70**	**1.84**	**1.48**	**0.82**	1.23	1.43	1.59	1.70
Diluted earnings per share ($)	**1.65**	**1.84**	**1.48**	**0.66**	1.22	1.41	1.57	1.68
Return on equity (%)[1]	**11.0**	**12.2**	**10.1**	**5.5**	8.3	9.8	11.2	11.8
Return on tangible common equity (%)[2]	**13.5**	**15.0**	**12.5**	**6.8**	10.1	11.9	13.8	14.6
Productivity ratio (%)[1]	**59.4**	**53.7**	**56.3**	**69.3**	62.1	59.2	56.4	56.2
Net interest margin (%)[2]	**2.40**	**2.36**	**2.31**	**2.23**	2.15	2.14	2.17	2.19
Financial position information ($ billions)								
Cash and deposits with financial institutions	**66.0**	**69.7**	**63.6**	**70.2**	63.9	58.3	58.6	67.2
Trading assets	**152.2**	**136.5**	**129.0**	**136.7**	129.7	134.0	132.3	126.4
Loans	**771.0**	**761.6**	**756.4**	**766.3**	760.8	759.2	753.5	743.9
Total assets	**1,460.0**	**1,414.7**	**1,415.5**	**1,439.2**	1,412.0	1,402.4	1,399.4	1,392.9
Deposits	**966.3**	**946.8**	**945.8**	**966.0**	943.8	949.2	942.0	939.8
Common equity	**76.9**	**75.3**	**74.7**	**74.6**	73.6	72.7	70.6	70.0
Preferred shares and other equity instruments	**10.0**	**8.5**	**10.2**	**10.2**	8.8	8.8	8.8	8.8
Assets under administration[1]	**868.3**	**825.1**	**779.1**	**807.5**	771.5	761.0	738.9	715.9
Assets under management[1]	**432.4**	**407.0**	**379.9**	**395.5**	373.0	363.9	348.6	339.6
Capital and liquidity measures								
Common Equity Tier 1 (CET1) capital ratio (%)[3]	**13.2**	**13.3**	**13.2**	**12.9**	13.1	13.3	13.2	12.9
Tier 1 capital ratio (%)[3]	**15.3**	**15.2**	**15.4**	**15.1**	15.0	15.3	15.2	14.8
Total capital ratio (%)[3]	**17.1**	**16.9**	**17.1**	**16.8**	16.7	17.1	17.1	16.7
Total loss absorbing capacity (TLAC) ratio (%)[4]	**29.1**	**29.0**	**30.3**	**28.8**	29.7	29.1	28.9	28.9
Leverage ratio (%)[5]	**4.5**	**4.5**	**4.5**	**4.4**	4.4	4.5	4.4	4.3
TLAC Leverage ratio (%)[4]	**8.5**	**8.6**	**8.9**	**8.5**	8.8	8.5	8.4	8.4
Risk-weighted assets ($ billions)[3]	**474.5**	**463.5**	**459.0**	**468.1**	464.0	453.7	450.2	451.0
Liquidity coverage ratio (LCR) (%)[6]	**128**	**126**	**131**	**128**	131	133	129	132
Net stable funding ratio (NSFR) (%)[6]	**116**	**120**	**120**	**117**	119	117	117	117
Credit quality								
Net impaired loans ($ millions)	**4,903**	**4,656**	**4,648**	**4,874**	4,685	4,449	4,399	4,215
Allowance for credit losses ($ millions)[7]	**7,654**	**7,386**	**7,276**	**7,080**	6,736	6,860	6,768	6,597
Gross impaired loans as a % of loans and acceptances[1]	**0.93**	**0.90**	**0.90**	**0.91**	0.88	0.84	0.83	0.80
Net impaired loans as a % of loans and acceptances[1]	**0.63**	**0.61**	**0.61**	**0.63**	0.61	0.58	0.57	0.55
Provision for credit losses as a % of average net loans and acceptances (annualized)[1][8]	**0.58**	**0.55**	**0.75**	**0.60**	0.54	0.55	0.54	0.50
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)[1][8]	**0.54**	**0.51**	**0.57**	**0.55**	0.55	0.51	0.52	0.49
Net write-offs as a % of average net loans and acceptances (annualized)[1]	**0.51**	**0.50**	**0.50**	**0.49**	0.51	0.45	0.48	0.42
Adjusted results[2]								
Adjusted total revenue ($ millions)	**9,767**	**9,494**	**9,098**	**9,372**	8,526	8,507	8,347	8,433
Adjusted non-interest expenses ($ millions)	**5,308**	**5,095**	**5,067**	**5,111**	4,784	4,763	4,693	4,721
Adjusted net income ($ millions)	**2,558**	**2,518**	**2,072**	**2,362**	2,119	2,191	2,105	2,212
Adjusted diluted earnings per share ($)	**1.93**	**1.88**	**1.52**	**1.76**	1.57	1.63	1.58	1.69
Adjusted return on equity (%)	**12.5**	**12.4**	**10.4**	**11.8**	10.6	11.3	11.3	11.9
Adjusted return on tangible common equity (%)	**15.2**	**15.1**	**12.7**	**14.3**	12.8	13.7	13.8	14.6
Adjusted productivity ratio (%)	**54.3**	**53.7**	**55.7**	**54.5**	56.1	56.0	56.2	56.0
Common share information								
Closing share price ($) (TSX)	**91.99**	**77.09**	**68.98**	**74.36**	71.69	64.47	63.16	62.87
Shares outstanding (millions)								
Average – Basic	**1,239**	**1,244**	**1,246**	**1,245**	1,238	1,230	1,223	1,214
Average – Diluted	**1,245**	**1,245**	**1,246**	**1,250**	1,243	1,235	1,228	1,221
End of period	**1,236**	**1,242**	**1,246**	**1,246**	1,244	1,237	1,230	1,222
Dividends paid per share ($)	**1.10**	**1.10**	**1.06**	**1.06**	1.06	1.06	1.06	1.06
Dividend yield (%)[1]	**5.2**	**6.0**	**6.2**	**5.6**	6.3	6.6	6.4	7.0
Market capitalization ($ billions) (TSX)	**113.7**	**95.8**	**85.9**	**92.6**	89.2	79.8	77.7	76.8
Book value per common share ($)[1]	**62.22**	**60.57**	**59.96**	**59.86**	59.14	58.78	57.40	57.26
Market value to book value multiple[1]	**1.5**	**1.3**	**1.2**	**1.2**	1.2	1.1	1.1	1.1
Price to earnings multiple (trailing 4 quarters)[1]	**15.8**	**14.4**	**13.9**	**14.7**	12.0	11.3	10.5	10.3

(1) Refer to Glossary on page 136 for the description of the measure.
(2) Refer to page 20 for a discussion of non-GAAP measures.
(3) Regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements.
(4) This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity.
(5) The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements.
(6) The LCR and NSFR are calculated in accordance with OSFI Guideline – Liquidity Adequacy Requirements (LAR).
(7) Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(8) Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

Selected Annual Information

T82 Selected annual information

($ millions)		2025		2024		2023
Total revenue	$	37,741	$	33,670	$	32,214
Net income attributable to:						
Equity holders of the Bank		7,789		7,758		7,338
Non-controlling interests in subsidiaries		(31)		134		112
	$	7,758	$	7,892	$	7,450
Basic earnings per share (in dollars)	$	5.84	$	5.94	$	5.78
Diluted earnings per share (in dollars)		5.67		5.87		5.72
Dividends paid per common share (in dollars)		4.32		4.24		4.18
Total assets		1,460,042		1,412,027		1,411,043
Deposits		966,279		943,849		952,333

Ten-Year Statistical Review

T83 Condensed Consolidated Statement of Financial Position

As at October 31 ($ millions)		2025[(1)(2)]		2024[(1)(2)]		2023[(1)(2)]		2022[(1)]		2021[(1)]		2020[(1)]		2019[(1)]		2018[(1)]		2017		2016
Assets																				
Cash, deposits with financial institutions and Precious metals	$	71,123	$	66,400	$	91,249	$	66,438	$	87,078	$	77,641	$	50,429	$	65,460	$	65,380	$	54,786
Trading assets		152,223		129,727		117,868		113,154		146,312		117,839		127,488		100,262		98,464		108,561
Securities purchased under resale agreements and securities borrowed		203,008		200,543		199,325		175,313		127,739		119,747		131,178		104,018		95,319		92,129
Investment securities		149,948		152,832		118,237		110,008		75,199		111,389		82,359		78,396		69,269		72,919
Loans, net of allowance		771,045		760,829		750,911		744,987		636,986		603,263		592,483		551,834		504,369		480,164
Other[(3)]		112,695		101,696		133,453		139,518		111,530		106,587		102,224		98,523		82,472		87,707
	$	1,460,042	$	1,412,027	$	1,411,043	$	1,349,418	$	1,184,844	$	1,136,466	$	1,086,161	$	998,493	$	915,273	$	896,266
Liabilities																				
Deposits	$	966,279	$	943,849	$	952,333	$	916,181	$	797,259	$	750,838	$	733,390	$	676,534	$	625,367	$	611,877
Obligations related to securities sold under repurchase agreements and securities lent		189,144		190,449		160,007		139,025		123,469		137,763		124,083		101,257		95,843		97,083
Subordinated debentures		7,692		7,833		9,693		8,469		6,334		7,405		7,252		5,698		5,935		7,633
Other[(3)]		208,340		185,820		210,439		210,994		184,890		169,957		151,244		147,324		126,503		121,852
		1,371,455		1,327,951		1,332,472		1,274,669		1,111,952		1,065,963		1,015,969		930,813		853,648		838,445
Common equity		76,927		73,590		68,767		65,150		64,750		62,819		63,638		61,044		55,454		52,657
Preferred shares and other equity instruments		9,939		8,779		8,075		8,075		6,052		5,308		3,884		4,184		4,579		3,594
Non-controlling interests in subsidiaries		1,721		1,707		1,729		1,524		2,090		2,376		2,670		2,452		1,592		1,570
Total equity		88,587		84,076		78,571		74,749		72,892		70,503		70,192		67,680		61,625		57,821
	$	1,460,042	$	1,412,027	$	1,411,043	$	1,349,418	$	1,184,844	$	1,136,466	$	1,086,161	$	998,493	$	915,273	$	896,266

(1) The amounts for the years ended October 31, 2018 to October 31, 2025 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

(2) The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Amounts for fiscal 2016 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(3) The amounts for the years ended October 31, 2020 to October 31, 2025 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.

T84 Condensed Consolidated Statement of Income

For the year ended October 31 ($ millions)		2025[(1)]		2024[(1)]		2023[(1)]		2022		2021		2020		2019		2018		2017		2016
Revenue																				
Net interest income[(2)(3)]	$	21,522	$	19,252	$	18,262	$	18,115	$	16,961	$	17,320	$	17,177	$	16,191	$	15,035	$	14,292
Non-interest income[(2)(4)]		16,219		14,418		13,952		13,301		14,291		14,016		13,857		12,584		12,120		12,058
Total revenue		37,741		33,670		32,214		31,416		31,252		31,336		31,034		28,775		27,155		26,350
Provision for credit losses[(2)]		4,714		4,051		3,422		1,382		1,808		6,084		3,027		2,611		2,249		2,412
Non-interest expenses[(3)(4)]		22,518		19,695		19,121		17,102		16,618		16,856		16,737		15,058		14,630		14,540
Income before taxes		10,509		9,924		9,671		12,932		12,826		8,396		11,270		11,106		10,276		9,398
Income tax expense		2,751		2,032		2,221		2,758		2,871		1,543		2,472		2,382		2,033		2,030
Net income	$	7,758	$	7,892	$	7,450	$	10,174	$	9,955	$	6,853	$	8,798	$	8,724	$	8,243	$	7,368
Net income attributable to non-controlling interests in subsidiaries		(31)		134		112		258		331		75		408		176		238		251
Net income attributable to equity holders of the Bank	$	7,789	$	7,758	$	7,338	$	9,916	$	9,624	$	6,778	$	8,390	$	8,548	$	8,005	$	7,117
Preferred shareholders and other equity instrument holders		506		472		419		260		233		196		182		187		129		130
Common shareholders	$	7,283	$	7,286	$	6,919	$	9,656	$	9,391	$	6,582	$	8,208	$	8,361	$	7,876	$	6,987

(1) The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Amounts for fiscal 2016 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2) The amounts for the years ended October 31, 2018 to October 31, 2025 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.

(3) The amounts for the years ended October 31, 2020 to October 31, 2025 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.

(4) The amounts for the years ended October 31, 2019 to October 31, 2025 have been prepared in accordance with IFRS 15; prior year amounts have not been restated.

T85 Consolidated Statement of Changes in Equity

For the year ended October 31 ($ millions)	2025[1]	2024[1]	2023[1]	2022	2021	2020	2019
Common shares							
Balance at beginning of year	$ 22,054	$ 20,109	$ 18,707	$ 18,507	$ 18,239	$ 18,264	$ 18,234
Issued	210	1,945	1,402	706	268	59	255
Purchased for cancellation	(197)	–	–	(506)	–	(84)	(225)
Balance at end of year	$ 22,067	$ 22,054	$ 20,109	$ 18,707	$ 18,507	$ 18,239	$ 18,264
Retained earnings							
Balance at beginning of year	57,751	55,673	53,761	51,354	46,345	44,439	41,414
IFRS adjustment	–	–	(1)	–	–	–	(58)
Restated balances	57,751	55,673	53,760	51,354	46,345	44,439	41,356
Net income attributable to common shareholders of the Bank	7,283	7,286	6,919	9,656	9,391	6,582	8,208
Common dividends	(5,369)	(5,198)	(5,003)	(4,858)	(4,371)	(4,363)	(4,260)
Purchase of shares for cancellation and premium on redemption	(716)	–	–	(2,367)	–	(330)	(850)
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	(22)	–	–	–	–	–	–
Other	(11)	(10)	(3)	(24)	(11)	17	(15)
Balance at end of year	$ 58,916	$ 57,751	$ 55,673	$ 53,761	$ 51,354	$ 46,345	$ 44,439
Accumulated other comprehensive income (loss)							
Balance at beginning of year	(6,147)	(6,931)	(7,166)	(5,333)	(2,125)	570	992
IFRS adjustment	–	–	–	–	–	–	–
Restated balances	(6,147)	(6,931)	(7,166)	(5,333)	(2,125)	570	992
Other comprehensive income (loss)	2,321	784	278	(1,564)	(3,134)	(2,668)	(422)
Other	–	–	(43)	(269)	(74)	(27)	–
Balance at end of year	$ (3,826)	$ (6,147)	$ (6,931)	$ (7,166)	$ (5,333)	$ (2,125)	$ 570
Other reserves							
Balance at beginning of year	(68)	(84)	(152)	222	360	365	404
Share-based payments[2]	15	13	14	10	7	5	7
Other	(177)	3	54	(384)	(145)	(10)	(46)
Balance at end of year	$ (230)	$ (68)	$ (84)	$ (152)	$ 222	$ 360	$ 365
Total common equity	$ 76,927	$ 73,590	$ 68,767	$ 65,150	$ 64,750	$ 62,819	$ 63,638
Preferred shares and other equity instruments							
Balance at beginning of year	8,779	8,075	8,075	6,052	5,308	3,884	4,184
Net income attributable to preferred shareholders and other equity instrument holders of the Bank	506	472	419	260	233	196	182
Preferred and other equity instrument dividends	(506)	(472)	(419)	(260)	(233)	(196)	(182)
Issued	2,848	1,004	–	2,523	2,003	1,689	–
Redeemed	(1,688)	(300)	–	(500)	(1,259)	(265)	(300)
Balance at end of year	$ 9,939	$ 8,779	$ 8,075	$ 8,075	$ 6,052	$ 5,308	$ 3,884
Non-controlling interests							
Balance at beginning of year	1,707	1,729	1,524	2,090	2,376	2,670	2,452
IFRS adjustment	–	–	–	–	–	–	–
Restated balances	1,707	1,729	1,524	2,090	2,376	2,670	2,452
Net income attributable to non-controlling interests	(31)	134	112	258	331	75	408
Distributions to non-controlling interests	(82)	(88)	(101)	(115)	(123)	(148)	(150)
Effect of foreign exchange and others	127	(68)	194	(709)	(494)	(221)	(40)
Balance at end of year	$ 1,721	$ 1,707	$ 1,729	$ 1,524	$ 2,090	$ 2,376	$ 2,670
Total equity at end of year	$ 88,587	$ 84,076	$ 78,571	$ 74,749	$ 72,892	$ 70,503	$ 70,192

(1) The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Amounts for fiscal 2016 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2) Represents amounts on account of share-based payments (refer to Note 25 in the consolidated financial statements).

T86 Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2025[1]	2024[1]	2023[1]	2022	2021	2020	2019
Net income	$ 7,758	$ 7,892	$ 7,450	$ 10,174	$ 9,955	$ 6,853	$ 8,798
Other comprehensive income (loss), net of income taxes:							
Items that will be reclassified subsequently to net income							
Net change in unrealized foreign currency translation gains (losses)	780	(1,865)	942	2,454	(3,520)	(2,239)	(819)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income[2]	535	612	378	(1,212)	(600)	293	105
Net change in gains (losses) on derivative instruments designated as cash flow hedges	1,053	2,343	245	(4,537)	(806)	(32)	708
Net changes in finance income/(expense) from insurance contracts[1]	19	1	(17)	–	–	–	–
Other comprehensive income (loss) from investments in associates	176	(1)	(16)	(344)	37	(2)	103
Items that will not be reclassified subsequently to net income							
Net change in remeasurement of employee benefit plan asset and liability	266	(136)	114	678	1,335	(465)	(815)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income[2]	61	338	(180)	(74)	408	(85)	95
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(500)	(581)	(985)	1,444	(199)	(298)	8
Other comprehensive income (loss) from investments in associates	7	1	2	2	5	(8)	(10)
Other comprehensive income (loss)	2,397	712	483	(1,589)	(3,340)	(2,836)	(625)
Comprehensive income	$ 10,155	$ 8,604	$ 7,933	$ 8,585	$ 6,615	$ 4,017	$ 8,173
Comprehensive income (loss) attributable to:							
Common shareholders of the Bank	$ 9,604	$ 8,070	$ 7,197	$ 8,092	$ 6,257	$ 3,914	$ 7,786
Preferred shareholders and other equity instrument holders of the Bank	506	472	419	260	233	196	182
Non-controlling interests in subsidiaries	45	62	317	233	125	(93)	205
	$ 10,155	$ 8,604	$ 7,933	$ 8,585	$ 6,615	$ 4,017	$ 8,173

(1) The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Amounts for fiscal 2016 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2) The amounts for the years ended October 31, 2018 to October 31, 2025 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

	2018	2017	2016
	$ 15,644	$ 15,513	$ 15,141
	2,708	313	391
	(118)	(182)	(19)
	$ 18,234	$ 15,644	$ 15,513
	38,117	34,752	31,316
	(564)	–	–
	37,553	34,752	31,316
	8,361	7,876	6,987
	(3,985)	(3,668)	(3,468)
	(514)	(827)	(61)
	–	–	–
	(1)	(16)	(22)
	$ 41,414	$ 38,117	$ 34,752
	1,577	2,240	2,455
	51	–	–
	1,628	2,240	2,455
	(693)	(663)	(215)
	57	–	–
	$ 992	$ 1,577	$ 2,240
	116	152	173
	6	8	7
	282	(44)	(28)
	$ 404	$ 116	$ 152
	$ 61,044	$ 55,454	$ 52,657
	4,579	3,594	2,934
	187	129	130
	(187)	(129)	(130)
	300	1,560	1,350
	(695)	(575)	(690)
	$ 4,184	$ 4,579	$ 3,594
	1,592	1,570	1,460
	(97)	–	–
	1,495	1,570	1,460
	176	238	251
	(199)	(133)	(116)
	980	(83)	(25)
	$ 2,452	$ 1,592	$ 1,570
	$ 67,680	$ 61,625	$ 57,821

	2018	2017	2016
	$ 8,724	$ 8,243	$ 7,368
	(606)	(1,259)	396
	n/a	(55)	(172)
	(252)	n/a	n/a
	(361)	(28)	258
	–	–	–
	66	56	31
	318	592	(716)
	60	n/a	n/a
	(22)	(21)	(16)
	(7)	6	(10)
	(804)	(709)	(229)
	$ 7,920	$ 7,534	$ 7,139
	$ 7,668	$ 7,213	$ 6,772
	187	129	130
	65	192	237
	$ 7,920	$ 7,534	$ 7,139

T87 Other statistics

For the year ended October 31	2025[1]	2024[1]	2023[1]	2022	2021	2020	2019
Operating performance							
Basic earnings per share ($)	**5.84**	5.94	5.78	8.05	7.74	5.43	6.72
Diluted earnings per share ($)	**5.67**	5.87	5.72	8.02	7.70	5.30	6.68
Return on equity (%)[2]	**9.7**	10.2	10.3	14.8	14.7	10.4	13.1
Productivity ratio (%)[2]	**59.7**	58.5	59.4	54.4	53.2	53.8	53.9
Return on assets (%)[2]	**0.53**	0.56	0.53	0.79	0.86	0.59	0.83
Net interest margin (%)[3]	**2.33**	2.16	2.12	2.20	2.23	2.27	2.44
Capital measures[2]							
Common Equity Tier 1 (CET1) capital ratio (%)[4]	**13.2**	13.1	13.0	11.5	12.3	11.8	11.1
Tier 1 capital ratio (%)[4]	**15.3**	15.0	14.8	13.2	13.9	13.3	12.2
Total capital ratio (%)[4]	**17.1**	16.7	17.2	15.3	15.9	15.5	14.2
Leverage ratio (%)[5]	**4.5**	4.4	4.2	4.2	4.8	4.7	4.2
Common share information							
Closing share price ($) (TSX)	**91.99**	71.69	56.15	65.85	81.14	55.35	75.54
Number of shares outstanding (millions)	**1,236**	1,244	1,214	1,191	1,215	1,211	1,216
Dividends paid per share ($)	**4.32**	4.24	4.18	4.06	3.60	3.60	3.49
Dividend yield (%)[2][6]	**5.6**	6.5	6.5	5.1	5.2	5.8	4.9
Price to earnings multiple (trailing 4 quarters)[2]	**15.8**	12.0	9.7	8.2	10.5	10.2	11.2
Book value per common share ($)[2]	**62.22**	59.14	56.64	54.68	53.28	51.85	52.33
Other information							
Average total assets ($ millions)	**1,465,278**	1,419,284	1,396,092	1,281,708	1,157,213	1,160,584	1,056,063
Number of branches and offices	**2,128**	2,236	2,379	2,439	2,573	2,618	3,109
Number of employees	**86,431**	88,488	89,483	90,979	89,488	91,447	101,380
Number of automated banking machines	**8,432**	8,533	8,679	8,610	8,610	8,791	9,391

(1) The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Amounts for fiscal 2016 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.
(2) Refer to Glossary on page 136 for the description of the measure.
(3) Refer to page 20 for a discussion of non-GAAP measures.
(4) 2024 and 2025 regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Effective Q2 2023, regulatory capital ratios were based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(5) Leverage ratios for 2023 to 2025 are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(6) Based on the average of the high and low common share price for the year.

2018	2017	2016
6.90	6.55	5.80
6.82	6.49	5.77
14.5	14.6	13.8
52.3	53.9	55.2
0.92	0.90	0.81
2.46	2.46	2.38
11.1	11.5	11.0
12.5	13.1	12.4
14.3	14.9	14.6
4.5	4.7	4.5
70.65	83.28	72.08
1,227	1,199	1,208
3.28	3.05	2.88
4.2	4.0	4.7
10.2	12.7	12.4
49.75	46.24	43.59
945,683	912,619	913,844
3,095	3,003	3,113
97,021	87,761	88,901
9,029	8,140	8,144

Glossary

Allowance for Credit Losses: An allowance set aside which, in management's opinion, is adequate to absorb credit-related losses on all financial assets and off-balance sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.

Allowance for Credit Losses Ratio: The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Impaired Loans Ratio: The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Performing Loans Ratio: The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance against Impaired Loans as a % of Gross Impaired Loans: The ratio of allowance against impaired loans to gross impaired loans.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers' Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer's bank.

Basis Point (bps): A unit of measure defined as one-hundredth of one percent.

Book Value per Common Share: Common shareholders' equity divided by the number of outstanding common shares at the end of the period.

Canadian Overnight Repo Rate Average (CORRA): CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

CET1 consists primarily of common shareholders' equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Dividend Yield: Dividends per common share divided by the average of the high and low share price in the relevant period.

Effective Tax Rate: The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank's income tax expenses by the income before taxes.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Gross Impaired Loans as a % of Loans and Acceptances: The ratio of gross impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Market Value to Book Value Multiple: This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.

Net Impaired Loans as a % of Loans and Acceptances: The ratio of net impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Net Interest Margin: Net interest margin is used to measure the return generated by the Bank's core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.

Net Stable Funding Ratio (NSFR): The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Net Write-offs as a % of Average Net Loans and Acceptances: The ratio of net write-offs expressed as a percentage of average net loans and acceptances.

Non-Viability Contingent Capital (NVCC): In order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed "notional" because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank's balance sheet under IFRS.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Price to Earnings Multiple (Trailing 4 Quarters): Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.

Productivity Ratio: This ratio represents non-interest expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank's efficiency.

Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances: The ratio of PCL on loans, acceptances and off-balance sheet exposures expressed as a percentage of average net loans and acceptances.

Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances: PCL on impaired loans ratio is calculated using PCL on impaired loans, acceptances and off-balance sheet exposures as a percentage of average net loans and acceptances.

Repos: Repos is short for "obligations related to securities sold under repurchase agreements" – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Assets (ROA): Net income expressed as a percentage of total average assets.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders' equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.

Return on Tangible Common Equity (ROTCE): Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders' equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.

Reverse Repos: Reverse repos is short for "securities purchased under resale agreements" – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer's obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

Total Annual Shareholder Return (TSR): Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.

Total Loss Absorbing Capacity (TLAC): The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).

Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower's default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent.

Sovereign: Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2023).

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank's own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g. futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered "qualifying" when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel III Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on is determined under the Basel III Framework by comparing RWA generated for internally modelled standardized portfolios to RWA calculated under a fully standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank's RWA.

Consolidated Financial Statements

Table of Contents

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of our Code throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank's operations. As well, the Bank's Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank's compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2025 and October 31, 2024 and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended October 31, 2025 prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders' Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank's accounting, financial reporting and related matters.

Scott Thomson
President and Chief Executive Officer

Raj Viswanathan
Group Head and Chief Financial Officer

Toronto, Canada
December 2, 2025

INDEPENDENT AUDITOR'S REPORT
To the Shareholders and Board of Directors of The Bank of Nova Scotia

Opinion
We have audited the consolidated financial statements of The Bank of Nova Scotia (the Bank), which comprise:

- the consolidated statements of financial position as at October 31, 2025 and October 31, 2024;
- the consolidated statements of income for the years then ended;
- the consolidated statements of comprehensive income for the years then ended;
- the consolidated statements of changes in equity for the years then ended;
- the consolidated statements of cash flows for the years then ended; and
- notes to the consolidated financial statements, including a summary of material accounting policy information

(hereinafter referred to as the consolidated financial statements).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2025 and October 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *"Auditor's Responsibilities for the Audit of the Consolidated Financial Statements"* section of our auditor's report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor's report.

(i) Assessment of Allowance for Credit Losses (ACL)
Refer to Notes 3 and 12 to the consolidated financial statements.

Description of the matter
The Bank's ACL on loans was $7,463 million as at October 31, 2025. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank's ACL calculations are outputs of a set of complex models. The ACL calculations reflect unbiased probability-weighted outcomes that consider multiple scenarios based on reasonable and supportable forecasts. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ECL are modeled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses whether there has been a significant increase in credit risk since origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, then lifetime ACL is recorded; otherwise, an ACL equal to 12-month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions, as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.

Why the matter is a key audit matter
We identified the assessment of the ACL as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank's key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit
The following are the primary procedures we performed to address this key audit matter. With the assistance of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's ACL process. These included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology used to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the models used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank's underlying methodology and assumptions. Additionally for a selection of non-retail loans, we evaluated the Bank's assigned loan risk grades against the Bank's borrower risk rating methodology.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments
Refer to Notes 3 and 6 to the consolidated financial statements.

Description of the matter
The Bank measures certain financial assets and financial liabilities at fair value on a recurring basis. Where such financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required in the selection of valuation techniques and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank's valuation techniques include general partner valuations per net asset values (NAVs), interest rate volatility, equity volatility and equity correlation.

Why the matter is a key audit matter
We identified the assessment of the measurement of fair value for certain financial instruments as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank's valuation techniques and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit
The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's processes to determine the fair value of certain financial instruments with the assistance of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) model validation at inception and periodically; (2) management's review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the assistance of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions
Refer to Notes 3 and 26 to the consolidated financial statements.

Description of the matter
The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Why the matter is a key audit matter
We identified the assessment of some uncertain tax provisions as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank's interpretation of tax legislation and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit
The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's income tax uncertainties process with the assistance of taxation professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) the interpretation of tax legislation and the evaluation of the technical merits of tax positions; and (2) the determination of the best estimate of the provision required for these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank's interpretations of tax legislation based on our knowledge and experience; (2) reading and evaluating advice obtained by the Bank from external counsel, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence with applicable taxation authorities.

Other Information
Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions; and
- the information, other than the consolidated financial statements and the auditor's report thereon, included in a document entitled "2025 Annual Report".

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis and the 2025 Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
- Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.
- Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor's report is James Edward Newton.

Toronto, Canada
December 2, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Bank of Nova Scotia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 2, 2025 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of Allowance for Credit Losses (ACL)

Refer to Notes 3 and 12 to the consolidated financial statements.

The Bank's ACL on loans was $7,463 million as at October 31, 2025. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank's ACL calculations are outputs of a set of complex models. The ACL calculations reflect unbiased probability-weighted outcomes that consider multiple scenarios based on reasonable and supportable forecasts. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ECL are modeled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses whether there has been a significant increase in credit risk since origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, then lifetime ACL is recorded; otherwise, an ACL equal to 12-month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions, as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.

We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank's key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. With the assistance of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's ACL process. These included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology used to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the models used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank's underlying methodology and assumptions. Additionally, for a selection of non-retail loans, we evaluated the Bank's assigned loan risk grades against the Bank's borrower risk rating methodology.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments
Refer to Notes 3 and 6 to the consolidated financial statements.

The Bank measures certain financial assets and financial liabilities at fair value on a recurring basis. Where such financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required in the selection of valuation techniques and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank's valuation techniques include general partner valuations per net asset values (NAVs), interest rate volatility, equity volatility and equity correlation.

We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank's valuation techniques and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's processes to determine the fair value of certain financial instruments with the assistance of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) model validation at inception and periodically; (2) management's review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the assistance of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions
Refer to Notes 3 and 26 to the consolidated financial statements.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

We identified the assessment of some uncertain tax provisions as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank's interpretation of tax legislation and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's income tax uncertainties process with the assistance of taxation professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) the interpretation of tax legislation and the evaluation of the technical merits of tax positions; and (2) the determination of the best estimate of the provision required for these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in: (1) evaluating the Bank's interpretations of tax legislation based on our knowledge and experience; (2) reading and evaluating advice obtained by the Bank from external counsel, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence with applicable taxation authorities.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank's auditor since 2006 and as joint auditor for 14 years prior to that.

Toronto, Canada
December 2, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Bank of Nova Scotia

Opinion on Internal Control Over Financial Reporting

We have audited The Bank of Nova Scotia's (the Bank) internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of October 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 2, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Controls and Accounting Policies section of Management's Discussion and Analysis under the heading "Internal control over financial reporting". Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 2, 2025

Consolidated Statement of Financial Position

As at October 31 ($ millions)

	Note	2025	2024
Assets			
Cash and deposits with financial institutions	5	$ 65,967	$ 63,860
Precious metals		5,156	2,540
Trading assets			
Securities	7(a)	140,844	119,912
Loans	7(b)	8,487	7,649
Other		2,892	2,166
		152,223	129,727
Securities purchased under resale agreements and securities borrowed		203,008	200,543
Derivative financial instruments	9	46,531	44,379
Investment securities	11	149,948	152,832
Loans			
Residential mortgages	12	370,191	350,941
Personal loans	12	110,567	106,379
Credit cards	12	18,045	17,374
Business and government	12	279,705	292,671
		778,508	767,365
Allowance for credit losses	12(e)	7,463	6,536
		771,045	760,829
Other			
Customers' liability under acceptances, net of allowance		177	148
Property and equipment	15	4,881	5,252
Investments in associates	16	6,317	1,821
Goodwill and other intangible assets	17	16,169	16,853
Deferred tax assets	26(c)	3,253	2,942
Other assets	18	35,367	30,301
		66,164	57,317
		$ 1,460,042	$ 1,412,027
Liabilities			
Deposits			
Personal	19	$ 301,718	$ 298,821
Business and government	19	627,667	600,114
Financial institutions	19	36,894	44,914
		966,279	943,849
Financial instruments designated at fair value through profit or loss	8	47,165	36,341
Other			
Acceptances		178	149
Obligations related to securities sold short		38,104	35,042
Derivative financial instruments	9	56,031	51,260
Obligations related to securities sold under repurchase agreements and securities lent		189,144	190,449
Subordinated debentures	20	7,692	7,833
Other liabilities	21	66,862	63,028
		358,011	347,761
		1,371,455	1,327,951
Equity			
Common equity			
Common shares	23(a)	22,067	22,054
Retained earnings		58,916	57,751
Accumulated other comprehensive income (loss)		(3,826)	(6,147)
Other reserves		(230)	(68)
Total common equity		76,927	73,590
Preferred shares and other equity instruments	23(b)	9,939	8,779
Total equity attributable to equity holders of the Bank		86,866	82,369
Non-controlling interests in subsidiaries	30(b)	1,721	1,707
		88,587	84,076
		$ 1,460,042	$ 1,412,027

Aaron W. Regent
Chair of the Board

Scott Thomson
President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

For the year ended October 31 ($ millions)

	Note	2025	2024
Revenue			
Interest income[(1)]	31		
Loans		$ **44,293**	$ 47,811
Securities		**7,941**	9,160
Securities purchased under resale agreements and securities borrowed		**2,808**	1,602
Deposits with financial institutions		**2,560**	3,086
		57,602	61,659
Interest expense	31		
Deposits		**33,425**	39,480
Subordinated debentures		**385**	490
Other		**2,270**	2,437
		36,080	42,407
Net interest income		**21,522**	19,252
Non-interest income			
Card revenues		**892**	869
Banking services fees		**1,997**	1,955
Credit fees		**1,249**	1,585
Mutual funds		**2,564**	2,282
Brokerage fees		**1,436**	1,251
Investment management and trust		**1,162**	1,096
Underwriting and advisory fees		**964**	702
Non-trading foreign exchange		**948**	930
Trading revenues		**1,984**	1,634
Net gain on sale of investment securities	11(e)	**71**	48
Net income from investments in associated corporations	16	**608**	198
Insurance service results		**485**	470
Other fees and commissions		**1,653**	1,247
Other		**206**	151
		16,219	14,418
Total revenue		**37,741**	33,670
Provision for credit losses	12(e)	**4,714**	4,051
		33,027	29,619
Non-interest expenses			
Salaries and employee benefits		**10,824**	9,855
Premises and technology		**3,297**	2,896
Depreciation and amortization		**1,604**	1,760
Communications		**384**	381
Advertising and business development		**672**	614
Professional		**880**	793
Business and capital taxes		**708**	682
Other		**4,149**	2,714
		22,518	19,695
Income before taxes		**10,509**	9,924
Income tax expense	26	**2,751**	2,032
Net income		$ **7,758**	$ 7,892
Net income attributable to non-controlling interests in subsidiaries	30(b)	**(31)**	134
Net income attributable to equity holders of the Bank		$ **7,789**	$ 7,758
Preferred shareholders and other equity instrument holders		**506**	472
Common shareholders		$ **7,283**	$ 7,286
Earnings per common share (in dollars)			
Basic	32	$ **5.84**	$ 5.94
Diluted	32	**5.67**	5.87
Dividends paid per common share (in dollars)	23(a)	**4.32**	4.24

(1) Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $56,404 for the year ended October 31, 2025 (October 31, 2024 – $59,871).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)

	2025	2024
Net income	$ **7,758**	$ 7,892
Other comprehensive income (loss)		
Items that will be reclassified subsequently to net income		
Net change in unrealized foreign currency translation gains (losses):		
Net unrealized foreign currency translation gains (losses)	**1,681**	(2,511)
Net gains (losses) on hedges of net investments in foreign operations	**(1,222)**	886
Income tax expense (benefit):		
Net unrealized foreign currency translation gains (losses)	**20**	2
Net gains (losses) on hedges of net investments in foreign operations	**(341)**	238
	780	(1,865)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:		
Net gains (losses) in fair value	**1,717**	2,977
Reclassification of net (gains) losses to net income	**(1,001)**	(2,126)
Income tax expense (benefit):		
Net gains (losses) in fair value	**454**	806
Reclassification of net (gains) losses to net income	**(273)**	(567)
	535	612
Net change in gains (losses) on derivative instruments designated as cash flow hedges:		
Net gains (losses) on derivative instruments designated as cash flow hedges	**3,937**	5,195
Reclassification of net (gains) losses to net income	**(2,493)**	(2,000)
Income tax expense (benefit):		
Net gains (losses) on derivative instruments designated as cash flow hedges	**1,197**	1,363
Reclassification of net (gains) losses to net income	**(806)**	(511)
	1,053	2,343
Net changes in finance income/(expense) from insurance contracts:		
Net finance income/(expense) from insurance contracts	**20**	2
Income tax expense (benefit)	**1**	1
	19	1
Other comprehensive income (loss) from investments in associates	**176**	(1)
Items that will not be reclassified subsequently to net income		
Net change in remeasurement of employee benefit plan asset and liability:		
Actuarial gains (losses) on employee benefit plans	**365**	(195)
Income tax expense (benefit)	**99**	(59)
	266	(136)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:		
Net gains (losses) in fair value	**90**	444
Income tax expense (benefit)	**29**	106
	61	338
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:		
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	**(693)**	(804)
Income tax expense (benefit)	**(193)**	(223)
	(500)	(581)
Other comprehensive income (loss) from investments in associates	**7**	1
Other comprehensive income (loss)	**2,397**	712
Comprehensive income	$ **10,155**	$ 8,604
Comprehensive income (loss) attributable to non-controlling interests	**45**	62
Comprehensive income attributable to equity holders of the Bank	$ **10,110**	$ 8,542
Preferred shareholders and other equity instrument holders	**506**	472
Common shareholders	$ **9,604**	$ 8,070

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	For the year ended October 31, 2025												
			Accumulated other comprehensive income (loss)										
($ millions)	Common shares (Note 23)	Retained earnings[1]	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other[2]	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 23)	Total attributable to equity holders	Non-controlling interests in subsidiaries (Note 30(b))	Total
Balance as at October 31, 2024	**$ 22,054**	**$ 57,751**	**$ (3,559)**	**$ (491)**	**$ 339**	**$ (2,197)**	**$ (239)**	**$ (68)**	**$ 73,590**	**$ 8,779**	**$ 82,369**	**$ 1,707**	**$ 84,076**
Net income	**–**	**7,283**	**–**	**–**	**–**	**–**	**–**	**–**	**7,283**	**506**	**7,789**	**(31)**	**7,758**
Other comprehensive income (loss)	**–**	**–**	**708**	**533**	**59**	**1,057**	**(36)**	**–**	**2,321**	**–**	**2,321**	**76**	**2,397**
Total comprehensive income	**$ –**	**$ 7,283**	**$ 708**	**$ 533**	**$ 59**	**$ 1,057**	**$ (36)**	**$ –**	**$ 9,604**	**$ 506**	**$ 10,110**	**$ 45**	**$ 10,155**
Shares/instruments issued	**210**	**–**	**–**	**–**	**–**	**–**	**–**	**(14)**	**196**	**2,848**	**3,044**	**–**	**3,044**
Shares repurchased/redeemed	**(197)**	**(716)**	**–**	**–**	**–**	**–**	**–**	**–**	**(913)**	**(1,688)**	**(2,601)**	**–**	**(2,601)**
Dividends and distributions paid to equity holders	**–**	**(5,369)**	**–**	**–**	**–**	**–**	**–**	**–**	**(5,369)**	**(506)**	**(5,875)**	**(82)**	**(5,957)**
Share-based payments[3]	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**15**	**15**	**–**	**15**	**–**	**15**
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes[4]	**–**	**(22)**	**–**	**–**	**–**	**–**	**–**	**–**	**(22)**	**–**	**(22)**	**–**	**(22)**
Other	**–**	**(11)**	**–**	**–**	**–**	**–**	**–**	**(163)**	**(174)**	**–**	**(174)**	**51**	**(123)**
Balance as at October 31, 2025	**$ 22,067**	**$ 58,916**	**$ (2,851)**	**$ 42**	**$ 398**	**$ (1,140)**	**$ (275)**	**$ (230)**	**$ 76,927**	**$ 9,939**	**$ 86,866**	**$ 1,721**	**$ 88,587**

	For the year ended October 31, 2024												
			Accumulated other comprehensive income (loss)										
($ millions)	Common shares (Note 23)	Retained earnings[1]	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other[2]	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 23)	Total attributable to equity holders	Non-controlling interests in subsidiaries (Note 30(b))	Total
Balance as at October 31, 2023	$ 20,109	$ 55,673	$ (1,755)	$ (1,104)	$ 14	$ (4,545)	$ 459	$ (84)	$ 68,767	$ 8,075	$ 76,842	$ 1,729	$ 78,571
Net income	–	7,286	–	–	–	–	–	–	7,286	472	7,758	134	7,892
Other comprehensive income (loss)	–	–	(1,804)	613	325	2,348	(698)	–	784	–	784	(72)	712
Total comprehensive income	$ –	$ 7,286	$ (1,804)	$ 613	$ 325	$ 2,348	$ (698)	$ –	$ 8,070	$ 472	$ 8,542	$ 62	$ 8,604
Shares/instruments issued	1,945	–	–	–	–	–	–	(4)	1,941	1,004	2,945	–	2,945
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(5,198)	–	–	–	–	–	–	(5,198)	(472)	(5,670)	(88)	(5,758)
Share-based payments[3]	–	–	–	–	–	–	–	13	13	–	13	–	13
Other	–	(10)	–	–	–	–	–	7	(3)	–	(3)	4	1
Balance as at October 31, 2024	$ 22,054	$ 57,751	$ (3,559)	$ (491)	$ 339	$ (2,197)	$ (239)	$ (68)	$ 73,590	$ 8,779	$ 82,369	$ 1,707	$ 84,076

(1) Includes undistributed retained earnings of $76 (2024 – $74) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2) Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3) Represents amounts on account of share-based payments (refer to Note 25).
(4) Refer to Note 23 (b) for further details on the redemption of the equity instrument.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)

	2025	2024
Cash flows from operating activities		
Net income	$ 7,758	$ 7,892
Adjustment for:		
Net interest income	(21,522)	(19,252)
Depreciation and amortization	1,604	1,760
Provision for credit losses	4,714	4,051
Impairment on investments in associates	–	343
Equity-settled share-based payment expense	15	13
Net gain on sale of investment securities	(71)	(48)
Net (gain)/loss on divestitures	1,386	136
Net income from investments in associated corporations	(608)	(198)
Income tax expense	2,751	2,032
Changes in operating assets and liabilities:		
Trading assets	(20,462)	(11,370)
Securities purchased under resale agreements and securities borrowed	(4)	108
Loans	(6,591)	(17,712)
Deposits	19,533	(816)
Obligations related to securities sold short	2,721	(1,690)
Obligations related to securities sold under repurchase agreements and securities lent	(4,048)	28,753
Net derivative financial instruments	6,490	4,159
Other, net	(5,568)	457
Interest and dividends received	58,086	61,292
Interest paid	(37,197)	(42,273)
Income tax paid	(3,580)	(1,985)
Net cash from/(used in) operating activities	5,407	15,652
Cash flows from investing activities		
Interest-bearing deposits with financial institutions	(344)	25,557
Purchase of investment securities	(70,096)	(108,281)
Proceeds from sale and maturity of investment securities	75,455	76,794
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(2,637)	–
Property and equipment, net of disposals	(347)	(489)
Other, net	(463)	(1,031)
Net cash from/(used in) investing activities	1,568	(7,450)
Cash flows from financing activities		
Proceeds from issue of subordinated debentures	–	1,000
Redemption of subordinated debentures	(250)	(3,250)
Proceeds from preferred shares and other equity instruments issued	2,848	1,004
Redemption of preferred shares and other equity instruments	(1,688)	(300)
Proceeds from common shares issued	210	1,945
Common shares purchased for cancellation	(895)	–
Cash dividends and distributions paid	(5,875)	(5,670)
Distributions to non-controlling interests	(82)	(88)
Payment of lease liabilities	(298)	(303)
Other, net	(278)	(3,176)
Net cash from/(used in) financing activities	(6,308)	(8,838)
Effect of exchange rate changes on cash and cash equivalents	183	(131)
Net change in cash and cash equivalents	850	(767)
Cash and cash equivalents at beginning of year[1]	9,406	10,173
Cash and cash equivalents at end of year[1]	$ 10,256	$ 9,406

(1) Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2025 Consolidated Financial Statements

Table of Contents

1   Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2   Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2025 have been approved by the Board of Directors for issue on December 2, 2025.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

- Financial assets and liabilities measured at fair value through profit or loss
- Financial assets and liabilities designated at fair value through profit or loss
- Derivative financial instruments
- Equity instruments designated at fair value through other comprehensive income
- Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank's functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management's use of estimates, assumptions and judgments

The Bank's accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.

Use of estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other factors and assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and provisions. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at October 31, 2025 may be significantly different from the actual outcome.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for the Bank's involvement with other entities.

Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3
	Note 12(e)
Fair value of financial instruments	Note 3
	Note 6
Corporate income taxes	Note 3
	Note 26
Employee benefits	Note 3
	Note 27
Goodwill and intangible assets	Note 3
	Note 17
Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3
	Note 35
Impairment of investment securities	Note 3
	Note 11
Impairment of non-financial assets	Note 3
	Note 15
	Note 17
Structured entities	Note 3
	Note 14
De facto control of other entities	Note 3
	Note 30
Derecognition of financial assets and liabilities	Note 3
	Note 13
Provisions	Note 3
	Note 22

3   Material Accounting Policies

The material accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation
The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank. The Bank's subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. For the Bank to control an entity, all three elements of control should be in existence:

- power over the investee;
- exposure, or rights, to variable returns from involvement with the investee; and
- the ability to use power over the investee to affect the amount of the Bank's returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control have changed.

Voting-interest subsidiaries
Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

- by virtue of an agreement, over more than half of the voting rights;
- to govern the financial and operating policies of the entity under a statute or an agreement;
- to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
- to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. The net income attributable to non-controlling interests is presented separately in the Consolidated Statement of Income. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Structured entities
Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method, which reflects the Bank's share of the increase or decrease of the post-acquisition earnings and other movements in the associate's equity.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

The Bank's investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investments in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method, which reflects the Bank's share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture's equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings.

Translation of foreign currencies

The financial statements of each of the Bank's foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank's monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of the consideration paid or received. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Classification and measurement, derecognition, and impairment of financial instruments

Classification and measurement

Classification and measurement of financial assets

Financial assets include both debt and equity instruments, are classified into one of the following measurement categories:

- Amortized cost;
- Fair value through other comprehensive income (FVOCI);
- Fair value through profit or loss (FVTPL);
- Elected at fair value through other comprehensive income (Equities only); or
- Designated at FVTPL

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

- Amortized cost;
- Fair value through other comprehensive income (FVOCI);
- Fair value through profit or loss (FVTPL); or
- Designated at FVTPL

Classification of debt instruments is determined based on:

(i)   The business model under which the asset is held; and
(ii)   The contractual cash flow characteristics of the instrument.

Business model assessment
A business model assessment involves determining how financial assets are managed to generate cash flows. The Bank's business model assessment is based on the following categories:

- Held to collect: The objective of this business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
- Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
- Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses the business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

- How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank's business lines;
- How compensation is determined for the Bank's business lines' management that manages the assets;
- How the business lines' management is compensated for managing the Bank's assets based on the fair value or the contractual cash flows collected;
- Whether the assets are held for trading purposes;
- The risks that affect the performance of assets held within a business model and how those risks are managed; and
- The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment
The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.

Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.

If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost
Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on the acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.

Debt instruments measured at FVOCI
Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets' cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognized in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

Debt instruments measured at FVTPL
Debt instruments are measured at FVTPL if assets:

(i) are held for trading purposes;
(ii) are held as part of a portfolio managed on a fair value basis; or
(iii) whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Debt instruments designated at FVTPL
The Bank designates certain debt instruments at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated, and doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Debt instruments designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income.

Equity instruments
Equity instruments are classified into one of the following measurement categories:

- Fair value through profit or loss (FVTPL); or
- Elected at fair value through other comprehensive income (FVOCI).

Equity instruments measured at FVTPL
Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized in the Consolidated Statement of Income.

Equity instruments measured at FVOCI
At initial recognition, the Bank has an option to classify non-trading equity instruments at FVOCI. This election is irrevocable and is made on an instrument-by-instrument basis.

Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Classification and measurement of financial liabilities
Financial liabilities are classified into one of the following measurement categories:

- Fair value through profit or loss (FVTPL);
- Amortized cost; or
- Designated at FVTPL.

Financial liabilities measured at FVTPL
Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest income. Transaction costs are expensed as incurred.

Financial liabilities measured at amortized cost
Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.

Financial liabilities designated at FVTPL
The Bank designates certain financial liabilities at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated.

Financial liabilities are designated at FVTPL when it meets one of the following criteria:

- The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
- A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in line with a documented risk management strategy; or
- The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank's own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank's own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Determination of fair value
The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13, *Fair Value Measurement* permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets.

Derecognition of financial assets and liabilities

Derecognition of financial assets
A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Impairment

Scope
The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

- Amortized cost financial assets;
- Debt securities classified as FVOCI;
- Off-balance sheet loan commitments; and
- Financial guarantee contracts.

Expected credit loss impairment model
The Bank's allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

- Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default (PD) occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a PD corresponding to remaining term to maturity is used.
- Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the PD over the remaining estimated life of the financial instrument.
- Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss
The PD, exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

- PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life if the facility has not been previously derecognized and is still in the portfolio.
- EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.
- LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information
The estimation of expected credit losses for each stage and the assessment of SIR consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.

Macroeconomic factors
In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.

Multiple forward-looking scenarios
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve unbiased projections and forecasts. The scenarios are prepared using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a 'base case' view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.

The 'base case' represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.

Assessment of significant increase in credit risk
At each reporting date, the Bank assesses whether there has been a SIR for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgment, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SIR. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers, changes in portfolio composition, and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a SIR is assessed based on thresholds that exist by product which consider the change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices, in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the PD of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. SIR is evaluated based on the migration of the exposures among IG codes.

Expected life
When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

Presentation of allowance for credit losses in the Statement of Financial Position
- Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
- Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;
- Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets
If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.

For all financial assets, modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount or term. The original loan is derecognized, and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.

Consolidated Financial Statements

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate, and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.

Definition of default
The Bank considers a financial instrument to be in default when one or more loss events occur after the date of initial recognition of the instrument, and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

- significant financial difficulty of the borrower;
- default or delinquency in interest or principal payments;
- high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
- measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, except for credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy
The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans
All purchased loans are initially measured at fair value on the date of acquisition. As a result, no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit-Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12 month allowance for credit losses, which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Offsetting of financial instruments
Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions
Cash and deposits with financial institutions comprise cash, cash equivalents, demand deposits with banks and other financial institutions, and highly liquid investments that are readily convertible to cash, subject to an insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.

Precious metals
Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements
Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.

Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.

These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or more than, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under a repurchase agreement or securities purchased under a reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank's non-trading interest rate, foreign currency and other risk exposures). Trading activities are undertaken to meet the needs of the Bank's customers, as well as for the Bank's own account.

Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

- their economic characteristics and risks are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on the Consolidated Statement of Financial Position on a combined basis with the host contracts. Changes in fair value of embedded derivatives that are separated from the host contract are recognized in non-interest income in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 *Financial Instruments: Disclosures*.

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used, and the method used to assess the effectiveness of the hedge.

The Bank also formally assesses, both at each hedge's inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment).

Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest income directly if the hedged item ceases to exist. The Bank uses fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest income and/or salaries and employee benefits. The Bank uses cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – up to 40 years; building fittings – up to 15 years; equipment – 3 to 10 years; and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of buildings and equipment have different useful lives, they are accounted for separately and depreciated over each component's estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Assets held for sale

Non-current non-financial assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held for sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income or non-interest expense. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income or non-interest expense, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held for sale or assets held for use. If the acquired asset does not meet the requirement to be considered held for sale, the asset is considered held for use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of a business. The Bank considers the date on which control is obtained, and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary, to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a financial liability is recognized based on management's best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank's share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank's share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

- Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.
- Indemnification assets are measured on the same basis as the item to which the indemnification relates.
- Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
- Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank's group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank's capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss on goodwill is not reversed.

FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less cost of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors, including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.

VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating cash flow projections, discount rate and terminal growth rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macroeconomic conditions, forecasted earnings and business strategy for the CGU. The discount rate is based on the cost of capital while the terminal growth rate is based on the long-term growth expectations in the relevant countries.

Intangible assets
Intangible assets represent identifiable non-monetary assets and are acquired either separately, through a business combination, or generated internally. The Bank's intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, initial measurement includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and amortized on a straight-line basis over their useful lives as follows: computer software – up to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are only tested for impairment when events or circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets
The carrying amount of the Bank's non-financial assets, other than goodwill, indefinite life intangible assets and deferred tax assets, which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset's recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences, which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank's tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Income tax is recognized in the Consolidated Statement of Income, except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee, it recognizes a right-of-use (ROU) asset and a lease liability, except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items, the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Asset
A ROU is an asset that represents a lessee's right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability
At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank's incremental borrowing rate that takes into account the Bank's credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – other in the Consolidated Statement of Income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation
The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.

Determining lease term
The Bank's expectation of exercising the option to renew a lease is determined by assessing if the Bank is "reasonably certain" to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank's best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

The Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability for remaining coverage be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. A liability for incurred claims is established based on expected claims and expenses, with a risk adjustment for non-financial risk, required to settle past insured events.

For long duration contracts, the Bank recognizes probability-weighted discounted fulfilment cashflows and a risk adjustment for non-financial risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract.

Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees globally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee's length of service and earnings) and defined contribution pension plans (where the Bank's contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits, such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans
The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management's best estimate of a number of assumptions, including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank's obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.

The Bank's net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position, with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits
Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans
The costs of such plans are equal to contributions payable by the Bank to employees' accounts for service rendered during the period and expensed.

Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in non-interest income – trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest income.

Fee and commission revenues

Revenue is recognized once the Bank's customer has obtained control of the service. The transfer of control occurs when the Bank's customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank's products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest expenses.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers' acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.

Mutual funds fees include management and administration fees which are earned in the Bank's wealth management business. These fees are calculated as a percentage of the fund's net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank's customers. Such fees and commissions are recognized when the performance obligation is completed.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized when the Bank's right to receive payment is established, which is on the ex-dividend date for listed equity securities.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest, including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are remeasured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period, which incorporates the remeasurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

For plain vanilla options and stock appreciation rights, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk-free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank's common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Dividends on shares
Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting
Management's internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank's management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)
Basic EPS is computed by dividing net income for the period attributable to the Bank's common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4   Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2026

IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* – Amendments
On May 30, 2024, the IASB issued "Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)" to address post-implementation review findings of IFRS 9 *Financial Instruments*.

The amendments introduce an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.

Consolidated Financial Statements

The amendments are effective for the Bank on November 1, 2026, and early adoption is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. The Bank is currently assessing the impact of these amendments.

Effective November 1, 2027

IFRS 18 *Presentation and Disclosure in Financial Statements*

The IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* on April 9, 2024, to replace IAS 1 *Presentation of Financial Statements* and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.

IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

5 Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2025	2024
Cash and non-interest-bearing deposits with financial institutions	$ **10,256**	$ 9,406
Interest-bearing deposits with financial institutions	**55,711**	54,454
Total	$ **65,967**[1]	$ 63,860[1]

(1) Net of allowances of $4 (2024 – $3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties. These amounted to $6,759 million (2024 – $5,322 million) and are included above.

6 Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Independent Price Verification (IPV) is undertaken to assess the accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains a list of approved pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, exchanges and pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed to determine the market presence and reliability of market levels.

Quoted prices are not always available for over-the-counter (OTC) transactions as well as for transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 173.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers' liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans are comprised of loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication. Trading loans that serve as hedges to loan-based credit total return swaps and precious metals certificate liabilities are valued using consensus prices from Bank approved independent pricing services. The fair value of loans subject to sale through syndication approximates their carrying value due to the short-term nature of these loans.

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available. Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values.

For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features.

Corporate and other debt

Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market. Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread, and interest rate curves. These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments.

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers. In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value.

Equity securities

The fair value of equity securities is based on unadjusted quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements.

Derivatives

Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot, forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs, such as volatility, correlation, and forward curves, may include long dated contracts (interest rate swaps, currency swaps, option contracts, commodity contracts and certain credit default swaps) and other derivative products that reference a basket of assets.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

- Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management's best estimate of average market interest rates currently offered for mortgages with similar remaining terms.
- For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows at market interest rates for loans with similar credit risks.
- For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at market interest rates.
- For all floating rate loans fair value is assumed to equal carrying value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal carrying value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management's best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates currently offered for deposits with similar terms.

For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts.

Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates. Some structured notes may have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation.

Obligations related to securities sold short

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

Consolidated Financial Statements

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks. The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term or market prices for instruments with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

As at October 31 ($ millions)	2025		2024	
	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:				
Cash and deposits with financial institutions	$ 65,967	$ 65,967	$ 63,860	$ 63,860
Trading assets	152,223	152,223	129,727	129,727
Securities purchased under resale agreements and securities borrowed	203,008	203,008	200,543	200,543
Derivative financial instruments	46,531	46,531	44,379	44,379
Investment securities – FVOCI and FVTPL	126,226	126,226	123,420	123,420
Investment securities – Amortized cost	23,239	23,722	28,422	29,412
Loans	769,900	771,045	757,825	760,829
Customers' liability under acceptances	177	177	148	148
Other financial assets	28,128	28,128	22,467	22,467
Liabilities:				
Deposits	965,925	966,279	941,290	943,849
Financial instruments designated at fair value through profit or loss	47,165	47,165	36,341	36,341
Acceptances	178	178	149	149
Obligations related to securities sold short	38,104	38,104	35,042	35,042
Derivative financial instruments	56,031	56,031	51,260	51,260
Obligations related to securities sold under repurchase agreements and securities lent	189,144	189,144	190,449	190,449
Subordinated debentures	7,749	7,692	7,814	7,833
Other financial liabilities	56,500	56,529	53,342	53,387

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank's financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank's financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

As at October 31 ($ millions)	2025 Level 1	2025 Level 2	2025 Level 3	2025 Total	2024 Level 1	2024 Level 2	2024 Level 3	2024 Total
Instruments carried at fair value on a recurring basis:								
Assets:								
Precious metals[1]	$ –	$ 5,156	$ –	$ 5,156	$ –	$ 2,540	$ –	$ 2,540
Trading assets								
Loans	–	8,486	1	8,487	–	7,649	–	7,649
Canadian federal government and government guaranteed debt	13,838	1,963	–	15,801	11,229	3,742	–	14,971
Canadian provincial and municipal debt	8,374	3,336	–	11,710	6,228	2,185	–	8,413
U.S. treasury and other U.S. agencies' debt	9,132	–	–	9,132	15,050	–	–	15,050
Other foreign governments' debt	1,837	8,451	–	10,288	422	9,932	–	10,354
Corporate and other debt	3,523	6,593	–	10,116	4,940	6,990	4	11,934
Equity securities	83,412	373	12	83,797	59,081	88	21	59,190
Other	–	2,892	–	2,892	–	2,166	–	2,166
	$ 120,116	$ 32,094	$ 13	$ 152,223	$ 96,950	$ 32,752	$ 25	$ 129,727
Investment securities[2]								
Canadian federal government and government guaranteed debt	$ 15,143	$ 7,967	$ –	$ 23,110	$ 12,739	$ 8,801	$ –	$ 21,540
Canadian provincial and municipal debt	16,293	4,550	–	20,843	12,823	4,702	–	17,525
U.S. treasury and other U.S. agencies' debt	42,300	6,736	–	49,036	39,999	6,377	–	46,376
Other foreign governments' debt	7,099	20,627	–	27,726	3,940	25,346	–	29,286
Corporate and other debt	116	2,892	32	3,040	133	3,359	35	3,527
Equity securities	96	329	2,046	2,471	2,983	317	1,866	5,166
	$ 81,047	$ 43,101	$ 2,078	$ 126,226	$ 72,617	$ 48,902	$ 1,901	$ 123,420
Derivative financial instruments								
Interest rate contracts	$ –	$ 9,804	$ 3	$ 9,807	$ –	$ 11,584	$ –	$ 11,584
Foreign exchange and gold contracts	–	26,411	1	26,412	–	26,004	–	26,004
Equity contracts	816	6,452	161	7,429	150	4,313	44	4,507
Credit contracts	–	269	4	273	–	180	2	182
Commodity contracts	–	2,594	16	2,610	–	2,095	7	2,102
	$ 816	$ 45,530	$ 185	$ 46,531	$ 150	$ 44,176	$ 53	$ 44,379
Liabilities:								
Deposits[3]	$ –	$ 335	$ –	$ 335	$ –	$ 193	$ –	$ 193
Financial liabilities designated at fair value through profit or loss	–	47,165	–	47,165	–	36,341	–	36,341
Obligations related to securities sold short	34,864	3,240	–	38,104	30,721	4,319	2	35,042
Derivative financial instruments								
Interest rate contracts	–	17,181	8	17,189	–	17,895	13	17,908
Foreign exchange and gold contracts	–	25,793	–	25,793	–	25,900	–	25,900
Equity contracts	783	9,288	43	10,114	139	4,687	19	4,845
Credit contracts	–	24	2	26	–	46	1	47
Commodity contracts	–	2,897	12	2,909	–	2,550	10	2,560
	$ 783	$ 55,183	$ 65	$ 56,031	$ 139	$ 51,078	$ 43	$ 51,260
Instruments not carried at fair value[4]:								
Assets:								
Investment securities – amortized cost	$ 1,548	$ 21,691	$ –	$ 23,239	$ 1,127	$ 27,295	$ –	$ 28,422
Loans[5]	–	–	400,574	400,574	–	–	399,139	399,139
Liabilities:								
Deposits[5]	–	392,222	–	392,222	–	411,838	–	411,838
Subordinated debentures	7,345	404	–	7,749	–	7,814	–	7,814
Other liabilities	–	22,098	486	22,584	–	21,563	499	22,062

(1) The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2) Excludes debt investment securities measured at amortized cost of $23,722 (October 31, 2024 – $29,412).
(3) These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
(4) Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(5) Represents fixed rate instruments.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy as at October 31, 2025, comprised of loans, structured corporate bonds, equity securities and derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2025.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

($ millions)	Fair value November 1 2024	Gains/(losses) recorded in income[1]	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2025	Change in unrealized gains/(losses) recorded in income for instruments still held[2]
As at October 31, 2025								
Trading assets								
Loans	$ –	$ –	$ –	$ 1	$ (179)	$ 179	$ 1	$ –
Corporate and other debt	4	–	–	–	–	(4)	–	–
Equity securities	21	–	–	7	(19)	3	12	1
	25	–	–	8	(198)	178	13	1
Investment securities								
Corporate and other debt	35	(5)	–	–	–	2	32	(5)
Equity securities	1,866	148	69	197	(228)	(6)	2,046	141
	1,901	143	69	197	(228)	(4)	2,078	136
Derivative financial instruments – assets								
Interest rate contracts	–	2	–	4	(3)	–	3	2[4]
Foreign exchange and gold contracts	–	–	–	2	–	(1)	1	–
Equity contracts	44	97	–	17	–	3	161	97[3]
Credit contracts	2	(1)	–	3	–	–	4	(1)
Commodity contracts	7	9	–	–	–	–	16	9
Derivative financial instruments – liabilities								
Interest rate contracts	(13)	(10)	–	(5)	22	(2)	(8)	(10)[4]
Equity contracts	(19)	(15)	–	(26)	–	17	(43)	(15)[3]
Credit contracts	(1)	1	–	(2)	–	–	(2)	1
Commodity contracts	(10)	(2)	–	–	–	–	(12)	(2)
	10	81	–	(7)	19	17	120	81
Obligations related to securities sold short	(2)	–	–	–	–	2	–	–
Total	$ 1,934	$ 224	$ 69	$ 198	$ (407)	$ 193	$ 2,211	$ 218

(1) Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

(2) These amounts represent the unrealized gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.

(3) Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(4) Certain unrealized gains and losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2024.

($ millions)	Fair value November 1 2023	Gains/(losses) recorded in income[1]	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2024
As at October 31, 2024							
Trading assets	20	(1)	–	44	(22)	(16)	25
Investment securities	1,749	100	(25)	251	(207)	33	1,901
Derivative financial instruments	15	(11)	–	9	(9)	6	10
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)

(1) Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The following significant transfers made between Levels 1 and 2 were based on whether the fair value was determined using quoted market prices from an active market.

During the year ended October 31, 2025:
- Trading assets of $620 million, investment securities of $2,310 million and obligations related to securities sold short of $265 million were transferred out of Level 2 into Level 1.
- Trading assets of $914 million, investment securities of $1,532 million and obligations related to securities sold short of $268 million were transferred out of Level 1 into Level 2.

During the year ended October 31, 2024:
- Trading assets of $1,867 million, investment securities of $3,010 million and obligations related to securities sold short of $396 million were transferred out of Level 2 into Level 1.
- Trading assets of $712 million, investment securities of $698 million and obligations related to securities sold short of $6 million were transferred out of Level 1 into Level 2.

There was no significant transfer into and out of Level 3 during the year ended October 31, 2025 and October 31, 2024.

Level 3 sensitivity analysis
The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs[1]	Changes in fair value from reasonably possible alternatives ($ millions)
Investment securities		General Partner valuations		
Private equity securities[2]	Market comparable	per net asset value	n/a	(84)/84
Derivative financial instruments				
Interest rate contracts	Option pricing	Interest rate		
	model	volatility	59% - 220%	(1)/1
Equity contracts	Option pricing	Equity volatility	5% - 397%	
	model	Equity correlation	(114%) - 114%	(45)/45
Commodity contracts	Discounted cash flow	Forward curves	9% - 15%	(5)/5

(1) The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.

(2) The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

General Partner (GP) Valuations per Net Asset Value
Net asset values provided by GPs represent the fair value of investments in private equity securities.

Correlation
Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility
Volatility for equity derivatives is a measure of the underlying price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.

Forward curves
Monthly forward curves for commodity contracts are required inputs to valuation. A portion of the forward curves are unobservable.

Consolidated Financial Statements

7   Trading Assets

(a)   Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2025 ($ millions)	Remaining term to maturity						
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:							
Canadian federal government issued or guaranteed debt	$ 357	$ 2,143	$ 7,102	$ 3,606	$ 2,593	$ –	$ 15,801
Canadian provincial and municipal debt	1,410	1,545	2,101	1,856	4,798	–	11,710
U.S. treasury and other U.S. agency debt	807	1,628	3,961	1,871	865	–	9,132
Other foreign government debt	670	3,441	4,347	1,406	424	–	10,288
Equity securities	–	–	–	–	–	83,797	83,797
Other	730	1,044	5,591	2,019	732	–	10,116
Total	$ 3,974	$ 9,801	$ 23,102	$ 10,758	$ 9,412	$ 83,797	$ 140,844
Total by currency (in Canadian equivalent):							
Canadian dollar	$ 2,328	$ 4,115	$ 11,627	$ 6,147	$ 7,889	$ 24,118	$ 56,224
U.S. dollar	920	2,339	8,266	3,711	1,125	44,421	60,782
Mexican peso	408	1,915	1,976	157	161	76	4,693
Other currencies	318	1,432	1,233	743	237	15,182	19,145
Total trading securities	$ 3,974	$ 9,801	$ 23,102	$ 10,758	$ 9,412	$ 83,797	$ 140,844

As at October 31, 2024 ($ millions)	Remaining term to maturity						
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:							
Canadian federal government issued or guaranteed debt	$ 352	$ 1,646	$ 6,182	$ 3,626	$ 3,165	$ –	$ 14,971
Canadian provincial and municipal debt	920	893	1,774	937	3,889	–	8,413
U.S. treasury and other U.S. agency debt	1,724	2,439	7,237	2,461	1,189	–	15,050
Other foreign government debt	1,458	3,663	3,883	1,046	304	–	10,354
Equity securities	–	–	–	–	–	59,190	59,190
Other	316	2,468	5,792	2,728	623	7	11,934
Total	$ 4,770	$ 11,109	$ 24,868	$ 10,798	$ 9,170	$ 59,197	$ 119,912
Total by currency (in Canadian equivalent):							
Canadian dollar	$ 1,570	$ 3,452	$ 9,779	$ 5,029	$ 7,397	$ 27,688	$ 54,915
U.S. dollar	1,604	3,643	10,711	4,426	1,570	24,796	46,750
Mexican peso	704	1,714	2,135	101	63	59	4,776
Other currencies	892	2,300	2,243	1,242	140	6,654	13,471
Total trading securities	$ 4,770	$ 11,109	$ 24,868	$ 10,798	$ 9,170	$ 59,197	$ 119,912

(b)   Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2025	2024
Trading loans[1][2]		
U.S.[3]	$ 6,290	$ 6,154
Europe[3]	434	458
Canada[4]	1,759	980
Other	4	57
Total	$ 8,487	$ 7,649

(1)   Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)   Loans are primarily denominated in U.S. dollars.
(3)   Includes trading loans that serve as a hedge to loan-based credit total return swaps.
(4)   Includes trading loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication.

8 Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank's own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank's effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value[1] Gains/(losses)		Cumulative change in FV[2] Gains/(losses)	
	As at		For the year ended			
October 31 ($ millions)	**2025**	2024	**2025**	2024	**2025**	2024
Liabilities:						
Senior note liabilities[3]	**$ 47,165**	$ 36,341	**$ (870)**	$ (4,515)	**$ 3,270**	$ 4,140

(1) Change in the difference between the contractual maturity amount and the carrying value.
(2) The cumulative change in fair value is measured from the instrument's date of initial recognition.
(3) Changes in fair value attributable to changes in the Bank's own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank's own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities				
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income Gains/(losses)	Cumulative changes in fair value attributable to changes in own credit risk[1] Gains/(losses)
As at October 31, 2025	**$ 50,435**	**$ 47,165**	**$ 3,270**	**$ (693)**	**$ (1,606)**
As at October 31, 2024	$ 40,481	$ 36,341	$ 4,140	$ (804)	$ (913)

(1) The cumulative change in fair value is measured from the instrument's date of initial recognition.

9 Derivative Financial Instruments

(a) Notional amounts[1]

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Commodity and other contracts includes energy, precious metals other than gold and other commodities.

As at October 31 ($ millions)	2025 Trading	2025 Hedging	2025 Total	2024 Trading	2024 Hedging	2024 Total
Interest rate contracts						
Exchange-traded:						
Futures	$ 763,135	$ –	$ 763,135	$ 606,019	$ –	$ 606,019
Options purchased	2,686	–	2,686	5,848	–	5,848
Options written	2,545	–	2,545	5,430	–	5,430
	768,366	–	768,366	617,297	–	617,297
Over-the-counter:						
Forward rate agreements	315	–	315	215	–	215
Swaps	467,384	58,791	526,175	427,122	53,481	480,603
Options purchased	84,306	–	84,306	45,572	–	45,572
Options written	83,090	–	83,090	49,595	–	49,595
	635,095	58,791	693,886	522,504	53,481	575,985
Over-the-counter (settled through central counterparties):						
Forward rate agreements	157,033	–	157,033	86,657	–	86,657
Swaps	8,630,261	344,717	8,974,978	5,694,823	278,314	5,973,137
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	8,787,294	344,717	9,132,011	5,781,480	278,314	6,059,794
Total	$ 10,190,755	$ 403,508	$ 10,594,263	$ 6,921,281	$ 331,795	$ 7,253,076
Foreign exchange and gold contracts						
Exchange-traded:						
Futures	$ 18,665	$ –	$ 18,665	$ 21,952	$ –	$ 21,952
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	18,665	–	18,665	21,952	–	21,952
Over-the-counter:						
Spot and forwards	581,518	20,870	602,388	541,732	21,156	562,888
Swaps	869,035	102,579	971,614	771,246	108,558	879,804
Options purchased	32,750	–	32,750	25,135	–	25,135
Options written	46,781	–	46,781	36,390	–	36,390
	1,530,084	123,449	1,653,533	1,374,503	129,714	1,504,217
Over-the-counter (settled through central counterparties):						
Spot and forwards	34,708	–	34,708	24,865	–	24,865
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	34,708	–	34,708	24,865	–	24,865
Total	$ 1,583,457	$ 123,449	$ 1,706,906	$ 1,421,320	$ 129,714	$ 1,551,034
Other derivative contracts						
Exchange-traded:						
Equity	$ 128,297	$ –	$ 128,297	$ 59,329	$ –	$ 59,329
Credit	–	–	–	–	–	–
Commodity and other contracts	39,897	–	39,897	46,304	–	46,304
	168,194	–	168,194	105,633	–	105,633
Over-the-counter:						
Equity	131,393	1,284	132,677	83,455	965	84,420
Credit	20,457	–	20,457	18,086	–	18,086
Commodity and other contracts	40,993	–	40,993	36,596	–	36,596
	192,843	1,284	194,127	138,137	965	139,102
Over-the-counter (settled through central counterparties):						
Equity	–	–	–	–	–	–
Credit	7,374	–	7,374	9,069	–	9,069
Commodity and other contracts	501	–	501	251	–	251
	7,875	–	7,875	9,320	–	9,320
Total	$ 368,912	$ 1,284	$ 370,196	$ 253,090	$ 965	$ 254,055
Total notional amounts outstanding	$ 12,143,124	$ 528,241	$ 12,671,365	$ 8,595,691	$ 462,474	$ 9,058,165

(1) The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

(b) Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank's derivative financial instruments by type:

As at October 31, 2025 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts				
Futures	$ 617,714	$ 145,421	$ –	$ 763,135
Forward rate agreements	122,168	34,865	315	157,348
Swaps	4,604,519	3,089,234	1,807,400	9,501,153
Options purchased	66,995	17,710	2,287	86,992
Options written	51,546	21,347	12,742	85,635
	5,462,942	3,308,577	1,822,744	10,594,263
Foreign exchange and gold contracts				
Futures	16,134	2,482	49	18,665
Spot and forwards	593,082	37,899	6,115	637,096
Swaps	243,425	489,190	238,999	971,614
Options purchased	25,053	7,183	514	32,750
Options written	37,985	8,230	566	46,781
	915,679	544,984	246,243	1,706,906
Other derivative contracts				
Equity	195,981	63,216	1,777	260,974
Credit	16,976	8,308	2,547	27,831
Commodity and other contracts	61,121	20,102	168	81,391
	274,078	91,626	4,492	370,196
Total	$ 6,652,699	$ 3,945,187	$ 2,073,479	$ 12,671,365

As at October 31, 2024 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts				
Futures	$ 478,886	$ 127,133	$ –	$ 606,019
Forward rate agreements	85,447	1,217	208	86,872
Swaps	2,190,218	2,760,062	1,503,460	6,453,740
Options purchased	30,562	18,095	2,763	51,420
Options written	23,960	19,897	11,168	55,025
	2,809,073	2,926,404	1,517,599	7,253,076
Foreign exchange and gold contracts				
Futures	16,289	5,663	–	21,952
Spot and forwards	543,486	38,039	6,228	587,753
Swaps	210,318	455,694	213,792	879,804
Options purchased	18,121	6,788	226	25,135
Options written	28,533	7,662	195	36,390
	816,747	513,846	220,441	1,551,034
Other derivative contracts				
Equity	103,234	39,521	994	143,749
Credit	12,661	9,553	4,941	27,155
Commodity and other contracts	57,307	25,467	377	83,151
	173,202	74,541	6,312	254,055
Total	$ 3,799,022	$ 3,514,791	$ 1,744,352	$ 9,058,165

(c) Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty's position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank's derivative transactions as at October 31, 2025. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties' trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank's risk management unit.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party's view of the other party's creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 90 of the 2025 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank's derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made[1]. CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Commodity and other contracts includes energy, precious metals other than gold, and other commodities.

As at October 31 ($ millions)	2025				2024			
	Notional amount	Credit risk amount (CRA)[1]	Credit equivalent amount (CEA)[1]	Risk-Weighted Assets	Notional amount	Credit risk amount (CRA)[1]	Credit equivalent amount (CEA)[1]	Risk-Weighted Assets
Interest rate contracts								
Futures	$ 763,135	$ –	$ 73	$ 3	$ 606,019	$ –	$ 27	$ 1
Forward rate agreements	157,348	61	38	22	86,872	70	88	57
Swaps	9,501,153	2,769	4,402	1,123	6,453,740	4,052	4,157	876
Options purchased	86,992	18	163	51	51,420	13	229	56
Options written	85,635	–	31	6	55,025	–	16	4
	10,594,263	2,848	4,707	1,205	7,253,076	4,135	4,517	994
Foreign exchange and gold contracts								
Futures	18,665	–	891	18	21,952		354	7
Spot and forwards	637,096	1,741	5,758	1,417	587,753	1,560	4,868	1,168
Swaps	971,614	53	9,603	2,132	879,804	40	7,965	1,472
Options purchased	32,750	399	592	210	25,135	343	633	214
Options written	46,781	–	52	13	36,390	–	19	4
	1,706,906	2,193	16,896	3,790	1,551,034	1,943	13,839	2,865
Other derivative contracts								
Equity	260,974	1,726	12,157	2,115	143,749	1,586	10,848	1,742
Credit	27,831	105	131	50	27,155	107	141	29
Commodity and other contracts	81,391	1,807	3,419	452	83,151	1,098	3,259	487
	370,196	3,638	15,707	2,617	254,055	2,791	14,248	2,258
Credit Valuation Adjustment	–	–	–	5,394	–	–	–	4,631
Total derivatives	$ 12,671,365	$ 8,679	$ 37,310	$ 13,006	$ 9,058,165	$ 8,869	$ 32,604	$ 10,748
Amount settled through central counterparties[2]								
Exchange-traded	955,225	–	5,175	122	744,882	–	5,158	117
Over-the-counter	9,174,594	–	861	17	6,093,979	–	1,063	21
	$ 10,129,819	$ –	$ 6,036	$ 139	$ 6,838,861	$ –	$ 6,221	$ 138

(1) The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $37,853 (2024 – $35,510) for CRA, and $102,031 (2024 – $87,284) for CEA.

(2) Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

---

[1] Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

(d) Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2025 Average fair value		2025 Year-end fair value		2024 Year-end fair value[1]	
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading						
Interest rate contracts						
Forward rate agreements	$ 90	$ 69	$ 61	$ 91	$ 70	$ 72
Swaps	7,398	11,440	6,865	10,294	7,767	9,357
Options	454	500	261	443	803	496
	7,942	12,009	7,187	10,828	8,640	9,925
Foreign exchange and gold contracts						
Forwards	6,568	5,929	6,726	5,332	6,672	5,482
Swaps	11,439	13,833	11,107	14,814	11,110	14,272
Options	604	575	538	494	492	446
	18,611	20,337	18,371	20,640	18,274	20,200
Other derivative contracts						
Equity	5,582	7,543	7,350	10,114	4,469	4,844
Credit	230	28	273	26	182	47
Commodity and other contracts	2,516	3,545	2,610	2,909	2,102	2,560
	8,328	11,116	10,233	13,049	6,753	7,451
Trading derivatives' market valuation	$ 34,881	$ 43,462	$ 35,791	$ 44,517	$ 33,667	$ 37,576
Hedging						
Interest rate contracts						
Swaps			$ 2,620	$ 6,361	$ 2,944	$ 7,983
Foreign exchange and gold contracts						
Forwards			46	847	410	255
Swaps			7,995	4,306	7,320	5,445
			$ 8,041	$ 5,153	$ 7,730	$ 5,700
Other derivative contracts						
Equity			$ 79	$ –	$ 38	$ 1
Hedging derivatives' market valuation			$ 10,740	$ 11,514	$ 10,712	$ 13,684
Total derivative financial instruments as per Statement of Financial Position			$ 46,531	$ 56,031	$ 44,379	$ 51,260

(1) The average fair value of trading derivatives' market valuation for the year ended October 31, 2024 was: favourable $29,999 and unfavourable $32,133. Average fair value amounts are based on the latest 13 month-end balances.

(e) Hedging activities

The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.

Interest rate risk

Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates.

Foreign currency risk

In fair value hedges, cross-currency swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency basis swaps and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency to another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank's functional currency.

Equity risk

Equity risk is created by the Bank's share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%. The main sources of hedge ineffectiveness include the following:

- The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
- Differences in key terms such as the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 "*Financial Instruments: Disclosures*".

The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2025				2024			
	Notional amounts[1]				Notional amounts[1]			
	Remaining term to maturity				Remaining term to maturity			
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges								
Interest rate risk – swaps	$ **53,192**	$ **155,430**	$ **31,966**	$ **240,588**	$ 32,689	$ 137,123	$ 25,427	$ 195,239
Foreign currency/interest rate risk – swaps	**–**	**420**	**–**	**420**	–	–	–	–
Cash flow hedges								
Interest rate risk – swaps	**57,151**	**73,038**	**9,315**	**139,504**	29,411	72,802	13,160	115,373
Foreign currency/interest rate risk – swaps	**6,542**	**16,892**	**5,485**	**28,919**	5,516	19,291	4,359	29,166
Foreign currency risk								
Swaps	**44,824**	**88,035**	**15,142**	**148,001**	50,198	93,095	19,808	163,101
Foreign currency forwards	**266**	**–**	**–**	**266**	–	–	–	–
Cash	**92**	**–**	**–**	**92**	74	–	–	74
Equity risk – total return swaps	**576**	**708**	**–**	**1,284**	278	687	–	965
Net investment hedges								
Foreign currency risk								
Foreign currency forwards	**20,604**	**–**	**–**	**20,604**	21,156	–	–	21,156
Deposit liabilities	**6,287**	**–**	**–**	**6,287**	7,571	–	–	7,571
Total	$ **189,534**	$ **334,523**	$ **61,908**	$ **585,965**	$ 146,893	$ 322,998	$ 62,754	$ 532,645

(1) Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

The following table shows the average rate or price of significant hedging instruments.

| | 2025 | | | 2024 | | |
| | Average rate or price[1] | | | Average rate or price[1] | | |
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges						
Interest rate risk – swaps	**2.98%**	**n/a**	**n/a**	3.16%	n/a	n/a
Cash flow hedges						
Interest rate risk – swaps	**3.26%**	**n/a**	**n/a**	3.16%	n/a	n/a
Foreign currency/interest rate risk – swaps						
USD-CAD	**2.00%**	**1.31**	**n/a**	1.89%	1.30	n/a
Foreign currency risk						
Swaps						
USD-CAD	**n/a**	**1.34**	**n/a**	n/a	1.31	n/a
EUR-CAD	**n/a**	**1.47**	**n/a**	n/a	1.46	n/a
GBP-CAD	**n/a**	**1.74**	**n/a**	n/a	1.70	n/a
Equity price risk – total return swaps	**n/a**	**n/a**	**$ 68.85**	n/a	n/a	$ 69.11
Net investment hedges						
Foreign currency risk – foreign currency forwards						
USD-CAD	**n/a**	**1.37**	**n/a**	n/a	1.35	n/a
CLP-CAD	**n/a**	**0.0014**	**n/a**	n/a	0.0014	n/a
MXN-CAD	**n/a**	**0.07**	**n/a**	n/a	0.07	n/a
PEN-CAD	**n/a**	**0.38**	**n/a**	n/a	0.36	n/a

(1) The notional weighted average rate or price is calculated in aggregate for all of the Bank's hedge relationships, including hedges of assets and liabilities.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

| | Carrying amount of the hedging instruments[1] | | Hedge Ineffectiveness[2] | | | | Accumulated amount of fair value hedge adjustment gains/(losses) on the hedged item[4] | |
For the year ended October 31, 2025 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item[3]	Active hedges	Discontinued hedges
Fair value hedges								
Interest rate risk – swaps	**$ 1,542**	**$ (2,408)**	**$ 73**	**$ (95)**	**$ (22)**			
Investment securities			**(493)**	**481**	**(12)**	**$ 79,836**	**$ 1,519**	**$ (679)**
Loans			**(402)**	**388**	**(14)**	**109,149**	**287**	**112**
Deposit liabilities			**906**	**(902)**	**4**	**(72,001)**	**90**	**212**
Subordinated debentures			**62**	**(62)**	**–**	**(4,131)**	**(41)**	**–**
Foreign currency/interest rate risk – swaps	**–**	**(23)**	**6**	**(6)**	**–**	**(432)**	**(6)**	**–**
Deposit liabilities		**(23)**	**6**	**(6)**	**–**	**(432)**	**(6)**	**–**
Total	**$ 1,542**	**$ (2,431)**	**$ 79**	**$ (101)**	**$ (22)**	**$ 112,421**	**$ 1,849**	**$ (355)**

(1) Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2) Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2025.
(3) This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.
(4) This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item, except for investment securities which are carried at fair value.

| | Carrying amount of the hedging instruments[1] | | Hedge Ineffectiveness[2] | | | | Accumulated amount of fair value hedge adjustment gains/(losses) on the hedged item[4] | |
For the year ended October 31, 2024 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item[3]	Active hedges	Discontinued hedges
Fair value hedges								
Interest rate risk – swaps	$ 2,064	$ (2,672)	$ (197)	$ 160	$ (37)			
Investment securities			(1,493)	1,484	(9)	$ 72,595	$ 1,274	$ (1,392)
Loans			(876)	851	(25)	91,354	(35)	(268)
Deposit liabilities			1,955	(1,959)	(4)	(71,363)	986	446
Subordinated debentures			217	(216)	1	(4,293)	21	(1)
Total	$ 2,064	$ (2,672)	$ (197)	$ 160	$ (37)	$ 88,293	$ 2,246	$ (1,215)

(1) Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2) Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3) This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.
(4) This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item, except for investment securities which are carried at fair value.

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

For the year ended October 31, 2025 ($ millions)	Carrying amount of the hedging instruments[1]		Hedge Ineffectiveness[2]		
	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness[3]	Ineffectiveness recorded in non-interest income – other[4]
Cash flow hedges					
Interest rate risk – swaps	$ 1,969	$ (3,746)	$ 171	$ 169	$ (5)
Foreign currency/interest rate risk – swaps	200	(1,949)	173	166	5
Foreign currency risk					
Swaps	6,904	(2,541)	3,242	3,259	(9)
Foreign currency forwards	–	(7)	(3)	(3)	–
Cash	92	–	(12)	(12)	–
Equity risk – total return swaps	79	–	357	357	–
	9,244	(8,243)	3,928	3,936	(9)
Net investment hedges					
Foreign currency risk					
Foreign currency forwards	46	(840)	(1,294)	(1,294)	–
Deposit liabilities	n/a	(6,287)	(67)	(66)	–
	46	(7,127)	(1,361)	(1,360)	–
Total	$ 9,290	$ (15,370)	$ 2,567	$ 2,576	$ (9)

(1) Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2) Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2025.
(3) For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4) For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For the year ended October 31, 2024 ($ millions)	Carrying amount of the hedging instruments[1]		Hedge Ineffectiveness[2]		
	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness[3]	Ineffectiveness recorded in non-interest income – other[4]
Cash flow hedges					
Interest rate risk – swaps	$ 1,865	$ (4,699)	$ 1,775	$ 1,774	$ 29
Foreign currency/interest rate risk – swaps	245	(2,407)	1,363	1,369	7
Foreign currency risk					
Swaps	6,090	(3,650)	1,826	1,787	10
Foreign currency forwards	–	–	5	5	–
Cash	74	–	9	9	–
Equity risk – total return swaps	38	(1)	263	263	–
	8,312	(10,757)	5,241	5,207	46
Net investment hedges					
Foreign currency risk					
Foreign currency forwards	410	(255)	178	178	–
Deposit liabilities	n/a	(7,571)	(62)	(62)	–
	410	(7,826)	116	116	–
Total	$ 8,722	$ (18,583)	$ 5,357	$ 5,323	$ 46

(1) Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2) Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3) For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4) For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

For the year ended October 31, 2025 ($ millions)	AOCI gains/ (losses) as at November 1, 2024	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income[1]	AOCI gains/ (losses) as at October 31, 2025	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2025 Active hedges	Discontinued hedges
Cash flow hedges						
Interest rate risk	$ (1,176)	$ 176	$ 742	$ (258)	$ 332	$ (590)
Foreign currency/interest rate risk	(699)	168	249	(282)	(296)	14
Foreign currency risk	(1,197)	3,236	(3,165)	(1,126)	(1,102)	(24)
Equity risk	57	357	(319)	95	95	–
	(3,015)	3,937	(2,493)	(1,571)	(971)	(600)
Net investment hedges						
Foreign currency risk	(3,175)	(1,361)	139	(4,397)	(4,326)	(71)
Total	$ (6,190)	$ 2,576	$ (2,354)	$ (5,968)	$ (5,297)	$ (671)

(1) Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

For the year ended October 31, 2024 ($ millions)	AOCI gains/ (losses) as at November 1, 2023	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income[1]	AOCI gains/ (losses) as at October 31, 2024	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2024 Active hedges	Discontinued hedges
Cash flow hedges						
Interest rate risk	$ (3,480)	$ 1,746	$ 558	$ (1,176)	$ (490)	$ (686)
Foreign currency/interest rate risk	(2,007)	1,356	(48)	(699)	(733)	34
Foreign currency risk	(703)	1,830	(2,324)	(1,197)	(1,158)	(39)
Equity risk	(20)	263	(186)	57	57	–
	(6,210)	5,195	(2,000)	(3,015)	(2,324)	(691)
Net investment hedges						
Foreign currency risk	(4,061)	116	770	(3,175)	(3,102)	(73)
Total	$ (10,271)	$ 5,311	$ (1,230)	$ (6,190)	$ (5,426)	$ (764)

(1) Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

10 Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Material accounting policies.

The following tables provide information on the impact of offsetting on the Bank's Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2025 ($ millions)

| | | | | Related amounts not offset in the Consolidated Statement of Financial Position | | |
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Impact of master netting arrangements or similar agreements[1]	Collateral[2][4]	Net amount[3]
Derivative financial instruments	$ 46,531	$ –	$ 46,531	$ (32,293)	$ (5,783)	$ 8,455
Securities purchased under resale agreements and securities borrowed	334,972	(131,964)	203,008	(16,221)	(184,376)	2,411
Total	$ 381,503	$ (131,964)	$ 249,539	$ (48,514)	$ (190,159)	$ 10,866
Types of financial liabilities						
Derivative financial instruments	$ 56,031	$ –	$ 56,031	$ (32,293)	$ (13,976)	$ 9,762
Obligations related to securities sold under repurchase agreements and securities lent	321,108	(131,964)	189,144	(16,221)	(168,607)	4,316
Total	$ 377,139	$ (131,964)	$ 245,175	$ (48,514)	$ (182,583)	$ 14,078

As at October 31, 2024 ($ millions)

| | | | | Related amounts not offset in the Consolidated statement of Financial Position | | |
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Impact of master netting arrangements or similar agreements[1]	Collateral[2][4]	Net amount[3]
Derivative financial instruments	$ 44,379	$ –	$ 44,379	$ (29,949)	$ (5,559)	$ 8,871
Securities purchased under resale agreements and securities borrowed	318,531	(117,988)	200,543	(19,551)	(178,816)	2,176
Total	$ 362,910	$ (117,988)	$ 244,922	$ (49,500)	$ (184,375)	$ 11,047
Types of financial liabilities						
Derivative financial instruments	$ 51,260	$ –	$ 51,260	$ (29,949)	$ (11,565)	$ 9,746
Obligations related to securities sold under repurchase agreements and securities lent	308,437	(117,988)	190,449	(19,551)	(166,734)	4,164
Total	$ 359,697	$ (117,988)	$ 241,709	$ (49,500)	$ (178,299)	$ 13,910

(1) Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2) Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3) Not intended to represent the Bank's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

(4) Derivative financial instruments assets include cash collateral of $4,774 million (2024 – $4,505 million) and non-cash collateral of $1,009 million (2024 – $1,054 million). Derivative financial instruments liabilities include cash collateral of $11,750 million (2024 – $10,847 million) and non-cash collateral of $2,226 million (2024 – $718 million).

11 Investment Securities

The following table presents the carrying amounts of the Bank's investment securities per measurement category.

As at October 31 ($ millions)	2025	2024
Debt investment securities measured at FVOCI	$ 123,732	$ 118,226
Debt investment securities measured at amortized cost	23,722	29,412
Equity investment securities designated at FVOCI	398	3,162
Equity investment securities measured at FVTPL	2,073	2,004
Debt investment securities measured at FVTPL	23	28
Total investment securities	$ 149,948	$ 152,832

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2025				2024			
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$ 22,815	$ 359	$ 64	$ 23,110	$ 21,473	$ 219	$ 152	$ 21,540
Canadian provincial and municipal debt	20,490	430	77	20,843	17,500	234	209	17,525
U.S. treasury and other U.S. agency debt	49,111	483	558	49,036	47,156	214	994	46,376
Other foreign government debt	27,570	358	202	27,726	29,505	181	400	29,286
Other debt	3,007	31	21	3,017	3,514	22	37	3,499
Total	$ 122,993	$ 1,661	$ 922	$ 123,732	$ 119,148	$ 870	$ 1,792	$ 118,226

(b) Debt investment securities measured at amortized cost

	2025		2024	
As at October 31 ($ millions)	Fair Value	Carrying value[1]	Fair Value	Carrying value[1]
Canadian federal and provincial government issued or guaranteed debt	$ 5,553	$ 5,467	$ 8,722	$ 8,721
U.S. treasury and other U.S. agency debt	15,178	15,758	17,440	18,440
Other foreign government debt	2,285	2,281	2,044	2,041
Corporate debt	223	216	216	210
Total	$ 23,239	$ 23,722	$ 28,422	$ 29,412

(1) Balances are net of allowances, which are $1 (2024 – $1).

(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$ 178	$ 221	$ 1	$ 398
Total	$ 178	$ 221	$ 1	$ 398

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$ 2,522	$ 713	$ 73	$ 3,162
Total	$ 2,522	$ 713	$ 73	$ 3,162

Dividend income on equity securities designated at FVOCI of $47 million for the year ended October 31, 2025 (2024 – $122 million) has been recognized in interest income.

During the year ended October 31, 2025, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $1,839 million (2024 – $938 million) for economic reasons and according to its investment strategy. These dispositions have resulted in a cumulative gain of $512 million (2024 – cumulative gain of $21 million) that remains in OCI.

Consolidated Financial Statements

(d) An analysis of the carrying value of investment securities is as follows:

As at October 31, 2025 ($ millions)	Remaining term to maturity: Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income							
Debt instruments							
Canadian federal government issued or guaranteed debt	$ 774	$ 3,596	$ 11,408	$ 6,505	$ 827	$ –	$ 23,110
Yield[1]%	*4.0*	*3.1*	*3.5*	*3.5*	*3.8*	–	*3.5*
Canadian provincial and municipal debt	578	2,200	6,841	11,091	133	–	20,843
Yield[1]%	*2.6*	*2.3*	*3.6*	*3.8*	*4.0*	–	*3.6*
U.S. treasury and other U.S. agency debt	694	10,216	28,156	3,240	6,730	–	49,036
Yield[1]%	*3.9*	*3.0*	*4.0*	*3.7*	*4.3*	–	*3.8*
Other foreign government debt	3,884	5,054	14,192	4,312	284	–	27,726
Yield[1]%	*2.8*	*4.2*	*4.9*	*5.2*	*3.9*	–	*4.5*
Other debt	159	804	1,768	277	9	–	3,017
Yield[1]%	*6.0*	*4.0*	*3.8*	*4.5*	*5.9*	–	*4.0*
	6,089	21,870	62,365	25,425	7,983	–	123,732
Equity instruments							
Common shares	–	–	–	–	–	398	398
Total FVOCI	6,089	21,870	62,365	25,425	7,983	398	124,130
Amortized cost							
Canadian federal and provincial government issued or guaranteed debt	294	1,110	3,853	210	–	–	5,467
Yield[1]%	*1.2*	*2.6*	*4.1*	*4.9*	–	–	*3.7*
U.S. treasury and other U.S. agency debt	–	31	88	27	15,612	–	15,758
Yield[1]%	–	*3.9*	*3.7*	*3.5*	*4.4*	–	*4.4*
Other foreign government debt	246	1,173	750	82	30	–	2,281
Yield[1]%	*1.9*	*3.5*	*2.5*	*3.8*	*4.3*	–	*3.0*
Corporate debt	–	1	69	–	146	–	216
Yield[1]%	–	*6.8*	*5.4*	–	*5.5*	–	*5.5*
	540	2,315	4,760	319	15,788	–	23,722
Fair value through profit or loss							
Equity instruments	–	–	–	–	–	2,073	2,073
Debt instruments	2	–	21	–	–	–	23
Total investment securities	$ 6,631	$ 24,185	$ 67,146	$ 25,744	$ 23,771	$ 2,471	$ 149,948
Total by currency (in Canadian equivalent):							
Canadian dollar	$ 1,611	$ 6,617	$ 19,080	$ 15,402	$ 1,114	$ 552	$ 44,376
U.S. dollar	1,144	11,858	38,137	7,889	22,343	1,495	82,866
Mexican peso	234	1,131	3,052	838	–	106	5,361
Other currencies	3,642	4,579	6,877	1,615	314	318	17,345
Total investment securities	$ 6,631	$ 24,185	$ 67,146	$ 25,744	$ 23,771	$ 2,471	$ 149,948

(1) Represents the weighted-average yield of fixed income securities.

Remaining term to maturity							
As at October 31, 2024 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income							
Debt instruments							
Canadian federal government issued or guaranteed debt	$ 1,873	$ 4,054	$ 11,699	$ 3,072	$ 842	$ –	$ 21,540
Yield[1]%	*4.4*	*4.2*	*3.9*	*3.5*	*3.9*	*–*	*3.9*
Canadian provincial and municipal debt	213	1,882	8,190	6,811	429	–	17,525
Yield[1]%	*1.8*	*3.3*	*3.7*	*3.9*	*3.8*	*–*	*3.7*
U.S. treasury and other U.S. agency debt	2,308	2,209	30,098	5,387	6,374	–	46,376
Yield[1]%	*2.3*	*3.5*	*3.6*	*4.1*	*4.4*	*–*	*3.7*
Other foreign government debt	6,203	6,069	12,969	3,715	330	–	29,286
Yield[1]%	*2.6*	*3.6*	*5.4*	*5.0*	*4.4*	*–*	*4.4*
Other debt	1	452	2,768	268	10	–	3,499
Yield[1]%	*10.7*	*6.1*	*3.7*	*4.5*	*5.9*	*–*	*4.1*
	10,598	14,666	65,724	19,253	7,985	–	118,226
Equity instruments							
Common shares	–	–	–	–	–	3,162	3,162
Total FVOCI	10,598	14,666	65,724	19,253	7,985	3,162	121,388
Amortized cost							
Canadian federal and provincial government issued or guaranteed debt	610	2,099	5,740	272	–	–	8,721
Yield[1]%	*4.6*	*2.1*	*4.0*	*4.7*	*–*	*–*	*3.6*
U.S. treasury and other U.S. agency debt	1	48	116	13	18,262	–	18,440
Yield[1]%	*4.8*	*4.5*	*4.2*	*4.0*	*4.6*	*–*	*4.6*
Other foreign government debt	324	689	858	139	31	–	2,041
Yield[1]%	*3.6*	*8.6*	*3.2*	*4.0*	*4.3*	*–*	*5.2*
Corporate debt	–	–	81	–	129	–	210
Yield[1]%	*–*	*–*	*6.4*	*–*	*5.5*	*–*	*5.8*
	935	2,836	6,795	424	18,422	–	29,412
Fair value through profit or loss							
Equity instruments	–	–	–	–	–	2,004	2,004
Debt instruments	2	–	26	–	–	–	28
Total investment securities	$ 11,535	$ 17,502	$ 72,545	$ 19,677	$ 26,407	$ 5,166	$ 152,832
Total by currency (in Canadian equivalent):							
Canadian dollar	$ 2,725	$ 6,799	$ 23,034	$ 8,491	$ 1,409	$ 1,464	$ 43,922
U.S. dollar	2,696	3,894	40,362	8,471	24,636	3,333	83,392
Mexican peso	948	1,215	3,139	332	–	44	5,678
Other currencies	5,166	5,594	6,010	2,383	362	325	19,840
Total investment securities	$ 11,535	$ 17,502	$ 72,545	$ 19,677	$ 26,407	$ 5,166	$ 152,832

(1) Represents the weighted-average yield of fixed income securities.

(e) Net gain on sale of investment securities

The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2025	2024
Debt investment securities measured at amortized cost	$ –	$ 1
Debt investment securities measured at FVOCI	71	47
Net gain on sale of investment securities	$ 71	$ 48

12 Loans, Impaired Loans and Allowance for Credit Losses

(a) Loans at amortized cost

As at October 31 ($ millions)	2025			2024		
	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$ 370,191	$ 1,460	$ 368,731	$ 350,941	$ 1,208	$ 349,733
Personal loans	110,567	2,432	108,135	106,379	2,319	104,060
Credit cards	18,045	1,355	16,690	17,374	1,160	16,214
Business and government	279,705	2,216	277,489	292,671	1,849	290,822
Total	$ 778,508	$ 7,463	$ 771,045	$ 767,365	$ 6,536	$ 760,829

(b) Loans and acceptances outstanding by geography[1]

As at October 31 ($ millions)	2025	2024
Canada:		
Residential mortgages	$ 312,131	$ 297,677
Personal loans	82,764	82,892
Credit cards	9,018	8,982
Business and government	128,086	133,810
	531,999	523,361
United States:		
Personal loans	5,965	4,009
Business and government	56,171	55,237
	62,136	59,246
Mexico:		
Residential mortgages	18,980	16,749
Personal loans	3,436	2,615
Credit cards	1,048	832
Business and government	22,232	23,994
	45,696	44,190
Chile:		
Residential mortgages	21,739	20,410
Personal loans	5,125	4,868
Credit cards	4,076	3,551
Business and government	20,171	20,330
	51,111	49,159
Peru:		
Residential mortgages	4,625	4,113
Personal loans	5,801	5,623
Credit cards	492	757
Business and government	11,125	10,545
	22,043	21,038
Colombia:		
Residential mortgages	2,384	2,196
Personal loans	2,885	2,186
Credit cards	1,540	1,446
Business and government	6,481	5,518
	13,290	11,346
Other International:		
Residential mortgages	10,332	9,796
Personal loans	4,591	4,186
Credit cards	1,871	1,806
Business and government	35,439	43,237
	52,233	59,025
Total loans	778,508	767,365
Acceptances[2]	177	148
Total loans and acceptances[3]	778,685	767,513
Allowance for credit losses	(7,463)	(6,537)
Total loans and acceptances net of allowance for credit losses	$ 771,222	$ 760,976

(1) Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.

(2) 98.8% of acceptances reside outside Canada (October 31, 2024 – 96.5%).

(3) Loans and acceptances denominated in U.S. dollars were $119,788 (2024 – $137,804), in Chilean pesos $10,885 (2024 – $39,425), Mexican pesos $12,754 (2024 – $31,522), and in other foreign currencies $24,665 (2024 – $54,549).

(c) Loan maturities

As at October 31, 2025		Remaining term to maturity					Rate sensitivity			
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$ 92,485	$ 228,818	$ 18,398	$ 25,699	$ 4,791	$ 370,191	$ 111,631	$ 253,782	$ 4,778	$ 370,191
Personal loans	21,114	37,982	5,341	1,269	44,861	110,567	50,887	58,258	1,422	110,567
Credit cards	–	–	–	–	18,045	18,045	–	18,045	–	18,045
Business and government	141,324	121,364	9,003	644	7,370	279,705	205,000	71,634	3,071	279,705
Total	$ 254,923	$ 388,164	$ 32,742	$ 27,612	$ 75,067	$ 778,508	$ 367,518	$ 401,719	$ 9,271	$ 778,508
Allowance for credit losses	–	–	–	–	(7,463)	(7,463)	–	–	(7,463)	(7,463)
Total loans net of allowance for credit losses	$ 254,923	$ 388,164	$ 32,742	$ 27,612	$ 67,604	$ 771,045	$ 367,518	$ 401,719	$ 1,808	$ 771,045

As at October 31, 2024		Remaining term to maturity					Rate sensitivity			
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$ 72,883	$ 233,469	$ 15,456	$ 25,264	$ 3,869	$ 350,941	$ 93,626	$ 253,954	$ 3,361	$ 350,941
Personal loans	18,753	37,707	5,411	1,171	43,337	106,379	47,790	57,219	1,370	106,379
Credit cards	–	–	–	–	17,374	17,374	–	17,374	–	17,374
Business and government	142,536	135,474	7,340	405	6,916	292,671	216,334	73,596	2,741	292,671
Total	$ 234,172	$ 406,650	$ 28,207	$ 26,840	$ 71,496	$ 767,365	$ 357,750	$ 402,143	$ 7,472	$ 767,365
Allowance for credit losses	–	–	–	–	(6,536)	(6,536)	–	–	(6,536)	(6,536)
Total loans net of allowance for credit losses	$ 234,172	$ 406,650	$ 28,207	$ 26,840	$ 64,960	$ 760,829	$ 357,750	$ 402,143	$ 936	$ 760,829

(d) Impaired loans[1]

As at October 31 ($ millions)	2025			2024		
	Gross impaired loans[1]	Allowance for credit losses	Net	Gross impaired loans[1]	Allowance for credit losses	Net
Residential mortgages	$ 2,903	$ 840	$ 2,063	$ 2,372	$ 645	$ 1,727
Personal loans	1,071	604	467	1,117	621	496
Credit cards	–	–	–	–	–	–
Business and government	3,270	897	2,373	3,250	788	2,462
Total	$ 7,244	$ 2,341	$ 4,903	$ 6,739	$ 2,054	$ 4,685
By geography:						
Canada	$ 2,416	$ 683	$ 1,733	$ 2,158	$ 569	$ 1,589
United States	–	–	–	109	22	87
Mexico	1,494	535	959	1,343	424	919
Peru	823	400	423	715	385	330
Chile	1,420	332	1,088	1,249	281	968
Colombia	364	132	232	322	109	213
Other International	727	259	468	843	264	579
Total	$ 7,244	$ 2,341	$ 4,903	$ 6,739	$ 2,054	$ 4,685

(1) Interest income recognized on impaired loans during the year ended October 31, 2025 was $95 (2024 – $84).

(e) Allowance for credit losses

(i) Key inputs and assumptions

The Bank's allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank's allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

- Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
- Changes in the volumes of transactions;
- Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates and house price indices, which are closely related with credit losses in the relevant portfolio;
- Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
- Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a 'base case' view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios' forecasts and the probability weights that are assigned to them.

(ii) Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank's view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as at October 31, 2025 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.

U.S. trade policies and related uncertainty have shaped the economic environment over the past year and weighed on the outlook. The Canadian and U.S. forecasts have been adjusted frequently as new developments emerged. In Canada, tariff-sensitive sectors and regions are showing earlier-than-expected weakness, resulting in a softer 2025 growth profile than expected last year. In contrast, the U.S. has shown surprising resilience, supported by strong AI-related activity despite signs of weakness elsewhere in the economy. As a result, the U.S. growth profile for 2025 is slightly stronger than forecast last year. Persistent upside surprises to U.S. growth, combined with stubborn inflation, delayed the start of monetary easing relative to last year's expectations. With inflation in both countries now closer to target and economic activity softening, the Bank of Canada and the U.S. Federal Reserve have shifted their focus from inflation control toward supporting growth, though upside inflation risks remain. Economic activity in both countries is expected to improve somewhat in 2026 as tariff impacts fade and, in Canada, as stimulus measures and infrastructure plans from the federal budget take effect.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of 7.5% on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

October 31, 2025	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic	
	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada								
Real GDP growth, y/y % change	1.2	2.2	2.4	3.1	-1.1	2.7	-4.4	3.4
Consumer price index, y/y %	1.9	2.2	2.1	2.7	1.4	2.0	5.0	2.4
Unemployment rate, average %	7.0	5.8	6.6	4.7	8.2	6.4	11.2	7.0
Bank of Canada overnight rate target, average %	2.3	2.8	2.8	3.7	2.1	2.4	3.1	3.3
HPI – Housing Price Index, y/y % change	1.9	6.2	2.6	7.7	-2.0	6.7	-5.1	6.2
USD/CAD exchange rate, average	1.32	1.30	1.31	1.29	1.37	1.29	1.45	1.30
U.S.								
Real GDP growth, y/y % change	1.4	2.3	1.9	3.2	-1.0	3.0	-3.7	3.5
Consumer price index, y/y %	2.6	2.5	2.7	2.8	2.7	2.4	6.0	2.7
Target federal funds rate, upper limit, average %	3.3	3.0	3.5	3.5	3.2	2.7	3.9	3.6
Unemployment rate, average %	4.5	4.3	4.4	4.0	5.8	4.8	8.1	5.2
Mexico								
Real GDP growth, y/y % change	-0.2	2.2	0.6	2.9	-2.4	2.6	-5.5	3.3
Unemployment rate, average %	3.3	3.7	3.2	3.1	3.9	3.8	6.1	4.6
Chile								
Real GDP growth, y/y % change	2.4	2.0	3.5	2.8	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	6.7	7.7	6.4	9.0	6.9	11.2	7.3
Peru								
Real GDP growth, y/y % change	2.9	3.1	4.1	4.0	0.6	3.6	-1.0	4.1
Unemployment rate, average %	5.7	6.1	5.3	5.2	6.7	6.5	10.5	7.6
Colombia								
Real GDP growth, y/y % change	2.9	2.5	4.0	3.4	0.7	3.0	-1.0	3.5
Unemployment rate, average %	10.3	9.9	10.0	9.1	12.0	10.5	18.9	12.5
Caribbean								
Real GDP growth, y/y % change	3.7	4.0	4.4	4.7	1.6	4.4	-0.6	4.9
Global								
WTI oil price, average USD/bbl	60	66	64	78	53	61	45	56
Copper price, average USD/lb	4.19	4.68	4.29	5.03	3.92	4.60	3.61	4.47
Global GDP, y/y % change	2.2	2.7	3.0	3.5	0.3	3.2	-2.2	3.7

October 31, 2024	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic	
	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada								
Real GDP growth, y/y % change	1.8	2.2	2.8	3.1	-1.6	2.9	-4.4	3.4
Consumer price index, y/y %	2.2	2.0	2.4	2.5	1.6	1.7	5.8	2.2
Unemployment rate, average %	6.7	6.0	6.3	5.0	8.4	6.9	11.1	7.3
Bank of Canada overnight rate target, average %	3.3	2.6	3.5	3.6	2.9	2.0	4.0	3.2
HPI – Housing Price Index, y/y % change	1.6	4.2	2.4	5.5	-3.7	4.8	-5.8	4.1
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.43	1.28	1.49	1.30
U.S.								
Real GDP growth, y/y % change	1.6	2.2	2.3	3.1	-1.6	3.0	-4.0	3.4
Consumer price index, y/y %	2.4	2.3	2.6	2.7	1.3	2.0	6.2	2.5
Target federal funds rate, upper limit, average %	4.1	2.9	4.1	3.4	3.6	1.8	4.8	3.4
Unemployment rate, average %	4.3	4.3	4.2	3.9	6.0	4.9	8.1	5.2
Mexico								
Real GDP growth, y/y % change	1.3	2.1	2.6	2.9	-0.8	2.6	-2.9	3.2
Unemployment rate, average %	3.3	3.9	3.0	3.1	4.1	4.0	6.3	4.9
Chile								
Real GDP growth, y/y % change	3.0	2.2	4.6	3.2	0.1	3.0	-3.6	3.8
Unemployment rate, average %	7.9	6.7	7.6	6.0	9.5	7.0	11.5	7.4
Peru								
Real GDP growth, y/y % change	2.6	3.4	3.6	4.5	1.5	3.7	-0.5	4.3
Unemployment rate, average %	6.7	6.2	6.2	5.2	8.1	6.5	11.8	8.0
Colombia								
Real GDP growth, y/y % change	2.6	2.7	3.7	3.8	1.4	3.1	-0.5	3.6
Unemployment rate, average %	11.1	10.1	10.7	9.1	13.5	10.6	19.8	13.0
Caribbean								
Real GDP growth, y/y % change	3.6	3.8	4.2	4.5	2.5	4.2	0.6	4.7
Global								
WTI oil price, average USD/bbl	73	69	78	83	60	60	53	58
Copper price, average USD/lb	4.99	5.29	5.16	5.86	4.50	5.13	4.32	5.02
Global GDP, y/y % change	3.4	2.4	4.3	3.3	0.6	3.1	-1.5	3.5

(iii) Sensitivity

Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $5,313 million (2024 – $4,682 million) from $5,018 million (2024 – $4,316 million).

The Bank enhanced certain of its IFRS 9 models in the current year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $786 million higher than the reported allowance for credit losses as at October 31, 2025 (October 31, 2024 – $942 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $801 million (2024 – $693 million) lower than the reported allowance for credit losses on performing financial assets.

(iv) Allowance for credit losses

($ millions)	Balance as at November 1, 2024	Provision for credit losses[1]	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2025
Residential mortgages	$ 1,208	$ 304	$ (110)	$ 58	$ 1,460
Personal loans	2,319	1,951	(1,814)	(24)	2,432
Credit cards	1,160	1,399	(1,242)	38	1,355
Business and government	2,036	1,072	(642)	(74)	2,392
	$ 6,723	$ 4,726	$ (3,808)	$ (2)	$ 7,639
Presented as:					
Allowance for credit losses on loans	$ 6,536				$ 7,463
Allowance for credit losses on acceptances[2]	1				1
Allowance for credit losses on off-balance sheet exposures[3]	186				175

(1) Excludes amounts associated with other assets of $(12). The provision for credit losses, net of these amounts, is $4,714.
(2) Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3) Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2023	Provision for credit losses[1]	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2024
Residential mortgages	$ 1,084	$ 257	$ (76)	$ (57)	$ 1,208
Personal loans	2,414	1,893	(1,857)	(131)	2,319
Credit cards	1,237	1,122	(1,166)	(33)	1,160
Business and government	1,876	790	(424)	(206)	2,036
	$ 6,611	$ 4,062	$ (3,523)	$ (427)	$ 6,723
Presented as:					
Allowance for credit losses on loans	$ 6,372				$ 6,536
Allowance for credit losses on acceptances[2]	90				1
Allowance for credit losses on off-balance sheet exposures[3]	149				186

(1) Excludes amounts associated with other assets and reversal of impairment losses of $(11). The provision for credit losses, net of these amounts, is $4,051.
(2) Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3) Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans

As at October 31, 2025 ($ millions)

	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$ 196	$ 424	$ 840	$ 1,460
Personal loans	613	1,215	604	2,432
Credit cards	338	1,017	–	1,355
Business and government	713	606	897	2,216
Total[1]	$ 1,860	$ 3,262	$ 2,341	$ 7,463

(1) Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $191.

As at October 31, 2024 ($ millions)

	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$ 165	$ 398	$ 645	$ 1,208
Personal loans	544	1,154	621	2,319
Credit cards	288	872	–	1,160
Business and government	586	475	788	1,849
Total[1]	$ 1,583	$ 2,899	$ 2,054	$ 6,536

(1) Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $200.

Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages								
Balance at beginning of the year	$ 165	$ 398	$ 645	$ 1,208	$ 265	$ 321	$ 498	$ 1,084
Provision for credit losses								
Remeasurement[1]	(235)	117	423	305	(271)	164	373	266
Newly originated or purchased financial assets	47	–	–	47	41	–	–	41
Derecognition of financial assets and maturities	(8)	(33)	–	(41)	(9)	(22)	–	(31)
Changes in models and methodologies[7]	(2)	(14)	9	(7)	(22)	3	–	(19)
Transfer to (from):								
Stage 1	268	(216)	(52)	–	215	(165)	(50)	–
Stage 2	(44)	258	(214)	–	(40)	197	(157)	–
Stage 3	–	(101)	101	–	–	(84)	84	–
Gross write-offs	–	–	(135)	(135)	–	–	(100)	(100)
Recoveries	–	–	25	25	–	–	24	24
Foreign exchange and other movements[6]	5	15	38	58	(14)	(16)	(27)	(57)
Balance at end of year[2]	$ 196	$ 424	$ 840	$ 1,460	$ 165	$ 398	$ 645	$ 1,208
Personal loans								
Balance at beginning of the year	$ 544	$ 1,154	$ 621	$ 2,319	$ 647	$ 1,103	$ 664	$ 2,414
Provision for credit losses								
Remeasurement[1]	(620)	997	1,445	1,822	(686)	976	1,497	1,787
Newly originated or purchased financial assets	390	–	–	390	365	–	–	365
Derecognition of financial assets and maturities	(92)	(144)	–	(236)	(97)	(190)	–	(287)
Changes in models and methodologies[7]	3	(33)	5	(25)	(68)	96	–	28
Transfer to (from):								
Stage 1	620	(604)	(16)	–	658	(642)	(16)	–
Stage 2	(207)	326	(119)	–	(231)	344	(113)	–
Stage 3	(8)	(473)	481	–	(13)	(504)	517	–
Gross write-offs	–	–	(2,127)	(2,127)	–	–	(2,145)	(2,145)
Recoveries	–	–	313	313	–	–	288	288
Foreign exchange and other movements[6]	(17)	(8)	1	(24)	(31)	(29)	(71)	(131)
Balance at end of year[2]	$ 613	$ 1,215	$ 604	$ 2,432	$ 544	$ 1,154	$ 621	$ 2,319
Credit cards								
Balance at beginning of the year	$ 288	$ 872	$ –	$ 1,160	$ 414	$ 823	$ –	$ 1,237
Provision for credit losses								
Remeasurement[1]	(319)	820	853	1,354	(361)	643	835	1,117
Newly originated or purchased financial assets	139	–	–	139	136	–	–	136
Derecognition of financial assets and maturities	(43)	(41)	–	(84)	(53)	(61)	–	(114)
Changes in models and methodologies[7]	–	(10)	–	(10)	(38)	21	–	(17)
Transfer to (from):								
Stage 1	390	(390)	–	–	335	(335)	–	–
Stage 2	(128)	128	–	–	(135)	135	–	–
Stage 3	–	(380)	380	–	–	(330)	330	–
Gross write-offs	–	–	(1,466)	(1,466)	–	–	(1,356)	(1,356)
Recoveries	–	–	224	224	–	–	190	190
Foreign exchange and other movements[6]	11	18	9	38	(10)	(24)	1	(33)
Balance at end of year[2]	$ 338	$ 1,017	$ –	$ 1,355	$ 288	$ 872	$ –	$ 1,160
Total retail loans								
Balance at beginning of the year	$ 997	$ 2,424	$ 1,266	$ 4,687	$ 1,326	$ 2,247	$ 1,162	$ 4,735
Provision for credit losses								
Remeasurement[1]	(1,174)	1,934	2,721	3,481	(1,318)	1,783	2,705	3,170
Newly originated or purchased financial assets	576	–	–	576	542	–	–	542
Derecognition of financial assets and maturities	(143)	(218)	–	(361)	(159)	(273)	–	(432)
Changes in models and methodologies[7]	1	(57)	14	(42)	(128)	120	–	(8)
Transfer to (from):								
Stage 1	1,278	(1,210)	(68)	–	1,208	(1,142)	(66)	–
Stage 2	(379)	712	(333)	–	(406)	676	(270)	–
Stage 3	(8)	(954)	962	–	(13)	(918)	931	–
Gross write-offs	–	–	(3,728)	(3,728)	–	–	(3,601)	(3,601)
Recoveries	–	–	562	562	–	–	502	502
Foreign exchange and other movements[6]	(1)	25	48	72	(55)	(69)	(97)	(221)
Balance at end of year[2]	$ 1,147	$ 2,656	$ 1,444	$ 5,247	$ 997	$ 2,424	$ 1,266	$ 4,687
Business and government								
Balance at beginning of the year	$ 739	$ 508	$ 788	$ 2,035	$ 635	$ 403	$ 748	$ 1,786
Provision for credit losses								
Remeasurement[1]	(66)	335	853	1,122	(210)	288	622	700
Newly originated or purchased financial assets	1,311	–	–	1,311	936	–	–	936
Derecognition of financial assets and maturities	(1,170)	(145)	(47)	(1,362)	(860)	(126)	(9)	(995)
Changes in models and methodologies[7]	–	–	–	–	200	37	–	237
Transfer to (from):								
Stage 1	120	(120)	–	–	154	(154)	–	–
Stage 2	(89)	94	(5)	–	(110)	114	(4)	–
Stage 3	(3)	(33)	36	–	–	(21)	21	–
Gross write-offs	–	–	(700)	(700)	–	–	(484)	(484)
Recoveries	–	–	58	58	–	–	60	60
Foreign exchange and other movements	12	1	(86)	(73)	(6)	(33)	(166)	(205)
Balance at end of period including off-balance sheet exposures[2]	$ 854	$ 640	$ 897	$ 2,391	$ 739	$ 508	$ 788	$ 2,035
Less: Allowance for credits losses on off-balance sheet exposures[2][3]	(141)	(34)	–	(175)	(153)	(33)	–	(186)
Balance at end of year[2]	$ 713	$ 606	$ 897	$ 2,216	$ 586	$ 475	$ 788	$ 1,849

(1) Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2) Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $439 (2024 – $443).

(3) Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

(4) Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.

(5) During the year ended October 31, 2025, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $2,833 (2024 – $3,504) and $899 (2024 – $726) respectively, before the modification.

(6) Divestitures are included in the foreign exchange and other movements.

(7) Comprises changes due to enhanced IFRS 9 models, including changes to reflect previously established expert credit judgment overlays that are now incorporated in the model.

(f) Carrying value of exposures by risk rating

Residential mortgages

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Very low	$ 219,905	$ 3,983	$ –	$ 223,888	$ 211,165	$ 3,262	$ –	$ 214,427
Low	83,755	4,820	–	88,575	78,344	3,625	–	81,969
Medium	15,870	8,618	–	24,488	19,205	2,072	–	21,277
High	3,002	6,007	–	9,009	2,561	5,280	–	7,841
Very high	48	3,170	–	3,218	13	2,814	–	2,827
Loans not graded[2]	16,937	1,173	–	18,110	18,614	1,614	–	20,228
Default	–	–	2,903	2,903	–	–	2,372	2,372
Total	339,517	27,771	2,903	370,191	329,902	18,667	2,372	350,941
Allowance for credit losses	196	424	840	1,460	165	398	645	1,208
Carrying value	$ 339,321	$ 27,347	$ 2,063	$ 368,731	$ 329,737	$ 18,269	$ 1,727	$ 349,733

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Personal loans

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Very low	$ 31,009	$ 202	$ –	$ 31,211	$ 30,865	$ –	$ –	$ 30,865
Low	21,075	751	–	21,826	20,686	12	–	20,698
Medium	12,886	78	–	12,964	13,053	38	–	13,091
High	10,331	5,659	–	15,990	10,535	4,843	–	15,378
Very high	35	2,651	–	2,686	76	2,743	–	2,819
Loans not graded[2]	22,465	2,354	–	24,819	20,482	1,929	–	22,411
Default	–	–	1,071	1,071	–	–	1,117	1,117
Total	97,801	11,695	1,071	110,567	95,697	9,565	1,117	106,379
Allowance for credit losses	613	1,215	604	2,432	544	1,154	621	2,319
Carrying value	$ 97,188	$ 10,480	$ 467	$ 108,135	$ 95,153	$ 8,411	$ 496	$ 104,060

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Credit cards

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$ 2,646	$ 2	$ –	$ 2,648	$ 2,382	$ 3	$ –	$ 2,385
Low	3,171	11	–	3,182	2,872	25	–	2,897
Medium	4,792	26	–	4,818	4,631	55	–	4,686
High	3,210	1,942	–	5,152	3,069	1,880	–	4,949
Very high	20	1,204	–	1,224	16	1,028	–	1,044
Loans not graded[1]	582	439	–	1,021	895	518	–	1,413
Default	–	–	–	–	–	–	–	–
Total	14,421	3,624	–	18,045	13,865	3,509	–	17,374
Allowance for credit losses	338	1,017	–	1,355	288	872	–	1,160
Carrying value	$ 14,083	$ 2,607	$ –	$ 16,690	$ 13,577	$ 2,637	$ –	$ 16,214

(1) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Undrawn loan commitments – Retail

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$ 126,681	$ 255	$ –	$ 126,936	$ 115,396	$ 2	$ –	$ 115,398
Low	22,102	71	–	22,173	17,947	26	–	17,973
Medium	9,569	13	–	9,582	8,128	22	–	8,150
High	4,047	631	–	4,678	3,490	505	–	3,995
Very high	14	351	–	365	10	305	–	315
Loans not graded[1]	9,039	2,049	–	11,088	12,634	2,749	–	15,383
Default	–	–	–	–	–	–	–	–
Carrying value	$ 171,452	$ 3,370	$ –	$ 174,822	$ 157,605	$ 3,609	$ –	$ 161,214

(1) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Consolidated Financial Statements

Total retail loans

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Very low	$ 380,241	$ 4,442	$ –	$ 384,683	$ 359,808	$ 3,267	$ –	$ 363,075
Low	130,103	5,653	–	135,756	119,849	3,688	–	123,537
Medium	43,117	8,735	–	51,852	45,017	2,187	–	47,204
High	20,590	14,239	–	34,829	19,655	12,508	–	32,163
Very high	117	7,376	–	7,493	115	6,890	–	7,005
Loans not graded[2]	49,023	6,015	–	55,038	52,625	6,810	–	59,435
Default	–	–	3,974	3,974	–	–	3,489	3,489
Total	623,191	46,460	3,974	673,625	597,069	35,350	3,489	635,908
Allowance for credit losses	1,147	2,656	1,444	5,247	997	2,424	1,266	4,687
Carrying value	$ 622,044	$ 43,804	$ 2,530	$ 668,378	$ 596,072	$ 32,926	$ 2,223	$ 631,221

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Business and government loans

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Investment grade	$ 138,789	$ 1,482	$ –	$ 140,271	$ 146,999	$ 1,829	$ –	$ 148,828
Non-Investment grade	121,999	7,169	–	129,168	124,749	8,800	–	133,549
Watch list	7	4,468	–	4,475	10	4,819	–	4,829
Loans not graded[2]	2,485	36	–	2,521	2,190	25	–	2,215
Default	–	–	3,270	3,270	–	–	3,250	3,250
Total	263,280	13,155	3,270	279,705	273,948	15,473	3,250	292,671
Allowance for credit losses	713	606	897	2,216	586	475	788	1,849
Carrying value	$ 262,567	$ 12,549	$ 2,373	$ 277,489	$ 273,362	$ 14,998	$ 2,462	$ 290,822

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Undrawn loan commitments – Business and government

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Investment grade	$ 242,637	$ 1,101	$ –	$ 243,738	$ 243,635	$ 1,124	$ –	$ 244,759
Non-investment grade	60,136	1,841	–	61,977	59,572	2,894	–	62,466
Watch list	–	1,007	–	1,007	–	1,142	–	1,142
Loans not graded[2]	4,593	1	–	4,594	3,921	–	–	3,921
Default	–	–	31	31	–	–	32	32
Total	307,366	3,950	31	311,347	307,128	5,160	32	312,320
Allowance for credit losses	141	34	–	175	153	33	–	186
Carrying value	$ 307,225	$ 3,916	$ 31	$ 311,172	$ 306,975	$ 5,127	$ 32	$ 312,134

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

Total non-retail loans

Category of PD grades ($ millions)	As at October 31, 2025				As at October 31, 2024			
	Stage 1	Stage 2	Stage 3[1]	Total	Stage 1	Stage 2	Stage 3[1]	Total
Investment grade	$ 381,426	$ 2,583	$ –	$ 384,009	$ 390,634	$ 2,953	$ –	$ 393,587
Non-investment grade	182,135	9,010	–	191,145	184,321	11,694	–	196,015
Watch list	7	5,475	–	5,482	10	5,961	–	5,971
Loans not graded[2]	7,078	37	–	7,115	6,111	25	–	6,136
Default	–	–	3,301	3,301	–	–	3,282	3,282
Total	570,646	17,105	3,301	591,052	581,076	20,633	3,282	604,991
Allowance for credit losses	854	640	897	2,391	739	508	788	2,035
Carrying value	$ 569,792	$ 16,465	$ 2,404	$ 588,661	$ 580,337	$ 20,125	$ 2,494	$ 602,956

(1) Stage 3 includes purchased or originated credit-impaired loans.
(2) Portfolios where the customer account level 'Probability of Default' has not been determined have been included in the 'Loans not graded' category.

(g) Loans past due but not impaired[1]

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

As at October 31 ($ millions)	2025[2]				2024[2]			
	31 - 60 days	61 - 90 days	91 days and greater[3]	Total	31 - 60 days	61 - 90 days	91 days and greater[3]	Total
Residential mortgages	$ 1,603	$ 767	$ –	$ 2,370	$ 1,418	$ 718	$ –	$ 2,136
Personal loans	691	353	–	1,044	647	343	–	990
Credit cards	289	189	430	908	242	172	398	812
Business and government	238	104	–	342	192	48	–	240
Total	$ 2,821	$ 1,413	$ 430	$ 4,664	$ 2,499	$ 1,281	$ 398	$ 4,178

(1) Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2) For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular aging of the loans resumes, after the end of the deferral period.
(3) All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h) Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2025	2024
Unpaid principal balance[1]	$ 224	$ 243
Credit-related fair value adjustments	(24)	(29)
Carrying value	200	214
Stage 3 allowance	(1)	(1)
Carrying value net of related allowance	$ 199	$ 213

(1) Represents principal amount owed net of write-offs.

13 Derecognition of Financial Assets

Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are primarily sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors.

Under the mortgage sale programs described above, certain transactions did not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages. These risks represent substantially all of the risks and rewards associated with the transferred assets, and accordingly, the mortgages continue to be recognized on the Bank's balance sheet.

However, certain mortgage transactions qualified for derecognition, as substantially all risks and rewards of ownership were transferred to third parties. During the year ended October 31, 2025, the Bank sold and derecognized $4,550 million (2024 – $8,486 million) of these mortgages. The Bank retains residual interests in the derecognized mortgages, representing its continuing involvement. As at October 31, 2025, the carrying value of these retained interests was $365 million (2024 – $491 million).

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds received from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2025[1]	2024[1]
Assets		
Carrying value of residential mortgage loans	$ 8,759	$ 11,190
Other related assets[2]	6,868	7,202
Liabilities		
Carrying value of associated liabilities	15,531	17,923

(1) The fair value of the transferred assets is $15,298 (2024 – $18,092) and the fair value of the associated liabilities is $15,593 (2024 – $17,692), for a net position of $(295) (2024 – $400).
(2) These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card receivables and auto loans
The Bank securitizes a portion of its unsecured credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans and personal loans. For further details, refer to Note 14.

Consolidated Financial Statements

Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2025[1]	2024[1]
Carrying value of assets associated with:		
Repurchase agreements[2]	$ 174,010	$ 174,334
Securities lending agreements	78,548	58,477
Total	252,558	232,811
Carrying value of associated liabilities[3]	$ 189,144	$ 190,449

(1) The fair value of transferred assets is $252,558 (2024 – $232,811) and the fair value of the associated liabilities is $189,144 (2024 – $190,449), for a net position of $63,414 (2024 – $42,362).
(2) Does not include over-collateralization of assets pledged.
(3) Liabilities for securities lending arrangements only include amounts related to cash collateral received. For securities received as collateral, refer to Note 34(a)(iv).

Other off-balance sheet arrangements
The Bank uses a capital vehicle to transfer credit exposure to security holders of the vehicle. While credit exposures are transferred, the related assets are not derecognized from the balance sheet. For further details, refer to Note 14.

14 Structured Entities

(a) Consolidated structured entities

U.S. multi-seller conduit
The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the LAPA is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank's liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank's exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit's subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit's activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit's assets of $14 billion (2024 – $11 billion) are primarily included in Business and government loans on the Bank's Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank's consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit's assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles and capital vehicles
The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Activities of funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank's issuance of qualifying regulatory capital instruments. These structured entities are consolidated due to the Bank's decision-making power and ability to use that power to affect the returns.

Covered bonds
The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the "LP"). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2025, $46.7 billion (2024 – $47.0 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank's outstanding covered bonds are denominated in U.S. dollars, British pounds, Swiss francs, Euros, Canadian Dollars, and Norwegian Kroner. As at October 31, 2025, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $44.8 billion (2024 – $48.0 billion). These figures exclude activities in connection with covered bonds held by the Bank and that are eliminated upon consolidation.

Credit card receivables securitization trust
The Bank securitizes a portion of its Canadian credit card receivables through a Bank-sponsored structured entity. This entity issues senior and subordinated notes to third-party investors and the proceeds of such issuance are used to purchase co-ownership interests in credit card receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred credit card receivables as well as performing administrative functions for this entity. As at October 31, 2025, U.S.$2.3 billion ($3.2 billion Canadian dollar equivalent) (2024 – U.S.$2.4 billion, $3.3 billion Canadian dollar equivalent) Class A notes; and U.S.$196 million ($274 million Canadian dollar equivalent) (2024 – U.S.$209 million, $291 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2025, assets pledged in relation to the offered and retained notes were credit card receivables, denominated in Canadian dollars, of $3.6 billion (2024 – $3.8 billion).

Auto loan receivables securitization trusts
The Bank securitizes a portion of its Canadian auto loan receivables through its Securitized Term Auto Receivables Trust program (SSTRT) and Securitized Term Auto Loan Receivables Trust 2025-A (START 2025- A), Bank sponsored consolidated structured entities. The structured entities issue offered notes to third-party investors and retained notes to the Bank. Recourse of the noteholders is limited to the receivables and a cash reserve account.

As at October 31, 2025, U.S. $301 million ($423 million Canadian dollar equivalent) (October 31, 2024 – nil) offered notes that were issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The sale of such receivables does not qualify for derecognition, and the receivables continue to be recognized on the Bank's Consolidated Statement of Financial Position. As at October 31, 2025, assets pledged in relation to the offered and retained notes were Canadian auto loan receivables, denominated in Canadian dollars of $4,488 million (2024 – nil).

Scotiabank LRCN Trust
The Bank sponsors the Scotiabank LRCN Trust established in connection with the issuance of limited recourse capital notes. As at October 31, 2025, $8.4 billion (2024 – $5.5 billion) of externally-issued limited recourse capital notes were outstanding and included in Preferred shares and other equity instruments on the Consolidated Statement of Financial Position. Refer to Note 23(b) – Preferred shares and other equity instruments for further information.

Other
Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank's and customer needs.

(b) Unconsolidated structured entities

The following table provides information about other structured entities which the Bank does not control and therefore does not consolidate.

($ millions)	As at October 31, 2025			
	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets on structured entity's financial statements	$ 6,971	$ 22,746	$ 2,575	$ 32,292
Assets recognized on the Bank's financial statements:				
Trading assets	26	709	–	735
Investment securities	–	786	–	786
Loans[1]	–	8,546	–	8,546
Other	–	52	99	151
	26	10,093	99	10,218
Liabilities recognized on the Bank's financial statements:				
Deposits – Business and government	–	–	2,533	2,533
Other	–	–	43	43
	–	–	2,576	2,576
Bank's maximum exposure to loss	$ 6,997[2]	$ 22,670	$ 71	$ 29,738

($ millions)	As at October 31, 2024			
	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets (on structured entity's financial statements)	$ 6,299	$ 13,695	$ 1,870	$ 21,864
Assets recognized on the Bank's financial statements:				
Trading assets	8	306	–	314
Investment securities	–	842	–	842
Loans[1]	–	4,757	–	4,757
Other	–	35	93	128
	8	5,940	93	6,041
Liabilities recognized on the Bank's financial statements:				
Deposits – Business and government	–	–	1,842	1,842
Derivative financial instruments	–	–	28	28
	–	–	1,870	1,870
Bank's maximum exposure to loss	$ 6,307[2]	$ 11,469	$ 76	$ 17,852

(1) Loan balances are presented net of allowance for credit losses.

(2) Excludes up to a maximum amount of $1.6 billion (2024 – $1.4 billion) relating to backstop liquidity facilities provided by the Bank to these multi-seller conduits based on future asset purchases by these conduits.

The Bank's maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2025, the Bank has recorded $10.2 billion (2024 – $6.1 billion), primarily loans issued to structured entities, on the Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers
In 2025, the Bank established Temperance Street Funding Trust, a Canadian multi-seller conduit. The Bank sponsors a total of three Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs but manages the commercial paper selling programs for a fee. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA or liquidity agreement (LA) with the Bank. Pursuant to the terms of the LAPA or LA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit's original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.

Structured finance entities
The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank's senior exposure. The Bank's broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. As at October 31, 2025, the Bank has funded $8,114 million of the credit facilities provided to these structured entities (October 31, 2024 – $4,243 million).

Other off-balance sheet arrangements
The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank's Consolidated Statement of Financial Position. The total principal balance of guarantee-linked notes issued by this vehicle and outstanding was $1,697 million as at October 31, 2025 (October 31, 2024 – $1,002 million). These are included in Deposits – Business and government on the Bank's Consolidated Statement of Financial Position.

Although the Bank has power over the relevant activities of these vehicles, it has limited exposure to variability in returns, which results in the Bank not consolidating these vehicles.

(c)   Other unconsolidated Bank-sponsored entities
The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank's name is used by the structured entities to create an awareness of the instruments being backed by the Bank's reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor.

As at October 31, 2025, the Bank earned $2,851 million (2024 – $2,547 million) in revenue from unconsolidated Bank-sponsored mutual fund entities.

15 Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost						
Balance as at October 31, 2023	$ 1,813	$ 1,809	$ 705	$ 1,854	$ 4,336	$ 10,517
Additions	120	232	73	134	125	684
Disposals/Retirements	(149)	(183)	(155)	(67)	(77)	(631)
Foreign currency adjustments and other	(48)	(78)	10	(44)	(43)	(203)
Balance as at October 31, 2024	**$ 1,736**	**$ 1,780**	**$ 633**	**$ 1,877**	**$ 4,341**	**$ 10,367**
Additions	**194**	**144**	**88**	**117**	**210**	**753**
Disposals/Retirements[1]	**(481)**	**(82)**	**(25)**	**(92)**	**(118)**	**(798)**
Foreign currency adjustments and other	**(129)**	**44**	**126**	**112**	**80**	**233**
Balance as at October 31, 2025	**$ 1,320**	**$ 1,886**	**$ 822**	**$ 2,014**	**$ 4,513**	**$ 10,555**
Accumulated depreciation						
Balance as at October 31, 2023	$ 686	$ 1,268	$ 381	$ 1,152	$ 1,388	$ 4,875
Depreciation	49	94	140	116	331	730
Disposals/Retirements	(50)	(75)	(145)	(40)	(62)	(372)
Foreign currency adjustments and other	(22)	(26)	(14)	(40)	(16)	(118)
Balance as at October 31, 2024	**$ 663**	**$ 1,261**	**$ 362**	**$ 1,188**	**$ 1,641**	**$ 5,115**
Depreciation	**36**	**83**	**133**	**113**	**318**	**683**
Disposals/Retirements	**(44)**	**(67)**	**(17)**	**(71)**	**(107)**	**(306)**
Foreign currency adjustments and other	**28**	**1**	**77**	**40**	**36**	**182**
Balance as at October 31, 2025	**$ 683**	**$ 1,278**	**$ 555**	**$ 1,270**	**$ 1,888**	**$ 5,674**
Net book value						
Balance as at October 31, 2024	$ 1,073	$ 519	$ 271	$ 689	$ 2,700	$ 5,252[2]
Balance as at October 31, 2025	**$ 637**	**$ 608**	**$ 267**	**$ 744**	**$ 2,625**	**$ 4,881[2]**

(1) Includes a net impairment loss recorded in Q1 2025 related to the agreement to sell the banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.
(2) Includes $39 (2024 – $36) of investment property.

16 Investments in Associates

The Bank had significant investments in the following associates:

			2025			2024
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements[1]	Carrying value	Carrying value
KeyCorp[2]	**United States**	**Banking**	**14.9%**	**September 30, 2025**	**$ 4,379**	$ –
Bank of Xi'an Co. Ltd.[3]	**China**	**Banking**	**18.1%**	**September 30, 2025**	**729**	658
Maduro & Curiel's Bank N.V.[4]	**Curacao**	**Banking**	**48.1%**	**September 30, 2025**	**570**	527

(1) Represents the date of the most recent financial statements.
(2) On December 27, 2024, the Bank completed the acquisition of an additional 10% ownership interest, bringing the total ownership interest in KeyCorp to 14.9% (refer to Note 35 for further details). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. Based on the quoted price on the New York Stock Exchange, the market value of the Bank's investment in KeyCorp was $4,018 as at Oct 31, 2025. During the year, dividends received from KeyCorp of $140 were recognized as a reduction in the carrying value of the investment in associate.
(3) Based on the quoted price on the Shanghai Stock Exchange, the market value of the Bank's Investment in Bank of Xi'an Co. Ltd. was $617 (October 31, 2024 – $570). The Bank has significant influence over the Bank of Xi'an Co. Ltd. through a combination of its ownership interest and board representation.
(4) The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2025, these reserves amounted to $76 (2024 – $74).

Impairment testing of Bank of Xi'an Co. Ltd.

As at October 31, 2025, the market value of the Bank's investment in Bank of Xi'an Co. Ltd. based on the quoted price on the Shanghai Stock Exchange continues to be below its carrying value. The Bank has been performing quarterly impairment testing on this investment due to the prolonged period in which its market value has remained below the carrying amount. The impairment test involves comparing the carrying value of the investment to its recoverable amount based on value in use (VIU). In estimating VIU, the Bank uses a discounted cash flows valuation model which incorporates key assumptions, including a 5-year forecast of after-tax cash flows for the underlying entity, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. As at October 31, 2025, the estimate of VIU was determined using a terminal growth rate of 2% (2024 – 2%) and an after-tax discount rate of 11% (2024 –12%).

Based on impairment testing performed using the VIU methodology, no impairment was determined to exist as at October 31, 2025. In the prior year, an impairment charge of $343 million ($309 million after-tax) was recorded in non-interest expenses – other in the Other operating segment, driven primarily by the continued weakening of the economic outlook in China.

Summarized financial information

Summarized financial information of the Bank's significant associates are as follows.

($ millions)	For the twelve months ended[1]		As at October 31, 2025	
	Revenue	Net income	Total assets	Total liabilities
KeyCorp	$ 8,873	$ 1,305	$ 262,850	$ 234,656
Bank of Xi'an Co. Ltd.	2,009	517	108,567	100,773
Maduro & Curiel's Bank N.V.	487	183	8,598	7,430

($ millions)	For the twelve months ended[1]		As at October 31, 2024	
	Revenue	Net income	Total assets	Total liabilities
Bank of Xi'an Co. Ltd.	$ 1,457	$ 471	$ 87,974	$ 81,577
Maduro & Curiel's Bank N.V.	457	170	8,057	6,959

(1) Based on the most recent available financial statements.

17 Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by groups of cash-generating units (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2023	$ 1,690	$ 3,610	$ 246	$ 2,630	$ 1,005	$ 9,181
Acquisitions	–	–	–	–	–	–
Dispositions[1]	–	–	–	(92)	–	(92)
Foreign currency adjustments and other	–	4	–	(138)	6	(128)
Balance as at October 31, 2024	1,690	3,614	246	2,400	1,011	8,961
Acquisitions	–	–	–	–	–	–
Dispositions[2]	–	–	–	(195)	(394)	(589)
Foreign currency adjustments and other	–	27	1	180	5	213
Balance as at October 31, 2025	$ 1,690	$ 3,641	$ 247	$ 2,385	$ 622	$ 8,585

(1) In fiscal 2024, the Bank recorded a goodwill write-down of $92 million pre-tax within the Latin America CGU in relation to its agreement to sell CrediScotia Financiera, a subsidiary in Peru. Refer to Note 35 for details.

(2) In the current year, the Bank recorded a goodwill write-down of $589 million pre-tax within the Latin America and Caribbean & Central America CGUs in relation to its agreement to sell banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank's groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may indicate impairment.

The Bank determines the carrying values of its CGUs using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank's capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The resulting carrying amount determined for the CGU is then compared to its respective recoverable amount to identify any impairment.

Annual impairment testing for goodwill was performed as at July 31, 2025 and 2024, and no impairment was determined to exist. As of October 31, 2025 and 2024, there were no significant changes to this assessment.

Fair value less costs of disposal

For all CGUs, the recoverable amount was determined using the fair value less costs of disposal (FVLCD) method. In arriving at FVLCD, the Bank estimates the fair value of the CGU using price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, applies a control premium based on a weighted average of acquisition premiums paid globally in the banking industry over the past five years for comparable companies, and deducts the estimated costs of disposal. The fair value measurement is categorized as Level 3 due to significant inputs being unobservable. For the 2025 annual impairment test, P/E multiples ranging from 9.5 to 13 times (2024 – 11 to 11.5 times) were used.

The Bank has performed sensitivity analysis on the key assumptions used in estimating FVLCD. The estimate of reasonably possible changes to the key assumptions are based on available evidence in respect of each input, such as risks associated with the normalized net income projections, and range of P/E multiples observed externally. Reasonable negative changes in the net income outlook (decrease of 5%) or P/E multiples (decrease of 1x), each in isolation, holding other factors constant, would not result in impairment for all CGUs using the FVLCD method.

Value in use

In the prior year, the Latin America CGU's recoverable amount was determined using the value in use (VIU) method. In estimating VIU, the Bank used a discounted cash flow valuation model based on a 5-year forecast of after-tax cash flows, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. The 5-year cash flow forecast was based on management approved budgets and plans which consider market trends, macroeconomic conditions, forecasted earnings and the business strategy for the CGU. The terminal growth rate was based on long-term growth expectations in Latin America, and the discount rate was based on the cost of capital of comparable companies. For the 2024 annual impairment test, a terminal growth rate of 3% and a discount rate of 12% were used.

The Bank performed sensitivity analysis on the key assumptions used in estimating the Latin America CGU's VIU in the prior year. The estimate of reasonably possible changes to the key assumptions was based on available evidence in respect of each input such as historical performance against forecasts, risks associated with the underlying cash flow projections, and range of discount rates observed externally. Reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment for the Latin America CGU.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

($ millions)	Finite life		Indefinite life		
	Computer software	Other intangibles	Fund management contracts[1]	Other intangibles	Total
Cost					
Balance as at October 31, 2023	$ 5,639	$ 1,815	$ 4,415	$ 163	$ 12,032
Acquisitions	–	–	–	–	–
Additions	840	1	–	–	841
Impairment	(188)	–	–	–	(188)
Disposals/Retirements	(538)	–	–	–	(538)
Foreign currency adjustments and other	24	(22)	–	–	2
Balance as at October 31, 2024	$ 5,777	$ 1,794	$ 4,415	$ 163	$ 12,149
Acquisitions	**–**	**–**	**–**	**–**	**–**
Additions	**637**	**–**	**–**	**–**	**637**
Impairment[2]	**(199)**	**–**	**–**	**–**	**(199)**
Disposals/Retirements	**(170)**	**(36)**	**–**	**–**	**(206)**
Foreign currency adjustments and other	**390**	**20**	**–**	**–**	**410**
Balance as at October 31, 2025	**$ 6,435**	**$ 1,778**	**$ 4,415**	**$ 163**	**$ 12,791**
Accumulated amortization					
Balance as at October 31, 2023	$ 2,566	$ 1,454	$ –	$ –	$ 4,020
Amortization	958	72	–	–	1,030
Impairment	(91)	–	–	–	(91)
Disposals/Retirements	(614)	–	–	–	(614)
Foreign currency adjustments and other	(75)	(13)	–	–	(88)
Balance as at October 31, 2024	$ 2,744	$ 1,513	$ –	$ –	$ 4,257
Amortization	**828**	**68**	**–**	**–**	**896**
Impairment[2]	**(9)**	**–**	**–**	**–**	**(9)**
Disposals/Retirements	**(32)**	**(36)**	**–**	**–**	**(68)**
Foreign currency adjustments and other	**113**	**18**	**–**	**–**	**131**
Balance as at October 31, 2025	**$ 3,644**	**$ 1,563**	**$ –**	**$ –**	**$ 5,207**
Net book value					
As at October 31, 2024	$ 3,033[3]	$ 281	$ 4,415	$ 163	$ 7,892
As at October 31, 2025	**$ 2,791[3]**	**$ 215**	**$ 4,415**	**$ 163**	**$ 7,584**

(1) Fund management contracts are attributable to the previously acquired Dynamic Funds business (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2) In the current year, the Bank recognized an impairment loss of $165 million pre-tax in relation to its agreement to sell banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.
(3) Computer software comprises purchased software of $262 (2024 – $194), internally generated software of $1,633 (2024 – $1,939), and in process software not subject to amortization of $896 (2024 – $900).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of fund management contracts is based on a VIU approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets, which include key assumptions related to market appreciation, net sales of funds, and operating margins, taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2024 – 4.5%) applied thereafter. These cash flows have been discounted at 10% (2024 – 10%). Fund management contracts were assessed for annual impairment using data as at July 31, 2025 and 2024, and no impairment was determined to exist. As of October 31, 2025 and 2024, there were no significant changes to this assessment. In addition, reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment.

Finite life intangible assets are only assessed for impairment if events or circumstances indicate that the asset may be impaired. When required, impairment is assessed by comparing the carrying value of the finite life intangible asset to its recoverable amount, which is generally determined using a VIU approach. In fiscal 2024, computer software with a net book value of $97 million was assessed as impaired.

18 Other Assets

As at October 31 ($ millions)	2025	2024
Accrued interest	$ 4,969	$ 5,352
Accounts receivable and prepaids	2,750	2,118
Current tax assets	2,649	2,374
Margin deposits on derivatives	13,304	9,976
Segregated fund assets	1,006	1,231
Pension assets (Note 27)	1,036	684
Receivable from brokers, dealers and clients	4,597	3,244
Other	5,056	5,322
Total	$ 35,367	$ 30,301

19 Deposits

	2025					2024
	Payable on demand[1]		Payable after	Payable on a		
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing	notice[2]	fixed date[3]	Total	
Personal	$ 38,089	$ 10,892	$ 124,057	$ 128,680	$ 301,718	$ 298,821
Business and government	197,177	33,094	68,673	328,723	627,667	600,114
Financial institutions	10,754	967	4,068	21,105	36,894	44,914
Total	$ 246,020	$ 44,953	$ 196,798	$ 478,508	$ 966,279	$ 943,849
Recorded in:						
Canada	$ 160,504	$ 23,892	$ 180,349	$ 327,855	$ 692,600	$ 686,817
United States	47,431	101	4,563	49,400	101,495	90,442
United Kingdom	–	–	367	33,679	34,046	27,091
Mexico	13,893	7,339	–	17,859	39,091	36,751
Peru	11,159	7	1,908	6,843	19,917	17,710
Chile	1,310	5,347	142	16,336	23,135	23,232
Colombia	3,140	552	548	6,168	10,408	8,102
Other International	8,583	7,715	8,921	20,368	45,587	53,704
Total[4]	$ 246,020	$ 44,953	$ 196,798	$ 478,508	$ 966,279	$ 943,849

(1) Deposits payable on demand include deposits for which the Bank may not have the right to notice of withdrawal, generally chequing accounts.
(2) Deposits payable after notice include deposits for which the Bank may require notice of withdrawal, generally savings accounts.
(3) All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4) Deposits denominated in U.S. dollars amount to $297,065 (2024 – $295,316), deposits denominated in Chilean pesos amount to $20,053 (2024 – $19,271), deposits denominated in Mexican pesos amount to $35,941 (2024 – $34,416) and deposits denominated in other foreign currencies amount to $117,530 (2024 – $109,683).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000[1].

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2025	**$ 54,287**	**$ 37,607**	**$ 57,519**	**$ 109,573**	**$ 15,165**	**$ 274,151**
As at October 31, 2024	$ 64,521	$ 37,062	$ 59,273	$ 115,757	$ 18,820	$ 295,433

(1) The majority of foreign term deposits are in excess of $100,000.

20 Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank's depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2025	2024
Maturity date	Interest rate (%)	Terms[1]	Carrying value[2]	Carrying value[2]
June 2025	8.900	On June 20, 2025, all $250 million of outstanding 8.900% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.	$ –	$ 251
December 2025[3]	4.500	U.S.$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year, until maturity in December 2025.	1,753	1,740
May 2032[3]	3.934	Redeemable on or after May 3, 2027. After May 3, 2027, interest will be payable quarterly at the then prevailing three-month bankers' acceptance rate plus 1.520% subject to applicable benchmark fallback considerations.	1,744	1,713
December 2032[3]	1.800	JPY 33,000 million. Redeemable on December 20, 2027. After December 20, 2027, interest will be payable semi-annually at the reference Japanese Government Bond rate plus 1.681% on the reset date.	300	301
August 2033[3]	5.679	Redeemable on or after August 2, 2028. After August 2, 2028, interest will be payable at an annual rate equal to Daily Compounded CORRA plus 2.100%.	1,026	1,016
December 2033[3]	1.830	JPY 12,000 million. Redeemable on December 1, 2028. After December 1, 2028, interest rate on the debentures will be reset to the prevailing yield of Japanese Government Bond rate plus 1.477% on the reset date.	109	110
August 2034[3]	4.959	Redeemable on or after August 1, 2029. After August 1, 2029, interest will be payable at Daily Compounded CORRA plus 1.550%.	1,034	998
May 2037[3]	4.588	U.S.$1,250 million. Redeemable between April 12, 2027, and May 4, 2032. On May 4, 2032, interest will reset at the then prevailing 5-year U.S. treasury rate plus 2.050%.	1,726	1,704
			$ 7,692	$ 7,833

(1) In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2) The carrying value of subordinated debentures may differ from par value due to the impact of fair value hedges used for managing interest rate risk and subordinated debentures held for market-making purposes.
(3) These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price and, where applicable, subject to translation at foreign exchange rates in effect at the time of conversion. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank's common shares at the time of the trigger event (10-day weighted average).

21 Other Liabilities

As at October 31 ($ millions)	2025	2024
Accrued interest	$ 6,856	$ 7,840
Lease liabilities[(1)]	2,955	2,982
Accounts payable and accrued expenses	9,151	8,133
Current tax liabilities	942	1,070
Deferred tax liabilities (Note 26)	1,414	1,397
Gold and silver certificates and bullion	757	578
Margin and collateral accounts	8,883	8,186
Segregated fund liabilities	1,007	1,231
Payables to brokers, dealers and clients	1,843	798
Provisions (Note 22)	668	411
Allowance for credit losses on off-balance sheet exposures (Note 12)	175	186
Pension liabilities (Note 27)	535	523
Other liabilities of subsidiaries and structured entities	22,665	22,104
Other	9,011	7,589
Total	$ 66,862	$ 63,028

(1)   Represents discounted value of lease liabilities.

The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2025	2024
Within 1 year	$ 393	$ 410
1 to 2 years	405	404
2 to 3 years	390	401
3 to 4 years	387	381
4 to 5 years	376	358
After 5 years	2,023	1,677
Total	$ 3,974	$ 3,631

22 Provisions

($ millions)	
As at November 1, 2023	$ 573
Provisions made during the year	203
Provisions utilized / released during the year	(365)
Balance as at October 31, 2024	$ 411
Provisions made during the year	422
Provisions utilized / released during the year	(165)
Balance as at October 31, 2025	$ 668

Restructuring Charge

In Q4 2025, the Bank recorded a restructuring charge and severance provisions as well as other related charges of $373 million ($270 million after-tax) primarily related to workforce reductions across its global operations. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across its international footprint. Of these amounts, which were all recorded in the Other operating segment, $272 million was included in other liabilities – provisions as at October 31, 2025.

Legal

In the ordinary course of business, the Bank and its subsidiaries are and have been subject to a variety of pending and threatened legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. The Bank reviews the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as the Bank believes to be in its best interest. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the consolidated financial statements for the year ended October 31, 2025 or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action or regulatory proceeding and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank's estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank's liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank's consolidated results of operations for any particular reporting period.

The Bank, through its Peruvian subsidiary, is engaged in a legal action related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank's acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was concluded in favour of the Government of Peru in May 2024. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru's treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. This case is currently proceeding through the arbitration process. In Q3 2024, the Bank recorded a legal provision of $142 million in other liabilities – provisions, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

23 Common shares, preferred shares and other equity instruments

(a) Common shares

Authorized:
    An unlimited number of common shares without nominal or par value.
Issued and fully paid:

As at October 31 ($ millions)	2025 Number of shares	2025 Amount	2024 Number of shares	2024 Amount
Outstanding at beginning of year	1,244,435,686	$ 22,054	1,214,044,420	$ 20,109
Issued in relation to share-based payments, net (Note 25)	2,709,942	210	497,930	37
Issued in relation to the Shareholder Dividend and Share Purchase Plan[1]	–	–	29,893,336	1,908
Repurchased for cancellation under the Normal Course Issuer Bid	(10,839,890)	(197)	–	–
Outstanding at end of year	1,236,305,738[2]	$ 22,067	1,244,435,686[2]	$ 22,054

(1) Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank has suspended the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and has discontinued issuances of common shares from treasury under the Plan. Additionally, effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary market in accordance with the provisions of the Plan.

(2) In the normal course of business, the Bank's regulated Dealer subsidiary purchases and sells the Bank's common shares to facilitate trading/institutional client activity. During fiscal 2025, the number of such shares bought was 30,855,084 and sold was 30,855,333 (2024 – 26,564,849 bought and 26,566,901 sold).

Dividend
The dividends paid on common shares in fiscal 2025 and 2024 were $5,369 million ($4.32 per share) and $5,198 million ($4.24 per share), respectively. The Board of Directors approved a quarterly dividend of $1.10 per common share at its meeting on December 1, 2025. This quarterly dividend applies to shareholders of record at the close of business on January 6, 2026, and is payable January 28, 2026. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.

Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the "2025 NCIB") pursuant to which it may repurchase for cancellation up to 20 million of the Bank's common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.

During the year ended October 31, 2025, the Bank repurchased and cancelled approximately 10.8 million common shares at an average price of $82.57 per share for a total amount of $913 million, including tax.

Non-viability Contingent Capital
The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2025 would be 4,863 million common shares (2024 – 4,582 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 20 – Subordinated debentures and Note 23(b) – Preferred shares and other equity instruments for further details).

(b) Preferred shares and other equity instruments

Preferred shares

Authorized:
    An unlimited number of preferred shares without nominal or par value. There are currently no preferred shares outstanding.

Other equity instruments

Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

First issue date/ Series number	Notional Amount (millions)	Next reset date	Interest rate	Interest rate after reset	Next redemption date	Redemption frequency after reset[1]	2025 Amount (millions)	2025 Distributions paid per Note[2]	2024 Amount (millions)	2024 Distributions paid per Note[2]
Subordinated Additional Tier 1 Capital Notes[3][4]										
October 12, 2017[5]	U.S.$ 1,250	January 12, 2026	6.821%	SOFR[5] +2.90961%	January 12, 2026	Quarterly	$ 1,560	U.S.$ 73.88	$ 1,560	U.S.$ 83.86
June 4, 2020[6]	–		4.900%				$ –	U.S.$ 36.75	$ 1,689	U.S.$ 49.00
Limited Recourse Capital Notes[3][7]										
Series 1[8]	$ 1,250	July 27, 2026	3.700%	GOC[9] +2.761%	June 27, 2026	Every five years	$ 1,250	$ 37.00	$ 1,250	$ 37.00
Series 2[10]	U.S.$ 600	October 27, 2026	3.625%	UST[11] +2.613%	October 27, 2026	Quarterly	$ 753	U.S.$ 36.25	$ 753	U.S.$ 36.25
Series 3[12]	$ 1,500	July 27, 2027	7.023%	GOC[9] +3.950%	June 27, 2027	Every five years	$ 1,500	$ 70.23	$ 1,500	$ 70.23
Series 4[13]	U.S.$ 750	October 27, 2027	8.625%	UST[11] +4.389%	October 27, 2027	Quarterly	$ 1,023	U.S.$ 86.25	$ 1,023	U.S.$ 86.25
Series 5[14]	U.S.$ 750	January 27, 2029	8.000%	UST[11] +4.017%	January 27, 2029	Quarterly	$ 1,004	U.S.$ 80.00	$ 1,004	U.S.$ 63.33
Series 6[15]	U.S.$ 1,000	April 27, 2030	7.350%	UST[11] +2.903%	April 27, 2030	Quarterly	$ 1,453	U.S.$ 54.51	$ –	$ –
Series 7[16]	U.S.$ 1,000	October 27, 2035	6.875%	UST[11] +2.734%	October 27, 2035	Quarterly	$ 1,396	U.S.$ –	$ –	$ –
Total other equity instruments							**$ 9,939**		**$ 8,779**	

(1) Each security is redeemable at the sole discretion of the Bank on the first reset date and every quarter or five years, as applicable, thereafter. Limited Recourse Capital Notes (LRCN) Series 1 and Series 3 are also redeemable in the one month period preceding each reset date. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2) Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or U.S.$1,000, as applicable.

(3) The securities rank pari passu to each other and are the Bank's direct unsecured obligations, ranking subordinate to Bank's other subordinated indebtedness.

(4) While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.

(5) CME 3-month Term SOFR.

(6) On June 4, 2025, the Bank redeemed US $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes at 100% of their principal amount plus accrued and unpaid interest. The redemption of these AT1 Notes resulted in a foreign currency loss of $22 million recorded in Retained Earnings.

(7) Interest on LRCN is non-deferrable, however, non-payment of interest that is not cured within five business days results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder's sole recourse will be limited to their proportionate share of the Series' respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.

(8) On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) ("LRCN Series 1"). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 1 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(9) The then-prevailing five-year Government of Canada yield.

(10) On October 7, 2021, the Bank issued U.S.$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) ("LRCN Series 2"). In connection with the issuance of LRCN Series 2, the Bank issued U.S.$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 2 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(11) The then-prevailing five-year U.S. Treasury Rate.

(12) On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) ("LRCN Series 3"). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 3 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(13) On October 25, 2022, the Bank issued U.S.$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC) ("LRCN Series 4"). In connection with the issuance of LRCN Series 4, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 4 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(14) On January 12, 2024, the Bank issued U.S.$750 million 8.000% Fixed Rate Resetting Limited Recourse Capital Notes Series 5 (NVCC) ("LRCN Series 5"). In connection with the issuance of LRCN Series 5, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 5 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(15) On January 31, 2025, the Bank issued USD$1,000 million of 7.350% Fixed Rate Resetting Limited Recourse Capital Notes Series 6 (NVCC) ("LRCN Series 6"). In connection with the issuance of LRCN Series 6, the Bank issued U.S.$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 6 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(16) On September 29, 2025, the Bank issued USD$1,000 million of 6.875% Fixed Rate Resetting Limited Recourse Capital Notes Series 7 (NVCC) ("LRCN Series 7"). In connection with the issuance of LRCN Series 7, the Bank issued U.S.$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) ("the Series 7 AT1 Notes") to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions contained in the Bank's Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00 (subject to adjustments in certain events and converted to U.S. dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank's common shares at the time of the trigger event (10-day weighted average and converted to U.S. dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.

The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the

Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

During the year ended October 31, 2025, the Bank paid aggregate distributions on these notes of $506 million (2024 – $469 million), net of income taxes of $120 million (2024 – $93 million), based on exchange rates in effect on the payment dates, where applicable.

(c) Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring or paying any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to pay dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions are not paid in full on the Bank's Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

24 Capital Management

The primary regulator over the Bank's consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks.

In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB). In December 2022, OSFI announced that the DSB will increase to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023, and has increased the DSB's range from 0% to 4.0%. In June 2023, OSFI announced that the DSB will increase to 3.5% of total RWA, effective November 1, 2023. In addition, in June 2025, OSFI maintained the DSB at 3.5% of RWA. OSFI's minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a BCBS countercyclical buffer requirement of approximately eight basis points.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the D-SIB surcharge of 0.5%, effective Q2 2023.

The Bank's regulatory capital ratios were as follows:

As at October 31 ($ millions)	2025	2024
Capital[1]		
Common Equity Tier 1 capital	$ 62,752	$ 60,631
Net Tier 1 capital	72,790	69,499
Total regulatory capital	80,908	77,708
Total loss absorbing capacity (TLAC)[2]	138,049	137,752
Risk-weighted assets/exposures used in calculation of capital ratios		
Risk-weighted assets[1]	$ 474,453	$ 463,992
Leverage exposures[3]	1,622,415	1,563,140
Regulatory ratios[1]		
Common Equity Tier 1 capital ratio	13.2%	13.1%
Tier 1 capital ratio	15.3%	15.0%
Total capital ratio	17.1%	16.7%
Total loss absorbing capacity ratio[2]	29.1%	29.7%
Leverage ratio[3]	4.5%	4.4%
Total loss absorbing capacity leverage ratio[2]	8.5%	8.8%

(1) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2) This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3) The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

The Bank exceeded the OSFI regulatory minimum capital ratios as at October 31, 2025.

25 Share-Based Payments

(a) Stock option plans

The Bank grants stock options as part of the Employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank's common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock options granted vest 50% at the end of the third year and 50% at the end of the fourth year. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. There is a total of 141 million common shares which have been reserved for issuance under the Bank's Employee Stock Option Plan of which 120 million common shares have been issued as a result of the exercise of options and 11 million common shares are committed under outstanding options, leaving 11 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 3, 2025 to December 12, 2034.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche's vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The Stock Option Plan includes:

- Stock options

  Employee stock options granted are equity-classified stock options which call for settlement in shares.

  The amount recorded in equity – other reserves for vested stock options as at October 31, 2025 was $124 million (2024 – $124 million).

  In 2025, an expense of $15 million (2024 – $13 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2025, future unrecognized compensation cost for non-vested stock options was $8 million (2024 – $10 million) which is to be recognized over a weighted-average period of 1.84 years (2024 – 2.03 years).

- Stock appreciation rights

  Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank's common shares since the grant date.

  During fiscal 2025, 119,316 SARs were granted (2024 – 81,414) and as at October 31, 2025, 485,684 SARs were outstanding (2024 – 570,156), of which 481,880 SARs were vested (2024 – 566,349).

  The impact to the Bank's consolidated financial statements of vested and outstanding SARs was not material.

Determination of fair values

The share-based payment expense for stock options was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2025 and 2024 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2025 Grant	2024 Grant
Assumptions		
Risk-free interest rate %	2.77%	3.26%
Expected dividend yield	4.88%	4.47%
Expected price volatility	19.33%	19.76%
Expected life of option	6.84 Years	6.90 Years
Fair value		
Weighted-average fair value	$ 8.07	$ 7.68

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank's Employee Stock Option Plan are as follows[1]:

	2025		2024	
As at October 31	Number of stock options (000's)	Weighted average exercise price	Number of stock options (000's)	Weighted average exercise price
Outstanding at beginning of year	11,456	$ 70.75	11,558	$ 72.74
Granted	1,587	79.13	2,676	59.99
Exercised as options	(2,710)	72.21	(498)	66.04
Forfeited	(85)	70.66	(600)	70.34
Expired	(161)	72.62	(1,680)	68.84
Outstanding at end of year	10,087	$ 71.65	11,456	$ 70.75
Exercisable at end of year	3,333	$ 75.39	4,737	$ 73.10
Available for grant	10,562		11,902	

	Options Outstanding			Options Exercisable	
As at October 31, 2025	Number of stock options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000's)	Weighted average exercise price
Range of exercise prices					
$55.63 to $68.32	2,363	8.02	$ 59.99	–	$ –
$68.33 to $74.34	4,423	5.43	$ 70.17	2,313	$ 71.62
$74.35 to $85.46	3,301	6.96	$ 81.98	1,020	$ 83.95
	10,087	6.54	$ 71.65	3,333	$ 75.39

(1) Excludes SARs.

(b)   Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50-60% of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2025, the Bank's contributions totalled $94 million (2024 – $94 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2025, an aggregate of 21 million common shares were held under the employee share ownership plans (2024 – 21 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank's basic and diluted earnings per share.

(c)   Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank's common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank's common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank's share price change the value of the units, which affects the Bank's share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2025, an aggregate expense of $394 million (2024 – $357 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes gains from derivatives used to manage the volatility of share-based payments of $345 million (2024 – $196 million gains).

As at October 31, 2025, the share-based payment liability recognized for vested awards under these plans was $1,446 million (2024 – $1,010 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2025, there were 3,040,333 units (2024 – 2,732,877) awarded and outstanding of which 2,179,058 units were vested (2024 – 1,893,903).

Directors' Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2025, there were 436,880 units outstanding (2024 – 420,889).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2025, there were 9,438,970 units (2024 – 8,478,453) awarded and outstanding of which 6,888,296 units were vested (2024 – 5,665,778).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank's share price and the Bank's performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2025, there were 7,026,302 units (2024 – 6,766,501) outstanding subject to performance criteria, of which 6,010,837 units were vested (2024 – 4,843,892).

26 Corporate Income Taxes

Corporate income taxes recorded in the Bank's consolidated financial statements for the years ended October 31 are as follows:

(a) Components of income tax provision

For the year ended October 31 ($ millions)	2025	2024
Provision for income taxes in the Consolidated Statement of Income:		
Current income taxes:		
Domestic:		
Federal	$ 1,088	$ 138
Provincial	786	275
Adjustments related to prior periods	23	(40)
Foreign	1,418	1,219
Adjustments related to prior periods	(15)	2
	3,300	1,594
Deferred income taxes:		
Domestic:		
Federal	(261)	388
Provincial	(154)	181
Foreign	(134)	(131)
	(549)	438
Total provision for income taxes in the Consolidated Statement of Income	$ 2,751	$ 2,032
Provision for income taxes in the Consolidated Statement of Changes in Equity:		
Current income taxes	$ (162)	$ 1,019
Deferred income taxes	224	41
	62	1,060
Reported in:		
Other Comprehensive Income	187	1,156
Retained earnings	(125)	(96)
Other reserves	–	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	62	1,060
Total provision for income taxes	$ 2,813	$ 3,092
Provision for income taxes in the Consolidated Statement of Income includes:		
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$ (549)	$ 438
Deferred tax expense (benefit) of tax rate changes	–	–
	$ (549)	$ 438

(b) Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2025		2024	
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$ 2,919	27.8%	$ 2,755	27.8%
Increase (decrease) in income taxes resulting from:				
Lower average tax rate applicable to subsidiaries and foreign branches[1]	(177)	(1.7)	(746)	(7.5)
Tax-exempt income from securities	–	–	(28)	(0.3)
Other, net	9	0.1	51	0.5
Total income taxes and effective tax rate	$ 2,751	26.2%	$ 2,032	20.5%

(1) Lower average tax rate applicable to subsidiaries and foreign branches includes the impact of the GMT which increased the effective tax rate by 0.8%.

Consolidated Financial Statements

(c) Deferred taxes

Significant components of the Bank's deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position	
	For the year ended		As at	
October 31 ($ millions)	2025	2024	2025	2024
Deferred tax assets:				
Loss carryforwards	$ 60	$ 29	$ 623	$ 930
Allowance for credit losses	(272)	54	1,357	1,076
Deferred compensation	(109)	(100)	388	317
Deferred income	(150)	(137)	404	255
Property and equipment	(101)	(10)	422	262
Pension and other post-retirement benefits	(22)	(48)	314	387
Securities	(26)	(17)	284	260
Lease liabilities	3	28	910	891
Own credit risk	–	–	447	250
Other	(22)	(57)	757	673
Total deferred tax assets	$ (639)	$ (258)	$ 5,906	$ 5,301
Deferred tax liabilities:				
Cash flow hedges	$ –	$ –	$ 39	$ 57
Deferred compensation	(11)	(24)	209	187
Deferred income	(14)	(20)	65	50
Property and equipment	(39)	(243)	805	684
Pension and other post-retirement benefits	(1)	1	73	82
Securities	34	(14)	398	354
Investment in subsidiaries and associates	(26)	52	86	29
Intangible assets	57	(344)	1,746	1,809
Other	(90)	(104)	646	504
Total deferred tax liabilities	$ (90)	$ (696)	$ 4,067	$ 3,756
Net deferred tax assets (liabilities)[1]	$ (549)	$ 438	$ 1,839	$ 1,545

(1) For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,839 (2024 – $1,545) are represented by deferred tax assets of $3,253 (2024 – $2,942), and deferred tax liabilities of $1,414 (2024 – $1,397) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2025	2024
Balance at beginning of year	$ 1,545	$ 2,095
Deferred tax benefit (expense) for the year recorded in income	549	(438)
Deferred tax benefit (expense) for the year recorded in equity	(224)	(41)
Disposed in divestitures	(35)	–
Other	4	(71)
Balance at end of year	$ 1,839	$ 1,545

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $10 million (October 31, 2024 – $18 million). The amount related to unrecognized losses is $10 million, which have no expiry.

Included in the net deferred tax asset are tax benefits of $56 million (2024 – $73 million) that have been recognized in the Canadian bank and certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits which are expected to generate sufficient taxable income to utilize the deferred tax assets.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2025 is approximately $59 billion (2024 – $57 billion).

Tax Assessments

The Bank received reassessments totaling $1,808 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2020 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling $4 million of tax and interest.

A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2019 taxation years totaling $637 million of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.

In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

Global Minimum Tax

The Organisation for Economic Co-operation and Development published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of €750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.

The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.

For the twelve months ended October 31, 2025, the impact of the GMT on the Bank's effective tax rate was approximately 0.8%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.

27 Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank's principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, U.S., Mexico, UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The most significant pension plans provided by the Bank are in Canada. The Bank has a strong and well-defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank's funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank's funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP), which includes a closed defined benefit (DB) component. Employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

- The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.
- PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.
- The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
- The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2024. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, U.S., Mexico, Uruguay, UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank's obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank's principal plans are summarized in the table in f) below.

Risk management

The Bank's defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

- there is a decline in discount rates; and/or
- plan assets returns are less than expected; and/or
- plan members live longer than expected; and/or
- health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a) Relative size of plan obligations and assets

| | Pension plans | | | Other benefit plans | |
| | Canada | | | | |
For the year ended October 31, 2025	SPP	Other	International	Canada	International
Percentage of total benefit obligations	**72%**	**16%**	**12%**	**50%**	**50%**
Percentage of total plan assets	**74%**	**11%**	**15%**	**–**	**100%**
Percentage of total benefit expense[1]	**74%**	**23%**	**3%**	**42%**	**58%**

| | Pension plans | | | Other benefit plans | |
| | Canada | | | | |
For the year ended October 31, 2024	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	50%	50%
Percentage of total plan assets	74%	11%	15%	–	100%
Percentage of total benefit expense[1]	73%	27%	–	46%	54%

(1) Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b) Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2025, and the prior year.

Contributions to the principal plans for the year ended October 31 ($ millions)	**2025**	2024
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)		
SPP (excluding defined contribution provision)	$ **158**	$ 69
All other plans	**64**	47
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	**61**	62
Defined contribution pension and other benefit plans (cash contributions)	**206**	184
Defined contribution pension contributions funded from pension plan surplus	**–**	(54)
Total contributions[1]	$ **489**	$ 308

(1) Based on preliminary estimates, the Bank expects to make contributions of $158 million to the SPP (excluding the defined contribution provision), $79 million to all other defined benefit pension plans, $66 million to other benefit plans and $217 million to all defined contribution plans for the year ending October 31, 2026.

c) Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

| | Pension plans | | Other benefit plans | |
As at October 31 ($ millions)	**2025**	2024	**2025**	2024
Benefit obligation				
Benefit obligation of plans that are wholly unfunded	$ **346**	$ 362	$ **890**	$ 930
Benefit obligation of plans that are wholly or partly funded	**8,886**	8,529	**264**	217
Funded status				
Benefit obligation of plans that are wholly or partly funded	$ **8,886**	$ 8,529	$ **264**	$ 217
Fair value of assets	**9,956**	9,260	**63**	84
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$ **1,070**	$ 731	$ **(201)**	$ (133)
Benefit obligation of plans that are wholly unfunded	**346**	362	**890**	930
Excess (deficit) of fair value of assets over total benefit obligation	$ **724**	$ 369	$ **(1,091)**	$ (1,063)
Effect of asset limitation and minimum funding requirement	**(223)**	(208)	**–**	–
Net asset (liability) at end of year	$ **501**	$ 161	$ **(1,091)**	$ (1,063)

d) Financial information

The following tables present financial information related to the Bank's principal plans.

For the year ended October 31 ($ millions)	Pension plans		Other benefit plans	
	2025	2024	**2025**	2024
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 8,891**	$ 7,669	**$ 1,147**	$ 1,114
Current service cost	**244**	205	**22**	20
Interest cost on benefit obligation	**432**	456	**70**	77
Employee contributions	**26**	27	**–**	–
Benefits paid	**(438)**	(404)	**(94)**	(101)
Actuarial loss (gain)	**8**	959	**55**	59
Past service cost[1]	**32**	–	**(63)**	(1)
Business acquisition	**–**	–	**(2)**	–
Settlements	**–**	(2)	**–**	–
Foreign exchange	**37**	(19)	**19**	(21)
Benefit obligation at end of year	**$ 9,232**	$ 8,891	**$ 1,154**	$ 1,147
Change in fair value of assets				
Fair value of assets at beginning of year	**9,260**	8,139	**84**	113
Interest income on fair value of assets	**467**	494	**8**	9
Return on plan assets in excess of (less than) interest income on fair value of assets	**421**	955	**(1)**	8
Employer contributions	**222**	62	**61**	62
Employee contributions	**26**	27	**–**	–
Benefits paid	**(438)**	(404)	**(94)**	(101)
Administrative expenses	**(12)**	(13)	**–**	–
Business acquisition	**–**	–	**–**	–
Settlements	**–**	(3)	**–**	–
Foreign exchange	**10**	3	**5**	(7)
Fair value of assets at end of year	**$ 9,956**	$ 9,260	**$ 63**	$ 84
Funded status				
Excess (deficit) of fair value of assets over benefit obligation at end of year	**724**	369	**(1,091)**	(1,063)
Effect of asset limitation and minimum funding requirement[2]	**(223)**	(208)	**–**	–
Net asset (liability) at end of year	**$ 501**	$ 161	**$ (1,091)**	$ (1,063)
Recorded in:				
Other assets in the Bank's Consolidated Statement of Financial Position	**1,036**	684	**1**	1
Other liabilities in the Bank's Consolidated Statement of Financial Position	**(535)**	(523)	**(1,092)**	(1,064)
Net asset (liability) at end of year	**$ 501**	$ 161	**$ (1,091)**	$ (1,063)
Annual benefit expense				
Current service cost	**244**	205	**22**	20
Net interest expense (income)	**(13)**	(32)	**62**	68
Administrative expenses	**12**	12	**–**	–
Past service costs[1]	**32**	–	**(63)**	(1)
Amount of settlement (gain) loss recognized	**–**	1	**–**	–
Remeasurement of other long-term benefits	**–**	–	**2**	6
Benefit expense (income) recorded in the Consolidated Statement of Income (A)	**$ 275**	$ 186	**$ 23**	$ 93
Defined contribution benefit expense (B)	**$ 205**	$ 183	**$ 1**	$ 1
Remeasurements				
Return on plan assets in excess of interest income on fair value of assets	**421**	955	**(1)**	8
Actuarial (loss) gain on benefit obligation	**(8)**	(959)	**(53)**	(53)
Change in the asset limitation	**6**	(146)	**–**	–
Gains (losses) recorded in OCI (C)	**$ 419**	$ (150)	**$ (54)**	$ (45)
Total benefit cost (A + B - C)	**$ 61**	$ 519	**$ 78**	$ 139
Additional details on actual return on assets and actuarial gains and (losses)				
Actual (return) on assets (net of administrative expenses)	**$ (876)**	$ (1,436)	**$ (7)**	$ (19)
Actuarial gains and (losses) from changes in demographic assumptions	**4**	7	**(11)**	–
Actuarial gains and (losses) from changes in financial assumptions	**(16)**	(952)	**(47)**	(53)
Actuarial gains and (losses) from changes in experience	**4**	(14)	**3**	(6)
Additional details on fair value of pension plan assets invested				
In Scotiabank securities (stock, bonds)	**54**	67	**–**	–
In property occupied by Scotiabank	**3**	4	**–**	–
Change in asset ceiling/(onerous liability)				
Asset ceiling /onerous liability at end of prior year	**208**	55	**–**	–
Interest expense	**22**	6	**–**	–
Remeasurements	**(6)**	146	**–**	–
Foreign exchange	**(1)**	1	**–**	–
Asset ceiling /onerous liability at end of year	**$ 223**	$ 208	**$ –**	$ –

(1) Other benefit plans past service costs relate to certain post-retirement plan amendments.
(2) The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

e) Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2025 is 13.4 years (2024 – 13.6 years).

For the year ended October 31	Pension plans		Other benefit plans	
	2025	2024	**2025**	2024
Disaggregation of the benefit obligation (%)				
Canada				
Active members	**51%**	51%	**3%**	3%
Inactive and retired members	**49%**	49%	**97%**	97%
Total	**100%**	100%	**100%**	100%
Mexico				
Active members	**28%**	28%	**28%**	32%
Inactive and retired members	**72%**	72%	**72%**	68%
Total	**100%**	100%	**100%**	100%
United States				
Active members	**28%**	31%	**32%**	43%
Inactive and retired members	**72%**	69%	**68%**	57%
Total	**100%**	100%	**100%**	100%

f) Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank's principal plans are summarized as follows:

For the year ended October 31	Pension plans		Other benefit plans	
	2025	2024	**2025**	2024
Benefit obligation at end of year				
Discount rate – all plans	**5.17%**	5.22%	**6.34%**	6.51%
Discount rate – Canadian plans only	**4.80%**	4.80%	**4.49%**	4.69%
Rate of increase in future compensation[1]	**3.85%**	3.85%	**4.48%**	4.37%
Benefit expense (income) for the year				
Discount rate – All plans				
Discount rate for defined benefit obligations	**5.22%**	6.13%	**6.51%**	7.36%
Discount rate for net interest cost	**4.96%**	6.13%	**6.35%**	7.36%
Discount rate for service cost	**5.28%**	6.06%	**6.62%**	7.31%
Discount rate for interest on service cost	**5.10%**	6.07%	**6.53%**	7.27%
Discount rate – Canadian plans only				
Discount rate for defined benefit obligations	**4.80%**	5.70%	**4.69%**	5.80%
Discount rate for net interest cost	**4.51%**	5.70%	**4.42%**	5.80%
Discount rate for service cost	**4.90%**	5.60%	**4.87%**	5.62%
Discount rate for interest on service cost	**4.70%**	5.61%	**4.69%**	5.53%
Rate of increase in future compensation[1]	**3.85%**	3.96%	**4.37%**	4.61%
Health care cost trend rates at end of year				
Initial rate	**n/a**	n/a	**5.62%**	5.72%
Ultimate rate	**n/a**	n/a	**4.76%**	4.71%
Year ultimate rate reached	**n/a**	n/a	**2041**	2041
Assumed life expectancy in Canada (years)				
Life expectancy at 65 for current pensioners – male	**23.6**	23.6	**23.6**	23.6
Life expectancy at 65 for current pensioners – female	**24.7**	24.7	**24.7**	24.7
Life expectancy at 65, for future pensioners currently aged 45 – male	**24.5**	24.5	**24.5**	24.5
Life expectancy at 65, for future pensioners currently aged 45 – female	**25.6**	25.6	**25.6**	25.6
Assumed life expectancy in Mexico (years)				
Life expectancy at 65 for current pensioners – male	**21.6**	21.6	**21.6**	21.6
Life expectancy at 65 for current pensioners – female	**24.0**	24.0	**24.0**	24.0
Life expectancy at 65, for future pensioners currently aged 45 – male	**21.7**	21.7	**21.7**	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	**24.0**	24.0	**24.0**	24.0
Assumed life expectancy in United States (years)				
Life expectancy at 65 for current pensioners – male	**22.1**	22.0	**22.1**	22.0
Life expectancy at 65 for current pensioners – female	**23.5**	23.5	**23.5**	23.5
Life expectancy at 65, for future pensioners currently aged 45 – male	**23.5**	23.4	**23.5**	23.4
Life expectancy at 65, for future pensioners currently aged 45 – female	**24.9**	24.8	**24.9**	24.8

(1) The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

g) Sensitivity analysis

The sensitivity analysis represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

For the year ended October 31, 2025 ($ millions)	Pension plans		Other benefit plans	
	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:				
1% decrease in discount rate	$ 1,382	$ 88	$ 124	$ 5
0.25% increase in rate of increase in future compensation	73	5	–	–
1% increase in health care cost trend rate	n/a	n/a	97	13
1% decrease in health care cost trend rate	n/a	n/a	(81)	(10)
1 year increase in Canadian life expectancy	160	10	18	1
1 year increase in Mexican life expectancy	3	–	3	–
1 year increase in the United States life expectancy	2	–	1	–

h) Assets

The Bank's principal pension plans' assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term and are documented in each plan's investment policy. Asset mix policy typically also reflects the nature of the plan's benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives cannot be used without specific authorization; currently, the main uses of derivatives are for duration management and currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan's situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly and rebalancing back to target asset mix is considered – as needed – generally on a quarterly basis. The Bank's other benefit plans are generally not funded, with the exception of certain programs in Mexico.

The tables below show the weighted-average actual and target asset allocations for the Bank's principal plans at October 31, by asset category.

Asset category %	Pension plans		Other benefit plans	
	Actual 2025	Actual 2024	Actual 2025	Actual 2024
Cash and cash equivalents	1%	2%	–%	–%
Equity investments				
Quoted in an active market	44%	43%	15%	12%
Non quoted	5%	5%	–%	–%
	49%	48%	15%	12%
Fixed income investments				
Quoted in an active market	6%	10%	83%	87%
Non quoted	33%	29%	–%	–%
	39%	39%	83%	87%
Property				
Quoted in an active market	–%	–%	2%	1%
Non quoted	1%	1%	–%	–%
	1%	1%	2%	1%
Other				
Quoted in an active market	–%	–%	–%	–%
Non quoted	10%	10%	–%	–%
	10%	10%	–%	–%
Total	100%	100%	100%	100%

Target asset allocation at October 31, 2025

Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	41%	15%
Fixed income investments	44%	83%
Property	1%	2%
Other	14%	–%
Total	100%	100%

28 Operating Segments

The Bank's businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank's other smaller business segments and corporate adjustments are included in the Other segment. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3.

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the income tax expense; hence, there is no impact on the segment's net income. The elimination of the TEB gross-up is recorded in the Other segment; hence, there is no impact on the consolidated results.

Effective January 1, 2024, in line with the provisions of Bill C-59, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.

Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank's funds transfer pricing, head office expense allocations, and allocations between business segments. Prior period results for each segment have been revised to conform with the current period's methodology. Further details on the changes are as follows:

1. Funds transfer pricing methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines, reflecting the Bank's strategic objective to maintain higher liquidity ratios.

2. Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3. To be consistent with the reporting of Scotiabank's recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi'an) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which are now reported in the Other segment.

Scotiabank's results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2025

Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other[1]	Total
Net interest income[2]	$ 10,484	$ 8,866	$ 1,025	$ 1,400	$ (253)	$ 21,522
Non-interest income[3][4]	2,941	3,177	5,403	4,766	(68)	16,219
Total revenues	13,425	12,043	6,428	6,166	(321)	37,741
Provision for credit losses	2,293	2,309	14	97	1	4,714
Depreciation and amortization	552	483	189	259	121	1,604
Other non-interest expenses	5,853	5,681	3,955	3,304	2,121	20,914
Income tax expense	1,302	781	590	585	(507)	2,751
Net income	$ 3,425	$ 2,789	$ 1,680	$ 1,921	$ (2,057)	$ 7,758
Net income attributable to non-controlling interests in subsidiaries	–	158	10	(1)	(198)	(31)
Net income attributable to equity holders of the Bank	$ 3,425	$ 2,631	$ 1,670	$ 1,922	$ (1,859)	$ 7,789
Average assets ($ billions)	463	227	38	509	228	1,465
Average liabilities ($ billions)	382	175	48	520	254	1,379

(1) Includes all other smaller operating segments and corporate adjustments.
(2) Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3) Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.
(4) Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $19; International Banking – $152; Global Banking and Markets – $1; and Other – $436.

For the year ended October 31, 2024

Taxable equivalent basis ($ millions)	Canadian Banking[1]	International Banking[1]	Global Wealth Management[1]	Global Banking and Markets[1]	Other[1][2]	Total
Net interest income[3]	$ 10,185	$ 8,867	$ 786	$ 1,102	$ (1,688)	$ 19,252
Non-interest income[4][5]	2,848	2,999	4,803	3,959	(191)	14,418
Total revenues	13,033	11,866	5,589	5,061	(1,879)	33,670
Provision for credit losses	1,691	2,285	27	47	1	4,051
Depreciation and amortization[6]	568	568	187	258	179	1,760
Other non-interest expenses	5,557	5,602	3,468	2,864	444	17,935
Income tax expense	1,440	705	479	414	(1,006)	2,032
Net income	$ 3,777	$ 2,706	$ 1,428	$ 1,478	$ (1,497)	$ 7,892
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	(1)	134
Net income attributable to equity holders of the Bank	$ 3,777	$ 2,581	$ 1,418	$ 1,478	$ (1,496)	$ 7,758
Average assets ($ billions)	449	231	35	495	209	1,419
Average liabilities ($ billions)	389	179	41	475	254	1,338

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology.

(2) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2024 amounting to $55 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3) Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.

(4) Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5) Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $(9); International Banking – $130; and Other – $77.

(6) Includes impairment charge on software and other intangible assets in the Other segment.

Geographical segmentation

The following table summarizes the Bank's financial results by geographic region.

For the year ended October 31, 2025
($ millions)

	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$ 11,378	$ 799	$ 2,405	$ 1,334	$ 1,993	$ 717	$ 1,931	$ 965	$ 21,522
Non-interest income[1]	9,352	2,165	1,014	588	571	479	1,295	755	16,219
Total revenues[2]	20,730	2,964	3,419	1,922	2,564	1,196	3,226	1,720	37,741
Provision for credit losses	2,338	67	552	368	748	378	196	67	4,714
Non-interest expenses	13,660	1,591	1,822	885	1,168	750	1,508	1,134	22,518
Income tax expense	1,532	189	264	126	79	38	450	73	2,751
Net income	3,200	1,117	781	543	569	30	1,072	446	7,758
Net income attributable to non-controlling interests in subsidiaries	(200)	–	23	7	7	9	123	–	(31)
Net income attributable to equity holders of the Bank	$ 3,400	$ 1,117	$ 758	$ 536	$ 562	$ 21	$ 949	$ 446	$ 7,789
Total average assets ($ billions)	$ 899	$ 237	$ 60	$ 29	$ 55	$ 14	$ 38	$ 133	$ 1,465
Total average liabilities ($billions)	$ 889	$ 187	$ 55	$ 22	$ 50	$ 14	$ 35	$ 127	$ 1,379

(1) Includes net income from investments in associated corporations for Canada – $(12), United States – $362, Mexico – $9, Peru – $4, Chile – $7, Caribbean and Central America – $132, and Other International – $106.

(2) Revenues are attributed to countries based on where services are performed or assets are recorded.

Consolidated Financial Statements

For the year ended October 31, 2024[1] ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$ 9,207	$ 664	$ 2,397	$ 1,422	$ 2,020	$ 690	$ 1,842	$ 1,010	$ 19,252
Non-interest income[2]	8,535	1,578	1,032	546	455	486	1,180	606	14,418
Total revenues[3]	17,742	2,242	3,429	1,968	2,475	1,176	3,022	1,616	33,670
Provision for credit losses	1,701	28	380	501	626	561	150	104	4,051
Non-interest expenses	11,207	1,309	1,867	869	1,143	794	1,454	1,052	19,695
Income tax expense	1,002	146	280	140	119	(49)	303	91	2,032
Net income	3,832	759	902	458	587	(130)	1,115	369	7,892
Net income attributable to non-controlling interests in subsidiaries	–	–	24	3	42	(50)	115	–	134
Net income attributable to equity holders of the Bank	$ 3,832	$ 759	$ 878	$ 455	$ 545	$ (80)	$ 1,000	$ 369	$ 7,758
Total average assets ($ billions)	$ 874	$ 218	$ 64	$ 27	$ 56	$ 14	$ 35	$ 131	$ 1,419
Total average liabilities ($billions)	$ 854	$ 189	$ 59	$ 21	$ 53	$ 14	$ 32	$ 116	$ 1,338

(1) Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period's methodology.

(2) Includes net income from investments in associated corporations for Canada – $(68), Mexico – $11, Peru – $4, Chile – $6, Caribbean and Central America – $109, and Other International – $136.

(3) Revenues are attributed to countries based on where services are performed or assets are recorded.

29 Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2025	2024
Salaries and cash incentives[1]	$ 28	$ 25
Equity-based payment[2]	36	29
Pension and other benefits[1]	2	2
Total	$ 66	$ 56

(1) Represents amounts expensed during the year.

(2) Represents equity-based awards granted during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director's Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 25 for further details of these plans.

Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2025	2024
Loans	$ 7	$ 10
Deposits	2	5

The Bank's committed credit exposure to companies controlled by directors totaled $263 million as at October 31, 2025 (October 31, 2024 – $267 million), while actual utilized amounts were $186 million (October 31, 2024 – $199 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2025	2024
Net income / (loss)	$ (21)	$ (15)
Loans	140	209
Deposits	282	253
Guarantees and commitments	57	46

Scotiabank principal pension plan

The Bank manages assets of $6.4 billion (October 31, 2024 – $6.0 billion) which is a portion of the Scotiabank principal pension plan assets and earned $7.0 million in fees (October 31, 2024 – $6.7 million).

30 Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a) Principal subsidiaries[1]

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank's consolidated financial statements.

		Carrying value of shares	
As at October 31 ($ millions)	Principal office	2025	2024
Canadian			
Scotia Capital Inc.	Toronto, Ontario	$ 4,694	$ 4,160
BNS Investments Inc.	Toronto, Ontario	22,545	23,860
1832 Asset Management L.P.	Toronto, Ontario		
Montreal Trust Company of Canada	Montreal, Quebec		
MD Financial Management Inc.	Ottawa, Ontario	2,939	2,826
Jarislowsky, Fraser Limited	Montreal, Quebec	974	956
Scotia Securities Inc.	Toronto, Ontario	69	73
Tangerine Bank	Toronto, Ontario	3,711	4,154
The Bank of Nova Scotia Trust Company	Toronto, Ontario	764	704
Scotia Mortgage Corporation	Toronto, Ontario	606	843
National Trust Company	Stratford, Ontario	499	408
Roynat Inc.	Calgary, Alberta	785	741
Scotia Dealer Advantage Inc.	Hamilton, Ontario	977	924
International			
Scotia Holdings (USA) LLC	New York, New York	7,698	7,654
Scotia Capital (USA) Inc.	New York, New York		
Scotia Financing (USA) LLC	New York, New York		
Nova Scotia Inversiones Limitada	Santiago, Chile	7,370	7,489
Scotiabank Chile S.A. (99.79%)	Santiago, Chile		
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.39%)	Mexico City, Mexico	8,821	6,966
Scotiabank Inverlat, S.A.	Mexico City, Mexico		
Scotia Peru Holdings S.A.	Lima, Peru	6,920	5,779
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru		
Multiacciones S.A.S.[2]	Bogota, Colombia	424	973
Scotiabank Colpatria, S.A. (56.00%)[2][3]	Bogota, Colombia		
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	1,142	796
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	757	681
Scotiabank Uruguay S.A.	Montevideo, Uruguay		
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	823	943
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,966	1,608
Scotia Group Jamaica Limited (71.78%)	Kingston, Jamaica		
Scotiabank Trinidad and Tobago Limited (50.90%)	Port of Spain, Trinidad and Tobago		
Scotiabank (Barbados) Limited	Bridgetown, Barbados	286	237
BNS International (Bahamas) Limited	Nassau, Bahamas	10,612	11,180
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas		
Scotiabank (Bahamas) Limited	Nassau, Bahamas		
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands		
Grupo BNS de Costa Rica, S.A.[2]	San Jose, Costa Rica		
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland		

(1) The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.

(2) In Q1 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama to Davivienda. The transaction was completed on December 1, 2025. Refer to Note 35 for details.

(3) The Bank made a capital contribution to Scotiabank Colpatria S.A. in May 2025 which increased its ownership interest to 56.00% following the subsequent issuance of additional shares.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank's accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank's significant non-controlling interests in subsidiaries are comprised of the following entities:

		As at and for the year ended			
		2025		2024	
	Non-controlling interest %	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.	**0.20% – 49.10%**	**$ 262**	**$ 8**	$ 256	$ 24
Scotiabank Colpatria S.A.[1]	**44.00% – 47.00%**	**323**	**–**	405	–
Scotia Group Jamaica Limited	**28.22%**	**379**	**14**	350	13
Scotiabank Trinidad and Tobago Limited	**49.10%**	**491**	**51**	464	49
Other	**0.0005% – 49.35%[2]**	**266**	**9**	232	2
Total		**$ 1,721**	**$ 82**	$ 1,707	$ 88

(1) Non-controlling interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of the 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank's discretion, by issuance of common shares or cash.

(2) Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank's subsidiaries with significant non-controlling interests are as follows:

($ millions)	As at and for the year ended October 31, 2025				As at and for the year ended October 31, 2024			
	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	**$ 4,522**	**$ 602**	**$ 95,993**	**$ 84,493**	$ 4,455	$ 226	$ 93,051	$ 82,223

31 Interest Income and Expense

For the year ended October 31 ($ millions)	**2025**		2024	
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[1]	**$ 50,819**	**$ 35,831**	$ 53,966	$ 42,177
Measured at FVOCI[1]	**5,585**	**–**	5,905	–
	56,404	**35,831**	59,871	42,177
Other	**1,198[2]**	**249[3]**	1,788[2]	230[3]
Total	**$ 57,602**	**$ 36,080**	$ 61,659	$ 42,407

(1) The interest income/expense on financial assets/liabilities are calculated using the effective interest method.

(2) Includes dividend income on equity securities.

(3) Includes interest on lease liabilities of $125 (2024 – $119) and insurance finance expense of $33 (2024 – $30).

32 Earnings Per Share

For the year ended October 31 ($ millions)	**2025**	2024
Basic earnings per common share		
Net income attributable to common shareholders	**$ 7,283**	$ 7,286
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes[1]	**(22)**	–
Net income attributable to common shareholders used to calculate basic earnings per common share	**7,261**	7,286
Weighted average number of common shares outstanding (millions)	**1,244**	1,226
Basic earnings per common share[2] (in dollars)	**$ 5.84**	$ 5.94
Diluted earnings per common share		
Net income attributable to common shareholders used to calculate basic earnings per common share	**$ 7,261**	$ 7,286
Dilutive impact of share-based payment options and others[3]	**(181)**	(49)
Net income attributable to common shareholders (diluted)	**$ 7,080**	$ 7,237
Weighted average number of common shares outstanding (millions)	**1,244**	1,226
Dilutive impact of share-based payment options and others[3] (millions)	**4**	6
Weighted average number of diluted common shares outstanding (millions)	**1,248**	1,232
Diluted earnings per common share[2] (in dollars)	**$ 5.67**	$ 5.87

(1) Refer to Note 23 (b) for further details on the redemption of the equity instrument.

(2) Earnings per share calculations are based on full dollar and share amounts.

(3) Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

33 Guarantees, Commitments and Pledged Assets

(a) Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

As at October 31 ($ millions)	2025 Maximum potential amount of future payments[1]	2024 Maximum potential amount of future payments[1]
Standby letters of credit and letters of guarantee	$ 86,016	$ 62,966
Liquidity facilities	8,611	7,665
Indemnifications	95	791

(1) The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank's expected losses from these arrangements.

(i) Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees are generally the same as for loans.

(ii) Liquidity facilities

The Bank's backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii) Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications.

(b) Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

- Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
- Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
- Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
- Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank's other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2025	2024
Commercial letters of credit	$ 836	$ 1,049
Commitments to extend credit[1]	275,504	272,793
Securities lending	78,548	58,477
Securities purchase and other commitments	821	844
Total	$ 355,709	$ 333,163

(1) Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank's discretion at any time.

(c) Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2025	2024
Assets pledged to:		
Bank of Canada[1]	$ 274	$ 229
Foreign governments and central banks[1]	2,066	2,020
Clearing systems, payment systems and depositories[1]	2,200	2,460
Assets pledged in relation to exchange-traded derivative transactions	5,715	5,334
Assets pledged in relation to over-the-counter derivative transactions	33,785	25,487
Assets pledged as collateral related to securities borrowing and lending	195,208	149,669
Assets pledged in relation to covered bond program (Note 14)[2]	44,832	47,560
Assets pledged in relation to other securitization programs (Note 14)	8,045	4,022
Assets pledged under CMHC programs (Note 13)	15,627	18,392
Other	424	228
Total assets pledged	$ 308,176	$ 255,401
Obligations related to securities sold under repurchase agreements	174,010	174,335
Total[3]	$ 482,186	$ 429,736

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.

(2) Excludes mortgages related to covered bonds held by the Bank or used for securities lending transactions.

(3) Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d) Other executory contracts

Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.

The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

34 Financial Instruments – Risk Management

The Bank's risk management framework to monitor, evaluate, measure and manage risks is disclosed in Management's Discussion and Analysis (MD&A). These disclosures are incorporated by cross-reference in the Consolidated Financial Statements as permitted under IFRS 7, Financial Instruments: Disclosures. The grey shaded text and tables marked with an asterisk (*) in the "Group Financial Condition" and "Risk Management" sections of the MD&A form an integral part of the 2025 Consolidated Financial Statements.

The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2025:

- extensive risk management policies define the Bank's risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. Risk appetite is approved by the Bank's Board of Directors, either directly or through the Risk Committee of the Board (the Board);
- guidelines are developed to clarify risk limits and conditions under which the Bank's risk policies are implemented;
- processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
- compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank's derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank's Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

- target markets and product offerings are well defined;
- the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
- transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank's credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities' structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 9(c).

(i) Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e., exposures subject to credit risk capital. The Bank uses the Internal Ratings Based approach (IRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. Under the Advanced Internal Ratings Based (AIRB) approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Under Basel III rules, there are IRB requirements for internally developed model parameters under AIRB, including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g. Large Corporates, Banks, etc.) the FIRB approach utilizes the Bank's internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters. The remaining portfolios, including other individual portfolios, are treated under the standardized approach.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty/exposure type for non-retail exposures and product type for retail exposures. The external ratings the Bank uses are issued by S&P, Fitch and/or DBRS specifically for the Bank's exposures (i.e. issue specific ratings) if available, otherwise issuer ratings are used following OSFI's CAR guidelines requirements. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2025 Exposure at default[1]				2024
Category	Drawn[2]	Undrawn commitments	Other exposures[3]	Total	Total
By counterparty type					
Non-retail					
IRB portfolio					
Corporate	$ 189,918	$ 71,341	$ 113,508	$ 374,767	$ 357,600
Bank	12,924	12,253	23,194	48,371	56,648
Sovereign	240,416	3,487	11,086	254,989	258,858
	443,258	87,081	147,788	678,127	673,106
Standardized portfolio					
Corporate	49,395	4,901	23,786	78,082	65,375
Bank	1,609	69	141	1,819	3,213
Sovereign	24,372	523	243	25,138	24,320
	75,376	5,493	24,170	105,039	92,908
Total non-retail	$ 518,634	$ 92,574	$ 171,958	$ 783,166	$ 766,014
Retail					
IRB portfolio					
Real estate secured	$ 267,856	$ 60,485	$ –	$ 328,341	$ 306,395
Qualifying revolving	18,710	63,595	–	82,305	67,585
Other retail	27,670	4,624	–	32,294	38,665
	314,236	128,704	–	442,940	412,645
Standardized portfolio					
Real estate secured	67,179	102	–	67,281	63,572
Other retail	52,552	10,313	76	62,941	63,214
	119,731	10,415	76	130,222	126,786
Total retail	$ 433,967	$ 139,119	$ 76	$ 573,162	$ 539,431
Total	$ 952,601	$ 231,693	$ 172,034	$ 1,356,328	$ 1,305,445
By geography[4]					
Canada	$ 587,309	$ 175,314	$ 49,503	$ 812,126	$ 783,178
United States	137,005	31,646	83,209	251,860	238,201
Chile	54,340	4,645	3,588	62,573	60,179
Mexico	52,283	3,901	3,183	59,367	58,439
Peru	29,386	2,187	2,194	33,767	32,609
Colombia	15,435	1,777	941	18,153	15,015
Other International					
Europe	17,423	6,241	22,195	45,859	38,776
Caribbean	32,841	2,152	1,250	36,243	36,170
Latin America (other)	15,218	948	1,080	17,246	17,742
All other	11,361	2,882	4,891	19,134	25,136
Total	$ 952,601	$ 231,693	$ 172,034	$ 1,356,328	$ 1,305,445

(1) Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.

(2) Non-retail drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.

(3) Other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4) Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The Bank calculates market risk capital based on the Standardized Approach under the Fundamental Review of the Trading Book (FRTB) framework, including its Trading vs. Banking boundary requirements. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included in the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank's insurance subsidiaries.

As at October 31, 2025 ($ millions)	Credit Risk Exposures — Drawn — Non-retail	Retail	Other Exposures — Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Other Exposures — Market Risk Exposures — Also subject to Credit Risk		All Other[1]	Total
Cash and deposits with financial institutions	$ 62,171	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 3,796	$ 65,967
Precious metals	–	–	–	–	–	–	–	5,156	–	5,156
Trading assets										
Securities	103	–	–	–	–	–	–	140,741	–	140,844
Loans	1,641	–	–	–	–	–	744	6,846	–	8,487
Other	–	–	–	–	–	–	–	2,892	–	2,892
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	203,008	–	–	–	–	–	203,008
Derivative financial instruments	–	–	–	–	46,531	–	42,120	–	–	46,531
Investment securities	146,457	–	–	–	–	2,258	–	–	1,233	149,948
Loans:										
Residential mortgages[2]	58,663	311,413	–	–	–	–	–	–	115	370,191
Personal loans	5,940	95,171	9,456	–	–	–	–	–	–	110,567
Credit cards	–	14,585	313	–	–	–	–	–	3,147	18,045
Business & government	239,898	13,170	25,846	–	–	–	–	–	791	279,705
Allowances for credit losses[3]	(465)	(1,234)	–	–	–	–	–	–	(5,764)	(7,463)
Customers' liability under acceptances	177	–	–	–	–	–	–	–	–	177
Property and equipment	–	–	–	–	–	–	–	–	4,881	4,881
Investment in associates	–	–	–	–	–	65	–	–	6,252	6,317
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,169	16,169
Other (including Deferred tax assets)	6,210	1,154	–	436	–	–	–	403	30,417	38,620
Total	**$ 520,795**	**$ 434,259**	**$ 35,615**	**$ 203,444**	**$ 46,531**	**$ 2,323**	**$ 42,864**	**$ 156,038**	**$ 61,037**	**$ 1,460,042**

(1) Includes the Bank's insurance subsidiaries' assets and all other assets which are not subject to credit and market risks.
(2) Includes $52.8 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3) Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

As at October 31, 2024 ($ millions)	Credit Risk Exposures — Drawn — Non-retail	Retail	Other Exposures — Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Other Exposures — Market Risk Exposures — Also subject to Credit Risk		All Other[1]	Total
Cash and deposits with financial institutions	$ 60,501	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 3,359	$ 63,860
Precious metals	–	–	–	–	–	–	–	2,540	–	2,540
Trading assets										
Securities	331	–	–	–	–	–	–	119,581	–	119,912
Loans	933	–	–	–	–	–	569	6,716	–	7,649
Other	–	–	–	–	–	–	–	2,166	–	2,166
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	200,543	–	–	–	–	–	200,543
Derivative financial instruments	–	–	–	–	44,379	–	39,736	–	–	44,379
Investment securities	147,607	–	–	–	–	5,008	–	–	217	152,832
Loans:										
Residential mortgages[2]	61,467	289,358	–	–	–	–	–	–	116	350,941
Personal loans	711	101,821	3,847	–	–	–	–	–	–	106,379
Credit cards	–	13,892	162	–	–	–	–	–	3,320	17,374
Business & government	261,903	12,904	17,627	–	–	–	–	–	237	292,671
Allowances for credit losses[3]	(363)	(1,170)	–	–	–	–	–	–	(5,003)	(6,536)
Customers' liability under acceptances	149	–	–	–	–	–	–	–	(1)	148
Property and equipment	–	–	–	–	–	–	–	–	5,252	5,252
Investment in associates	–	–	–	–	–	62	–	–	1,759	1,821
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,853	16,853
Other (including Deferred tax assets)	5,968	1,220	–	343	–	–	–	448	25,264	33,243
Total	**$ 539,207**	**$ 418,025**	**$ 21,636**	**$ 200,886**	**$ 44,379**	**$ 5,070**	**$ 40,305**	**$ 131,451**	**$ 51,373**	**$ 1,412,027**

(1) Includes the Bank's insurance subsidiaries' assets and all other assets which are not subject to credit and market risks.
(2) Includes $56.3 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3) Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

(ii) Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower's management; the borrower's current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank's non-retail portfolio is well diversified by industry. As at October 31, 2025, and October 31, 2024, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2024.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank's internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings[1]

	Equivalent External Rating				
S&P and Fitch	Moody's	Morningstar DBRS	Internal Grade	Internal Grade Code	PD Range[2]
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0565%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0565% – 0.0693%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0693% – 0.0833%
BBB+	Baa1	BBB (high)		87	0.0833% – 0.1243%
BBB	Baa2	BBB		85	0.1243% – 0.1976%
BBB-	Baa3	BBB (low)		83	0.1976% – 0.2743%
BB+	Ba1	BB (high)		80	0.2743% – 0.3806%
BB	Ba2	BB		77	0.3806% – 0.7061%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.7061% – 1.4290%
B+	B1	B (high)		73	1.4290% – 2.4715%
B to B-	B2 to B3	B to B (low)		70	2.4715% – 6.2065%
CCC+	Caa1	–		65	6.2065% – 15.9382%
CCC	Caa2	–	Watch list	60	15.9382% – 28.5499%
CCC- to CC	Caa3 to Ca	–		40	28.5499% – 48.3748%
–	–	–		30	48.3748% – 100.0000%
Default			Default	21	100%

(1) Applies to non-retail portfolio.
(2) PD Ranges as at October 31, 2025. The Range does not include the upper boundary for the row.

Non-retail IRB portfolio

The credit quality of the non-retail IRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2025				2024
		Exposure at Default[1]				
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures[2]	Total	Total
Investment grade	99 – 98	$ 144,086	$ 1,557	$ 39,788	$ 185,431	$ 174,122
	95	36,203	13,422	30,882	80,507	71,282
	90	15,314	12,067	28,875	56,256	49,596
	87	26,472	13,771	16,458	56,701	63,699
	85	25,166	10,987	8,758	44,911	49,980
	83	43,384	11,155	5,924	60,463	69,342
Non-Investment grade	80	39,476	10,262	5,810	55,548	54,770
	77	25,637	6,542	4,824	37,003	40,729
	75	20,174	4,373	4,556	29,103	27,324
	73	7,913	1,464	756	10,133	10,140
	70	4,137	1,216	707	6,060	3,791
Watch list	65	907	60	43	1,010	1,592
	60	876	109	171	1,156	986
	40	910	75	134	1,119	889
	30	276	9	2	287	232
Default	21	1,482	12	100	1,594	1,313
Total		$ 392,413	$ 87,081	$ 147,788	$ 627,282	$ 619,787
Government guaranteed residential mortgages[3]		50,845	–	–	50,845	53,319
Total		$ 443,258	$ 87,081	$ 147,788	$ 678,127	$ 673,106

(1) After credit risk mitigation.
(2) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(3) These exposures are classified as sovereign exposures and are included in the non-retail category.

Non-retail standardized portfolio

The non-retail standardized portfolio relies on external credit ratings (e.g. S&P, Fitch, Morningstar DBRS, etc.) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI's Capital Adequacy Requirements Guideline. Non-retail standardized portfolio as at October 31, 2025 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $105 billion (October 31, 2024 – $93 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada, U.S., Mexico, Chile, Peru and Colombia.

(iii) Credit quality of retail exposures

The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2025, 23% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 54%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposures within each PD range by asset class:

As at October 31 ($ millions)		2025					2024
		Exposure at default[1]					
		Real estate secured					
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0500%	$ 89,983	$ 57,130	$ 15,921	$ 792	$ 163,826	$ 145,243
Very Low	0.0501% – 0.1999%	95,370	19,900	36,811	5,792	157,873	148,919
Low	0.2000% – 0.9999%	43,971	–	14,536	16,932	75,439	79,011
Medium Low	1.0000% – 2.9999%	11,436	5,509	9,715	4,803	31,463	25,478
Medium	3.0000% – 9.9999%	7	–	2,719	2,683	5,409	7,524
High	10.0000% – 19.9999%	3,177	938	1,690	614	6,419	3,232
Extremely High	20.0000% – 99.9999%	2	–	785	511	1,298	2,263
Default	100%	791	127	128	167	1,213	975
Total		$ 244,737	$ 83,604	$ 82,305	$ 32,294	$ 442,940	$ 412,645

(1)   After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $130 billion as at October 31, 2025 (2024 – $127 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $67 billion (2024 – $64 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv) Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

- The risks and rewards of the pledged assets reside with the pledgor.
- Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
- The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
- Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2025, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $409 billion (2024 – $359 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge. Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged was $350 billion (2024 – $300 billion), of which approximately $67 billion was not sold or re-pledged (2024 – $60 billion).

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 33(c) details the nature and extent of the Bank's asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of assets acquired in exchange for loans as at October 31, 2025 was $221 million (2024 – $312 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

(b) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Our liquidity risk management framework and key risk measures are disclosed in the gray-shaded text and tables marked with an asterisk (*) in the "Risk Management" section of the MD&A.

(c) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Our market risk management framework and key risk measures are disclosed in the gray-shaded text and tables marked with an asterisk (*) in the "Risk Management" section of the MD&A.

35 Acquisitions and Divestitures

Acquisitions

Acquisition completed impacting the current year

KeyCorp

On December 27, 2024, the Bank completed its acquisition of an approximate ownership interest of 14.9% or 163 million shares in KeyCorp. The acquisition was completed in two stages – an initial investment of 4.9% (Initial Investment) on August 30, 2024, and an additional investment of approximately 10% (Additional Investment) on December 27, 2024. The acquisition was completed through all-cash purchases of newly issued voting common shares, at a fixed price of U.S.$17.17 per share, resulting in total cash consideration paid of approximately U.S.$2.8 billion ($4.1 billion). Following completion of the Additional Investment, the Bank designated two individuals to serve on KeyCorp's Board of Directors.

Effective December 27, 2024, the combined 14.9% investment was accounted for as an investment in associate as the Bank has significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest. The Initial Investment of 4.9% previously accounted for at fair value through other comprehensive income was derecognized and included in the cost base of the investment in associate. The difference between the fixed transaction price and the quoted share price of KeyCorp on the date of Additional Investment (U.S.$17.20) was recognized as a gain in non-interest income – other, with a corresponding increase in the carrying value of the investment in associate. The carrying amount of the investment in associate upon closing was U.S.$2.8 billion ($4.1 billion), and represents the Bank's share of KeyCorp's net assets, adjusted for goodwill and other intangibles. The total impact to the Bank's common equity Tier 1 (CET1) ratio from the transaction was a decrease of approximately 49 basis points.

For the three and twelve months ended October 31, 2025, $117 million ($111 million after-tax) and $362 million ($338 million after-tax), respectively, was recorded in net income from investments in associated corporations, representing the Bank's share of KeyCorp's financial results.

Divestitures

Divestiture announced that is expected to close in a future period

Sale of banking operations in Colombia, Costa Rica and Panama

On January 6, 2025, the Bank entered into an agreement with Davivienda to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. The Bank's ownership will consist of 14.99% voting common shares and the remainder in non-voting preferred shares. At the closing date, the Bank will have the right to designate individuals to serve on the Board of Directors of Davivienda's combined operations commensurate with its ownership stake. This investment will be accounted for as an investment in associate, as the Bank will have significant influence.

On the date of the agreement, the Bank's operations that are part of this transaction were classified as held for sale in accordance with IFRS 5 and an impairment loss of $1,362 million ($1,355 million after-tax) was recorded in non-interest expenses – other within the Other operating segment, representing the write-down of goodwill ($589 million), intangibles ($151 million), property and equipment ($290 million) and the remaining in other assets.

As of October 31, 2025, the Bank has recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax). The loss was recorded in Other operating segment. The held for sale operations included total assets of $24 billion and total liabilities of $22 billion, consisting primarily of loans and deposits, and the total cumulative foreign currency translation losses, net of hedges was $249 million. Upon closing, total assets and liabilities will be derecognized. Any resulting gains/loss and the total cumulative foreign currency translation reserve, net of hedges at the closing date related to these operations will be recorded in the Consolidated Statement of Income.

The total impact of the transaction to the Bank's CET1 capital ratio was a decrease of approximately 13 basis points as of October 31, 2025.

Closed divestitures impacting the current fiscal year

CrediScotia Financiera

On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana), upon receiving regulatory approvals and satisfying closing conditions.

Upon closing, assets and liabilities of $985 million and $726 million, respectively, in relation to this business were derecognized. A total loss of $102 million after-tax has been recognized and recorded in the Other Segment for this transaction, of which $12 million after-tax was recorded in 2025 and $90 million was recorded in 2024. The amount recognized in 2025 was recognized in non-interest income – other. The closing of the transaction increased the Bank's CET1 capital ratio by approximately three basis points.

36 Events after the Consolidated Statement of Financial Position date

Sale of banking operations in Colombia, Costa Rica and Panama
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda, upon receiving all regulatory approvals and satisfying all customary closing conditions.

Following this date, the investment in Davivienda Group will be accounted for as an investment in associate as the Bank has significant influence. Additionally, all assets and liabilities in relation to the Bank's operations will be derecognized and the Bank is expected to record a loss in Q1 2026 of approximately $300 million after-tax in the Other segment, primarily relating to the release of cumulative foreign currency translation losses, net of hedges.

Shareholder Information

Annual meeting

Shareholders are invited to attend the 194th Annual Meeting of Holders of Common Shares, to be held on April 14, 2026, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 17, 2026. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank's Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7

Dividend Dates for 2026

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia's common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

LEGACY SENIOR DEBT/DEPOSITS

Fitch	AA
Moody's	Aa2
Morningstar DBRS	AA
Standard & Poor's	A+

SENIOR DEBT[1]

Fitch	AA-
Moody's	A2
Morningstar DBRS	AA(low)
Standard & Poor's	A-

SHORT TERM DEPOSITS/COMMERCIAL PAPER

Fitch	F1+
Moody's	P-1
Morningstar DBRS	R-1(high)
Standard & Poor's	A-1

SUBORDINATED DEBENTURES[2]

Fitch	A
Moody's	Baa1
Morningstar DBRS	A(high)
Standard & Poor's	A-

SUBORDINATED DEBENTURES (NVCC)

Fitch	A
Moody's	Baa1(hyb)
Morningstar DBRS	A(low)
Standard & Poor's	BBB+

SUBORDINATED ADDITIONAL TIER 1 CAPITAL NOTES (NVCC)

Fitch	BBB+
Moody's	Baa3(hyb)
Morningstar DBRS	BBB(high)
Standard & Poor's	BBB-

LIMITED RECOURSE CAPITAL NOTES (NVCC)

Fitch	BBB+
Moody's	Baa3(hyb)
Morningstar DBRS	BBB(high)
Standard & Poor's	BBB-

(1) Subject to the Canadian Bank Recapitalization (Bail-in) regime
(2) Excluding instruments with Non-Viability Contingent Capital Features

Credit ratings are one of the factors that impact the Bank's access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Fitch, Aa2 by Moody's, AA by Morningstar DBRS and A+ by Standard and Poor's (S&P). The Bank's bail-inable senior debt is rated AA- by Fitch, A2 by Moody's, AA (low) by Morningstar DBRS, and A- by S&P. As of October 31, 2025, all such rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

Additional information

CORPORATE HEADQUARTERS

Scotiabank
40 Temperance Street
Toronto, Ontario
Canada M5H 0B4

FOR FURTHER INFORMATION

Customer Service Centre
1-800-4-SCOTIA

Financial Analysts, Portfolio Managers and other Institutional Investors
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 775-0798
E-mail: investor.relations@scotiabank.com

Online
For product, corporate, financial and shareholder information: www.scotiabank.com

Global Communications
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com

Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
320 Bay Street, 14th Floor, Toronto, Ontario
Canada M5H 4A6
Tel: 1-877-982-8767
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, N.A.
Tel: 1-781-575-2000
E-mail: service@computershare.com

Street/Courier address:
C/O Shareholder Services
150 Royall Street, Canton, MA 02021

Mailing address:
PO Box 43078
Providence, RI, USA 02940-3078

Corporate Secretary's Department
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com





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